9/18



06017673

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Westfield Group

*CURRENT ADDRESS Level 24, Westfield Towers
100 William St.
Sydney, NSW 2011
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 2 6 2006
THOMSON
FINANCIAL

FILE NO. 82- 35029 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 10/18/06

United States

United Kingdom

Westfield Group

Annual report 31 December 2004

Contents

Property portfolio profile as at 31 December 2004

126 shopping centres
in the United States, Australia, New Zealand and the United Kingdom

Gross value of investments under management
$41.9 billion

10.0 million square metres
of retail space

20,600 retail outlets

Since the merger...

July 2004



- The Westfield Group stapled securities **commenced trading** on Monday, 5 July 2004.*
- Acquired remaining 50% stake of **Two Double Seven** shopping centre in Auckland, New Zealand, for NZ$121 million.

* on a deferred settlement basis.

August 2004

- Formed **four new joint ventures** with DB REEF Trust as part of a $790 million transaction, acquiring interests in centres in Perth, Adelaide and Melbourne.
- Acquired **Skygarden** and **Imperial Arcade** in Sydney's CBD, for $241 million. This purchase followed Westfield's acquisition of Centrepoint in December 2001 and Sydney Central Plaza in March 2003.

(All amounts are in Australian dollars unless otherwise stated)

This is the first annual report of the newly created Westfield Group – the world's largest listed retail property group by equity market capitalisation.

The Westfield Group is the result of the merger in July 2004 of Westfield Holdings, Westfield Trust and Westfield America Trust.

The rationale for the merger was to create a global operating platform with the financial structure to efficiently pursue global growth opportunities.

Since the merger, the Westfield Group has acquired $3.4 billion of property assets, completed $1.1 billion of development projects, and commenced seven new projects with a value of $1.1 billion.



September 2004

- The Group expanded its interests in the UK with the £1.1 billion ($2.8 billion) acquisition of **Duelguide plc,** owners of the Chelsfield portfolio with interests in shopping centres and large-scale development projects.

October 2004

- Raised **US$2.6 billion** from the US debt market, the largest US bond issue by an Australian corporate.

December 2004

- Completed the $755 million redevelopment of **Westfield Bondi Junction** in Sydney's eastern suburbs. The project was the largest undertaken by Westfield to date.
- Raised **US$4 billion** from 34 banks through a global bank syndicated facility.

Frank Lowy, AC,
Chairman



Dear shareholders

I am pleased to present to you the first annual report of the merged Westfield Group. The Group is the result of the merger last July of Westfield Holdings, Westfield Trust and Westfield America Trust, which has created the world's largest listed retail property group by equity market capitalisation.

On 22 April 2004, when the merger proposal was announced, the market capitalisation of the three entities on a consolidated basis was approximately $22 billion. By 31 December 2004, the market capitalisation of the merged Westfield Group was $27.7 billion, creating a 25% increase in shareholder value.

The merger has given the Group a financial capacity far greater than that of any one of the former Westfield entities, and a global operating and financial structure to match the global opportunities.

Westfield owns and operates 126 shopping centres in Australia, New Zealand, the United Kingdom and the United States.

It has more than 120,000 investors with investors from most parts of the world including Singapore, Japan, Hong Kong, the US, Europe, the UK and, of course, Australia. Our 20,600 retailers are headquartered in the UK, France, Italy, Spain, the US, Australia and New Zealand.

This brief snapshot of information gives some sense of the remarkable growth, diversity and globalisation of Westfield.

It is important to note that during the merger activity Westfield's underlying business continued to perform strongly in all markets.

This is a significant statement about the capacity of the Group to be able to pursue new opportunities, complete major transactions and stay focused on the day-to-day operations and developments. To illustrate the point, during the merger and since, the company simultaneously undertook a full due diligence process of the acquisition of the Rouse Company in the US (which we subsequently chose not to pursue) and successfully completed the takeover of Duelguide plc in the UK, owners of the Chelsfield property portfolio. On the financial front, the Group issued US$2.6 billion in a bond issue into the US debt market and arranged a US$4 billion global syndicated loan facility.

During the six months since the merger, the Group acquired $3.4 billion of property assets, completed $1.1 billion of development projects and started seven new projects with a value of $1.1 billion. At the same time, the Group maintained high levels of occupancy in our shopping centres and met our income objectives.

We maintain this level of activity in large part due to the stability and experience of Westfield's senior executive team. This team is a global resource with long-serving executives located in all markets. Recently, Westfield executives from Australia, the US and the UK spent months in London working on the Duelguide acquisition and integrating the new business into our global operations. Management at all levels routinely exchange information on everything from construction techniques to retail trends and marketing campaigns. For instance, a design innovation used at Bondi Junction in Sydney is shared with architects working on the Century City redevelopment in Los Angeles and the Derby redevelopment in the UK.

Bondi Junction



Westfield Bondi Junction, Sydney, New South Wales

Oakridge



Westfield Oakridge, San Jose, California

The constant interaction between executives around the world creates an ever-expanding knowledge base on how to better develop and manage shopping centres, and allows us to create value or opportunities where they might not seem to exist. This, coupled with the intense focus on day-to-day management of the shopping centres, maximises returns for our investors.

Westfield's approach to growing in new markets generally has been to make a relatively small investment in a new country, typically by acquiring one or two properties. Senior executives familiar with Westfield's culture and management style are assigned to work with locally based executives to understand the market and establish a strong foundation for future growth. Only then, when the company is familiar with the new market, do we expand, usually through a series of portfolio or corporate acquisitions.

This has been the history of Westfield's growth in the US, New Zealand and, most recently, in the UK, where the Group acquired Duelguide plc, giving it interests in the high-quality Chelsfield portfolio totaling $2.8 billion. This has transformed Westfield from being an "entry-level" participant in the UK five years ago to among the industry leaders in that market today.

A hallmark of Westfield's business over 44 years has been its ability to work closely with some of the world's leading retailers. Some of these include Nordstrom, Macy's, Bloomingdales, Nieman Marcus, Target and Wal-Mart in the US; Marks & Spencer, Debenhams and Sainsbury in the UK; and, in Australia, Coles Myer, David Jones and Woolworths.

On the corporate governance side, Westfield will continue to maintain the high standards expected by the investment community.

The past year has been an historic one for Westfield and has positioned the Group well in a global sense. I am therefore, confident in confirming the distribution forecasts contained in the Explanatory Memorandum released last year and that we can look forward to continuing to explore opportunities for further growth in future years.

Frank Lowy, AC
Chairman

Under the merger, Westfield Holdings shareholders received 1 new stapled security for each of their shares, Westfield Trust unitholders received 0.28 new stapled securities for each of their units, and Westfield America Trust unitholders received 0.15 new stapled securities for each of their units.

Significant value has been created during the year for investors in Westfield Holdings, Westfield Trust and Westfield America Trust, as evidenced by the tables below, which reflect the actual and theoretical price of each security over the 12 months to 31 December 2004 and the corresponding total return, including all distributions and dividends paid during the year.


Westfield Holdings
If you held $1000 worth of shares on 1 January 2004 on 31 December 2004 that would be worth $1,182
* theoretical share price based on the merger ratio of 1 Westfield Holdings share is equivalent to 1 Westfield Group security
# inclusive of distributions and dividends paid during the year
$13.90
$14.44
$15.30*
$16.43*
Total 1 year return
= 20.3%#
02 January '04
23 April Post-merger announcement
5 July* 1st day trading by new securities*
31 December '04*
Westfield Trust
If you held $1000 worth of units on 1 January 2004 on 31 December 2004 that would be worth $1,296
* theoretical unit price based on the merger ratio of 1 Westfield Trust unit is equivalent to 0.28 Westfield Group security
# inclusive of distributions and dividends paid during the year
$3.55
$4.08
$4.28*
$4.60*
Total 1 year return
= 36.7%#
02 January '04
23 April Post-merger announcement
5 July* 1st day trading by new securities*
31 December '04*
Westfield America Trust
If you held $1000 worth of units on 1 January 2004 on 31 December 2004 that would be worth $1,316
* theoretical unit price based on the merger ratio of 1 Westfield America Trust unit is equivalent to 0.15 Westfield Group security
# inclusive of distributions and dividends paid during the year
$1.87
$2.20
$2.30*
$2.46*
Total 1 year return
= 40.8%#
02 January '04
23 April Post-merger announcement
5 July* 1st day trading by new securities*
31 December '04*

Westfield Group at a glance

United States

- Interests in 66 shopping centres worth $18.0bn
- 9,000 retail outlets
- 6.3m square metres of retail space



Australia and New Zealand

- Interests in 51 shopping centres worth $17.6bn
- 10,600 retail outlets
- 3.3m square metres of retail space



United Kingdom

- Interests in 9 shopping centres worth $4.7bn
- 1000 retail outlets
- 0.4m square metres of retail space



Property investment by region
(Westfield share)

United Kingdom 11%

Australia and New Zealand 43%

United States 46%

Property income by region


United Kingdom 3%
Australia and New Zealand 42%
United States 55%

Leasable area


United Kingdom 4%
Australia and New Zealand 33%
United States 63%

Managing directors' review

Peter Lowy
Managing director



Steven Lowy
Managing director



Since its formation in July 2004, the Westfield Group has been involved in a number of significant transactions which are discussed below. These transactions underscore the primary rationale of the merger, which was to provide the Group with greater capacity to enable it to pursue profitable growth opportunities globally.

The merger of Westfield Holdings, Westfield Trust and Westfield America Trust has now created the world's largest listed retail property group by equity market capitalisation, with a capitalisation as at 31 December 2004 of $27.7 billion.

Financial review

In this, our first annual report, we are very pleased to report that the result for the six months to 31 December 2004, was in line with the forecast contained in the Explanatory Memorandum for the merger, issued in May 2004.

The Westfield Group announced a net profit of $832.9 million for the six months to 31 December 2004. The distribution for the period was $875.7 million and represents 52.03 cents per stapled security.

The total distribution comprises distributions from both Westfield Trust and Westfield America Trust, totaling 47.56 cents per security (91.4% of the total distribution), which is tax advantaged to approximately 42%, and a fully franked dividend from Westfield Holdings of 4.47 cents per security (8.6% of the total distribution).

Since 30 June 2004, total assets have risen by 14% from $30.0 billion to $34.3 billion with the gross value of investments under management rising by 16% from $36.0 billion to $41.9 billion. This increase in our shopping centre portfolio has been driven by the acquisition of new properties, the completion of redevelopments and the $2.8 billion increase in the valuation of the Group's existing assets resulting in a rise in net tangible assets (NTA) to $10.61 per security at 31 December 2004.

In particular, during the period we have substantially increased our presence in the United Kingdom with the £1.1 billion ($2.8 billion) acquisition of Duelguide plc. and completed approximately $1.1 billion of developments including the Group's largest project to date, Bondi Junction in Sydney, Australia.

Bondi Junction





The redevelopment of **Westfield Bondi Junction** was completed in December 2004. The centre, which is now worth $1.22 billion, is set to become Westfield's highest-grossing shopping centre in the Australian portfolio.

Santa Anita



Around 250,000 square feet of new specialty shop space was added to **Westfield Santa Anita**, in California, following a US$113 million redevelopment. The new centre reopened in October 2004.

Operational highlights for the period include strong performances from each of our Australian & New Zealand, United States and United Kingdom regions.

The Group has also focused on strengthening its financing structure by increasing the diversification of its funding mix and lengthening its debt maturity profile. During the period, $8.5 billion of new core facilities were put in place with US$2.6 billion raised from the US debt market and a further US$4.0 billion global syndicated bank facility now available.

Both of these transactions were consistent with the objectives set at the time of the merger and represented the largest deals of their kind by an Australian corporate, receiving strong support from international debt markets.

At 31 December 2004, the Group's gearing level was 40.6%. Following the completion of the Duelguide acquisition, gearing will increase to approximately 44% and remains within the Group's target gearing of around the mid 40%-level. Based on equity market capitalisation of $27.7 billion net debt to total market capitalisation is approximately 33%.

Business model and strategy

Following the merger, the Westfield business model will function across the Group's entire international portfolio and encompass property investment together with three main areas of operations: property management, marketing and leasing; property development, design and construction; and, funds and asset management.

A cornerstone of the Group's operating platform is the "Westfield brand".

For our customers, our brand strategy is to ensure that at every Westfield shopping centre there is a consistent standard of customer service, marketing, systems and management that ensures the delivery of an outstanding shopping centre experience. In this way, the Westfield brand is as well known in our "regional clusters" in Chicago or San Diego as it is in Auckland, Sydney or Melbourne.

Valley Fair



A children's play area at **Westfield Valley Fair**, in San Jose, California. Play space for small children is an essential part of Westfield's customer service which aims to provide shoppers with a safe and comfortable retail experience – no matter how old they are.

Sydney City



Sydney Central Plaza is one of the four properties that make up Westfield's **Sydney City** shopping centre.

Garden State Plaza



Leading US clothing retailer, Abercrombie & Fitch, chose one of Westfield's key shopping centres as part of a trial for its new aspirational lifestyle clothing brand. The new brand, named Ruehl, was launched in September 2004 at Westfield Shoppingtown Garden State Plaza in Paramus, New Jersey, which was one of three launch locations.

The Westfield brand also extends to the other stakeholders of the Westfield Group. For our retailers, the Westfield brand represents a dynamic and professionally managed place to trade; for investors, the Westfield brand equates to sound management and solid long-term returns; and for our staff, the Westfield brand means a culture of hard work, financial discipline and leadership in the retail property industry.

The Westfield Group's operating strategy is:

- To maximise the operating performance of each of our shopping centres through intensive management and redevelopment while developing strong relationships with retailers and leveraging the benefits of the "Westfield" brand; and,
- To expand the shopping centre portfolio through expansion in existing markets in which the Westfield Group operates; and, geographical expansion into new markets that offer opportunities to enhance investment returns.

Outlook

It has been a very positive period for the Group and the significant acquisition and financing transactions undertaken over the past six months have provided a strong foundation for the Group going forward.

The directors confirm the forecasts contained in the Explanatory Memorandum for the distribution periods to 30 June 2006. The forecast distribution re-stated for the Group's financial year to 31 December 2005, is 106.5 cents per stapled security.

The Westfield business model


Shopping centre ownership
Australia and New Zealand
51 properties
United States
66 properties
United Kingdom
9 properties
Business services
property management, marketing and leasing

How we add value


Market forces
Centre lifecycle
Investment return
Economic environment
population
demographics
Consumer and
retail trends
Competition
Asset management
Management, marketing
and leasing
Development planning
Project in progress
Design
Construction
Leasing
Completed centre
Maximise income
growth from existing
centre
Maximise return on
Maximise value
of completed centre

Westfield Group global operating environment

Westfield has operations in the United States, Australia, New Zealand, and the United Kingdom. These countries all possess the fundamentals for running a successful shopping centre business. They have high standards of living and stable economic environments.



Australia and New Zealand
Business clusters
Brisbane
Perth
Adelaide
Sydney
Canberra
Melbourne
New Zealand

They have flourishing retail sectors which give consumers an ever-expanding range of goods and services. And they have stable political systems with respect for the rule of law. Particularly, these countries have well-established planning regimes - so crucial when investing hundreds of millions of dollars of investors' funds on shopping centre expansion.



United Kingdom
Business clusters
England
Northern Ireland
California
North East
United States
Major clusters
Mid West
Florida

Clusters

The Westfield strategy is to operate its shopping centres in geographic clusters. Owning and managing shopping centres in these clusters provides a number of benefits including management economies of scale, operating synergies and reinforcement of the Westfield brand, for both our customers and retailers.

Santa Anita



Shoppers flocked to the grand opening of **Westfield Santa Anita**, in California, last October following the centre's US$113 million redevelopment that added over 250,000 square feet of new specialty shops, restaurants and entertainment options. The redeveloped centre now features a mix of 192 specialty stores and four major department stores.

Parkway


WAL-MART

Last October, discount retailer Wal-Mart opened a 160,000 square feet store at **Westfield Parkway** in El Cajon, California. The new store is the first two-storey Wal-Mart in the United States to be built from the ground up and specifically designed to integrate into the regional shopping centre format with check-outs facing the malls.

United States

PROPERTY INCOME OF

$651.0m

6 months to 31-12-04

COMPARABLE MALL INCOME GROWTH UP

4.2%

12 months to 31-12-04

The United States operations contributed property income of $651.0 million during the reporting period and represents comparable mall income growth of 4.2%. This result reflects the underlying improved retail conditions in the US, particularly in our East Coast and West Coast regions.

During the 12 months to 31 December 2004, sales per square foot in the Group's US centres were up 6.1% to US$405 per square foot.

At December 2004 the portfolio was 94.2% leased, which was slightly ahead of the occupancy rate a year ago of 94%. Leases totaling 3.7 million square feet were completed during the year with mall shop rents representing a 26.3% increase over expiring rents. The average portfolio rent at December 2004 of US$37.88 per square foot represents a 4.3% increase over December 2003.

Property transactions

In the United States, since year end the Group has purchased Chicago Ridge in Chicago, Illinois for US$108 million and acquired a further 25% interest in Westfield Valencia for US$69 million, taking its interest to 50%.

Development projects

Completed

During the period, the Group completed the US$113 million redevelopment of Westfield Santa Anita, in Los Angeles, California, and the US$27 million development of Westfield Parkway, in San Diego, California. Both projects were completed in October 2004.

Century City



An artist's impression of the US$137 million redevelopment of **Westfield Century City** in Los Angeles, California. The redevelopment will add a two-level 15-screen cinema, an alfresco dining terrace and a distinctive new design. The project is due for completion in the second quarter of 2006.

San Francisco Centre



Construction on the US$420 million redevelopment of **Westfield San Francisco Centre** in San Francisco, California is well under way including the raising of the adjacent Emporium Building's 100-foot wide historic dome. On completion in late 2006, Westfield San Francisco Centre will emerge as one of the largest urban shopping centres in the US, with both the second-largest Bloomingdale's and Nordstrom in the country and a mix of 200 specialty shops, a gourmet marketplace and cinemas.

MALL OCCUPANCY

94.2%

at 31-12-04

RETAIL SALES GROWTH PER SQUARE FOOT UP

6.1%

12 months to 31-12-04

Under construction

The US$130 million redevelopment of Westfield Wheaton, in Wheaton, Maryland is expected to be completed in the second quarter of 2005. Completion is expected in the second quarter of 2005 on the US$117 million redevelopment of Westfield Franklin Park, at Toledo, Ohio, while the US$32 million upgrade of Westfield Gateway, at Lincoln, Nebraska is currently scheduled to be completed during the fourth quarter of 2005.

The first quarter of 2006 is expected to see the completion of the Group's US$71 million redevelopment of Westfield Chesterfield, in St Louis, Missouri. Two major projects are expected to be finished in the second quarter of 2006 – the US$137 million redevelopment of Westfield Century City in Los Angeles, California and the US$119 million redevelopment of Connecticut Post in Milford, Connecticut. The US$420 million redevelopment of Westfield San Francisco, in California, is progressing well and is currently scheduled to be completed in the fourth quarter of 2006.

United States

Group property income: 6 mths to 31-12-04	$651 m
Group property investments	$15,645 m
Centres	66
Annual specialty retail sales	US$6.7 bn
Retail outlets	9,000
GLA (millions of square feet)	68.2
GLA (millions of square metres)	6.3

Bondi Junction





Westfield Bondi Junction includes around 330 retailers. Of these, 78 are new to Westfield, including 22 international retailers.

Australia and New Zealand

PROPERTY INCOME OF

$489.2m
6 months to 31-12-04

COMPARABLE MALL INCOME GROWTH UP

5.1%
12 months to 31-12-04

The Australian and New Zealand operations contributed property income of $489.2 million for the reporting period. This represents a comparable mall income growth of 5.1%. This performance reflects the strong retail conditions as well as the quality of the portfolios in both regions with occupancy continuing to be in excess of 99.5%.

Retail sales in the Group's 40 Australian centres totalled $15.2 billion, up 9.8% for the 12 months to 31 December 2004. On a comparable basis, total sales increased 6.2% with specialty store sales up 7.4%. Retail sales at the Group's 11 shopping centres in New Zealand increased 4.6% to NZ$1.6 billion for the 12 months to 31 December 2004. On a comparable basis, total sales increased 4.2% with specialty store sales up 6.6%.

Property transactions

Since the merger, the Group formed four new joint ventures with DB REEF Trust valued at $790 million, acquired Skygarden and Imperial Arcade in Sydney's CBD for $241 million, and acquired the remaining 50% interest in Newmarket, Auckland for NZ$121.2 million.

Development projects

Completed

In Australia during the period, the final stage of the Group's largest project to date, the $755 million redevelopment of Westfield Bondi Junction, in Sydney's eastern suburbs was completed. The centre was valued at year end at $1.22 billion which represents a valuation uplift of $246 million on the total cost of $974 million.

We are very pleased with the success of this project and the standards achieved in all aspects of our business - development, design, construction, leasing, management and marketing. The centre is now set to become the highest-grossing Westfield centre in Australia.

Skygarden and Imperial Arcade



Westfield invested $241 million in August 2004 for **Skygarden and Imperial Arcade** in Sydney's CBD. These acquisitions give Westfield the opportunity to amalgamate these properties with Centrepoint and Sydney Central Plaza, and build one world-class, integrated shopping complex in the heart of Sydney's central business district.

Whitford City


Westfield

Whitford City, Perth, is one of the three shopping centres bought in August 2004 as part of Westfield's $790 million four-way transaction with DB REEF Trust. Along with Whitford City, Westfield bought centres in Adelaide and Melbourne. As part of the deal, it also sold Deutsche a 50% stake in its North Lakes shopping centre, in Brisbane's north.

Two Double Seven



In July 2004, the Group acquired the remaining 50% interest in the **Two Double Seven** shopping centre and adjacent land at Newmarket, in Auckland, New Zealand from its joint venture partner, Auckland One Ltd for NZ$121.2 million. As a result of this deal, Westfield now owns 100% of the Two Double Seven shopping centre and adjacent land. The Group has plans to develop Two Double Seven and is proposing to create a world-class retail offering for the people of Auckland.

MALL OCCUPANCY

>99.5%

at 31-12-04

COMPARABLE RETAIL SALES GROWTH UP

6.2%

12 months to 31-12-04

The Group completed a $46 million development of The Pines in Melbourne and a $20 million upgrade of Westfield Mt Gravatt in Brisbane.

In New Zealand, NZ$94 million redevelopment of Westfield Riccarton in Christchurch was also completed.

Under construction

In Australia during the period, five projects were commenced. The $50 million redevelopment of Westfield Innaloo in Perth is expected to be finished in the third quarter of 2005. The Group's $180 million development of Westfield Helensvale on Queensland's Gold Coast is progressing ahead of schedule and is expected to be completed in late 2005. Two other projects are expected to be completed in late 2005 – the $100 million redevelopment of Westfield Tuggerah, on the NSW Central Coast and the $60 million upgrade of Westfield Mt Druitt in Sydney. The $90 million redevelopment of Westfield Parramatta in Sydney is scheduled to be completed by the second quarter of 2006.

In New Zealand, the NZ$150 million redevelopment of Westfield Queensgate in Wellington is progressing well and is expected to be completed at the end of 2005.

Australia and New Zealand	
Group property income: 6 mths to 31-12-04	$489 m
Group property investments	$14,286 m
Centres	51
Annual retail sales	
Australia	A$15.2bn
New Zealand	NZ$1.6bn
Retail outlets	10,600
GLA (millions of square metres)	3.3

Merry Hill



White City



Merry Hill (left) near Birmingham and an artist's impression of **White City** (right), in west London, were two properties included in the £1.1 billion Duelguide transaction. Along with Merry Hill and White City, the Group acquired interests in another three UK properties.

United Kingdom

PROPERTY INCOME OF

$37.5m

6 months to 31-12-04

COMPARABLE MALL INCOME GROWTH UP

3.7%*

12 months to 31-12-04

The UK operations contributed property income of $37.5 million for the reporting period which includes one month's contribution from the shopping centres acquired as part of the Duelguide transaction and an underlying comparable mall income growth of 3.7%*. At 31 December 2004, the portfolio was 99% leased.

General retail conditions in the UK remained steady for the year albeit with some signs of softening during the later part of the year.

Property transactions

Since the merger, the Group has expanded its interests in the UK with the £1.1 billion ($2.8 billion) acquisition of Duelguide Plc, owners of the Chelsfield property portfolio. The acquisition comprised:

- 100% interest in Merry Hill, a leading shopping centre near Birmingham;
- 25% interest in White City, a major shopping centre now under construction in west London;
- 100% interest in Sprucefield retail park and adjoining land (50%) in Northern Ireland, which have the potential to be developed into a regional shopping centre; and
- interests in two large-scale development projects: Broadway (100%) in Bradford and Stratford City (25%) in east London.

Development projects

Significant progress has been made on predevelopment works at the Eagle Centre at Derby, with construction on the £310 million project expected to commence shortly. The extension and redevelopment of the existing centre will add a Marks & Spencer and Debenhams stores and over 150 shops and restaurants. On completion, the Eagle Centre will have increased from 50,700 square metres to more than 97,000 square metres.

* Excludes Duelguide properties and Derby which have been impacted by predevelopment work.

The Broadmarsh Centre



An artist's impression of Westfield's proposed £400 million redevelopment of **The Broadmarsh Centre**, Nottingham.

The Eagle Centre



An artist's impression of Westfield's redevelopment of **The Eagle Centre**, at Derby in England's East Midlands. Significant progress has been made on predevelopment works, with construction on the £310 million project starting in the second quarter of 2005.

MALL OCCUPANCY

>99%

at 31-12-04

COMPARABLE RETAIL SALES GROWTH UP

1.6%

12 months to 31-12-04

Also under way is the development of a new shopping centre at White City (Westfield share – £350 million). White City is an urban regeneration project located in inner west London, incorporating a super regional centre. When completed, White City will be a 150,000 square metre integrated lifestyle and leisure destination, anchored by four major stores, approximately 250 specialty stores and 4,500 car spaces. The total project cost is estimated at £1.4 billion (100%) and is expected to be completed in early 2008.

Predevelopment work is currently under way on the £400 million redevelopment at Nottingham. The Nottingham redevelopment will add a flagship department store and over 230 shops and restaurants. On completion, the centre will have increased from 45,000 square metres to more than 120,000 square metres. Predevelopment work is also currently under way on the £140 million project at Guildford, as well as Westfield's new projects at Sprucefield and Bradford.

United Kingdom	
Group property income: 6 mths to 31-12-04	$37.5 m
Group property investments	$3,616 m
Centres	9
Retail outlets	1,000
GLA (millions of square metres)	0.4

Tsunami



Westfield's $1 million donation to the **tsunami relief** was in addition to the Group's support to a number of appeals in Australia, the US and New Zealand, where Westfield offered its shopping centres as donation collection points. These appeals raised around $350,000 for tsunami victims.

Westfield Works Wonders



In 2004, Westfield's US centres raised over US$1 million through its **Westfield Works Wonders** program, an annual event helping thousands of local charities. Over the years, Westfield has raised US$11 million for more than 14,000 charities and community groups across America.

Environment and community

Westfield seeks to deliver to investors steady returns and solid long-term capital growth. However, this investment philosophy takes place within a framework that attempts to balance economic, social and environmental aspects.

The environment

Over the past year, Westfield completed the $755 million redevelopment of Westfield Bondi Junction, in Sydney's eastern suburbs. The project was the largest ever undertaken by the Group, and involved over two years construction and eight years planning. Many innovative environmental and building initiatives were included in the project.

- The use of nanotechnology on the largest skylight glazing, enabled maximum light but minimised heat transmission. Letting in less heat means Westfield is able to select smaller and more energy-efficient cooling plants. The glass provides in excess of a 95% reduction in UV radiation. It also provides good natural light which avoids reliance on excessive artificial light during the day.
- The use of a variety of external finishes and construction methods which provide greater energy efficiency. These rely on thermal mass as the primary insulating mechanism.
- Westfield's partnership with Sydney Water has helped identify ways of reducing water consumption in our shopping centres.

In New Zealand, to manage ongoing problems with power supply, some of Westfield's 11 shopping centres have installed 'eco-lighting' units in their carparks, resulting in significant cost savings.

Besides conserving energy, the eco-light units also cut greenhouse gas emissions by approximately 3 – 5 tonnes per unit each year.

Shopping centre construction

Before the start of construction of any shopping centre, an independent consultant prepares an Environmental Impact Statement, and from this, Westfield prepares an environmental management plan. The plan comprises a comprehensive set of procedures including:

- A soil and water management plan that controls erosion and sediment run-off into storm water drains;
- Waste minimisation and management plans that ensure recycling is used at every opportunity and packaging of new building materials is kept to a minimum;
- Handling and storing of hazardous materials; and
- Noise management practices.

Bondi Junction



The $755 million redevelopment of Westfield Bondi Junction, in Sydney's eastern suburbs, incorporated several **environmental initiatives.**

Philanthropy





In Australia, New Zealand and the UK, Westfield's **philanthropy** extends to support for medical research, educational scholarships and children's charities, to name a few.

Community

During 2004, Westfield's Australian shopping centres supported a range of charities including surf lifesaving, local sporting clubs and youth groups. Along with direct donations, most Australian centres also donate space to charities for funds collection or awareness raising. In the UK, centres supported a wide range of charities including cancer research, guide dogs and the British Heart Foundation, to name just a few. The Group's New Zealand operations have been a supporter of Variety – The Children's Charity and have helped in their fund-raising initiatives such as hosting Bikes for Kids and the Gold Heart appeal.

At the corporate level, in Australia Westfield supports a number of major charities covering medical research and educational scholarships. In December, the Group donated $1 million to the tsunami relief effort. The donation was in addition to the Group's support for a number of tsunami appeals in Australia, the US and New Zealand, where Westfield offered its shopping centres as donation collection points. These appeals raised around $350,000 for tsunami victims.

In the United States, the Group's community involvement is directed through the 'Westfield Works Wonders' program, an annual event which benefits thousands of local charities, ranging from schools and hospitals to churches and youth groups. During 2004, over US$1 million was raised by the 29 US Shoppingtowns that hosted Westfield Works Wonders.

Property Portfolio – United States

at 31 December 2004

Shopping Centre	Market Region	Economic Interest %	Book value 31 Dec 2004 US$ Million	Retail Cap Rate %	Retail Sales – Specialty Annual Sales US$ Million	US$ Per Sq F	Variance Per Sq F %	Occupancy Cost %	Lettable Area (Sq F) Total	Specialty	No. of Retailers
Annapolis	Maryland	100	394.3	6.30%	181.3	525	7.1	12.1%	1,205,706	513,558	177
Belden Village	Ohio	100	155.1	7.40%	97.0	404	4.3	12.5%	825,535	315,346	113
Brandon	Florida	100	217.3	7.00%	127.2	426	10.6	13.3%	981,089	361,374	151
Capital	Washington	100	75.1	8.60%	65.7	343	8.4	11.4%	584,703	278,108	110
Century City	Los Angeles	100	429.7	7.80%	138.7	694	10.1	16.2%	1,055,133	363,627	112
Chesterfield	Missouri	100	130.6	8.50%	103.1	284	0.9	12.3%	1,125,047	465,011	162
Citrus Park	Florida	100	208.9	7.20%	105.8	382	5.4	13.8%	1,092,241	452,685	143
Connecticut Post	Connecticut	100	140.2	9.04%	77.2	309	0.8	15.1%	952,560	364,942	129
Countryside	Florida	100	191.4	8.00%	113.3	373	4.8	14.2%	1,218,037	399,222	169
Crestwood	Missouri	100	132.6	8.90%	69.2	259	(3.4)	17.9%	1,025,918	447,942	157
Downtown Plaza	Northern California	100	173.7	7.84%	82.4	363	6.6	14.2%	1,226,204	406,812	120
Eagle Rock	Los Angeles	100	43.9	8.72%	19.8	183	4.3	17.3%	458,398	167,913	70
Eastland	Los Angeles	100	108.6	6.80%	18.0	351	10.5	3.9%	796,440	594,640	35
Eastridge	North Carolina	100	43.0	10.20%	38.0	231	5.2	11.8%	913,361	313,614	101
Enfield	Connecticut	100	75.1	7.90%	40.0	280	5.8	12.8%	720,630	249,958	77
Fashion Square	Los Angeles	50.0	101.3	6.79%	118.5	456	7.2	12.6%	843,155	340,620	127
Fox Hills	Los Angeles	100	156.7	7.55%	87.2	332	5.9	16.3%	871,981	320,636	146
Fox Valley	Illinois/ Indiana	100	231.9	7.00%	125.6	332	(2.2)	14.5%	1,423,913	544,161	189
Franklin Park	Ohio	100	187.7	8.00%	113.5	451	(0.7)	14.3%	945,454	279,851	112
Galleria at Roseville	Northern California	100	283.7	7.00%	160.3	497	8.3	11.7%	1,036,764	464,720	142
Garden State Plaza	New Jersey	50.0	538.4	6.00%	286.8	576	8.3	16.0%	1,995,196	862,364	274
Gateway	Nebraska	100	70.8	9.50%	72.3	324	2.0	13.4%	866,900	398,345	107
Great Northern	Ohio	100	156.8	7.50%	85.1	318	8.2	16.0%	1,214,566	416,600	147
Hawthorn	Illinois/ Indiana	100	231.7	7.70%	110.0	362	1.7	14.3%	1,290,975	488,177	160
Horton Plaza	San Diego	100	338.5	6.00%	105.9	488	9.7	14.0%	865,117	503,790	135
Independence	North Carolina	77.5	108.6	8.00%	83.6	277	0.8	15.3%	1,002,767	369,028	147
Louis Joliet	Illinois/ Indiana	100	108.8	7.40%	72.9	353	1.7	14.5%	944,354	327,886	112
Mainplace	Los Angeles	100	241.6	7.30%	146.7	428	1.5	14.5%	1,109,632	449,132	183
Meriden	Connecticut	100	169.2	8.00%	90.2	325	7.1	16.7%	884,040	432,103	150
Mid Rivers	Missouri	100	172.6	6.90%	85.5	340	5.0	13.2%	1,054,608	458,704	152
Midway	Ohio	100	88.2	8.70%	51.0	288	3.5	14.6%	1,103,000	441,304	132
Mission Valley	San Diego	75.8	201.0	7.40%	70.3	401	11.7	12.5%	1,357,595	564,271	102
Mission Valley West	San Diego	75.8	incl above	incl above	15.2	486	19.2	5.8%	212,881	212,881	16
Montgomery	Maryland	50.0	214.2	6.20%	198.7	546	15.0	13.6%	1,238,582	526,481	191
North Bridge	Illinois/ Indiana	33.3	124.3	6.40%	95.5	647	1.8	15.3%	678,968	418,968	74
North County	San Diego	100	199.9	7.40%	129.6	399	4.9	14.8%	1,257,341	376,844	182
Northwest	Missouri	100	81.4	11.61%	48.8	237	(6.1)	16.9%	1,745,581	793,258	170
Oakridge	Northern California	100	333.4	6.80%	121.3	406	14.4	15.1%	1,100,626	592,297	203
Old Orchard	Illinois/ Indiana	100	383.3	6.90%	150.7	501	10.6	15.2%	1,807,473	683,475	138
Palm Desert	Los Angeles	100	168.7	7.28%	89.0	377	10.1	14.4%	969,426	369,420	153
Parkway	San Diego	100	307.4	6.80%	129.0	393	0.2	14.3%	1,317,331	550,831	201
Plaza Bonita	San Diego	100	197.7	6.50%	122.6	442	7.8	13.1%	817,146	308,319	143
Plaza Camino Real	San Diego	40.0	79.5	6.50%	102.9	353	1.6	13.2%	1,123,967	405,757	152

Property Portfolio – United States

at 31 December 2004 (continued)

Shopping Centre	Market Region	Economic Interest %	Book value 31 Dec 2004 US$ Million	Retail Cap Rate %	Retail Sales			Occupancy Cost %	Lettable Area Sq Ft		No. of Retailers
					Specialty Annual Sales						
					US$ Million	US$ Per Sq F	Variance Per Sq F %		Total	Specialty	
Promenade	Los Angeles	100	75.7	7.52%	38.0	410	2.8	8.9%	614,469	344,468	49
Richland	Ohio	100	55.0	8.70%	38.5	290	(1.7)	11.4%	718,540	183,679	66
San Francisco Centre	Northern California	100	150.6	8.10%	88.0	608	12.1	19.2%	498,054	186,054	70
Santa Anita	Los Angeles	89.7	315.2	6.40%	132.7	381	3.5	14.6%	1,330,192	649,371	205
Sarasota	Florida	100	82.9	7.50%	63.6	315	5.5	13.2%	855,122	274,472	117
Solano	Northern California	100	165.7	7.27%	106.7	358	1.0	12.8%	1,035,533	475,958	156
South County	Missouri	100	179.7	6.20%	83.9	328	5.2	13.8%	1,028,974	365,576	152
South Shore	New York	100	239.9	7.00%	105.0	420	1.2	15.8%	1,165,204	307,943	126
Southcenter	Washington	100	216.3	6.50%	155.9	552	8.5	12.1%	1,327,724	370,249	159
Southgate	Florida	100	88.5	7.00%	52.5	601	10.5	9.3%	422,065	136,211	49
Southlake	Illinois/ Indiana	100	207.7	7.90%	129.2	389	7.7	13.6%	1,276,962	580,621	179
Southpark	Ohio	100	189.2	7.80%	121.5	351	0.1	14.1%	1,422,773	720,878	157
Topanga	Los Angeles	100	200.1	7.70%	113.6	414	2.7	14.5%	1,030,740	352,141	126
Trumbull	Connecticut	100	255.3	7.10%	114.7	410	7.9	15.2%	1,196,263	499,635	169
UTC	San Diego	50.0	156.7	6.21%	154.8	534	16.9	12.0%	1,037,678	443,252	151
Valencia Town Center	Los Angeles	25.0	0.0	n/a	n/a	n/a	n/a	n/a	860,522	467,603	151
Valley Fair	Northern California	50.0	424.7	6.10%	353.9	690	8.7	14.0%	1,476,708	741,980	260
Vancouver	Washington	100	123.8	7.00%	72.2	319	4.7	11.7%	884,926	343,360	141
West County	Missouri	100	308.7	7.10%	131.9	398	9.4	16.9%	1,264,439	473,970	154
West Covina	Los Angeles	100	255.7	6.60%	140.2	342	6.4	15.5%	1,179,799	531,705	213
West Park	Missouri	100	57.9	7.50%	39.6	248	8.6	12.3%	493,103	220,752	82
Westland	Colorado	100	24.7	8.20%	6.3	228	(0.4)	2.5%	486,757	169,750	17
Wheaton	Maryland	100	169.4	9.20%	62.7	360	5.8	14.2%	1,233,167	415,182	110

Property Portfolio – Australia

at 31 December 2004

Shopping Centre	State	Economic Interest %	Book value 31 Dec 2004 $ Million	Retail Cap Rate %	Retail Sales: Total Annual Sales $ Million	Total Annual Sales Variance %	Specialty Annual Sales $ Per Sq M	Specialty Annual Sales Variance %	Lettable Area* Sq M	No. of Retailers*
Airport West	Victoria	50	100.9	7.50%	228.7	6.6	7,201	8.9	55,063	170
Bay City	Victoria	50	82.0	7.25%	186.2	5.2	9,757	7.4	35,746	82
Belconnen	ACT	100	474.7	6.75%	389.0	2.4	8,284	8.4	77,055	219
Bondi Junction	New South Wales	100	1,220.8	5.25%	n/a	n/a	n/a	n/a	128,561	484
Booragoon	Western Australia	25	138.7	6.25%	438.4	6.5	9,755	6.2	68,069	191
Burwood	New South Wales	100	514.7	6.50%	351.6	4.0	8,530	4.5	65,252	244
Carindale	Queensland	50	280.3	6.50%	533.1	8.9	9,244	13.1	115,295	281
Carousel	Western Australia	100	464.7	6.75%	381.3	6.8	8,140	6.3	81,551	264
Chatswood	New South Wales	100	659.6	6.00%	437.5	5.0	9,032	3.7	54,451	285
Chermside	Queensland	100	529.7	6.50%	437.9	8.9	9,491	10.0	79,682	269
Doncaster	Victoria	100	369.8	7.00%	335.8	0.9	8,942	3.0	55,777	241
Eastgardens	New South Wales	#	n/a	n/a	479.5	(1.2)	11,038	(1.9)	78,884	277
Figtree	New South Wales	100	85.0	8.00%	137.7	(0.3)	9,030	3.7	20,317	78
Fountain Gate	Victoria	100	509.7	6.75%	529.4	8.8	7,958	11.0	141,822	318
Hornsby	New South Wales	100	574.7	6.75%	513.6	8.9	6,761	8.9	100,614	325
Hurstville	New South Wales	50	213.4	7.25%	342.8	3.9	8,231	2.3	65,196	252
Innaloo	Western Australia	100	70.4	9.50%	124.4	0.9	6,789	(6.2)	26,726	86
Karrinyup	Western Australia	25	89.5	6.75%	315.2	2.9	7,894	10.0	54,765	210
Knox	Victoria	30	208.4	6.50%	590.7	12.1	7,133	9.3	124,668	321
Kotara	New South Wales	100	259.9	7.25%	290.1	6.2	10,032	5.9	43,509	136
Liverpool	New South Wales	50	183.8	7.25%	313.0	2.5	9,448	4.2	70,034	218
Macquarie	New South Wales	55	335.3	6.00%	517.9	4.6	9,442	5.8	69,955	211
Marion	South Australia	50	332.3	6.50%	628.1	14.1	9,775	13.4	129,633	321
Miranda	New South Wales	50	444.7	6.00%	604.4	4.6	10,617	6.6	109,387	379
Mt Druitt	New South Wales	50	126.0	8.00%	280.9	6.8	7,632	4.8	67,968	195
Mt Gravatt	Queensland	75	442.3	6.50%	458.3	14.1	9,063	19.7	95,356	308
North Lakes	Queensland	50	49.5	7.25%	107.7	n/a	5,787	n/a	25,547	96
North Rocks	New South Wales	100	68.2	8.25%	98.3	2.2	5,927	4.6	21,269	88
Pacific Fair	Queensland	44	378.2	5.75%	569.5	8.4	10,952	9.0	98,552	267
Parramatta	New South Wales	100	836.2	7.00%	574.1	6.2	8,758	6.3	125,017	432
Plenty Valley	Victoria	50	17.4	8.00%	n/a	n/a	n/a	n/a	6,196	27
Southland	Victoria	50	395.0	6.50%	644.7	5.8	7,626	7.4	133,920	408
Strathpine	Queensland	100	209.9	7.50%	209.5	5.6	7,863	10.7	46,575	160
Sydney City**	New South Wales	100	1,012.7	6.84%	548.5	n/a	10,815	n/a	141,664	396
Tea Tree Plaza	South Australia	50	196.3	6.75%	433.7	10.1	8,289	13.4	95,076	250
Tuggerah	New South Wales	100	253.4	7.50%	315.7	4.0	8,744	4.3	60,840	174
Warrawong	New South Wales	100	157.9	8.00%	190.5	3.6	6,279	3.1	55,025	141
Warringah Mall	New South Wales	25	197.4	6.00%	625.7	4.5	8,889	5.3	109,667	253
Whitford City	Western Australia	50	205.2	7.00%	319.2	23.9	7,387	32.8	74,335	298

* Includes office suites where applicable
** Sydney City represents the combined value and performance of Sydney Central Plaza, Centrepoint, Skygarden and Imperial Arcade
# Eastgardens is managed by Westfield under a Head Lease

Property Portfolio – New Zealand

at 31 December 2004

Shopping Centre	Location	Economic Interest %	Book value 31 Dec 2004 NZ$ Million	Retail Cap Rate %	Retail Sales: Total Annual Sales NZ$ Million	Retail Sales: Total Annual Sales Variance %	Retail Sales: Specialty Annual Sales NZ$ Per Sq M	Retail Sales: Specialty Annual Sales Variance %	Lettable Area Sq M	No. of Retailers
Chartwell	Hamilton	100	64.0	8.50%	108.6	6.4	7,537	7.3	14,325	86
Downtown	Auckland	100	51.0	9.00%	57.7	1.3	6,260	2.5	13,715	78
Glenfield	Auckland	100	148.3	8.50%	174.9	3.0	7,163	4.5	30,842	132
Manukau	Auckland	100	191.8	8.64%	171.2	5.4	7,860	8.6	32,932	143
Newmarket	Auckland	100	151.3	7.68%	120.3	4.6	11,173	11.6	13,080	80
Pakuranga	Auckland	100	78.4	9.01%	89.2	2.9	8,361	6.5	17,828	80
Queensgate	Wellington	100	115.4	8.50%	130.1	(0.3)	11,274	3.3	19,262	78
Riccarton	Christchurch	100	289.9	7.75%	208.0	(1.9)	6,661	5.8	41,400	146
Shore City	Auckland	100	109.7	8.50%	80.4	5.6	8,361	5.6	14,737	85
St Lukes	Auckland	100	357.9	7.25%	271.7	4.7	10,379	6.8	39,897	181
WestCity	Auckland	100	174.4	8.25%	155.5	21.9	6,822	5.8	36,773	147

Property Portfolio – United Kingdom

at 31 December 2004

Shopping Centre	Location	Economic Interest %	Book value 31 Dec 2004 UK£ Million	Retail Cap Rate %	Retail Sales: UK£ Million	Retail Sales: Variance %	Retail Sales: UK£ Per Sq M	Retail Sales: Variance %	Lettable Area Sq M	No. of Retailers
Broadmarsh	Nottingham	75	62.5	5.28%	n/a	n/a	n/a	n/a	45,336	106
Brunel	Swindon	50	64.2	5.65%	n/a	n/a	n/a	n/a	48,858	111
CastleCourt	Belfast, Northern Ireland	50	120.7	5.66%	n/a	n/a	n/a	n/a	31,342	83
Eagle Centre	Derby	50	79.1	5.69%	n/a	n/a	n/a	n/a	50,651	103
The Friary	Guildford	50	63.6	5.20%	n/a	n/a	n/a	n/a	14,031	68
Merry Hill	Birmingham	100	875.0	5.05%	n/a	n/a	n/a	n/a	121,854	284
Millgate	Bury	50	59.3	5.83%	n/a	n/a	n/a	n/a	32,862	144
Royal Victoria Place	Tunbridge Wells	50	60.8	5.52%	n/a	n/a	n/a	n/a	28,774	119
Sprucefield	Lisburn, Northern Ireland	100	75.0	5.20%	n/a	n/a	n/a	n/a	21,461	5

Senior management team

Peter Allen
Chief Financial Officer

Age 43



Mark Bloom
Deputy Chief Financial Officer

Age 46



Richard Green
Vice Chairman Operations
– United States

Age 62



Michael Gutman
Chief Operating Officer
– UK/Europe

Age 49



Robert Jordan
Chief Operating Officer
– Australia and New Zealand

Age 51



Domenic Panaccio
Deputy Chief Financial Officer

Age 46



Elliott Rusanow
Director Finance – United Kingdom

Age 30



Mark Ryan
Director Corporate Affairs

Age 41



The Group's record over the past six months highlights Westfield's senior management team focus on driving the business's operations while at the same time executing major acquisitions and financing transactions.

Recent transactions have highlighted the breadth and experience of Westfield's management and the structure of its operating platform. Westfield has a stable group of seasoned senior managers. The Group's senior managment team have an average age of 47 years, and the average length of service with Westfield is 11 years.

The Group's management structure is also global, with senior executives moving between the various markets in which we operate. We have around 25 senior executives working outside their home market, and this has allowed the Group to deploy its human capital from one place to another and ensure the propagation of Westfield's intensive management culture. Often, these executives are deployed at short notice to work abroad on major deals. For instance, the team that delivered the Duelguide transaction comprised executives from Australia, the US and England.

John Schroder
Chief Operating Officer
– Development and Leasing, United States

Age 41



Peter Schwartz
General Counsel – United States

Age 44



Mark Stefanek
Chief Financial Officer
– United States

Age 50



Simon Tuxen
Group General Counsel and Company Secretary

Age 47



Dimitri Vazelakis
Chief Operating Officer
– Design and Construction, United States

Age 51



Kenneth Wong
President – US Operations

Age 48



This has given the Group the capacity to do complex deals while still staying focussed on maximising the returns from its underlying shopping centre business.

The senior management team comprises executives from both the Group's operations and corporate & finance divisions. This structure forms the basis of the holistic and team-based approach to the management of the Group's business activities.



Frank P Lowy, AC
Chairman

Frank Lowy is executive chairman and co-founder of Westfield. He is a member of the board of the Reserve Bank of Australia and a director of Daily Mail and General Trust plc (UK), and chairman of the Football Federation of Australia Limited and the Lowy Institute for International Policy. He is chairman of the Westfield Group Nomination Committee.



Frederick G Hilmer, AO
Deputy chairman

Frederick Hilmer was appointed a non-executive director of Westfield Holdings in 1991 and a non-executive deputy chairman in 1997. He is chairman of the Westfield Group Audit & Compliance Committee and the Remuneration Committee. Mr Hilmer is the chief executive officer and a director of John Fairfax Holdings Limited and was appointed to this position in 1998. Between 1989 and 1997, Mr Hilmer was dean and Professor of Management at the Australian Graduate School of Management (University of NSW). Mr Hilmer holds degrees in law from the universities of Sydney and Pennsylvania and an MBA from the Wharton School of Finance. Following the merger of Westfield Holdings with Westfield Trust and Westfield America Trust in July 2004, Mr Hilmer was appointed to the boards of Westfield Management Limited, the responsible entity of Westfield Trust and Carindale Property Trust, and Westfield America Management Limited, the responsible entity of Westfield America Trust.



David H Lowy, AM
Deputy chairman

Appointed non-executive deputy chairman of Westfield Holdings in June 2000, David Lowy holds a Bachelor of Commerce degree from the University of NSW. He joined Westfield in 1977 and was appointed executive director in 1982 and became managing director in 1987, a position he held until June 2000. David Lowy is a principal of LFG Holdings. He is the founder and president of Temora Aviation Museum. Following the merger of Westfield Holdings with Westfield Trust and Westfield America Trust in July 2004, Mr Lowy was appointed to the boards of Westfield Management Ltd, the responsible entity of Westfield Trust and Carindale Property Trust, and Westfield America Management Ltd, the responsible entity of Westfield America Trust. Mr Lowy is chairman of the Westfield Group Risk Management Committee.



Carla M Zampatti, AM

Appointed as a non-executive director of Westfield Holdings Limited in 1997, Carla Zampatti is executive chairman of the Carla Zampatti Group. She is chairman of the Special Broadcasting Service (SBS), a director of McDonald's Australia Limited and a trustee of the Sydney Theatre Company Foundation Trust. Ms Zampatti is a member of the Westfield Group Nomination Committee. Following the merger of Westfield Holdings with Westfield Trust and Westfield America Trust in July 2004, Ms Zampatti was appointed to the boards of Westfield Management Limited, the responsible entity of Westfield Trust and Carindale Property Trust, and Westfield America Management Limited, the responsible entity of Westfield America Trust.



David M Gonski, AO

Appointed as a non-executive director of Westfield Holdings in 1985, Mr Gonski holds degrees in law and commerce from the University of NSW. He is chairman of Investec Wentworth Pty Limited and Coca-Cola Amatil Limited. He is a director of ANZ Banking Group Limited. Mr Gonski is also president of the Art Gallery of NSW Trust and chairman of the National Institute of Dramatic Art and the Australia Council. Following the merger of Westfield Holdings with Westfield Trust and Westfield America Trust in July 2004, Mr Gonski was appointed to the boards of Westfield Management Limited, the responsible entity of Westfield Trust and Carindale Property Trust, and Westfield America Management Limited, the responsible entity of Westfield America Trust. Mr Gonski is a member of the Westfield Group Audit & Compliance Committee, the Remuneration Committee and the Nomination Committee.



Dean R Wills, AO

Appointed as a non-executive director of Westfield Holdings Limited in 1994, Mr Wills is chairman of Transfield Services Limited, the Coca-Cola Australia Foundation, John Fairfax Holdings Limited and a fellow of the Australian Institute of Company Directors (AICD) and the Australian Marketing Institute (AMI). Mr Wills is a member of the Westfield Group Nomination Committee. Following the merger of Westfield Holdings with Westfield Trust and Westfield America Trust in July 2004, Mr Wills was appointed to the boards of Westfield Management Limited, the responsible entity of Westfield Trust and Carindale Property Trust, and Westfield America Management Limited, the responsible entity of Westfield America Trust.



Francis T Vincent

Francis Vincent was appointed as a non-executive director of Westfield Holdings Limited and Westfield Management Limited, the responsible entity of Westfield Trust and Carindale Property Trust, in July 2004 following the merger of Westfield Holdings with Westfield Trust and Westfield America Trust. Mr Vincent is also a non-executive director of Westfield America Management Limited, the responsible entity of Westfield America Trust, a position he has held since 2002. Mr Vincent holds a degree in law from Yale law school. He is based in the US and is a director of Time Warner Inc. Mr Vincent has held the positions of executive vice president of the Coca-Cola Company, president and chief executive officer for Columbia Pictures Industries, Inc. and associate director of the Division of Corporation Finance of the United States Securities and Exchange Commission.



Gary H Weiss

Gary Weiss was appointed as a non-executive director of Westfield Holdings Limited and Westfield America Management Limited, the responsible entity of Westfield America Trust, in July 2004 following the merger of Westfield Holdings with Westfield Trust and Westfield America Trust. Dr Weiss has been a non-executive director of Westfield Management Limited, the responsible entity of Westfield Trust and Carindale Property Trust, since 2002. Dr Weiss holds a bachelor and a masters degree in law, as well as a Doctor of Juridical Science (JSD) from Cornell University, New York. Dr Weiss is an executive director of Guinness Peat Group plc, chairman of Coats plc, Ariadne Australia Limited and MEM Group Limited. He is also a director of Capral Aluminium Limited and Tower Limited, as well as various other public companies in Australia. He has considerable international business experience and is a highly respected commercial lawyer in Australia and New Zealand. He is a member of the Westfield Group Risk Management Committee.



John B Studdy, AM

Mr Studdy was appointed as a non-executive director of Westfield Holdings in July 2004 following the merger of Westfield Holdings with Westfield Trust and Westfield America Trust. John Studdy was appointed as a non-executive director of Westfield Management Limited, the responsible entity of Westfield Trust and Carindale Property Trust, and Westfield America Management Limited, the responsible entity of Westfield America Trust, in January 2004. Mr Studdy is a non-executive director of Angus & Coote (Holdings) Limited and a director and former chairman of Ten Network Holdings Limited. Mr Studdy holds a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia. He is also an honorary vice president of the International Federation of MS Societies, emeritus president of the MS Society of NSW and chairman of the Pain Management Research Institute and ING Foundation. He is a member of the Westfield Group Audit & Compliance Committee.



Peter S Lowy

Managing director

Peter Lowy is managing director of the Westfield Group and an executive director of Westfield Holdings, Westfield Management Ltd, the responsible entity of Westfield Trust and Carindale Property Trust, and Westfield America Management Ltd. Prior to joining Westfield, Mr Lowy worked in investment banking both in London and New York. Mr Lowy holds a Bachelor of Commerce degree from the University of NSW. He serves on the Executive Committee and Board of Governors for the National Association of Real Estate Investment Trusts, is on the Board of Directors of the Association of Foreign Investors in Real Estate, is on the Rand Corporation's Center for Terrorism Risk Management Policy Advisory Board, is a member of the ICSC and is Founding Chairman of the e-Fairness Coalition. Mr Lowy is also a director of the Lowy Institute for International Policy.



Roy L Furman

Roy Furman was appointed as a non-executive director of Westfield Holdings Limited and Westfield Management Limited, the responsible entity of Westfield Trust and Carindale Property Trust, in July 2004 following the merger of Westfield Holdings with Westfield Trust and Westfield America Trust. Mr Furman is also a non-executive director of Westfield America Management Limited, the responsible entity of Westfield America Trust, a position he has held since 2002. Mr Furman holds a degree in law from Harvard Law School. He is based in the US and is vice chairman of Jefferies & Company and chairman of Jefferies Capital Partners, a group of private equity funds. He was co-founder of Furman Selz (1973), an international investment banking, institutional brokerage and money management firm. He is a member of the Westfield Group Remuneration Committee.



Stephen P Johns

Stephen Johns is a non-executive director of Westfield Holdings, Westfield Management Limited, the responsible entity of Westfield Trust and Carindale Property Trust, and Westfield America Management Limited, the responsible entity of Westfield America Trust. Mr Johns holds a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia. Mr Johns was appointed an executive director of Westfield Holdings and Westfield Management Limited in 1985 and of Westfield America Management Limited in 1996. He held a number of positions within Westfield, including Group Finance Director from 1985 to 2002, and became a non executive director of the three boards in October 2003. Mr Johns is also a director of Brambles Industries Limited and Brambles Industries plc, a member of the Council of Governors of Ascham School and a director of Ascham Foundation Limited, and a director of Sydney Symphony Orchestra Holdings Pty Limited. He is a member of the Westfield Group Audit & Compliance Committee and the Risk Management Committee.



Steven M Lowy
Managing director

Steven Lowy is managing director of the Westfield Group, and an executive director of Westfield Holdings, Westfield Management Limited, the responsible entity of Westfield Trust and Carindale Property Trust, and Westfield America Management Limited. Mr Lowy holds a Bachelor of Commerce (Honours) degree from the University of NSW. Prior to joining Westfield in 1987, he worked in investment banking in the US. In 1997, he was appointed managing director. He is a director of the Victor Chang Cardiac Research Institute and a director of the Lowy Institute for International Policy.

Financial Report 2004

for the shortened financial year ended 31 December 2004[1]

Westfield Group

Comprising Westfield Holdings Limited and its Controlled Entities

Contents

[1] The shortened financial year is defined as the period 1 July 2004 to 31 December 2004.

Westfield Group comprising Westfield Holdings Limited and its Controlled Entities

Statement of Financial Performance

for the shortened financial year ended 31 December 2004[1]

	Note	CONSOLIDATED		PARENT COMPANY	
		31 Dec 04[1] $ Million	30 Jun 04[1] $ Million	31 Dec 04[1] $ Million	30 Jun 04[1] $ Million
Revenue from ordinary activities					
Shopping centre rental and other property income		**1,517.2**	62.0	**0.0**	0.1
Property development income		**72.9**	953.2	**–**	–
Property and funds management income		**22.8**	230.7	**–**	–
Interest income	40(h)(v)	**7.5**	4.4	**–**	–
Dividends/interest from subsidiaries		**–**	–	**263.5**	495.0
Total revenue from trading activities		**1,620.4**	1,250.3	**263.5**	495.1
Revenue from asset sales/termination of interest rate swaps	2	**256.2**	3.2	**–**	–
Total revenue from ordinary activities		**1,876.6**	1,253.5	**263.5**	495.1
Expenses from ordinary activities					
Shopping centre and other property outgoings		**(493.2)**	(55.3)	**0.0**	(0.1)
Property development costs		**(64.5)**	(812.7)	**–**	–
Property and funds management costs		**(9.6)**	(151.1)	**–**	–
Corporate costs		**(12.2)**	(13.1)	**(2.9)**	(4.5)
Total expenses from trading activities		**(579.5)**	(1,032.2)	**(2.9)**	(4.6)
Merger and capital restructure charges	3	**–**	(519.7)	**–**	(433.4)
Costs of assets sold/transaction costs written off	2	**(224.7)**	(3.2)	**–**	–
Write back of previously written down subsidiaries		**–**	–	**91.9**	–
Total expenses from ordinary activities		**(804.2)**	(1,555.1)	**89.0**	(438.0)
Share of net profits of equity accounted entities before Merger charges		**104.0**	210.3	**–**	–
Share of Merger charges included in associates net profit		**–**	(5.1)	**–**	–
Share of net profits of equity accounted entities	26(b)	**104.0**	205.2	**–**	–
Borrowing costs	4	**(262.2)**	(17.1)	**(5.6)**	–
Profit/(loss) from ordinary activities before tax expense		**914.2**	(113.5)	**346.9**	57.1
Tax (expense)/benefit relating to ordinary activities	5	**(44.8)**	(82.9)	**0.8**	1.8
Profit/(loss) from ordinary activities after tax expense		**869.4**	(196.4)	**347.7**	58.9
Less: net profit attributable to outside equity interest	24	**(36.5)**	–	**–**	–
Net profit/(loss) from ordinary activities attributable to Members of the Westfield Group	21	**832.9**	(196.4)	**347.7**	58.9
Increase in asset revaluation reserve	20(a)	**2,626.0**	184.9	**–**	–
Net exchange difference on translation of the financial report of self sustaining foreign operations	20(b)	**(98.0)**	(4.2)	**–**	–
Total revenues, expenses and valuation adjustments attributable to members of the Westfield Group and recognised directly in equity		**2,528.0**	180.7	**–**	–
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the Westfield Group	22, 25	**3,360.9**	(15.7)	**347.7**	58.9

[1] By an order dated 21 May 2004, made by the Australian Securities and Investments Commission ("ASIC") pursuant to subsection 340(1) of the Corporations Act 2001 ("Corporations Act"), the shortened financial year ended 31 December 2004 is defined as the six month period 1 July 2004 to 31 December 2004. The comparative period ended 30 June 2004 is defined as the twelve month period 1 July 2003 to 30 June 2004.

Statement of Financial Performance continued

for the shortened financial year ended 31 December 2004

	Note	CONSOLIDATED 31 Dec 04[1] Cents	30 Jun 04[1] Cents
Basic earnings per security			
Profit from trading activities before tax expense		52.45	n/a
Less tax expense		(2.66)	n/a
Profit from trading activities after tax expense		49.79	n/a
Profit from asset sales/transaction costs written off		1.87	n/a
Outside equity interest		(2.17)	n/a
Basic earnings per security	6	49.49	n/a
Diluted earnings per security	6	49.01	n/a

Details of net profit, other equity adjustments and earnings per share attributable to Westfield Holdings Limited
(excludes amounts attributable to Westfield Trust and Westfield America Trust)

	Note	CONSOLIDATED 31 Dec 04[1] $ Million	30 Jun 04[1] $ Million
Net profit from ordinary activities attributable to Members of the Westfield Group		832.9	(196.4)
Less net profit from ordinary activities attributable to Members of Westfield Trust and Westfield America Trust		(765.0)	–
Net profit from ordinary activities attributable to Members of Westfield Holdings Limited ("Parent Company")		67.9	(196.4)
Increase in asset revaluation reserve		240.2	184.9
Net exchange difference on translation of the financial report of self sustaining foreign operations		(72.5)	(4.2)
Total revenues, expenses and valuation adjustments attributable to Members of the Parent Company and recognised directly in equity		167.7	180.7
Total changes in equity other than those resulting from transactions with owners as owners attributable to Members of the Parent Company		235.6	(15.7)
Basic earnings per share			
Profit from trading activities before tax expense		6.05	24.51
Less tax expense		(1.68)	(4.94)
Profit from trading activities after tax expense		4.37	19.57
Net (loss)/profit from asset sales/transaction costs written off		(0.33)	–
Merger and other capital restructure charges		–	(31.27)
Basic earnings per share	6	4.04	(11.70)
Diluted earnings per share	6	3.99	(11.70)

[1] By an order dated 21 May 2004, made by ASIC pursuant to subsection 340(1) of the Corporations Act the shortened financial year ended 31 December 2004 is defined as the six month period 1 July 2004 to 31 December 2004. The comparative period ended 30 June 2004 is defined as the twelve month period 1 July 2003 to 30 June 2004.

Statement of Proposed Dividend/Distribution

for the shortened financial year ended 31 December 2004[1]

	Note	CONSOLIDATED 31 Dec 04[1] $ Million	30 Jun 04[1] $ Million
Net profit/(loss) from ordinary activities attributable to Members of the Westfield Group		832.9	(196.4)
Add:			
Net profit from asset sales/transaction costs written off		(31.5)	-
Project profits eliminated in the Westfield Group		74.3	-
Merger and other capital restructure charges		-	524.8
Prior year 50% distribution policy		-	(164.2)
Dividend/distribution proposed	28	875.7	164.2
Dividend/distribution per security (cents)	28	52.03	28.92

[1] By an order dated 21 May 2004, made by the ASIC pursuant to subsection 340(1) of the Corporations Act, the shortened financial year ended 31 December 2004 is defined as the six month period 1 July 2004 to 31 December 2004. The comparative period ended 30 June 2004 is defined as the twelve month period 1 July 2003 to 30 June 2004.

Westfield Group comprising Westfield Holdings Limited and its Controlled Entities

Statement of Financial Position

as at 31 December 2004

	Note	CONSOLIDATED 31 Dec 04 $ Million	CONSOLIDATED 30 Jun 04 $ Million	PARENT COMPANY 31 Dec 04 $ Million	PARENT COMPANY 30 Jun 04 $ Million
Current assets					
Cash assets	27(a)	**236.2**	71.7	**0.1**	1.0
Trade receivables	7	**26.0**	–	**–**	–
Receivables	8	**158.8**	167.4	**1,496.8**	679.0
Inventories	9	**20.4**	66.1	**–**	–
Tax receivable	5	**32.5**	12.0	**–**	–
Other assets	10	**267.2**	117.6	**–**	–
Total current assets		**741.1**	434.8	**1,496.9**	680.0
Non current assets					
Property investments	11	**27,706.8**	30.3	**0.3**	0.3
Equity accounted investments	26(a)	**3,789.6**	2,083.4	**–**	–
Other investments	13	**592.7**	4.4	**1,307.4**	1,215.0
Fixed assets	14	**147.9**	150.2	**–**	–
Receivables	8	**13.0**	1.7	**–**	–
Deferred tax assets	5	**11.2**	17.9	**11.6**	21.2
Other assets	10	**1,278.7**	298.5	**–**	–
Total non current assets		**33,539.9**	2,586.4	**1,319.3**	1,236.5
Total assets		**34,281.0**	3,021.2	**2,816.2**	1,916.5
Current liabilities					
Payables	15	**797.6**	220.3	**552.2**	897.1
Interest bearing liabilities	16	**1,198.9**	12.2	**908.7**	–
Non interest bearing liabilities		**–**	2.1	**–**	–
Tax payable	5	**61.1**	46.6	**41.5**	22.1
Dividend payable		**–**	77.4	**–**	77.4
Other liabilities	17	**186.9**	32.9	**–**	–
Total current liabilities		**2,244.5**	391.5	**1,502.4**	996.6
Non current liabilities					
Payables	15	**61.5**	14.2	**–**	–
Interest bearing liabilities	16	**12,859.6**	1,063.6	**–**	–
Deferred tax liabilities	5	**177.0**	141.0	**155.1**	139.0
Other liabilities	17	**435.6**	63.2	**–**	–
Total non current liabilities		**13,533.7**	1,282.0	**155.1**	139.0
Total liabilities		**15,778.2**	1,673.5	**1,657.5**	1,135.6
Net assets		**18,502.8**	1,347.7	**1,158.7**	780.9

Westfield Group comprising Westfield Holdings Limited and its Controlled Entities

Statement of Financial Position continued

as at 31 December 2004

	Note	CONSOLIDATED 31 Dec 04 $ Million	CONSOLIDATED 30 Jun 04 $ Million	PARENT COMPANY 31 Dec 04 $ Million	PARENT COMPANY 30 Jun 04 $ Million
Equity attributable to Members of Westfield Holdings Limited					
Contributed equity	18(b)	**727.4**	696.2	**730.3**	699.1
Reserves	20	**436.5**	268.9	**40.1**	40.1
Retained profits	21	**449.4**	382.6	**388.3**	41.7
Total Equity attributable to Members of Westfield Holdings Limited	22, 23	**1,613.3**	1,347.7	**1,158.7**	780.9
Equity attributable to Members of Westfield Trust and Westfield America Trust					
Contributed equity	18(b)	**10,682.7**	–	**–**	–
Reserves	20	**4,481.4**	–	**–**	–
Retained profits	21	**1,073.4**	–	**–**	–
Total Equity attributable to Members of Westfield Trust and Westfield America Trust	22	**16,237.5**	–	**–**	–
Total Equity attributable to Members of the Westfield Group	22	**17,850.8**	1,347.7	**1,158.7**	780.9
Outside Equity Interests					
Contributed equity	24	**536.1**	–	**–**	–
Reserves	24	**115.9**	–	**–**	–
Retained profits	24	**–**	–	**–**	–
Total Outside Equity Interests	24	**652.0**	–	**–**	–
Total Equity	25	**18,502.8**	1,347.7	**1,158.7**	780.9

Westfield Group comprising Westfield Holdings Limited and its Controlled Entities

Statement of Cash Flows

for the shortened financial year ended 31 December 2004[1]

	Note	CONSOLIDATED 31 Dec 04[1] $ Million	CONSOLIDATED 30 Jun 04[1] $ Million	PARENT COMPANY 31 Dec 04[1] $ Million	PARENT COMPANY 30 Jun 04[1] $ Million
Cash flows from operating activities					
Receipts in the course of operations (including GST)		**1,779.2**	1,327.2	**257.9**	495.0
Payments in the course of operations (including GST)		**(681.6)**	(1,095.3)	**(3.2)**	(4.6)
Dividends/distributions received from equity accounted associates		**84.5**	201.7	**-**	-
Net income and withholding taxes paid		**(29.1)**	(70.4)	**(31.4)**	(12.1)
Goods and services taxes paid to suppliers for investing activities		**(21.1)**	-	**-**	-
Goods and services taxes paid to government bodies		**(30.7)**	(30.7)	**-**	-
Net cash flows from operating activities	27(b)	**1,101.2**	332.5	**223.3**	478.3
Cash flows from investing activities					
Acquisition of property investments		**(727.0)**	-	**-**	-
Payments for capital expenditure of property investments		**(603.0)**	-	**-**	-
Acquisition of listed investments		**(484.6)**	-	**-**	-
Proceeds from the sale of property investments		**191.5**	-	**-**	-
Net payments for investments in equity accounted investments		**(749.3)**	(39.1)	**-**	-
Payment for the purchases of investments in subsidiaries		**-**	-	**(0.5)**	(341.0)
Payments for the purchases of property, plant and equipment		**(70.9)**	(59.6)	**-**	-
Proceeds from sale of property, plant and equipment		**53.3**	3.1	**-**	-
Loans repaid by/(advanced to) related entities		**3.4**	16.6	**(1,095.8)**	74.7
Net cash flows used in investing activities		**(2,386.6)**	(79.0)	**(1,096.3)**	(266.3)
Cash flows from financing activities					
Proceeds from the issues of securities		**26.8**	3.3	**26.8**	3.3
Extinguishment of share option		**(80.7)**	(32.9)	**(6.7)**	(32.9)
Stapling dividend/distribution on implementation of the Merger		**(1,125.1)**	-	**(1.1)**	-
Securities issued on implementation of the Merger		**1,125.1**	-	**11.1**	-
Maturity/(purchase) of interest rate option		**45.0**	(40.9)	**-**	-
Net proceeds from interest bearing liabilities		**2,304.4**	78.0	**-**	-
Related parties net proceeds from interest bearing liabilities		**-**	-	**958.4**	-
Net proceeds from/(repayments of) non interest bearing deposits		**43.8**	(57.8)	**(39.0)**	-
Merger and capital restructure charges		**(57.0)**	(18.7)	**-**	(18.7)
Dividends/distributions paid		**(638.7)**	(163.3)	**(77.4)**	(163.3)
Dividends/distributions paid by controlled entities to outside equity interests		**(41.4)**	-	**-**	-
Interest received		**9.7**	4.4	**-**	-
Borrowing costs		**(425.0)**	(17.3)	**-**	-
Net cash flows from/(used in) financing activities		**1,186.9**	(245.2)	**872.1**	(211.6)
Net (decrease)/increase in cash held		**(98.5)**	8.3	**(0.9)**	0.4
Add opening cash brought forward		**60.8**	52.7	**1.0**	0.6
Initial cash contributed by WT and WAT to the Westfield Group pursuant to the Merger	27(e)	**257.0**	-	**-**	-
Effects of exchange rate changes on opening cash brought forward		**0.8**	(0.2)	**-**	-
Cash at the end of the year	27(a)	**220.1**	60.8	**0.1**	1.0

[1] By an order dated 21 May 2004, made by ASIC pursuant to subsection 340(1) of the Corporations Act the shortened financial year ended 31 December 2004 is defined as the six month period 1 July 2004 to 31 December 2004. The comparative period ended 30 June 2004 is defined as the twelve month period 1 July 2003 to 30 June 2004.

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

This General Purpose Financial Report has been prepared on the basis of historical cost accounting and does not purport to disclose current values except where indicated in respect of the revaluation of non current assets, which are carried at fair value. The Financial Report has been drawn up in accordance with the Corporations Act 2001 ("the Act"), applicable Accounting Standards and other mandatory professional reporting requirements, including Urgent Issues Group Consensus Views.

The accounting policies adopted are consistent with those applied in the previous financial year except as otherwise stated.

(b) Accounting for the Westfield Group

The Westfield Group was established in July 2004 by the stapling of securities of each of Westfield Holdings Limited ("Parent Company"), Westfield Trust ("WT") and Westfield America Trust ("WAT"). The securities trade as one security on the Australian Stock Exchange under the code WDC. The stapling transaction is referred to as the "Merger".

As a result of the Merger the Parent Company, for accounting purposes, gained control of WT and WAT and has consolidated WT and WAT from 2 July 2004, being the date an order made by the Supreme Court of New South Wales approving the scheme of arrangement of the Parent Company was lodged with ASIC. Accordingly, this transaction is accounted for as an "in substance" acquisition under Australian GAAP. The "in substance" purchase consideration of WT and WAT by the Parent Company is determined as the fair value of the net assets of each of these entities.

This Financial Report has been prepared based upon an "in substance" acquisition by the Parent Company of WT and WAT and in recognition of the fact that the securities issued by the Parent Company, WT and WAT have been stapled and cannot be traded separately.

For more details on the Merger refer to Note 43.

(c) Change of financial year end date

By an order dated 21 May 2004, made by ASIC pursuant to subsection 340(1) of the Act, the Directors of the Parent Company have been relieved from compliance with subsection 323D(2)(b) and 323D(5) of the Act. Accordingly, the Parent Company has changed its financial year end to 31 December and has complied with Chapter 2M of the Act in respect of the period 1 July 2004 to 31 December 2004 ("the Shortened Financial Year"), as if the Shortened Financial Year was a financial year. The comparative period ended 30 June 2004 is defined as the twelve month period 1 July 2003 to 30 June 2004.

(d) Consolidation and classification

The consolidated Financial Report comprise the Financial Statements and notes to the Financial Statements of the Parent Company, and each of its controlled entities which includes WT and WAT ("Subsidiaries") as from the date the Parent Company obtained control until such time control ceased. The Parent Company and Subsidiaries are collectively referred to as the economic entity known as the Westfield Group ("the Group"). Subsidiaries are detailed in Note 41. Where entities adopt accounting policies which differ from those of the Parent Company, adjustments have been made so as to achieve consistency within the Westfield Group. In preparing the consolidated Financial Statements all inter-entity transactions and balances are eliminated in full.

By an order dated 5 November 2001, made by ASIC pursuant to subsection 340(1) of the Act, the Directors of Westfield Management Limited as responsible entity of WT have been relieved from compliance with subsection 323D(3) of the Act insofar as that subsection requires them to ensure the financial years of the controlled entity Carindale Property Trust ("CPT"), coincides with the financial year of WT.

Notwithstanding that the financial year of CPT ends on 30 June, the consolidated Financial Statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Company being 31 December 2004.

(e) Investments

(i) Property investment

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution of value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

At each reporting date, the fair value of each asset is assessed to ensure its carrying value does not materially differ from its fair value. Where the carrying value materially differs from fair value, an adjustment is made as appropriate.

The assessment of the fair value of individual property investments includes confirmation by full independent valuations, which are conducted at least every three years, and by annual independent updates of these full independent valuations. In determining the fair value, the capitalisation of net income method and the discounting of future net cash flows to their present value have been used.

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES CONTINUED

(e) Investments continued

(ii) Property investments under redevelopment and construction and development projects

Property investments under redevelopment are carried at fair value based on the last independent valuation prior to the commencement of the redevelopment. Upon completion of the redevelopment the carrying value of property investment under redevelopment and the construction and development project is treated as a single property investment and valued in accordance with Note 1(e)(i).

Construction and development projects are carried at cost or net realisable value. Amounts capitalised to construction projects include the cost of acquisition, development costs, rates and taxes in respect of qualifying assets and borrowing costs during development.

(iii) Joint Ventures

Joint venture operations

The Westfield Group has significant co-ownership interests in a number of properties through unincorporated joint ventures. These interests are held directly, jointly as tenants in common. The Westfield Group's proportionate share in the income, expenditure, assets and liabilities of property interests held as tenants in common have been included in their respective classifications in the financial report.

Joint venture entities

The Westfield Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting. Investments in equity accounted joint ventures are carried at fair value being the lower of the equity accounted amount or recoverable amount.

(iv) Associates

Where the Westfield Group exerts significant influence but not control, equity accounting is applied. Investments in equity accounted associates are carried at fair value being the lower of the equity accounted amount or recoverable amount.

(v) Other investments

Listed investments in entities other than associates are stated at fair value based on their market values. Unlisted investments other than associates are stated at fair value of the Group's interest in the underlying assets or cost.

(vi) Controlled entities

Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased. Outside equity interests are shown as a separate item in the consolidated financial statements.

Incremental interests acquired in controlled entities are reflected at their fair values. Adjustments have been made to the relevant equity interests to reflect any differences between the purchase price and the fair value. Adjustments have also been made to each class of equity interests to reflect the appropriate proportionate ownership interests.

In May 2002, WAT together with Simon Property Group ("Simon") and The Rouse Company ("Rouse"), acquired the assets and liabilities of Rodamco North America, N.V. ("RNA"). As part of this acquisition, the Westfield Group acquired a 52.7% equity ownership in Head Acquisition LP ("Head LP") and accounts for its interest in properties held by Head LP in accordance with the substance of the partnership agreement, resulting in the consolidation of those properties for which it has control and 100% economic ownership.

(f) Foreign currencies

(i) Translation of foreign currency transactions

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions or at hedge rates where applicable.

Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

(ii) Translation of accounts of foreign operations

The Statement of Financial Position of foreign self-sustaining subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the Statement of Financial Performance of foreign self-sustaining subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign self-sustaining operations and equity accounted associates are taken directly to the Foreign Currency Translation Reserve. On consolidation, exchange differences and the related tax effect on loans and cross currency swaps denominated in foreign currencies which hedge net investments in foreign self-sustaining operations and equity accounted associates are taken directly to the Foreign Currency Translation Reserve.

Other exchange differences, costs and premiums on contracts to hedge specific foreign currency denominated transactions, assets or liabilities are brought to account with the underlying transactions, assets or liabilities. Exchange differences, costs and premiums on all other hedge contracts are included as revenue or expense in the period in which the exchange differences arise.

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES CONTINUED

(g) Revenue from ordinary activities

Revenues from rents and other property income are brought to account on an accruals basis and, if not received at balance date, are reflected in the Statement of Financial Position as receivables and are carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued. Profits from the sale of property investments are recognised upon settlement and after contractual duties are completed.

Revenue from external parties for property development and construction is recognised on a percentage completion basis. Stage of completion is assessed by independent quantity surveyors. Revenue from property and funds management is recognised on an accruals basis, in accordance with the terms of the relevant management contracts.

All other revenues are recognised on an accruals basis.

(h) Expenses from ordinary activities

Expenses from ordinary activities including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

(i) Taxation

Tax effect accounting has been adopted, whereby income tax expense has been calculated on pre-tax accounting profits after adjusting for permanent differences. The tax effect of timing differences which occur where items are assessed or deducted for income tax purposes in a period different to that for accounting, where appropriate, is shown in deferred tax liability and deferred tax asset, as applicable, at taxation rates applicable when such timing differences are expected to reverse.

(i) Parent Company

The Parent Company and its Australian resident wholly owned subsidiaries have formed a Tax Consolidation Group. Accordingly, the Parent Company has assumed the income tax assets, liabilities, expenses and revenues of the Tax Consolidation Group. However, the Parent Company has entered into tax funding arrangements with its Australian resident wholly owned subsidiaries, so that each subsidiary has agreed to pay or receive a tax equivalent amount to or from the Parent Company based on the net taxable amount or loss, including timing differences, of the subsidiary at the current tax rate. Amounts owing to or from the Parent Company are in accordance with the tax funding arrangement and are recognised as a component of income tax expense or revenue and inter entity receivables and payables.

(ii) WT

Under current Australian income tax legislation, WT is not liable to Australian income tax, including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with WT's Constitution. WT's New Zealand controlled entities are subject to New Zealand tax on their earnings. Dividends paid by those entities to WT are subject to New Zealand dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Westfield Group may be entitled to receive a foreign tax credit for New Zealand withholding tax deducted from dividends paid by WT's New Zealand controlled entities to WT. No New Zealand dividend withholding tax was deducted in the shortened financial year to 31 December 2004.

(iii) WAT

Under current Australian income tax legislation, WAT is not liable to income tax, including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with WAT's Constitution.

Westfield America, Inc. ("WEA"), is a Real Estate Investment Trust ("REIT") for United States income tax purposes. To maintain its REIT status, WEA is required to distribute at least 90% of its taxable income to shareholders and meet certain asset and income tests as well as certain other requirements. As a REIT, WEA will generally not be liable for federal and state income taxes in the United States, provided it satisfies the necessary requirements and distributes 100% of its taxable income to its shareholders.

Under current Australian income tax legislation, holders of the stapled securities of the Westfield Group are generally entitled to receive a foreign tax credit for United States withholding tax deducted from dividends paid to WAT by WEA.

(j) Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on purchase of goods and services is not recoverable from the tax authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amounts of GST included.

The net amount of GST payable or receivable to government authorities is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES CONTINUED

(k) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Borrowing costs are expensed unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the borrowing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the amount of borrowing costs capitalised are those incurred in relation to that borrowing.

(l) Property development projects and construction contracts

Property development projects for external parties are brought to account at the lower of cost and net realisable value. Where appropriate, cost includes the cost of acquisition, development, rates, taxes and financing costs incurred during development, provided the resultant carrying value does not exceed the expected recoverable amount. Profit is recognised on property sales to the extent that it is probable that economic benefits will flow to the entity on settlement and after contractual duties are completed.

Work in progress represents the value of work actually completed and is assessed in terms of the contract, and provision made for losses, if any, anticipated. Profits are recognised on unconditional construction contracts when construction has reached the stage when the costs to complete can be reliably estimated. Stage of completion is assessed by independent quantity surveyors.

(m) Depreciation and amortisation

Fixed assets and deferred costs are carried at acquisition cost or recoverable amount less depreciation and amortisation. Depreciation and amortisation is applied over the estimated economic life using the straight line method from the date of acquisition or from the time the asset is ready for use. The estimated economic lives of items in the asset class plant and equipment ranges from 3 to 15 years.

(n) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(i) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

(ii) Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments and disclosed as property investment under lease.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

(o) Employee benefits

The liability for employees' entitlements to wages, salaries, bonuses and annual leave is accrued to balance date based on the Group's present obligation to pay resulting from the employees' services provided. The liability for employees' entitlements to long service leave is provided to balance date based on the present values of the estimated future cash flows to be paid by the Group resulting from the employees' services provided.

(p) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Westfield Group. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(q) Cash flows

Cash on hand, at bank and short-term deposits are stated at nominal value. For the purposes of the Statement of Cash Flows, cash includes cash on hand and at bank, short-term money market deposits and bank accepted bills of exchange readily convertible to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(r) Derivative and other financial instruments

The Westfield Group's activities expose it to changes in interest rates and foreign exchange rates. There are policies and limits in respect of the use of derivative and other financial instruments to hedge cash flows subject to interest rate and currency risks. Management reports to the Board on a regular basis as to the monitoring of the policies in place. The Westfield Group does not trade in derivative financial instruments for speculative purposes.

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES CONTINUED

(r) Derivative and other financial instruments continued

The accounting policies adopted in relation to material financial instruments are detailed as follows:

(i) Financial assets

Receivables

Trade and sundry debtors are carried at cost, less provision for doubtful debts, and are due within 30 days.

Other loans

Loans are carried at cost. Interest is credited as income on an accruals basis.

(ii) Financial liabilities

Payables

Trade and sundry creditors are carried at cost, and are generally payable within 60 days.

Interest bearing liabilities

Interest bearing liabilities are carried at cost or at their fair value at the time of acquisition in the case of assumed liabilities. Interest is charged as an expense on an accruals basis. Terms and conditions are set out in Note 16.

(iii) Interest rate swaps

The Group enters into interest rate swap agreements that are used to convert certain variable interest rate borrowings to fixed interest rates. The swaps are entered into with the objective of hedging the risk of interest rate fluctuations in respect of underlying borrowings. Net receipts and payments in relation to interest rate swaps are recognised as interest income or interest expense as appropriate on an accruals basis over the life of the hedges. Terms and conditions are set out in Note 34(a).

(iv) Cross currency swaps and forward exchange contracts

The Group enters into cross currency swaps and forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to minimise the risk of exchange rate fluctuation in respect of certain of its foreign currency denominated assets, liabilities, revenues and expenses. The value of the cross currency swaps and forward exchange contracts are brought to account in conjunction with the assets and liabilities as recorded on the Statement of Financial Position at the end of the financial year, or in conjunction with the revenue and expense in the period to which the hedges relate. Terms and conditions are set out in Note 34(b).

The Group only enters into derivative financial instruments to hedge certain underlying assets, liabilities, revenues and expenses. The Group continually reviews its exposures and revises its treasury policies and procedures. Revenues or expenses arising from changes in the net market values of hedging instruments are matched and brought to account with the carrying values and income streams of the underlying assets or liabilities.

The unrealised gains receivable/losses payable in respect of all currency hedges are recorded on the Statement of Financial Position.

(v) Disclosure of fair values

Recognised financial assets and liabilities are recorded at balance date at their net fair values with the exception of investments in associates which are carried at lower of cost or equity accounted values refer Note 1(e). The fair value of unrecognised financial instruments is set out in Note 34.

Applicable market rates, values, prices and terms in respect of derivative and other financial instruments are set out in the notes to these Financial Statements.

(s) Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the Financial Report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

(t) Comparative figures

The financial information presented for the current reporting period ending 31 December 2004 comprises the Westfield Group as a single reporting entity for the shortened financial year, being the six month period from 1 July 2004 to 31 December 2004. The comparative financial information presented for the reporting period ended 30 June 2004 comprises only the Parent Company as a reporting entity for the 12 month period 1 July 2003 to 30 June 2004 and therefore is not comparable to the current reporting period.

Where applicable, certain comparative figures are restated in order to comply with the current period's presentation of the Financial Statements.

	CONSOLIDATED		PARENT COMPANY	
	31 Dec 04 $ Million	30 Jun 04 $ Million	31 Dec 04 $ Million	30 Jun 04 $ Million
2 DETAILS OF ASSETS SOLD/TRANSACTION COSTS WRITTEN OFF				
Revenues from asset sales	249.4	3.2	–	–
Cost of assets sold	(214.7)	(3.2)	–	–
Proceeds on termination of excess interest rate swaps	6.8	–	–	–
Transaction and other capital costs written off	(10.0)	–	–	–
	31.5	–	–	–
3 MERGER AND OTHER CAPITAL RESTRUCTURE EXPENSES				
Recoverable amount write down of investments in equity accounted associates	–	(458.1)	–	–
Termination of excess interest rate swaps on close out of excess cross currency swaps in respect of equity accounted associates	–	(18.9)	–	–
Recoverable amount write down of investments in subsidiaries	–	–	–	(398.9)
Merger costs	–	(34.5)	–	(34.5)
Other capital restructure costs	–	(8.2)	–	–
	–	(519.7)	–	(433.4)
4 BORROWING COSTS				
Gross borrowing costs	(273.0)	(17.1)	–	–
Related party borrowing costs	–	–	(5.6)	–
Borrowing costs capitalised to construction projects	10.8	–	–	–
	(262.2)	(17.1)	(5.6)	–
5 TAX				
Income tax	(26.5)	(80.2)	0.8	1.8
Withholding tax	(18.3)	(2.7)	–	–
	(44.8)	(82.9)	0.8	1.8
The prima facie tax on profit from ordinary activities before tax expense is reconciled to the tax expense provided in the financial statements as follows:				
Prima facie tax expense on profit from ordinary activities at 30% (30 June 2004: 30%)	(274.3)	34.0	(104.1)	(17.1)
Adjusted for non assessable profit from ordinary activities				
WT profit assessable to security holder	103.7	–	–	–
WAT profit assessable to security holder	125.2	–	–	–
Write back of subsidiaries	–	–	27.8	–
Tax effect of permanent differences				
Differential tax rates of foreign operations	19.0	42.2	–	–
Assessable items not included in profit from ordinary activities	(19.1)	–	–	–
Non deductible Merger and capital restructure costs	–	(155.9)	–	(130.0)
Prior year under/(over) provision	0.7	(0.5)	–	–
Other items	–	(2.7)	(0.1)	0.4
Inter entity dividends	–	–	77.4	148.5
Tax (expense)/revenue attributed to ordinary activities	(44.8)	(82.9)	0.8	1.8
Tax assets and liabilities				
Current				
Tax receivable	32.5	12.0	–	–
Tax payable	61.1	46.6	41.5	22.1
Non Current				
Deferred tax assets	11.2	17.9	11.6	21.2
Deferred tax liabilities	177.0	141.0	155.1	139.0

	CONSOLIDATED	
	31 Dec 04 Cents	30 Jun 04 (restated) Cents
6 EARNINGS PER SECURITY		
Basic earnings per security attributable to Members of the Westfield Group	**49.49**	n/a
Diluted earnings per security attributable to Members of the Westfield Group	**49.01**	n/a
Basic earnings per share attributable to Members of the Parent Company	**4.04**	(11.70)
Diluted earnings per share attributable to Members of the Parent Company	**3.99**	(11.70)

Basic earnings per security is calculated as net profit attributable to Members divided by the weighted average number of ordinary securities.

Diluted earnings per security is calculated as net profit attributable to Members divided by the weighted average number of ordinary securities and dilutive potential ordinary securities, adjusted for any bonus element.

The following reflects the income and security data used in the calculations of basic and diluted earnings per security/share:

	$ Million	$ Million
Earnings used in calculating basic and diluted earnings per security attributable to Members of the Westfield Group	**832.9**	n/a
Earnings used in calculating basic and diluted earnings per share attributable to Members of the Parent Company	**67.9**	(196.4)

	Number of securities	Number of securities
Weighted average number of ordinary securities used in calculating basic earnings per security	**1,683,063,141**	1,678,186,749
Bonus element of security options which are considered to be dilutive	**16,267,861**	-
Adjusted weighted average number of ordinary securities used in calculating diluted earnings per security	**1,699,331,002**	1,678,186,749
Non dilutive options in respect of ordinary securities	**438,800**	20,505,102

Conversions, calls, subscription or issues after 31 December 2004

Since the end of the shortened financial year:

- 10,267,941 stapled securities have been issued as a consequence of the exercise of options; and
- 15,544,151 stapled securities have been issued pursuant to the Westfield Group Distribution Reinvestment Plan.

There have been no other conversions to, calls of, or subscriptions for ordinary securities or issues of potential ordinary securities since the reporting date and before the completion of this report.

	Note	CONSOLIDATED 31 Dec 04 $ Million	CONSOLIDATED 30 Jun 04 $ Million	PARENT COMPANY 31 Dec 04 $ Million	PARENT COMPANY 30 Jun 04 $ Million
7 TRADE RECEIVABLES					
Trade receivables		39.7	–	–	–
Less: provision for doubtful debts		(13.7)	–	–	–
		26.0	–	–	–
8 RECEIVABLES					
Current					
Sundry debtors		150.6	95.9	–	–
Dividend/distribution receivable		8.2	71.5	–	–
Loans to controlled entities		–	–	1,496.8	679.0
		158.8	167.4	1,496.8	679.0
Non current					
Other receivables		13.0	1.7	–	–
		13.0	1.7	–	–
9 INVENTORIES					
Work in progress		151.8	1,049.9	–	–
Less: progress payments received		(123.7)	(945.3)	–	–
progress payments receivable		(7.7)	(38.5)	–	–
		20.4	66.1	–	–
10 OTHER ASSETS					
Current					
Receivables under forward exchange contracts		192.1	21.0	–	–
Prepayments, deferred costs and deposits		45.4	55.7	–	–
Receivables under cross currency contracts		16.8	–	–	–
Deferred loss on forward exchange contracts		7.5	–	–	–
Deferred loss on interest rate hedges		5.4	–	–	–
Prepaid interest rate hedge option		–	40.9	–	–
		267.2	117.6	–	–
Non current					
Receivables under cross currency contracts		715.8	167.1	–	–
Receivables under forward exchange contracts		378.7	56.3	–	–
Loans and advances	40(h)(v)	60.5	63.9	–	–
Deferred loss on interest rate hedges		58.4	–	–	–
Prepayments and deferred costs		48.4	11.2	–	–
Deferred loss on forward exchange contracts		16.9	–	–	–
		1,278.7	298.5	–	–

	Note	CONSOLIDATED 31 Dec 04 $ Million	CONSOLIDATED 30 Jun 04 $ Million	PARENT COMPANY 31 Dec 04 $ Million	PARENT COMPANY 30 Jun 04 $ Million
11 PROPERTY INVESTMENTS					
Shopping centre investments	12	**26,953.8**	–	–	–
Construction and development projects		**753.0**	30.3	**0.3**	0.3
		27,706.8	30.3	**0.3**	0.3
Movement in property investments					
Balance at the beginning of the year		**30.3**	28.0	**0.3**	0.3
Initial property investments contributed by WT and WAT pursuant to the Merger		**25,715.4**	–	–	–
Acquisition of properties		**651.8**	–	–	–
Disposal of properties		**(159.7)**	–	–	–
Redevelopment costs		**673.9**	2.3	–	–
Net revaluation increment		**2,300.6**	–	–	–
Retranslation of foreign operations		**(1,505.5)**	–	–	–
Balance at the end of the year		**27,706.8**	30.3	**0.3**	0.3

	Note	31 Dec 04 $ Million
12 DETAILS OF PROPERTY INVESTMENTS		
Consolidated Australian shopping centres	12(a)	**11,814.9**
Consolidated New Zealand shopping centres	12(b)	**1,599.0**
Consolidated United States shopping centres	12(d)	**13,539.9**
Total consolidated shopping centres	11	**26,953.8**
Equity accounted Australian shopping centres	12(a),26(d)	**871.7**
Equity accounted United Kingdom shopping centres	12(c),26(d)	**3,616.1**
Equity accounted United States shopping centres	12(d),26(d)	**2,104.9**
Total equity accounted shopping centres	26(d)	**6,592.7**
		33,546.5

Property investments are carried at their original acquisition costs together with capital expenditure since acquisition or at their latest full independent valuation or latest independent update. Total acquisition costs include incidental costs of acquisition such as property taxes on acquisition.

At each reporting date, the fair value of each asset is assessed to ensure its carrying value does not materially differ from its fair value. Where the carrying value materially differs from fair value, an adjustment is made as appropriate.

Full independent valuations

The shopping centres are independently valued using both the capitalisation of net income method and the discounting of future net cash flows to their present value. Capital expenditure since valuation includes purchases of sundry properties (and associated expenses such as stamp duty, legal fees, etc.) and capital expenditure in respect of completed projects which have taken place since or has not been included in the latest valuation of the shopping centres.

Independent updates

The most recent independent valuation of the shopping centre is used in conjunction with current financial information to prepare a independent update valuation using the discounting of future net cash flows to their present value method. No formal inspection of the property is performed and the independent update assumes that there have been no material physical changes to the property since the independent valuation.

12(a) DETAILS OF SHOPPING CENTRE INVESTMENTS – AUSTRALIA

Consolidated Australian shopping centres	Ownership interest %	Consolidated interest %	Carrying value 31 Dec 04 $ Million	Latest independent valuation Date	Full (F)/ update (U)	Valuer of latest full or update valuation
Airport West	50.0	50.0	100.9	12-04	U	Colliers International C&V Pty Limited
Bay City	50.0	50.0	82.0	12-04	U	CB Richard Ellis Pty Limited
Belconnen	100.0	100.0	474.7	12-04	U	Colliers International C&V Pty Limited
Bondi Junction	100.0	100.0	1,220.8	12-04	F	CB Richard Ellis Pty Limited
Booragoon	25.0	25.0	138.7	12-04	U	CB Richard Ellis Pty Limited
Burwood	100.0	100.0	514.7	12-04	F	Knight Frank
Carindale	25.0	50.0	280.3	12-04	F	Colliers International C&V Pty Limited
Carousel	100.0	100.0	464.7	12-04	F	Colliers International C&V Pty Limited
Centrepoint	100.0	100.0	339.8	12-04	F	CB Richard Ellis Pty Limited
Chatswood	100.0	100.0	659.6	12-04	U	CB Richard Ellis Pty Limited
Chermside	100.0	100.0	529.7	12-04	F	Knight Frank
Doncaster	100.0	100.0	369.8	12-04	U	CB Richard Ellis Pty Limited
Figtree	100.0	100.0	85.0	12-04	F	Knight Frank
Fountain Gate	100.0	100.0	509.7	06-04	F	Knight Frank
Hornsby	100.0	100.0	574.7	12-04	F	CB Richard Ellis Pty Limited
Hurstville	50.0	50.0	213.4	06-04	F	Knight Frank
Imperial Arcade	100.0	100.0	95.2	06-04	F	Knight Frank
Innaloo[1]	100.0	100.0	70.4	12-02	F	Knight Frank
Knox	30.0	30.0	208.4	12-04	U	CB Richard Ellis Pty Limited
Kotara	100.0	100.0	259.9	12-04	U	CB Richard Ellis Pty Limited
Liverpool[1]	50.0	50.0	183.8	12-02	F	CB Richard Ellis (N2) Pty Limited
Macquarie	50.0	50.0	304.8	12-04	U	CB Richard Ellis Pty Limited
Marion	50.0	50.0	332.3	12-04	U	Colliers International C&V Pty Limited
Miranda	50.0	50.0	444.7	12-04	F	Knight Frank
Mt Gravatt	75.0	75.0	442.3	12-04	U	CB Richard Ellis Pty Limited
North Lakes	50.0	50.0	49.5	07-04	F	Knight Frank
North Rocks	100.0	100.0	66.2	06-04	F	Knight Frank
Pacific Fair	40.0	40.0	343.8	12-04	U	CB Richard Ellis Pty Limited
Parramatta[1]	100.0	100.0	836.2	12-02	F	CB Richard Ellis (N2) Pty Limited
Plenty Valley	50.0	50.0	17.4	06-04	F	Knight Frank
Skygarden	100.0	100.0	159.9	06-04	F	Knight Frank
Strathpine	100.0	100.0	209.9	12-04	F	Knight Frank
Sydney Central Plaza	100.0	100.0	417.8	12-04	U	CB Richard Ellis Pty Limited
Tuggerah[1]	100.0	100.0	253.4	12-01	F	CB Richard Ellis Pty Limited
Warrawong	100.0	100.0	157.9	12-04	U	Colliers International C&V Pty Limited
Warringah Mall	25.0	25.0	197.4	12-04	U	CB Richard Ellis Pty Limited
Whitford City	50.0	50.0	205.2	06-04	F	Knight Frank
Total consolidated centres			**11,814.9**			

Equity accounted Australian shopping centres (refer Note 26(d))	Ownership interest %	Equity accounted interest %	Carrying value 31 Dec 04 $ Million	Latest independent valuation Date	Full (F)/ update (U)	Valuer of latest full or update valuation
Karrinyup	25.0	25.0	89.5	12-04	U	CB Richard Ellis Pty Limited
Macquarie	5.0	5.0	30.5	12-04	U	CB Richard Ellis Pty Limited
Mt Druitt[1]	50.0	50.0	126.0	12-03	F	CB Richard Ellis Pty Limited
Pacific Fair	4.0	4.0	34.4	12-04	U	CB Richard Ellis Pty Limited
Southland	50.0	50.0	395.0	12-04	U	CB Richard Ellis Pty Limited
Tea Tree Plaza	50.0	50.0	196.3	12-04	U	Colliers International C&V Pty Limited
Total equity accounted centres			**871.7**			
Total Australian portfolio			**12,686.6**			

[1] Properties currently under redevelopment or where redevelopment is expected to commence within the next 12 months.

12(b) DETAILS OF SHOPPING CENTRE INVESTMENTS – NEW ZEALAND

Consolidated New Zealand shopping centres	Ownership interest %	Consolidated interest %	Carrying value 31 Dec 04 NZ$ Million	Latest independent valuation Date	Full (F)/ update (U)	Valuer of latest full or update valuation
Chartwell	100.0	100.0	64.0	12-04	F	Collier Jardine New Zealand Limited
Downtown	100.0	100.0	51.0	12-04	F	Collier Jardine New Zealand Limited
Glenfield	100.0	100.0	148.3	12-04	F	CB Richard Ellis Limited
Manukau	100.0	100.0	191.8	12-04	F	CB Richard Ellis Limited
Newmarket	100.0	100.0	151.3	12-04	F	CB Richard Ellis Limited
Pakuranga	100.0	100.0	78.4	12-04	F	CB Richard Ellis Limited
Queensgate[1]	100.0	100.0	115.4	12-04	F	CB Richard Ellis Limited
Riccarton	100.0	100.0	289.9	12-04	F	Collier Jardine New Zealand Limited
Shore City	100.0	100.0	109.7	12-04	F	CB Richard Ellis Limited
St Lukes	100.0	100.0	357.9	12-04	F	Collier Jardine New Zealand Limited
WestCity	100.0	100.0	174.4	12-04	F	Collier Jardine New Zealand Limited
Total New Zealand portfolio			1,732.1			
Exchange rate			1.0832			
Total New Zealand portfolio in $A			1,599.0			

[1] Properties currently under redevelopment or where redevelopment is expected to commence within the next 12 months.

12(c) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED KINGDOM

Equity accounted United Kingdom shopping centres (refer Note 26(d))	Ownership interest %	Equity accounted interest %	Carrying value 31 Dec 04 UK£ Million	Latest independent valuation Date	Full (F)/ update (U)	Valuer of latest full or update valuation
Broadmarsh[1]	75.0	75.0	62.5	06-04	F	Knight Frank Grubb & Ellis
Brunel	50.0	50.0	64.2	12-04	F	Knight Frank Grubb & Ellis
CastleCourt	50.0	50.0	120.7	12-04	F	Knight Frank Grubb & Ellis
Eagle[1]	50.0	50.0	79.1	06-04	F	Knight Frank Grubb & Ellis
Friary	50.0	50.0	63.6	12-04	F	Knight Frank Grubb & Ellis
Merry Hill[2]	100.0	100.0	875.0	12-04	F	Chesterton
Millgate	50.0	50.0	59.3	12-04	F	Knight Frank Grubb & Ellis
Royal Victoria Place	50.0	50.0	60.8	12-04	F	Knight Frank Grubb & Ellis
Sprucefield[2]	100.0	100.0	75.0	[3]		
Total United Kingdom centres			1,460.2			
Exchange rate			0.4038			
Total United Kingdom centres in A$			3,616.1			

[1] Properties currently under redevelopment or where redevelopment is expected to commence within the next 12 months.
[2] Refer Note 26(e)(iii).
[3] Acquired in November 2004.

12(d) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED STATES

Consolidated United States shopping centres	Ownership interest %	Consolidated interest %	Carrying value 31 Dec 04 US$ Million	Latest independent valuation Date	Full (F)/ update (U)	Valuer of latest full or update valuation
Annapolis	100.0	100.0	394.3	12-04	U	PricewaterhouseCoopers LLP
Belden Village	100.0	100.0	155.1	12-04	U	Weiser Realty Advisors, LLC
Brandon	100.0	100.0	217.3	12-04	U	Weiser Realty Advisors, LLC
Capital[1]	100.0	100.0	75.1	06-04	F	American Appraisals, Inc.
Century City[1]	100.0	100.0	429.7	[2]		
Chesterfield[1]	100.0	100.0	130.6	03-02	F	Landauer Associates, Inc.
Citrus Park	100.0	100.0	208.9	12-04	U	Weiser Realty Advisors, LLC
Connecticut Post[1]	100.0	100.0	140.2	04-02	F	Landauer Associates, Inc.
Countryside	100.0	100.0	191.4	12-04	U	Weiser Realty Advisors, LLC
Crestwood	100.0	100.0	132.6	12-04	U	PricewaterhouseCoopers LLP
Downtown Plaza	100.0	100.0	173.7	12-04	F	Cushman & Wakefield of California, Inc.
Eagle Rock	100.0	100.0	43.9	12-04	U	Cushman & Wakefield of California, Inc.
Eastland	100.0	100.0	108.6	12-04	U	PricewaterhouseCoopers LLP
Eastridge	100.0	100.0	43.0	12-04	U	Weiser Realty Advisors, LLC
Enfield	100.0	100.0	75.1	12-04	U	PricewaterhouseCoopers LLP
Fox Hills	100.0	100.0	156.7	12-04	U	Cushman & Wakefield of California, Inc.
Fox Valley	100.0	100.0	231.9	12-04	U	Weiser Realty Advisors, LLC
Franklin Park[1]	100.0	100.0	167.7	[2]		
Galleria at Roseville	100.0	100.0	283.7	12-04	U	Weiser Realty Advisors, LLC
Gateway[1]	100.0	100.0	70.9	03-02	F	Landauer Associates, Inc.
Great Northern	100.0	100.0	156.8	12-04	U	Weiser Realty Advisors, LLC
Hawthorn	100.0	100.0	231.7	12-04	U	Weiser Realty Advisors, LLC
Horton Plaza	100.0	100.0	338.5	12-04	U	PricewaterhouseCoopers LLP
Independence	77.5	100.0	140.1	12-04	U	Weiser Realty Advisors, LLC
Louis Joliet	100.0	100.0	108.8	12-04	U	PricewaterhouseCoopers LLP
Mainplace	100.0	100.0	241.6	12-04	U	Weiser Realty Advisors, LLC
Meriden	100.0	100.0	169.2	12-04	U	Weiser Realty Advisors, LLC
Mid Rivers	100.0	100.0	172.6	12-04	U	PricewaterhouseCoopers LLP
Midway	100.0	100.0	88.2	12-04	U	Weiser Realty Advisors, LLC
Mission Valley	75.8	100.0	265.2	12-04	F	Cushman & Wakefield of California, Inc.
North County	100.0	100.0	199.9	12-04	U	Weiser Realty Advisors, LLC
Northwest	100.0	100.0	81.4	12-04	U	PricewaterhouseCoopers LLP
Oakridge	100.0	100.0	333.4	12-04	U	PricewaterhouseCoopers LLP
Old Orchard	100.0	100.0	383.3	12-04	U	Weiser Realty Advisors, LLC
Palm Desert	100.0	100.0	168.7	12-04	U	Cushman & Wakefield of California, Inc.
Parkway	100.0	100.0	307.4	12-04	F	PricewaterhouseCoopers LLP
Plaza Bonita	100.0	100.0	197.7	12-04	U	PricewaterhouseCoopers LLP
Promenade	100.0	100.0	75.7	12-04	U	Cushman & Wakefield of California, Inc.
Richland	100.0	100.0	55.0	12-04	U	Weiser Realty Advisors, LLC
San Francisco Centre[1]	100.0	100.0	150.6	[2]		
Santa Anita	89.7	100.0	351.4	12-04	F	PricewaterhouseCoopers LLP
Sarasota	100.0	100.0	92.9	12-04	U	Weiser Realty Advisors, LLC
Solano	100.0	100.0	165.7	12-04	U	Cushman & Wakefield of California, Inc.
Southcenter	100.0	100.0	216.3	12-04	U	Weiser Realty Advisors, LLC
South County	100.0	100.0	179.7	12-04	U	PricewaterhouseCoopers LLP
Southgate	100.0	100.0	88.5	12-04	U	Weiser Realty Advisors, LLC
Southlake	100.0	100.0	207.7	12-04	U	Weiser Realty Advisors, LLC
Southpark	100.0	100.0	189.2	12-04	U	Weiser Realty Advisors, LLC
South Shore	100.0	100.0	239.9	12-04	U	Weiser Realty Advisors, LLC
Topanga[1]	100.0	100.0	200.1	12-03	F	PricewaterhouseCoopers LLP
Trumbull	100.0	100.0	255.3	12-04	U	Weiser Realty Advisors, LLC
Vancouver	100.0	100.0	123.8	12-04	U	PricewaterhouseCoopers LLP

12(d) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED STATES

Consolidated United States shopping centres	Ownership interest %	Consolidated interest %	Carrying value 31 Dec 04 US$ Million	Latest independent valuation Date	Full (F)/ update (U)	Valuer of latest full or update valuation
West County	100.0	100.0	308.7	12-04	U	Weiser Realty Advisors, LLC
West Covina	100.0	100.0	255.7	12-04	F	PricewaterhouseCoopers LLP
West Park	100.0	100.0	57.9	12-04	U	PricewaterhouseCoopers LLP
West Valley[1]	100.0	100.0	29.8	04-02	F	Landauer Associates, Inc.
Westland	100.0	100.0	24.7	12-04	U	PricewaterhouseCoopers LLP
Wheaton[1]	100.0	100.0	169.4	06-03	F	PricewaterhouseCoopers LLP
Department stores	100.0	100.0	90.6	05-03	F	Landauer Associates, Inc.
Total consolidated centres			10,543.5			
Exchange Rate			0.7787			
Total consolidated centres in A$			13,539.9			

Equity accounted United States shopping centres (refer Note 26(d))	Ownership interest %	Equity accounted interest %	Carrying value 31 Dec 04 US$ Million	Latest independent valuation Date	Full (F)/ update (U)	Valuer of latest full or update valuation
Fashion Square	50.0	50.0	101.3	12-04	U	Cushman & Wakefield of California, Inc.
Garden State Plaza	50.0	50.0	538.4	12-04	U	PricewaterhouseCoopers LLP
Montgomery	50.0	50.0	214.2	12-04	U	PricewaterhouseCoopers LLP
North Bridge	33.3	33.3	124.3	12-04	U	Weiser Realty Advisors, LLC
Plaza Camino Real	40.0	40.0	79.5	12-04	U	PricewaterhouseCoopers LLP
UTC	50.0	50.0	156.7	12-04	U	Cushman & Wakefield of California, Inc.
Valencia Town Center	25.0	25.0	–	(2)		
Valley Fair	50.0	50.0	424.7	12-04	U	PricewaterhouseCoopers LLP
Total equity accounted centres			1,639.1			
Exchange Rate			0.7787			
Total equity accounted centres in A$			2,104.9			
Total United States portfolio			12,182.6			
Exchange Rate			0.7787			
Total United States portfolio in A$			15,644.8			

(1) Properties currently under redevelopment or where redevelopment is expected to commence within the next 12 months.
(2) Initial interest acquired in May 2002.

	CONSOLIDATED		PARENT COMPANY	
	31 Dec 04 $ Million	30 Jun 04 $ Million	**31 Dec 04 $ Million**	30 Jun 04 $ Million
13 OTHER INVESTMENTS				
Listed investments, at cost (market value $485.4 million)	**481.3**	–		–
Listed investments, at market value	**5.8**	4.4	**–**	–
Unlisted investments, at cost	**105.6**	–	**–**	–
Investments in subsidiaries	**–**	–	**1,307.4**	1,215.0
	592.7	4.4	**1,307.4**	1,215.0
Movement in other investments				
Balance at the beginning of the year	**4.4**	2.9	**1,215.0**	1,272.9
Initial other investments contributed by WAT pursuant to the Merger	**117.5**	–	**–**	–
Additions	**481.3**	–	**0.5**	341.0
Write back/(write down) of subsidiaries	**–**	–	**91.9**	(398.9)
Net revaluation increment	**1.4**	1.5	**–**	–
Retranslation of foreign operations	**(11.9)**	–	**–**	–
Balance at the end of the year	**592.7**	4.4	**1,307.4**	1,215.0
14 FIXED ASSETS				
At cost	**269.5**	217.6	**–**	–
Accumulated depreciation	**(121.6)**	(122.5)	**–**	–
	147.9	95.1	**–**	–
At recoverable amount	**–**	55.1	**–**	–
Total fixed assets	**147.9**	150.2	**–**	–
Movement in fixed assets				
Balance at the beginning of the year	**150.2**	113.7	**–**	–
Additions	**71.1**	59.6	**–**	–
Disposals	**(53.5)**	(3.0)	**–**	–
Depreciation expense	**(10.0)**	(17.3)	**–**	–
Write down due to exchange rate movement	**(1.8)**	(1.7)	**–**	–
Retranslation of foreign operations and other differences	**(8.1)**	(1.1)	**–**	–
Balance at the end of the year	**147.9**	150.2	**–**	–

Fixed assets of $147.9 million (30 June 04: $150.2 million) comprises the following: aircraft $84.0 million (30 June 04: $86.1 million); property, plant and equipment $33.4 million (30 June 04: $34.7 million); and other fixed assets $30.5 million (30 June 04: $29.4 million).

	31 Dec 04 $ Million	30 Jun 04 $ Million	**31 Dec 04 $ Million**	30 Jun 04 $ Million
15 PAYABLES				
Current				
Trade, sundry creditors and accruals	**781.8**	206.2	**0.2**	1.4
Employee benefits	**15.8**	14.1	**–**	–
Loans from controlled entities	**–**	–	**552.0**	895.7
	797.6	220.3	**552.2**	897.1
Non current				
Sundry creditors and accruals	**48.5**	2.3	**–**	–
Employee benefits	**13.0**	11.9	**–**	–
	61.5	14.2	**–**	–

	Note	CONSOLIDATED		PARENT COMPANY	
		31 Dec 04 $ Million	30 Jun 04 $ Million	31 Dec 04 $ Million	30 Jun 04 $ Million
16 INTEREST BEARING LIABILITIES					
Current					
Unsecured					
Bank overdraft[1]	27(a)	16.1	10.9	–	–
Bank facilities[1]		744.4	1.3	–	–
Medium term notes[1]		226.2	–	–	–
Loans from controlled entities		–	–	908.7	–
Secured					
Bank facilities[4]		212.2	–	–	–
		1,198.9	12.2	908.7	–
Non current					
Unsecured					
Bank facilities[1]		2,018.3	1,063.6	–	–
Commercial paper		360.0	–	–	–
Convertible notes[2]		841.4	–	–	–
Notes payable[3]		3,338.8	–	–	–
Medium term notes[1]		1,288.1	–	–	–
Secured					
Bank facilities[4]		4,729.1	–	–	–
		12,575.7	1,063.6	–	–
Redeemable Preference Shares					
Convertible redeemable preference shares[5]		99.0	–	–	–
Other redeemable preference shares/units[6]		184.9	–	–	–
		283.9	–	–	–
		12,859.6	1,063.6	–	–
The maturity profile in respect of interest bearing liabilities, excluding redeemable preference shares, is set out below:					
Due within one year		1,198.9	12.2	908.7	–
Due between one and five years		7,278.5	1,063.6	–	–
Due after five years		5,297.2	–	–	–
		13,774.6	1,075.8	908.7	–

The Westfield Group maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt.

Refer Note 27(c) for details relating to financing facilities. Refer Note 34(a) for details relating to fixed rate debt and derivatives which hedge the floating rate liabilities.

[1] These instruments are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

[2] Convertible notes

On 1 December 2003, Westfield Management Limited, as responsible entity of WT, issued 850,000 unsecured WT notes to Deutsche Bank AG Sydney Branch, with a settlement value of $839.1 million. The notes are for a five year term maturing on 5 January 2009 and have a face value of $1,000 per note. Interest on the notes is payable semi annually in arrears on 5 January and 5 July each year, commencing on 5 July 2004 at a rate set by the bank bill swap rate plus a margin of 0.10 per cent per annum. The terms of the notes allow for the redemption of the notes in certain circumstances including a change in applicable tax laws and a change in control of the Responsible Entity. In conjunction with the issue of the notes, the Responsible Entity issued to Deutsche Bank AG 850,000 call options over units in WT ("WT 2009 Options"). The terms of these options were subsequently amended to permit the delivery of stapled securities in the Westfield Group on exercise of an option (refer Note 19(c)).

On 22 December 2004, the Responsible Entity was granted a waiver by the ASX to the extent necessary to permit the Responsible Entity to amend, without member approval, the terms of the WT 2009 Options by including provisions to allow the Responsible Entity the discretion to elect to satisfy the exercise of a WT 2009 Option by making payment to the holder of the option an amount in Australian dollars instead of delivering stapled securities. The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

16 INTEREST BEARING LIABILITIES CONTINUED

(3) Notes payable

Guaranteed Senior Notes of US$2,600.0 million were raised in the US corporate 144A bond market. The issue comprised US$1,400.0 million of 10 year, US$700.0 million of 5 year fixed rate notes and US$500.0 million of 3 year floating rate notes. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(4) Secured liabilities

Current and Non Current Secured liabilities is $4,941.3 million. Secured liabilities are borrowings secured by mortgages over properties that have an aggregate value of $11,278.6 million. These properties are as follows: Annapolis, Belden Village, Carindale, Century City, Chatswood, Chesterfield, Citrus Park, Crestwood, Department Stores, Downtown Plaza, Eagle Rock, Eastland, Enfield, Fox Hills, Fox Valley, Franklin Park, Galleria at Roseville, Gateway, Hawthorn, Horton Plaza, Independence, Louis Joliet, Main Place, Meriden, Mid Rivers, Mission Valley, Mission Valley West, North County, Northwest, Old Orchard Centre, Parkway, Plaza Bonita, Richland, San Francisco Centre, Santa Anita, Solano, South County, South Shore, Southcenter, Southlake, Southpark, Vancouver, West County, West Covina and West Park.

The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

In addition, undrawn facilities are secured by the following properties with an aggregate value of $1,036.9 million: Capital Mall, North County, Midway, Promenade, Southgate, Trumbull and Westland.

(5) Convertible redeemable preference shares ("CPS")

The CPS that were issued by WAT in August and December 1998 were issued at a price of US$180.00 each and are not quoted on any stock exchange.

The holders of Series G CPS are entitled to receive an annual dividend equal to the greater of (i) 9.3% of the liquidation value of the preferred shares, increasing at 1.5% per annum in 2002 and at 3% per annum thereafter; and (ii) the US$ equivalent of the distribution on the number of stapled securities into which the preference shares are then exchangeable.

Each Series G CPS is convertible into 10 shares of Series A common stock ("Series A common shares") in WEA (subject to adjustment for dilution etc). The Series G CPS are entitled to one-tenth of a vote per Series G CPS on all matters submitted to a vote of the holders of the common shares and Series A common shares in WEA. The Series A common shares will pay a dividend equal to the US$ equivalent of the distribution on the number of stapled securities into which such Series A common shares are then exchangeable. The holders of the Series A common shares will be entitled to 1.10 votes per share on all matters submitted to a vote of the holders of WEA common shares.

While not a term of the Series G CPS, the original holder of the Series G CPS can, subject to certain conditions, require WEA to redeem a number of the Series G CPS or Series A common shares, or a combination thereof, on the last business date of May of 2005 and each year thereafter in an amount up to US$25 million at any one time. During the period no Series G CPS were redeemed by WEA pursuant to the arrangement.

After the purchase by WEA (as described below) of 266,130 Series G CPS and the cancellation of the same number of Series G Special Options in WAT, the maximum aggregate amount which may be redeemed pursuant to the exercise of these rights is US$77,096,703.

Security Capital Preferred Growth Incorporated ("SCPG") held 694,445 shares of Series G CPS and 694,445 Series G Special Options. Each Special Option allows SCPG to exchange 1 Series G CPS for 34.6632 stapled securities. SCPG notified WAT that SCPG intended to realise US$100 million by exercising a portion of the Series G Special Options and sell the stapled securities in the market. In lieu thereof, on 13 August 2004 WEA repurchased 266,130 of Series G CPS for US$100 million as a consequence of which 266,130 Special Options were cancelled for no consideration (as they are not exercisable once SCPG no longer owned the Series G CPS).

The Series G CPS are redeemable by WEA at any time after 12 August 2008 at 100% of the liquidation preference. If WEA is wound up, Series G CPS will carry with it a liquidation preference of US$180.00.

(6) Other redeemable preference shares

The other redeemable preference shares/units comprise: (i) Partnership interest in the Urban Shopping Centres, L.P. (the "Urban OP"); (ii) 10% of the Series G Partnership Preferred Units ("Series G units") issued to the Jacobs Group; (iii) Series H Partnership Preferred Units ("Series H units"); and (iv) a Preferred Partnership interest in Head Acquisition L.P. ("Head LP").

In connection with the acquisition of RNA, WEA, Rouse and Simon acquired a 94.44% general partnership interest of Urban Shopping Centres, L.P. (the "Urban OP"). WEA's share of the general partnership interest is 52.7%. The 5.56% limited partnership interest in the Urban OP is held by certain third party investors (the "Limited Partners"). The Limited Partners have 1,946,080 units and the right to sell their units in the Urban OP to the Urban OP at any time during the first calendar month of each calendar quarter beginning 8 November 2005 or on or prior to the first anniversary of the date of the death of such Limited Partner for cash.

The Limited Partners have the right to receive quarterly distributions from available cash of the Urban OP in accordance with a tiered distribution schedule. If the partners do not receive a certain level of distributions, interest accrues at a rate of 8% per annum on the unpaid distributions.

The Jacobs Group holds 13,391,343 Series G Units in the Operating Partnership. The holder has the right that requires WEA to purchase up to 10% of the shares redeemed for cash.

The former partners in the San Francisco Centre hold 360,000 Series H Units in the Operating Partnership. The Series H Units are entitled to receive quarterly distributions equal to US$1.4944 per Series H Unit.

For each year beginning 2005, at any time after 15 February and prior to 15 May, the holders of the Series H Units may elect to have the Operating Partnership make a cash distribution on all Series H Units of US$73.1178 per Series H Unit on 30 June of such year. For each year beginning 2006, at any time after 15 May and prior to 15 August, the Partnership may elect to make a cash distribution on all Series H Units of US$75.361 per Series H Units on 30 September of such year. Each such distribution is a "Special Distribution". On the date the Special Distribution is due and payable, each Series H Unit automatically converts into one Series H-1 Partnership Preferred Unit (a "Series H-1 Unit").

Each Series H-1 Unit will be entitled to receive quarterly distributions equal to US$0.125 for the first four calendar quarters after the Series H-1 Units are issued (the "Base Year") and for each calendar quarter thereafter, US$0.125 multiplied by a Growth Factor. The Growth Factor is an amount equal to one plus or minus, 25% of the percentage increase or decrease in the distributions payable with respect to a partnership common unit of the Operating Partnership for such calendar quarter relative to 25% of the aggregate distributions payable with respect to a partnership common unit for the Base Year.

On 16 September 2003, WEA sold its entire interest in WEA HRE-Abbey, Inc. In connection with the transaction, the acquirer has a preferred limited partner interest in Head LP. The holder of this interest receives a rate of return per annum equal to 3-month LIBOR plus 0.90%.

On October 2004, the Urban OP redeemed its Series D units for cash at their stated value. WEA's share of this redemption was US$45.5 million.

	CONSOLIDATED		PARENT COMPANY	
	31 Dec 04 $ Million	30 Jun 04 $ Million	31 Dec 04 $ Million	30 Jun 04 $ Million
17 OTHER LIABILITIES				
Current				
Deferred gain on interest rate hedges	87.4	11.9	–	–
Deferred gain on forward exchange contracts	81.8	21.0	–	–
Payables under forward exchange contracts	17.7	–	–	–
	186.9	32.9	–	–
Non current				
Deferred gain on forward exchange contracts	240.3	56.2	–	–
Deferred gain on interest rate hedges	168.3	7.0	–	–
Payables under forward exchange contracts	27.0	–	–	–
	435.6	63.2	–	–

	Shares	Shares	Shares	Shares
18 CONTRIBUTED EQUITY				
(a) Number of securities on issue				
Balance at the beginning of the year	566,249,327	564,265,850	566,249,327	564,265,850
Securities issued to implement the Westfield Group Merger[1]				
– Securities issued to Members of WT	629,615,967	–	629,615,967	–
– Securities issued to Members of WAT	483,255,917	–	483,255,917	–
Securities issued on exercise of options	3,978,180	1,983,477	3,978,180	1,983,477
Balance at the end of the year for the Parent Company and Westfield Group	1,683,099,391	566,249,327	1,683,099,391	566,249,327

[1] The Merger was implemented on 16 July 2004, being the date on which securities were issued to Members of each other entity and "stapled" such that the Westfield Group stapled securities trade as one security on the ASX under the code WDC. Each stapled security comprises of one share in the Parent Company, one unit in WT and one unit in WAT. Accordingly, the number of shares on issue in the Parent Company equals the numbers of stapled securities in the Westfield Group.

Stapled securities have the right to receive dividends from the Parent Company and distributions from WT and WAT as declared and, in the event of winding up of the Parent Company, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Corporations Act, either in person or by proxy, at a meeting of either the Parent Company, WT and WAT (as the case maybe).

	$ Million	$ Million	$ Million	$ Million
(b) Amount of contributed equity				
of the Parent Company	727.4	696.2	730.3	699.1
of WT and WAT	10,682.7	–	–	–
of the Westfield Group	11,410.1	696.2	730.3	699.1
Movement in contributed equity				
Balance at the beginning of the year	696.2	715.2	699.1	718.1
Initial equity contributed by WT and WAT pursuant to the Merger	10,766.7	–	–	–
Stapling distributions – return of capital	(1,124.0)	–	–	–
Securities issued to implement the Merger	1,125.1	–	11.1	–
Net extinguishment of options	(53.9)	(19.0)	20.1	(19.0)
Balance at the end of the year	11,410.1	696.2	730.3	699.1

Since the end of the shortened financial year:

- 10,267,941 stapled securities have been issued for a cash consideration of $137.1 million as a consequence of the exercise of options; and
- 15,544,151 stapled securities have been issued for a cash consideration of $258.7 million pursuant to the Westfield Group Distribution Reinvestment Plan.

	Note	CONSOLIDATED 31 Dec 04 Options	30 Jun 04 Options
19 OPTIONS OVER WESTFIELD GROUP SECURITIES			
Options on issue at 31 December 2004			
– Executive options	19(a)(i)	**1,233,600**	8,070,990
– Possfund options	19(b)	**5,300,000**	7,950,000
– WT 2009 options	19(c)	**850,000**	–
– Series G Special options	19(d)	**428,315**	–
Balance at the end of the year*	19(e)	**7,811,915**	16,020,990
Movement in options over Westfield Group securities			
Balance at the beginning of the year		**16,020,990**	23,531,112
Movement in Executive options			
Options issued during the period	19(a)(ii)	**–**	1,591,931
Options exercised during the period			
– extinguished by issuance of new shares	19(a)(iii)	**(3,096,090)**	(507,370)
– extinguished by transfer of existing shares	19(a)(iv)	**(322,500)**	(2,435,893)
– extinguished by issuance of new shares for $nil consideration equal to the difference between market value and the exercise price	19(a)(v)	**(3,275,000)**	(5,685,250)
Options lapsed during the period	19(a)(vi)	**(143,800)**	(423,540)
Movement in Possfund options			
Options issued during the period		**–**	7,950,000
Options exercised during the period			
– extinguished by payment of cash equal to the difference between market value and the exercise price	19(b)(ii)	**(2,650,000)**	(8,000,000)
Options contributed by WT and WAT pursuant to the Merger			
WT 2009 Options	19(c)	**850,000**	–
Series G Special Options	19(d)(i)	**694,445**	–
Movement in Series G Special Options			
Options cancelled for $nil consideration during the period	19(d)(ii)	**(266,130)**	–
Balance at the end of the year*		**7,811,915**	16,020,990

* At 31 December 2004, 7,811,915 options were convertible to 84,847,306 stapled securities.

19 OPTIONS OVER WESTFIELD GROUP SECURITIES CONTINUED

(a) Options issued pursuant to the Executive Option Plans

(i) Executive options balance at the beginning and end of the year:

Issue date	Expiry date	Exercise price	Note	Number exercisable at 31 Dec 04	Number on issue at 31 Dec 04	Number[a] on issue at 2 Jul 04	Number on issue at 30 Jun 04
1 Oct 1999	1 Oct 2004	$9.310		-	-	-	120,000
1 Oct 1999	1 Oct 2004	$9.310		-	-	-	3,750,000
4 Nov 1999	4 Nov 2004	$9.820		-	-	-	55,000
23 Dec 1999	23 Dec 2004	$10.080		-	-	102,500	376,060
3 Feb 2000	3 Feb 2005	$9.160		-	-	-	62,500
10 Apr 2000	10 Apr 2005	$9.320	(b)	25,000	50,000	50,000	270,000
22 Sep 2000	22 Sep 2005	$12.550	(b)	55,000	110,000	110,000	360,000
9 Nov 2000	9 Nov 2005	$13.460		-	-	-	75,000
22 Dec 2000	22 Dec 2005	$14.210	(b)	10,000	20,000	20,000	20,000
30 Apr 2001	30 Apr 2006	$13.030	(b)	12,500	50,000	50,000	250,000
6 Aug 2001	6 Aug 2006	$15.050	(b)	101,250	405,000	405,000	455,000
12 Nov 2001	12 Nov 2006	$17.360	(b)	25,000	100,000	100,000	100,000
20 Mar 2002	20 Mar 2007	$17.140	(b)	-	75,000	75,000	75,000
15 Apr 2002	15 Apr 2007	$17.040		-	-	25,000	25,000
26 Jun 2002	26 Jun 2007	$15.370		-	-	100,000	100,000
24 Jul 2002	24 Jul 2007	$14.760		-	-	-	150,000
25 Oct 2002	25 Oct 2007	$12.910	(b)	-	71,500	71,500	271,500
20 Dec 2002	20 Dec 2007	$13.800	(b)	-	35,000	35,000	145,000
28 Feb 2003	28 Feb 2008	$13.140		-	-	-	142,500
28 Feb 2003	28 Feb 2010	$13.140		-	-	-	575,000
10 Jun 2003	10 Jun 2008	$0.000		-	-	-	20,710
19 Aug 2003	19 Aug 2008	$15.600	(b)	-	30,000	30,000	30,000
1 Sep 2003	1 Sep 2008	$15.560	(b)	-	233,800	252,600	252,600
1 Sep 2003	1 Sep 2008	$0.000	(c)	-	3,300	3,300	25,500
13 Nov 2003	13 Nov 2008	$14.810	(b)	-	50,000	50,000	50,000
19 Dec 2003	19 Dec 2008	$0.000		-	-	-	127,550
1 Jan 2004	1 Jan 2009	$0.000		-	-	-	112,070
28 Feb 2004	28 Feb 2011	$13.550		-	-	-	75,000
				228,750	1,233,600	1,479,900	8,070,990

(a) Under the terms of the Executive Option Plan and the Executive Performance Share Plan as a result of the Merger the vesting dates of the options were accelerated, so that Executives had the right to exercise all their options until 2 July 2004, being the effective date of the Merger. Any options outstanding at this date continue with the original vesting dates.

(b) Under the terms of the Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

(c) Under the terms of the Executive Performance Share Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

The rules of the Executive Option Plan and the Executive Performance Share Plan have been amended to permit the Parent Company to satisfy the exercise of an option in one of the following ways:

(i) issuing or transferring a Westfield Group stapled security to the Executive option holder;

(ii) paying the Executive option holder an amount equal to the difference between the market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Executive Option ("Profit Element"); or

(iii) issuing or transferring Westfield Group stapled securities to the Executive Option holder equal to the value of the Profit Element.

These options have no entitlement to dividends/distributions of the Westfield Group.

The stapled security price at 31 December 2004 was $16.43. The market value in excess of the exercise price of the Executive options currently on issue at 31 December 2004 is $2.1 million, representing $1.72 per option.

19 OPTIONS OVER WESTFIELD GROUP SECURITIES CONTINUED

(a) Options issued pursuant to the Executive Option Plans continued

(ii) Executive options issued during the period:

Issue date	Expiry date	Exercise price	Note	Number issued 31 Dec 04	Number issued 30 Jun 04
1 Sep 2003	1 Sep 2008	$15.560	(a)	-	252,600
13 Nov 2003	13 Nov 2008	$14.810	(a)	-	50,000
19 Aug 2006	19 Aug 2008	$15.600	(a)	-	30,000
1 Oct 2003	1 Oct 2008	$15.010	(a)	-	240,000
27 Feb 2004	27 Feb 2009	$13.550	(a)	-	400,000
28 Feb 2004	28 Feb 2011	$13.550	(a)	-	150,000
				-	1,122,600
1 Sep 2003	1 Sep 2008	$0.000	(b)	-	93,890
19 Dec 2003	19 Dec 2008	$0.000	(b)	-	127,550
1 Jan 2004	1 Jan 2009	$0.000	(b)	-	112,070
1 Mar 2004	1 Mar 2009	$0.000	(b)	-	135,821
				-	469,331
				-	1,591,931

(a) Pursuant to the Group's Executive Option Plan, no options (2004: 1,122,600) over unissued ordinary shares were granted during the financial year. The exercise price for the options was set at 105% of the market value of the Group's shares at the time the options were issued. The Group has a policy of not recognising a value for options granted with an exercise price at or above current market value. Accordingly, no amounts have been recorded in the Statement of Financial Performance in respect of the issue of these options. These options have no entitlement to dividends and no voting rights. The value of these options issued during the year, based upon the higher of cost or Black–Scholes valuation model, was $nil million (2004: $2.7 million).

(b) Pursuant to the Group's Executive Performance Share Plan, no awards (2004: 469,331) over unissued ordinary shares were granted during the financial year. The exercise price for the awards was $nil. The Group has a policy of not recognising a value for options granted with an exercise price at or above current market value. Accordingly, no amounts have been recorded in the Statement of Financial Performance in respect of the issue of these awards. These options have no entitlement to dividends and no voting rights. The value of these awards issued during the year, based upon the higher of cost or Black–Scholes valuation model, was $nil million (2004: $6.5 million).

19 OPTIONS OVER WESTFIELD GROUP SECURITIES CONTINUED

(a) Options issued pursuant to the Executive Option Plans continued

(iii) Options exercised during the period and extinguished by the issuance of new shares:

Issue date	Expiry date	Exercise date	Exercise price $	Number of shares issued	Cash received at exercise date $ Million	Fair value of shares at exercise date $ Million
For the shortened financial year ended 31 December 2004:						
1 Oct 1999	1 Oct 2004	1 Jul 2004	9.31	2,500,000	23.3	38.7
23 Dec 1999	23 Dec 2004	1 Jul 2004	10.08	18,560	0.2	0.3
10 Jun 2003	10 Jun 2008	1 Jul 2004	–	20,710	–	0.3
1 Sep 2003	1 Sep 2008	1 Jul 2004	–	10,400	–	0.2
19 Dec 2003	19 Dec 2008	1 Jul 2004	–	127,550	–	2.0
1 Jan 2004	1 Jan 2009	1 Jul 2004	–	112,070	–	1.7
23 Dec 1999	23 Dec 2004	2 Jul 2004	10.08	162,500	1.6	2.5
22 Sep 2000	22 Sep 2005	2 Jul 2004	12.55	25,000	0.3	0.4
25 Oct 2002	25 Oct 2007	2 Jul 2004	12.91	65,000	0.8	1.0
28 Feb 2003	28 Feb 2008	2 Jul 2004	13.14	42,500	0.6	0.7
1 Sep 2003	1 Sep 2008	2 Jul 2004	–	11,800	–	0.2
				3,096,090	26.8	48.0
For the year ended 30 June 2004:						
14 Sept 1998	14 Sept 2003	16 Jul 2003	7.54	50,000	0.4	0.7
14 Sept 1998	14 Sept 2003	15 Aug 2003	7.54	110,000	0.8	1.6
14 Sept 1998	14 Sept 2003	14 Sep 2003	7.54	80,000	0.6	1.2
23 Dec 1999	23 Dec 2004	15 Sep 2003	10.08	10,000	0.1	0.1
22 Sept 2000	22 Sept 2005	26 Sept 2003	12.55	8,750	0.1	0.1
23 Dec 1999	23 Dec 2004	26 Nov 2003	10.08	8,750	0.1	0.1
22 Sept 2000	22 Sept 2005	8 Dec 2003	12.55	43,750	0.5	0.6
23 Dec 1999	23 Dec 2004	18 Dec 2003	10.08	8,750	0.1	0.1
23 Dec 1999	23 Dec 2004	23 Dec 2003	10.08	7,500	0.1	0.1
23 Dec 1999	23 Dec 2004	30 Jan 2004	10.08	6,440	0.1	0.1
23 Dec 1999	23 Dec 2004	8 Mar 2004	10.08	10,000	0.1	0.1
23 Dec 1999	23 Dec 2004	21 May 2004	10.08	25,000	0.3	0.4
28 Feb 2003	28 Feb 2008	3 Jun 2004	–	49,750	–	0.7
1 Sep 2003	1 Sep 2008	3 Jun 2004	–	6,200	–	0.1
1 Oct 1999	1 Oct 2004	4 Jun 2004	9.31	5,000	–	0.1
1 Sep 2003	1 Sep 2008	4 Jun 2004	–	1,200	–	0.0
1 Sep 2003	1 Sep 2008	10 Jun 2004	–	2,700	–	0.0
1 Sep 2003	1 Sep 2008	11 Jun 2004	–	4,100	–	0.1
1 Sep 2003	1 Sep 2008	16 Jun 2004	–	2,500	–	0.0
10 June 2003	10 June 2008	16 Jun 2004	–	35,160	–	0.5
1 Sep 2003	1 Sep 2008	22 Jun 2004	–	2,700	–	0.0
1 Sep 2003	1 Sep 2008	23 Jun 2004	–	8,600	–	0.1
1 Sep 2003	1 Sep 2008	24 Jun 2004	–	4,900	–	0.1
10 Jun 2003	10 Jun 2008	24 Jun 2004	–	7,420	–	0.1
1 Sep 2003	1 Sep 2008	30 Jun 2004	–	8,200	–	0.1
				507,370	3.3	7.4

The fair value of shares at the exercise date is measured as the quoted price at the close of trade on that date.

19 OPTIONS OVER WESTFIELD GROUP SECURITIES CONTINUED

(a) Options issued pursuant to the Executive Option Plans continued

(iv) Options exercised during the period and extinguished by the transfer of existing shares:

Issue date	Expiry date	Exercise date	Exercise price $	Number of shares issued	Cash received at transfer date $ Million	Fair value of shares at transfer date $ Million
For the shortened financial year ended 31 December 2004:						
1 Oct 1999	1 Oct 2004	02 Jul 2004	9.31	90,000	0.8	1.4
4 Nov 1999	4 Nov 2004	02 Jul 2004	9.82	55,000	0.5	0.9
3 Feb 2000	3 Feb 2005	02 Jul 2004	9.16	62,500	0.6	1.0
10 Apr 2000	10 Apr 2005	02 Jul 2004	9.32	20,000	0.2	0.3
30 Apr 2001	30 Apr 2006	02 Jul 2004	13.03	50,000	0.7	0.8
20 Dec 2002	20 Dec 2007	02 Jul 2004	13.80	45,000	0.6	0.7
				322,500	3.4	5.1
For the year ended 30 June 2004:						
9 Jun 1999	9 Jun 2004	2 Jul 2003	9.45	5,000	0.0	0.1
9 Jun 1999	9 Jun 2004	3 Sep 2003	9.45	15,000	0.1	0.2
9 Jun 1999	9 Jun 2004	10 Sep 2003	9.45	12,500	0.1	0.2
10 April 2000	10 April 2005	19 Sep 2003	9.32	37,500	0.3	0.5
1 Oct 2002	1 Oct 2007	1 Oct 2003	–	71,580	–	1.0
1 Oct 1999	1 Oct 2004	1 Oct 2003	9.31	70,000	0.7	1.0
1 Oct 1999	1 Oct 2004	17 Oct 2003	9.31	10,000	0.1	0.1
1 Oct 1999	1 Oct 2004	6 Nov 2003	9.31	7,500	0.1	0.1
1 Oct 1999	1 Oct 2004	8 Dec 2003	9.31	31,250	0.3	0.4
1 Oct 1999	1 Oct 2004	27 Jan 2004	9.31	10,000	0.1	0.1
9 Jun 1999	9 Jun 2004	28 Jan 2004	9.45	12,500	0.1	0.2
27 Feb 2003	27 Feb 2010	27 Feb 2004	–	32,420	–	0.4
3 Feb 2000	3 Feb 2005	16 Mar 2004	9.16	31,250	0.3	0.4
1 Oct 2002	1 Oct 2007	4 Jun 2004	–	88,760	–	1.3
27 Feb 2003	27 Feb 2010	4 Jun 2004	–	129,670	–	1.9
20 Mar 2003	20 Mar 2008	4 Jun 2004	–	186,752	–	2.8
20 Mar 2003	20 Mar 2007	4 Jun 2004	–	13,390	–	0.2
1 Mar 2004	1 Mar 2009	4 Jun 2004	–	135,821	–	2.0
9 Jun 1999	9 Jun 2004	9 Jun 2004	9.45	387,500	3.7	5.7
1 Oct 1999	1 Oct 2004	9 Jun 2004	9.31	15,000	0.1	0.2
1 Oct 1999	1 Oct 2004	15 Jun 2004	9.31	15,000	0.1	0.2
1 Oct 1999	1 Oct 2004	17 Jun 2004	9.31	120,000	1.1	1.9
10 Apr 2000	10 Apr 2005	17 Jun 2004	9.32	25,000	0.2	0.4
1 Oct 1999	1 Oct 2004	24 Jun 2004	9.31	45,000	0.4	0.7
1 Oct 1999	1 Oct 2004	25 Jun 2004	9.31	227,500	2.1	3.5
10 Apr 2000	10 Apr 2005	25 Jun 2004	9.32	30,000	0.3	0.5
1 Oct 1999	1 Oct 2004	30 Jun 2004	9.31	537,500	5.0	8.3
4 Nov 1999	4 Nov 2004	30 Jun 2004	9.82	30,000	0.3	0.5
10 Apr 2000	10 Apr 2005	30 Jun 2004	9.32	87,500	0.8	1.3
22 Dec 2000	22 Dec 2005	30 Jun 2004	14.21	15,000	0.2	0.2
				2,435,893	16.7	36.3

The fair value of shares at the exercise date is measured as the quoted price at the close of trade on that date. These options were granted to executives over shares purchased by the Westfield Group and held in trust for the executives. Cash received from the executives is equal to the amount of the exercise price.

19 OPTIONS OVER WESTFIELD GROUP SECURITIES CONTINUED

(a) Options issued pursuant to the Executive Option Plans continued

(v) Options exercised during the period and extinguished by the issue of new shares for $nil consideration equal to the difference between market value and the exercise price

Issue date	Expiry date	Exercise date	Exercise price $	Number of options exercised	Number of shares issued	Fair value of shares at transfer date $ Million
For the shortened financial year ended 31 December 2004:						
1 Oct 1999	1 Oct 2004	01 Jul 2004	9.31	1,250,000	497,680	7.7
23 Dec 1999	23 Dec 2004	01 Jul 2004	10.08	75,000	26,128	0.4
10 Apr 2000	10 Apr 2005	01 Jul 2004	9.32	100,000	39,750	0.6
22 Sep 2000	22 Sep 2005	01 Jul 2004	12.55	75,000	14,152	0.2
9 Nov 2000	9 Nov 2005	01 Jul 2004	13.46	75,000	9,742	0.2
30 Apr 2001	30 Apr 2006	01 Jul 2004	13.03	150,000	23,649	0.4
6 Aug 2001	6 Aug 2006	01 Jul 2004	15.05	50,000	1,354	0.0
25 Oct 2002	25 Oct 2007	01 Jul 2004	12.91	85,000	14,062	0.2
20 Dec 2002	20 Dec 2007	01 Jul 2004	13.80	15,000	1,619	0.0
28 Feb 2003	28 Feb 2010	01 Jul 2004	13.14	75,000	11,292	0.2
28 Feb 2004	28 Feb 2011	01 Jul 2004	13.55	75,000	9,304	0.1
1 Oct 1999	1 Oct 2004	02 Jul 2004	9.31	30,000	11,913	0.2
23 Dec 1999	23 Dec 2004	02 Jul 2004	10.08	17,500	6,114	0.1
10 Apr 2000	10 Apr 2005	02 Jul 2004	9.32	100,000	39,648	0.6
22 Sep 2000	22 Sep 2005	02 Jul 2004	12.55	150,000	28,097	0.4
24 July 2002	24 July 2007	02 Jul 2004	14.76	150,000	6,620	0.1
25 Oct 2002	25 Oct 2007	02 Jul 2004	12.91	50,000	8,197	0.1
20 Dec 2002	20 Dec 2007	02 Jul 2004	13.80	30,000	3,190	0.0
20 Dec 2002	20 Dec 2007	02 Jul 2004	13.80	20,000	2,186	0.0
28 Feb 2003	28 Feb 2008	02 Jul 2004	13.14	100,000	14,905	0.2
22 Feb 2003	22 Feb 2010	02 Jul 2004	13.14	500,000	74,554	1.2
23 Dec 1999	23 Dec 2004	23 Dec 2004	10.08	102,500	37,934	0.6
				3,275,000	882,090	13.5
For the year ended 30 June 2004:						
3 Sep 1998	3 Sep 2003	4 Jul 2003	7.58	1,590,000	763,942	10.9
23 Dec 1999	23 Dec 2004	3 Jun 2004	10.08	46,250	14,567	0.2
23 Dec 1999	23 Dec 2004	4 Jun 2004	10.08	25,000	7,904	0.1
25 Oct 2002	25 Oct 2007	10 Jun 2004	12.91	40,000	5,192	0.1
20 Dec 2002	20 Dec 2007	10 Jun 2004	13.80	25,000	1,745	0.0
9 June 1999	9 June 2004	11 Jun 2004	9.45	30,000	10,961	0.2
1 Oct 1999	1 Oct 2004	11 Jun 2004	9.31	10,000	3,748	0.1
23 Dec 1999	23 Dec 2004	11 Jun 2004	10.08	10,000	3,231	0.0
22 Sep 2000	22 Sep 2005	11 Jun 2004	12.55	20,000	3,143	0.0
20 Dec 2002	20 Dec 2007	11 Jun 2004	13.80	20,000	1,464	0.0
23 Dec 1999	23 Dec 2004	16 Jun 2004	10.08	60,000	19,632	0.3
22 Sep 2000	22 Sep 2005	16 Jun 2004	12.55	40,000	6,494	0.1
25 Oct 2002	25 Oct 2007	16 Jun 2004	12.91	15,000	2,075	0.0
1 Oct 1999	1 Oct 2004	22 Jun 2004	9.31	80,000	31,578	0.5
23 Dec 1999	23 Dec 2004	22 Jun 2004	10.08	50,000	17,255	0.3
30 Apr 2001	30 Apr 2006	22 Jun 2004	13.03	25,000	3,836	0.1
13 Jan 2003	13 Jan 2008	22 Jun 2004	13.80	30,000	3,102	0.0
28 Feb 2003	28 Feb 2008	22 Jun 2004	13.14	10,000	1,463	0.0
23 Dec 1999	23 Dec 2004	23 Jun 2004	10.08	20,000	6,946	0.1
25 Oct 2002	25 Oct 2007	23 Jun 2004	12.91	13,500	2,215	0.0
20 Dec 2002	20 Dec 2007	23 Jun 2004	13.80	10,000	1,064	0.0
23 Dec 1999	23 Dec 2004	24 Jun 2004	10.08	37,500	13,267	0.2

19 OPTIONS OVER WESTFIELD GROUP SECURITIES CONTINUED

(a) Options issued pursuant to the Executive Option Plans continued

(v) Options exercised during the period and extinguished by the issue of new shares for $nil consideration equal to the difference between market value and the exercise price

Issue date	Expiry date	Exercise date	Exercise price $	Number of options exercised	Number of shares issued	Fair value of shares at transfer date $ Million
For the year ended 30 June 2004 continued						
22 Sep 2000	22 Sep 2005	24 Jun 2004	12.55	100,000	19,542	0.3
1 Oct 2002	1 Oct 2007	24 Jun 2004	13.52	240,000	31,975	0.5
25 Oct 2002	25 Oct 2007	24 Jun 2004	12.91	200,000	34,469	0.5
27 Feb 2003	27 Feb 2008	24 Jun 2004	13.19	400,000	61,754	1.0
28 Feb 2003	28 Feb 2008	24 Jun 2004	13.14	1,160,500	182,884	2.9
28 Feb 2003	28 Feb 2010	24 Jun 2004	13.14	75,000	11,820	0.2
1 Oct 2003	1 Oct 2008	24 Jun 2004	15.01	240,000	9,049	0.1
27 Feb 2004	27 Feb 2009	24 Jun 2004	13.55	400,000	52,522	0.8
27 Feb 2004	27 Feb 2011	24 Jun 2004	13.55	75,000	9,848	0.2
4 Nov 1999	4 Nov 2004	30 Jun 2004	9.82	30,000	11,617	0.2
23 Dec 1999	23 Dec 2004	30 Jun 2004	10.08	76,250	27,050	0.4
22 Sep 2000	22 Sep 2005	30 Jun 2004	12.55	196,250	37,794	0.6
25 Oct 2002	25 Oct 2007	30 Jun 2004	12.91	35,000	6,115	0.1
20 Dec 2002	20 Dec 2007	30 Jun 2004	13.80	75,000	8,530	0.1
10 Apr 2000	10 Apr 2005	30 Jun 2004	9.32	75,000	30,315	0.5
31 Mar 2003	31 Mar 2008	30 Jun 2004	13.14	100,000	15,999	0.3
				5,685,250	1,476,107	21.9

The fair value of shares issued at the exercise date is measured as the volume weighted average trading price of the 5 days preceding that date.

(vi) Executive options lapsed during the period:

Issue date	Expiry date	Exercise price	Number 31 Dec 04	Number 30 Jun 04
1 Oct 1999	1 Oct 2004	$9.310	–	10,000
23 Dec 1999	23 Dec 2004	$10.080	–	32,500
10 Apr 2000	10 Apr 2005	$9.320	–	112,500
22 Sep 2000	22 Sep 2005	$12.550	–	46,250
22 Dec 2000	22 Dec 2005	$14.210	–	15,000
6 Aug 2001	6 Aug 2006	$15.050	–	75,000
11 Jan 2002	11 Jan 2007	$17.340	–	25,000
20 Dec 2002	20 Dec 2007	$13.800	–	80,000
1 Sep 2003	1 Sep 2008	$0.000	–	27,290
26 Jun 2002	26 Jun 2007	$15.370	100,000	-
15 Apr 2002	15 Apr 2007	$17.040	25,000	-
1 Sep 2003	1 Sep 2008	$15.560	18,800	-
			143,800	423,540

19 OPTIONS OVER WESTFIELD GROUP SECURITIES CONTINUED

(b) (i) Possfund Options

These options were issued to Possfund Custodian Trustee Limited ("Possfund") at an exercise price per option of $12.84 on 1 April 2004 with an expiry date 22 May 2005. They may be exercised at any time during the period commencing on 1 April 2004 and expiring on 22 May 2005.

These options have no entitlement to dividends.

The terms of the Possfund Options allow the Parent Company, at its election, on exercise of an option to either:

(i) issue or transfer one stapled security in respect of each option exercised subject to payment of the exercise price;

(ii) issue or transfer the number of stapled securities whose value represents the difference between the market value of the shares that would otherwise have been issued on exercise of the option as at the date of their exercise and their exercise price (that difference being the "Profit Component"); or

(iii) pay to Possfund an amount equal to the Profit Component.

(ii) Options exercised by Possfund

On 4 October 2004 Possfund exercised 2,650,000 options at an exercise price of $12.84. Under the terms of the Possfund option agreement, the exercise of the options was extinguished by the payment of $6,726,495 to Possfund, being the difference between the volume weighted average trading price for the 20 business days preceding 4 October 2004 and the exercise price of the options.

(c) WT 2009 Options

On 1 December 2003 the Responsible Entity of WT issued 850,000 call options over ordinary units in WT to Deutsche Bank AG Sydney Branch. The options are exercisable at any time between 1 January 2004 and 5 January 2009. The options were issued at a strike price of $3.75.

As a result of the Merger, the terms of the WT 2009 Options were amended so that the strike price is $13.3928 (being the old strike price of $3.75 divided by the 0.28 WT Merger ratio) and the exercise property will become Westfield Group stapled securities. The number of Westfield Group securities to be issued on exercise of a WT 2009 Option will be calculated by dividing $1,000 being the exercise price per WT 2009 Option by the strike price (as may be amended from time to time).

On 22 December 2004, the Responsible Entity was granted a waiver by the ASX to the extent necessary to permit the Responsible Entity to amend, without member approval, the terms of the WT 2009 Options by including provisions to allow the Responsible Entity the discretion to elect to satisfy the exercise of a WT 2009 Option by making payment to the holder of the option an amount in Australian dollars instead of delivering stapled securities. The cash amount is calculated by reference to the volume weighted average sale price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

(d) (i) Series G Special Options

Each Series G Special Option ("Series G Option") entitles the holder to deliver a Series G CPS (or the number of Series A common shares into which a Series G CPS has been converted). On exercise the holder will receive 34.6632 Westfield Group stapled securities. The ratio would have been appropriately adjusted where, instead of delivering a Series G CPS, the holder would have delivered the number of WEA Series A common shares into which a Series G CPS had been converted. The Series G Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT.

(ii) Series G Special Options cancelled

On 13 August 2004 the Westfield Group acquired from the original holder 266,130 Series G Preferred Shares for US$100 million. As a consequence of this transaction and because the original holder no longer owns the Series G Preferred Share, 266,130 Series G Special Options were cancelled for $nil consideration.

(e) Details of movements in options since 31 December 2004 and the date of this report

	Number of options
Options on issue at 31 December 2004	7,811,915
WT 2009 Options	
– extinguished by issuance of new securities	138,100
Possfund Options	
– extinguished by the payment of cash equal to the difference between the market value and the exercise price	5,300,000
Balance of options on issue at the date of this report	2,373,815

	Note	CONSOLIDATED 31 Dec 04 $ Million	CONSOLIDATED 30 Jun 04 $ Million	PARENT COMPANY 31 Dec 04 $ Million	PARENT COMPANY 30 Jun 04 $ Million
20 RESERVES					
of the Parent Company		**436.5**	268.9	**40.1**	40.1
of WT and WAT		**4,481.4**	-	**-**	-
of the Westfield Group		**4,917.9**	268.9	**40.1**	40.1
Total reserves of the Westfield Group					
Asset revaluation reserve	20(a)	**6,072.9**	422.5	**40.1**	40.1
Foreign currency translation reserve	20(b)	**(1,166.4)**	(153.6)	**-**	-
Option premium reserve	20(c)	**11.4**	-	**-**	-
		4,917.9	268.9	**40.1**	40.1
(a) Asset revaluation reserve					
of the Parent Company		**662.7**	422.5	**40.1**	40.1
of WT and WAT		**5,410.2**	-	**-**	-
of the Westfield Group		**6,072.9**	422.5	**40.1**	40.1

The nature and purpose of the asset revaluation reserve is to record unrealised increments and decrements in the value of non current assets. There are no restrictions on the distribution of the balance to the Members of the Westfield Group.

	Note	CONSOLIDATED 31 Dec 04 $ Million	CONSOLIDATED 30 Jun 04 $ Million	PARENT COMPANY 31 Dec 04 $ Million	PARENT COMPANY 30 Jun 04 $ Million
Movement in asset revaluation reserve					
Balance at the beginning of the year		**422.5**	237.6	**40.1**	40.1
Initial asset revaluation reserves contributed by WT and WAT pursuant to the Merger		**3,024.4**	-	**-**	-
Current period movement					
- Net increment on revaluation of property investments		**2,162.3**	-	**-**	-
- Share of equity accounted entities asset revaluation reserve		**462.3**	270.0	**-**	-
- Write down of equity accounted investments		**-**	(86.6)	**-**	-
- Revaluation increment on other listed investments		**1.4**	1.5	**-**	-
Total current period movement		**2,626.0**	184.9	**-**	-
Balance at the end of the year		**6,072.9**	422.5	**40.1**	40.1
Attributable to:					
Parent Company and its controlled entities		**4,994.0**	2.2	**40.1**	40.1
Equity accounted entities		**1,078.9**	420.3	**-**	-
		6,072.9	422.5	**40.1**	40.1

	CONSOLIDATED		PARENT COMPANY	
	31 Dec 04 $ Million	30 Jun 04 $ Million	**31 Dec 04 $ Million**	30 Jun 04 $ Million
20 RESERVES CONTINUED				
(b) Foreign currency translation reserve				
of the Parent Company	**(226.2)**	(153.6)	**–**	–
of WT and WAT	**(940.2)**	–	**–**	–
of the Westfield Group	**(1,166.4)**	(153.6)	**–**	–
The nature and purpose of the foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of self sustaining foreign controlled entities.				
Movement in foreign currency translation reserve				
Balance at the beginning of the year	**(153.6)**	(149.4)	**–**	–
Initial foreign currency translation reserves contributed by WT and WAT pursuant to the Merger	**(914.8)**	–	**–**	–
Current period foreign exchange movement				
– controlled foreign entities	**(569.7)**	(0.8)	**–**	–
– equity accounted associates	**(154.8)**	(22.6)	**–**	–
– foreign currency loans and derivatives	**652.1**	18.4	**–**	–
– tax effect	**(25.6)**	0.8	**–**	–
Total current period foreign exchange movement	**(98.0)**	(4.2)	**–**	–
Balance at the end of the year	**(1,166.4)**	(153.6)	**–**	–
Attributable to:				
Parent Company and its controlled entities	**(925.9)**	(11.3)	**–**	–
Equity accounted entities	**(240.5)**	(142.3)	**–**	–
	(1,166.4)	(153.6)	**–**	–
(c) Option premium reserve				
of the Parent Company	**–**	–	**–**	–
of WT and WAT	**11.4**	–	**–**	–
of the Westfield Group	**11.4**	–	**–**	–
The nature and purpose of the option premium reserve is to record proceeds received upon issue of options.				
Movement in option premium reserve				
Balance at the beginning of the year	**–**	–	**–**	–
Initial option premium reserves contributed by WT and WAT pursuant to the Merger	**11.7**	–	**–**	–
Cancellation of options	**(0.3)**	–	**–**	–
Balance at the end of the year	**11.4**	–	**–**	–
21 RETAINED PROFITS				
of the Parent Company	**449.4**	382.6	**388.3**	41.7
of WT and WAT	**1,073.4**	–	**–**	–
of the Westfield Group	**1,522.8**	382.6	**388.3**	41.7
Movement in retained profits				
Balance at the beginning of the year	**382.6**	819.7	**41.7**	223.5
Initial retained profits contributed by WAT pursuant to the Merger	**308.4**	–	**–**	–
Profit/(loss) from ordinary activities after tax expense	**832.9**	(196.4)	**347.7**	58.9
Amounts transferred from asset revaluation reserve	**–**	–	**–**	–
Amounts transferred to capital profits reserve	**–**	–	**–**	–
Stapling dividend paid pursuant to the Merger	**(1.1)**	–	**(1.1)**	–
Dividends paid or provided for	**–**	(240.7)	**–**	(240.7)
Balance at the end of the year	**1,522.8**	382.6	**388.3**	41.7

Notes to the financial statements

for the shortened financial year ended 31 December 2004

	CONSOLIDATED		PARENT COMPANY	
	31 Dec 04 $ Million	30 Jun 04 $ Million	31 Dec 04 $ Million	30 Jun 04 $ Million
22 TOTAL EQUITY ATTRIBUTABLE TO MEMBERS OF THE WESTFIELD GROUP				
of the Parent Company	1,613.3	1,347.7	1,158.7	780.9
of WT and WAT	16,237.5	–	–	–
of the Westfield Group	17,850.8	1,347.7	1,158.7	780.9
Movement in total equity attributable to members of the Westfield Group				
Balance at the beginning of the year	1,347.7	1,623.1	780.9	981.7
Total changes in equity recognised in the Statement of Financial Performance	3,360.9	(15.7)	347.7	58.9
Transactions with owners as owners				
Initial equity contributed by WT and WAT pursuant to the Merger				
– Contributed equity	10,766.7	–	–	–
– Asset revaluation reserve	3,024.4	–	–	–
– Foreign currency translation reserve	(914.8)	–	–	–
– Option premium reserve	11.7	–	–	–
– Retained profits	308.4	–	–	–
– Net extinguishment of options	(54.2)	(19.0)	20.1	(19.0)
– Stapling dividends/distributions	(1,125.1)	–	(1.1)	–
– Securities issued on implementation of the Merger	1,125.1	–	11.1	–
– Dividends paid or provided for	–	(240.7)	–	(240.7)
Balance at the end of the year	17,850.8	1,347.7	1,158.7	780.9
23 MOVEMENT IN TOTAL EQUITY ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY				
Balance at the beginning of the year	1,347.7	1,623.1	780.9	981.7
Net profit from ordinary activities attributable to Members of the Parent Company	67.9	(196.4)	347.7	58.9
Asset revaluation movement				
– Net increment on revaluation of property investments	151.6	–	–	–
– Share of equity accounted entities asset revaluation reserve	87.2	270.0	–	–
– Write down of equity accounted investments	–	(86.6)	–	–
– Revaluation increment on other listed investments	1.4	1.5	–	–
Foreign exchange movement				
– controlled foreign entities	(129.3)	(0.8)	–	–
– equity accounted associates	(59.5)	(22.6)	–	–
– foreign currency loans and derivatives	141.8	18.4	–	–
– tax effect	(25.6)	0.8	–	–
Transactions with owners as owners				
– Net extinguishment of options	20.1	(19.0)	20.1	(19.0)
– Stapling dividends/distributions	(1.1)	–	(1.1)	–
– Securities issued on implementation of the Merger	11.1	–	11.1	–
– Dividends paid or provided for	–	(240.7)	–	(240.7)
Balance at the end of the year	1,613.3	1,347.7	1,158.7	780.9

Notes to the financial statements

for the shortened financial year ended 31 December 2004

	CONSOLIDATED		PARENT COMPANY	
	31 Dec 04 $ Million	30 Jun 04 $ Million	**31 Dec 04 $ Million**	30 Jun 04 $ Million
24 OUTSIDE EQUITY INTERESTS				
Contributed equity	**536.1**	-	**-**	-
Asset revaluation reserve	**264.7**	-	**-**	-
Foreign currency translation reserve	**(148.8)**	-	**-**	-
Retained profits	**-**	-	**-**	-
Total outside equity interest	**652.0**	-	**-**	-
Movement in outside equity interest				
Balance at the beginning of the year	**-**	-	**-**	-
Initial outside equity interests contributed by WT and WAT pursuant to the Merger	**604.9**	-	**-**	-
Net increment on revaluation of property investments	**141.2**	-	**-**	-
Exchange movements arising on translation of the financial statements of self sustaining foreign controlled entities	**(78.7)**	-	**-**	-
Profit after tax attributable to other outside equity interests	**36.5**	-	**-**	-
Dividends/distributions paid or provided for to other outside equity interests	**(51.9)**	-	**-**	-
Balance at the end of the year	**652.0**	-	**-**	-

As at 31 December 2004, the outside equity interest is primarily interests in operating partnerships of Westfield America, Inc. and units of Carindale Property Trust.

	CONSOLIDATED		PARENT COMPANY	
	31 Dec 04 $ Million	30 Jun 04 $ Million	**31 Dec 04 $ Million**	30 Jun 04 $ Million
25 TOTAL EQUITY				
Balance at the beginning of the year	**1,347.7**	1,623.1	**780.9**	981.7
Total changes in equity recognised in the Statement of Financial Performance	**3,360.9**	(15.7)	**347.7**	58.9
Transactions with owners as owners				
Initial equity contributed by WT and WAT pursuant to the Merger				
- Contributed equity	**10,766.7**	-	**-**	-
- Asset revaluation reserve	**3,024.4**	-	**-**	-
- Foreign currency translation reserve	**(914.8)**	-	**-**	-
- Option premium reserve	**11.7**	-	**-**	-
- Retained profits	**308.4**	-	**-**	-
- Net extinguishment of options	**(54.2)**	(19.0)	**20.1**	(19.0)
- Stapling distributions – return of capital	**(1,125.1)**	-	**(1.1)**	-
- Stapling distributions/dividends	**1,125.1**	-	**11.1**	-
- Dividends paid or provided for	**-**	(240.7)	**-**	(240.7)
Total changes in outside equity interests	**652.0**	-	**-**	-
Balance at the end of the year	**18,502.8**	1,347.7	**1,158.7**	780.9

26 DETAILS OF EQUITY ACCOUNTED ENTITIES

Name of entity	Type of equity	Balance date	Economic interest 31 Dec 04 %	Economic interest 30 Jun 04 %	Consolidated carrying value 31 Dec 04 $ Million	Consolidated carrying value 30 Jun 04 $ Million
(a) Equity accounted entities carrying value						
Australia and New Zealand investments[1]						
AMP Wholesale Shopping Centre Trust No. 2	Units	30 Jun	10.0	–	49.9	–
Karrinyup	Units	30 Jun	25.0	–	89.6	–
Mt Druitt	Units	30 Jun	50.0	–	121.4	–
SA Shopping Centre Trust	Units	31 Dec	50.0	–	21.0	–
Southland	Units	30 Jun	50.0	–	385.4	–
Tea Tree Plaza	Units	30 Jun	50.0	–	197.3	–
					864.6	–
United Kingdom investments[1]						
Broadmarsh[2]	Partnership interest	31 Dec	75.0	75.0	163.9	168.5
Brunel	Partnership interest	31 Dec	50.0	50.0	71.3	60.7
CastleCourt	Partnership interest	31 Dec	50.0	50.0	153.1	142.8
Duelguide[3]	Company	31 Dec	50.0	–	751.9	–
Eagle	Partnership interest	31 Dec	50.0	50.0	116.6	113.4
Friary	Partnership interest	31 Dec	50.0	50.0	71.6	66.4
Mill Gate	Partnership interest	31 Dec	50.0	50.0	79.5	77.4
Royal Victoria Place	Partnership interest	31 Dec	50.0	50.0	67.4	60.9
					1,475.3	690.1
United States investments[1]						
Fashion Square	Partnership units	31 Dec	50.0	–	131.4	–
Garden State Plaza	Partnership units	31 Dec	50.0	–	371.5	–
Montgomery	Partnership units	31 Dec	50.0	–	170.4	–
North Bridge	Partnership units	31 Dec	33.3	–	76.2	–
Plaza Camino Real	Partnership units	31 Dec	40.0	–	81.9	–
San Francisco Emporium	Partnership units	31 Dec	50.0	–	100.5	–
UTC	Partnership units	31 Dec	50.0	–	155.6	–
Valencia Town Centre	Partnership units	31 Dec	25.0	–	–	–
Valley Fair	Partnership units	31 Dec	50.0	–	320.8	–
Other retail and property investments	Units/shares	31 Dec	43.3	–	41.4	–
WAT and Westfield America, Inc. ("WEA")[4]	Common stock, preferred stock and units	31 Dec	–	17.7	–	1,393.3
					1,449.7	1,393.3
Total equity accounted investments					3,789.6	2,083.4

[1] All equity accounted property partnerships, trusts and companies operate solely as retail property investors.

[2] The Group has a 75% economic interest in Broadmarsh. The Group has equal representation and voting rights on the Board of Broadmarsh resulting in joint control, and as a consequence, significant influence. Accordingly, Broadmarsh has been accounted for as an associate in accordance with AASB 1016: Accounting for Investments in Associates.

[3] On 24 November 2004 DGL Acquisitions Limited ("DGL") acquired a 100% interest in Duelguide plc ("Duelguide"), the company which owns the former London listed Chelsfield plc ("Chelsfield"), for cash consideration totalling £585 million.

DGL is 50% owned by Westfield Group entities and 50% owned by R&M Investments (BVI) Limited ("R&M"), a company that is jointly owned by entities associated with Multiplex Limited and Messrs. David and Simon Reuben.

In an agreement dated 17 October 2004, the shareholders of DGL agreed to allocate the direct ownership of the assets and liabilities of Duelguide to the Westfield Group and R&M. It is anticipated that this allocation and associated restructure will be implemented over the next 12 months. In accordance with this agreement, the Westfield Group's allocation of Duelguide's assets and liabilities is as follows:

Shopping Centres	Million
– Merry Hill (100%)	£875.0
– Sprucefield (100%)	£75.0
Development assets	£170.0
Total Assets	£1,120.0
Bank borrowings and other liabilities	£816.5
Westfield Group cash consideration	£303.5

The assets of Duelguide, including assets allocated to the Westfield Group, are currently subject to cross guarantees associated with Duelguide's borrowings, including borrowings allocated to R&M. These encumbrances are expected to be removed on implementation of the aforementioned allocation and associated restructure. Pending this implementation the Westfield Group's interest in DGL has been accounted for under the equity method. The assets and liabilities underlying this equity investment are considered to be the specific Duelguide assets and liabilities that have been allocated directly to the Westfield Group.

[4] As result of the Merger, the Parent Company is considered, for accounting purposes, to have gained control of WAT and WEA. Accordingly, the Parent Company's investment in WAT and WEA has been consolidated at 31 December 2004 in accordance with AASB 1024: Consolidated Accounts.

26 DETAILS OF EQUITY ACCOUNTED ENTITIES CONTINUED

	AUSTRALIA & NEW ZEALAND		UNITED KINGDOM		UNITED STATES		CONSOLIDATED	
	31 Dec 04 $ Million	30 Jun 04 $ Million	31 Dec 04 $ Million	30 Jun 04 $ Million	31 Dec 04 $ Million	30 Jun 04 $ Million	31 Dec 04 $ Million	30 Jun 04 $ Million
(b) Details of the Westfield Group's aggregate share of equity accounted entities net profit								
Shopping centre and other property income	43.7	–	66.8	89.1	102.1	597.5	212.6	686.6
Interest income	–	–	0.5	0.6	–	0.8	0.5	1.4
Total revenue from ordinary activities	43.7	–	67.3	89.7	102.1	598.3	213.1	688.0
Property outgoings	(12.4)	–	(21.8)	(17.5)	(24.7)	(300.0)	(58.9)	(317.5)
Borrowing costs	(0.6)	–	(26.5)	(42.9)	(23.1)	(117.6)	(50.2)	(160.5)
Net profit from equity accounted entities before tax expense	30.7	–	19.0	29.3	54.3	180.7	104.0	210.0
Income tax expense	–	–	–	–	–	(4.8)	–	(4.8)
Share of net profits of equity accounted entities	30.7	–	19.0	29.3	54.3	175.9	104.0	205.2
(c) Carrying value of the Westfield Group's investments in equity accounted entities								
Balance at the beginning of the year	–	–	690.1	513.6	1,393.3	1,828.3	2,083.4	2,341.9
Initial equity accounted entities contribution by WT and WAT pursuant to the Merger	799.2	–	–	–	1,163.8	–	1,963.0	–
Net assets of joint ventures and associates no longer equity accounted	–	–	–	–	(1,393.3)	–	(1,393.3)	–
Additions	0.4	–	776.4	34.5	32.7	5.3	809.5	39.8
Disposals	–	–	–	–	–	–	–	–
Share of associates net profit	30.7	–	19.0	29.3	54.3	175.9	104.0	205.2
Dividends and distributions paid, net of tax	(31.1)	–	(15.8)	(19.4)	(37.6)	(182.5)	(84.5)	(201.9)
Share of revaluation increment	65.4	–	45.1	100.4	351.8	169.5	462.3	269.9
Recoverable amount write down of equity accounted entities	–	–	–	–	–	(544.6)	–	(544.6)
Foreign currency translation differences	–	–	(39.5)	31.7	(115.3)	(58.6)	(154.8)	(26.9)
Carrying value of investments in equity accounted associates	864.6	–	1,475.3	690.1	1,449.7	1,393.3	3,789.6	2,083.4
(d) Details of the Westfield Group's aggregate share of equity accounted entities assets and liabilities								
Cash	2.6	–	32.7	32.0	21.8	37.6	57.1	69.6
Receivables	2.5	–	2.7	7.8	4.8	32.1	10.0	39.9
Property investments (refer Note 12)	871.7	–	3,616.1	1,301.9	2,104.9	2,534.1	6,592.7	3,836.0
Construction and development projects	27.1	–	453.4	–	108.6	–	589.1	–
Other retail and property investments	–	–	–	–	41.4	–	41.4	–
Other assets	–	–	8.0	1.6	6.8	106.7	14.8	108.3
Total assets	903.9	–	4,112.9	1,343.3	2,288.3	2,710.5	7,305.1	4,053.8
Payables	(24.6)	–	(80.9)	(48.6)	(15.7)	(228.7)	(121.2)	(277.3)
Interest bearing liabilities	(14.7)	–	(2,556.7)	(604.6)	(822.9)	(1,088.5)	(3,394.3)	(1,693.1)
Total liabilities	(39.3)	–	(2,637.6)	(653.2)	(838.6)	(1,317.2)	(3,515.5)	(1,970.4)
Net assets	864.6	–	1,475.3	690.1	1,449.7	1,393.3	3,789.6	2,083.4

26 DETAILS OF EQUITY ACCOUNTED ENTITIES CONTINUED

	AUSTRALIA & NEW ZEALAND		UNITED KINGDOM		UNITED STATES		CONSOLIDATED	
	31 Dec 04 $ Million	30 Jun 04 $ Million	31 Dec 04 $ Million	30 Jun 04 $ Million	31 Dec 04 $ Million	30 Jun 04 $ Million	31 Dec 04 $ Million	30 Jun 04 $ Million
(e) Details of the Westfield Group's aggregate share of equity accounted entities lease commitments								
Operating lease receivables								
Future minimum rental revenues under non-cancellable operating retail property leases								
Due within one year	105.6	–	244.6	137.8	112.7	32.1	462.9	169.9
Due between one and five years	262.3	–	854.8	445.3	375.0	110.6	1,492.1	555.9
Due after five years	188.1	–	189.9	90.4	286.0	82.3	664.0	172.7
	556.0	–	1,289.3	673.5	773.7	225.0	2,619.0	898.5
Operating lease payables								
Expenditure contracted but not provided for								
Due within one year	–	–	7.6	7.3	0.1	–	7.7	7.3
Due between one and five years	–	–	32.0	31.4	0.3	0.1	32.3	31.5
Due after five years	–	–	1,954.0	1,975.6	0.6	0.1	1,954.6	1,975.7
	–	–	1,993.6	2,014.3	1.0	0.2	1,994.6	2,014.5
(f) Details of the Westfield Group's aggregate share of equity accounted entities capital expenditure commitments								
Estimated capital expenditure commitments contracted at balance date but not provided for								
Due within one year	25.4	–	14.5	1.1	78.7	80.9	118.6	82.0
Due between one and five years	–	–	0.7	–	78.7	42.3	79.4	42.3
Due after five years	–	–	–	–	–	–	–	–
	25.4	–	15.2	1.1	157.4	123.2	198.0	124.3
(g) Details of the Westfield Group's aggregate share of equity accounted entities contingent liabilities								
Performance guarantees	–	–	–	–	1.6	31.6	1.6	31.6
	–	–	–	–	1.6	31.6	1.6	31.6

	Note	CONSOLIDATED 31 Dec 04 $ Million	CONSOLIDATED 30 Jun 04 $ Million	PARENT COMPANY 31 Dec 04 $ Million	PARENT COMPANY 30 Jun 04 $ Million
27 NOTES TO STATEMENT OF CASH FLOWS					
(a) Components of Cash					
Cash		**234.2**	69.6	**0.1**	1.0
Cash – restricted[(1)]		**2.0**	2.1	–	–
Cash assets	27(c)	**236.2**	71.7	**0.1**	1.0
Overdrafts and short term loans	16	**(16.1)**	(10.9)	–	–
		220.1	60.8	**0.1**	1.0

[(1)] The utilisation of the amount is restricted to the settlement of specific obligations and liabilities.

	Note	CONSOLIDATED 31 Dec 04 $ Million	CONSOLIDATED 30 Jun 04 $ Million	PARENT COMPANY 31 Dec 04 $ Million	PARENT COMPANY 30 Jun 04 $ Million
(b) Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities					
Profit/(loss) from ordinary activities after income tax		**869.4**	(196.4)	**347.7**	58.9
Merger costs and capital restructure charges		–	519.7	–	433.5
Share of Merger charges included in associates net profit		–	5.1	–	–
		869.4	328.4	**347.7**	492.4
Amortisation and depreciation		**10.4**	17.8	–	–
Share of associates profit in excess of dividend and distribution		**(19.5)**	(1.9)	–	–
Profit on disposal of non current assets		**(31.5)**	(0.0)	–	–
Interest income		**(7.5)**	(4.4)	**(5.6)**	–
Borrowing costs		**262.2**	17.1	**5.6**	–
Write back of previously written down subsidiaries		–	–	**(91.9)**	–
Decrease/(increase) in other assets attributable to operating activities		**17.7**	(24.5)	**(32.5)**	(14.1)
Net cash flows from operating activities		**1,101.2**	332.5	**223.3**	478.3

	CONSOLIDATED 31 Dec 04 $ Million	CONSOLIDATED 30 Jun 04 $ Million
(c) Financing facilities		
Committed financing facilities available to the Group:		
Total financing facilities at the end of the year	**21,077.3**	1,666.9
Amounts utilised[(1)]	**(14,126.2)**	(1,072.8)
Available financing facilities	**6,951.1**	594.1
Cash	**236.2**	71.7
Financing resources available at the end of the year	**7,187.3**	665.8

[(1)] Amounts utilised include overdraft, borrowings and bank guarantees. Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

These facilities comprise fixed and floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Westfield Group to comply with specific minimum financial requirements.

	$ Million	$ Million
(d) Maturity profile of financing facilities		
Maturity profile in respect of the above financing facilities:		
Due within one year	**2,061.6**	59.2
Due between one year and five years	**10,637.8**	1,607.7
Due after five years	**8,377.9**	–
	21,077.3	1,666.9

(e) Non cash acquisitions

As a result of the Merger Westfield Holdings Limited acquired, for accounting purposes, WT for $7,854.7 million and WAT for $7,124.7 million. The purchase consideration discharged in cash for both entities was $nil. At acquisition date the amount of cash held by the acquired entities was $41.4 million for WT and $215.6 million for WAT. At acquisition date the other assets and liabilities of WT were property investments $12,189.8 million, equity accounted investments $799.2 million, other assets $167.5 million, borrowings $4,611.4 million, other liabilities $731.8 million and of WAT were property investments $13,233.5 million, equity accounted investments $1,133.3 million, other assets $553.9 million, borrowings $7,021.3 million, other liabilities $990.3 million.

	CONSOLIDATED		PARENT COMPANY	
	31 Dec 04 $ Million	30 Jun 04 $ Million	**31 Dec 04 $ Million**	30 Jun 04 $ Million
28 DIVIDENDS/DISTRIBUTIONS				
(a) Current year final dividend/distribution proposed				
Parent Company 4.47 cents per share 100% franked (30 June 2004: 13.58 cents per share 50% franked)	**75.2**	77.4	**75.2**	77.4
WT 20.74 cents per unit, 42.0% estimated tax advantaged[1][2]	**349.0**	–	**–**	–
WAT 26.82 cents per unit, 42.6% estimated tax advantaged[1]	**451.5**	–	**–**	–
Westfield Group 52.03 cents per stapled security	**875.7**			

Dividends/distributions provided for were paid on 28 February 2005. Dividends to be paid by the Parent Company will be franked at the corporate tax rate of 30%. The record date for these dividends/distributions was 14 February 2005.

The Westfield Group Distribution Reinvestment Plan (DRP) was in operation for the distribution payable on 28 February 2005. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued.

[1] For security holders that are individuals, the taxable component of the WT cash distribution is estimated to be 12.03 cents per unit. This taxable component includes capital gains (discounted by 50%) of 1.16 cents per unit arising from property disposals during the period.

[2] The estimated tax advantaged component of the WT and WAT's distributions reduces the cost base of members' units. If the cost base is reduced to $nil any remaining tax advantaged amounts may be taxable as capital gains.

	$ Million	$ Million	**$ Million**	$ Million
(b) Dividends/Distributions paid during the year				
Dividend/distribution in respect of the 6 months to 30 June 2004				
Parent Company 13.58 cents per share 50% franked	**77.4**	76.6	**77.4**	76.6
WT 12.71 cents per unit, 42.0% estimated tax advantaged	**283.7**	–	**–**	–
WAT 7.80 cents per unit, 42.6% estimated tax advantaged	**243.6**	–	**–**	–
Dividend in respect of the 6 months to 31 December 2003				
Parent Company 15.34 cents per share 50% franked	**–**	86.7	**–**	86.7
Special capital distribution				
WAT 0.90 cents per unit	**34.0**	–	**–**	–
Stapling dividend paid 16 July 2004				
Parent Company 0.2 cents per share 100% franked	**1.1**	–	**1.1**	–
WT $1.01 per unit 100% tax advantaged	**635.9**	–	**–**	–
WAT $1.01 per unit 100% tax advantaged	**488.1**	–	**–**	–
	1,763.8	163.3	**78.5**	163.3
Dividends paid by the Parent Company have been franked at the corporate tax rate of 30%.				
(c) Franking credit balance of the Parent Company				
The amount of franking credits available on a tax paid basis for future distributions are:				
– franking credits balance as at the end of the year at the corporate tax rate of 30% (30 June 2004: 30%).	**16.0**	1.6	**16.0**	1.6
– franking credits arising from the payment of income tax provided in this financial report.	**41.5**	22.1	**41.5**	22.1
Franking credits available for distribution[1]	**57.5**	23.7	**57.5**	23.7
– franking debits that will arise from the payment of the final dividend.	**(32.2)**	(16.6)	**(32.2)**	(16.6)
– franking debits from the payment of the one off stapling dividend paid 16 July 2004.	**–**	(0.5)	**–**	(0.5)
Franking credits available for future distributions	**25.3**	6.6	**25.3**	6.6

[1] The franking credits available for distribution (tax paid basis) of $57.5 million (30 June 2004: $23.7 million) will fully frank a dividend of $134.2 million (30 June 2004: $55.3 million).

	CONSOLIDATED		PARENT COMPANY	
	31 Dec 04	30 Jun 04	**31 Dec 04**	30 Jun 04
	$	$	**$**	$
29 NET TANGIBLE ASSET BACKING				
Net tangible asset backing per security	**10.61**	2.38	**0.69**	1.38

Net tangible asset backing per security is calculated by dividing Total Equity attributable to Members of the Westfield Group by the number of securities on issue. The number of securities used in the calculation of net tangible asset backing is 1,683,099,391 (30 June 2004: 566,249,327).

	$ Million	$ Million	**$ Million**	$ Million
30 LEASE COMMITMENTS				
Operating lease receivables				
Substantially all of the property owned and leased by the Westfield Group is leased to third party retailers. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.				
Future minimum rental revenues under non-cancellable operating retail property leases				
Due within one year	**1,906.2**	38.1	**–**	–
Due between one and five years	**5,167.4**	88.5	**–**	–
Due after five years	**3,970.6**	5.4	**–**	–
	11,044.2	132.0	**–**	–
These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.				
Operating lease payables				
Expenditure contracted but not provided for				
Due within one year	**59.1**	47.5	**–**	–
Due between one and five years	**157.4**	138.8	**–**	–
Due after five years	**329.6**	32.0	**–**	–
	546.1	218.3	**–**	–
Retail property leases	**459.2**	121.5	**–**	–
Offices and other operating leases	**86.9**	96.8	**–**	–
	546.1	218.3	**–**	–
31 CAPITAL EXPENDITURE COMMITMENTS				
Estimated capital expenditure commitments contracted at balance date but not provided for				
Due within one year	**856.9**	21.2	**–**	–
Due between one and five years	**85.1**	–	**–**	–
Due after five years	**–**	–	**–**	–
	942.0	21.2	**–**	–
32 CONTINGENT LIABILITIES				
Performance guarantees	**157.6**	77.5	**–**	–
Special tax assessment municipal bonds	**65.8**	–	**–**	–
Borrowings of subsidiaries and controlled entities	**–**	–	**5,573.6**	1,075.7
Other liabilities of subsidiaries	**–**	–	**–**	10.9
	223.4	77.5	**5,573.6**	1,086.6

From time to time, in the normal course of business, the Westfield Group is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Westfield Group.

33 SEGMENT INFORMATION

Primary Geographic Segment

	AUSTRALIA & NEW ZEALAND		UNITED KINGDOM		UNITED STATES		CONSOLIDATED	
	31 Dec 04 $ Million	30 Jun 04 $ Million	**31 Dec 04 $ Million**	30 Jun 04 $ Million	**31 Dec 04 $ Million**	30 Jun 04 $ Million	**31 Dec 04 $ Million**	30 Jun 04 $ Million
Segment revenue								
Segment trading revenue	**719.9**	692.2	**10.3**	30.6	**882.7**	523.1	**1,612.9**	1,245.9
Equity accounted entities net profit	**30.7**	–	**19.0**	29.3	**54.3**	175.9	**104.0**	205.2
Total segment revenue	**750.6**	692.2	**29.3**	59.9	**937.0**	699.0	**1,716.9**	1,451.1
Interest income							**7.5**	4.4
Proceeds from sale of non current assets							**256.2**	3.2
Consolidated total revenue							**1,980.6**	1,458.7
Segment profit								
Segment result before corporate overheads, interest, sale of investments and taxation	**501.5**	115.8	**13.4**	21.3	**634.7**	300.0	**1,149.6**	437.1
Corporate overheads and net interest expense							**(266.9)**	(30.9)
Net asset sales/transaction costs written off							**31.5**	–
Merger and capital restructure charges							**–**	(519.7)
Tax expense							**(44.8)**	(82.9)
Consolidated operating profit/(loss) after tax							**869.4**	(196.4)
Segment assets								
Segment assets	**15,378.7**	159.3	**1,508.5**	735.0	**15,601.1**	1,623.4	**32,488.3**	2,517.7
Corporate assets							**1,792.7**	503.5
Consolidated total assets							**34,281.0**	3,021.2
Segment liabilities								
Segment liabilities	**331.8**	152.8	**26.6**	21.0	**350.9**	51.8	**709.3**	225.6
Corporate liabilities							**15,068.9**	1,447.9
Consolidated total liabilities							**15,778.2**	1,673.5
Other segment information								
Investment in equity accounted associates included in segment assets	**864.6**	–	**1,475.3**	690.1	**1,449.7**	1,393.3	**3,789.6**	2,083.4
Additions to segment non current assets	**1,394.7**	13.9	**771.3**	36.3	**509.7**	48.7	**2,675.7**	98.9

Secondary Business Segment

The Westfield Group operates in one business segment being a internally managed, vertically integrated global retail property group.

34 DERIVATIVE FINANCIAL INSTRUMENTS

(a) (i) Summary of interest rate hedges at 31 December 2004

	Note	31 Dec 04 $ Million	30 Jun 04 $ Million
Interest payable			
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	16	**1,198.9**	12.2
Non current interest bearing liabilities	16	**12,859.6**	1,063.6
Share of equity accounted entities interest bearing liabilities	26(d)	**3,394.3**	1,693.1
Cross currency swaps			
- A$	34(b)(ii)	**166.3**	-
- UK£162.0 million (30 June 2004: UK£162.0 million)	34(b)(ii)	**401.2**	424.5
- US$4,367.5 million (30 June 2004: US$537.5 million)	34(b)(ii)	**5,608.7**	780.1
		23,629.0	3,973.5
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
- A$	34(a)(ii)	**1,064.2**	-
- UK£231.1 million (30 June 2004: UK£nil)	34(a)(ii)	**572.3**	-
- US$6,345.3 million (30 June 2004: US$nil)	34(a)(ii)	**8,148.6**	-
Fixed rate derivatives			
- A$	34(a)(ii)	**2,909.3**	-
- UK£404.5 million* (30 June 2004: UK£112.0 million)	34(a)(ii)	**1,001.7**	293.5
- US$4,097.6 million* (30 June 2004: US$205.7 million)	34(a)(ii)	**5,262.1**	298.5
		18,958.2	592.0

* Fixed rate derivatives in US$ and UK£ are substantially comprised of interest rate derivatives related to US$ and UK£ cross currency swaps disclosed above.

In addition to the above fixed rate liabilities the Group also had floating rate liabilities of $4,670.7 million outstanding at 31 December 2004 at an average interest rate including margin of 4.8%.

	Note	31 Dec 04 $ Million	30 Jun 04 $ Million
Interest receivable			
Principal amounts of all interest bearing assets:			
Cross currency swaps			
- A$	34(b)(i)	**6,716.4**	1,371.7
- NZ$208.5 million (30 June 2004: NZ$nil)	34(b)(i)	**192.5**	-
		6,908.9	1,371.7
Principal amounts of fixed interest rate assets:			
Fixed rate derivatives – A$	34(a)(ii)	**5,750.5**	384.2

In addition to the above fixed rate assets the Group also had floating rate assets of $1,158.4 million outstanding at 31 December 2004 at an average interest rate including margin of 6.0%.

34 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

(a) (ii) Interest rates

Notional principal or contract amounts of the Westfield Group's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	Interest rate derivatives 31 Dec 04 Principal amount Million	Interest rate derivatives 31 Dec 04 Average rate including margin %	Fixed rate borrowings 31 Dec 04 Principal amount Million	Fixed rate borrowings 31 Dec 04 Average rate including margin %	Interest rate derivatives 30 Jun 04 Principal amount Million	Interest rate derivatives 30 Jun 04 Average rate including margin %	Fixed rate borrowings 30 Jun 04 Principal amount Million	Fixed rate borrowings 30 Jun 04 Average rate including margin %
Australian Dollar ('A$') receivable								
31 December 2004	A$5,750.5	6.27	–	–	A$384.2	6.67	–	–
31 December 2005	A$5,640.5	6.30	–	–	A$424.2	6.80	–	–
31 December 2006	A$4,049.0	6.74	–	–	A$549.0	6.79	–	–
31 December 2007	A$3,440.0	6.74	–	–	A$140.0	6.77	–	–
31 December 2008	A$3,300.0	6.76	–	–	–	–	–	–
31 December 2009	A$3,300.0	6.76	–	–	–	–	–	–
31 December 2010	A$2,800.0	6.76	–	–	–	–	–	–
31 December 2011	A$2,300.0	6.77	–	–	–	–	–	–
31 December 2012	A$1,550.0	6.79	–	–	–	–	–	–
31 December 2013	A$250.0	6.72	–	–	–	–	–	–
Australian Dollar ('A$') payable								
31 December 2004	A$(2,909.3)	6.36	A$(1,064.2)	5.68	–	–	–	–
31 December 2005	A$(2,691.0)	6.68	A$(896.7)	6.16	–	–	–	–
31 December 2006	A$(3,055.1)	6.81	A$(525.4)	6.45	–	–	–	–
31 December 2007	A$(2,756.9)	6.69	A$(353.7)	6.41	–	–	–	–
31 December 2008	A$(2,931.7)	6.89	A$(157.1)	6.41	–	–	–	–
31 December 2009	A$(2,732.3)	6.92	A$(158.5)	6.44	–	–	–	–
31 December 2010	A$(2,513.7)	6.78	–	–	–	–	–	–
31 December 2011	A$(1,841.6)	6.85	–	–	–	–	–	–
31 December 2012	A$(1,422.1)	6.77	–	–	–	–	–	–
31 December 2013	A$(124.9)	6.90	–	–	–	–	–	–
UK Pounds ('UK£') payable								
31 December 2004	UK£(404.5)	5.59	UK£(231.1)	7.57	UK£(112.0)	5.63	–	–
31 December 2005	UK£(497.9)	5.69	–	–	UK£(112.0)	5.63	–	–
31 December 2006	UK£(497.9)	5.69	–	–	UK£(112.0)	5.63	–	–
31 December 2007	UK£(497.9)	5.52	–	–	UK£(112.0)	4.88	–	–
31 December 2008	UK£(385.9)	5.73	–	–	–	–	–	–
31 December 2009	UK£(385.9)	5.73	–	–	–	–	–	–
31 December 2010	UK£(292.5)	5.61	–	–	–	–	–	–
31 December 2011	UK£(292.5)	5.61	–	–	–	–	–	–
31 December 2012	UK£(292.5)	5.61	–	–	–	–	–	–
31 December 2013	UK£(292.5)	5.61	–	–	–	–	–	–
US Dollars ('US$') payable								
31 December 2004	US$(4,097.6)	2.90	US$(6,345.3)	5.01	US$(205.7)	4.62	–	–
31 December 2005	US$(4,405.6)	3.22	US$(6,241.2)	5.02	US$(245.5)	5.54	–	–
31 December 2006	US$(4,110.6)	5.37	US$(5,863.8)	5.07	US$(317.5)	5.47	–	–
31 December 2007	US$(3,942.1)	5.70	US$(5,663.2)	5.08	US$(71.9)	5.05	–	–
31 December 2008	US$(3,520.6)	5.75	US$(5,219.6)	5.11	–	–	–	–
31 December 2009	US$(3,616.3)	6.25	US$(4,320.7)	5.14	–	–	–	–
31 December 2010	US$(3,314.8)	6.39	US$(3,471.1)	5.30	–	–	–	–
31 December 2011	US$(2,555.5)	6.37	US$(2,557.4)	5.32	–	–	–	–
31 December 2012	US$(1,504.6)	6.43	US$(2,166.1)	5.30	–	–	–	–
31 December 2013	US$(690.2)	6.77	US$(1,668.4)	5.22	–	–	–	–
31 December 2014	US$(129.9)	5.04	US$(5.7)	6.02	–	–	–	–

At 31 December 2004, the aggregate fair value compared to the aggregate book value of fixed rate debt amounted to an unrealised surplus of $108.1 million (30 June 2004: $nil) and the aggregate fair value compared to the aggregate book value of interest rate derivatives amounted to an unrealised deficit of $175.8 million (30 June 2004: unrealised deficit of $19.5 million). This has not been recorded in the Statement of Financial Performance.

34 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

(b) Exchange rates

(i) Cross currency swaps in respect of the Westfield Group's foreign currency assets and liabilities

Cross currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate 31 Dec 04	Weighted average exchange rate 30 Jun 04	Principal amount (payable)/receivable 31 Dec 04 Million	Principal amount (payable)/receivable 31 Dec 04 Million	Principal amount (payable)/receivable 30 Jun 04 Million	Principal amount (payable)/receivable 30 Jun 04 Million
New Zealand dollars ("NZ$")						
Contracts to receive NZ$ and pay A$						
31 December 2004	1.2535	-	A$(166.3)	NZ$208.5	-	-
31 December 2005	1.1906	-	A$(94.5)	NZ$112.5	-	-
31 December 2006	1.1906	-	A$(94.5)	NZ$112.5	-	-
31 December 2007	1.1906	-	A$(94.5)	NZ$112.5	-	-

At 31 December 2004, the Westfield Group's NZ$ denominated net assets excluding the above cross currency swaps amounted to NZ$1,603.7 million (net of NZ$319.3 million debt).

	Weighted average exchange rate 31 Dec 04	Weighted average exchange rate 30 Jun 04	Principal amount (payable)/receivable 31 Dec 04 Million	Principal amount (payable)/receivable 31 Dec 04 Million	Principal amount (payable)/receivable 30 Jun 04 Million	Principal amount (payable)/receivable 30 Jun 04 Million
UK£						
Contracts to receive A$ and pay UK£						
31 December 2004	0.3801	0.3801	A$426.2	UK£(162.0)	A$426.2	UK£(162.0)

At 31 December 2004, the Westfield Group's UK£ denominated net assets excluding the above cross currency swaps amounted to UK£236.3 million (net of UK£378.2 million debt).

	Weighted average exchange rate 31 Dec 04	Weighted average exchange rate 30 Jun 04	Principal amount (payable)/receivable 31 Dec 04 Million	Principal amount (payable)/receivable 31 Dec 04 Million	Principal amount (payable)/receivable 30 Jun 04 Million	Principal amount (payable)/receivable 30 Jun 04 Million
US$						
Contracts to receive A$ and pay US$						
31 December 2004	0.6943	0.5684	A$6,290.2	US$(4,367.5)	A$945.5	US$(537.5)
31 December 2005	0.6965	0.5651	A$6,163.1	US$(4,292.5)	A$818.4	US$(462.5)
31 December 2006	0.6965	0.5651	A$6,163.1	US$(4,292.5)	A$818.4	US$(462.5)
31 December 2007	0.6988	0.5816	A$6,035.2	US$(4,217.5)	A$795.2	US$(462.5)
31 December 2008	0.6988	0.5816	A$6,035.2	US$(4,217.5)	A$795.2	US$(462.5)
31 December 2009	0.6987	0.5968	A$4,977.3	US$(3,477.5)	A$774.9	US$(462.5)
31 December 2010	0.6940	0.5946	A$4,110.3	US$(2,852.5)	A$777.8	US$(462.5)
31 December 2011	0.7200	0.7541	A$3,086.0	US$(2,222.0)	A$241.3	US$(182.0)
31 December 2012	0.7199	0.7541	A$2,225.2	US$(1,602.0)	A$241.3	US$(182.0)
31 December 2013	0.7181	0.7659	A$1,160.0	US$(833.0)	A$95.3	US$(73.0)

At 31 December 2004, the Westfield Group's US$ denominated net assets excluding the above cross currency swaps amounted to US$4,893.0 million (net of US$6,573.1 million debt).

The unrealised surplus of the aggregate fair value compared to the aggregate book value of cross currency swaps has been recorded in the Foreign Currency Translation Reserve, in accordance with accounting policy Note 1(f)(ii).

34 DERIVATIVE FINANCIAL INSTRUMENTS continued

(b) Exchange rates continued

(ii) Forward exchange contracts to hedge the Westfield Group's foreign currency income

Forward exchange contracts contracted as at the reporting date and outstanding at	Weighted average exchange rate 31 Dec 04	Weighted average exchange rate 30 Jun 04	31 Dec 04 Million	31 Dec 04 Million	30 Jun 04 Million	30 Jun 04 Million
NZ$						
Contracts to buy A$ and sell NZ$						
31 December 2005	**1.1120**	–	**A$114.4**	**NZ$(127.2)**	–	–
31 December 2006	**1.1224**	–	**A$108.3**	**NZ$(121.5)**	–	–
31 December 2007	**1.1191**	–	**A$116.5**	**NZ$(130.4)**	–	–
31 December 2008	**1.1212**	–	**A$92.8**	**NZ$(104.0)**	–	–
31 December 2009	**1.1187**	–	**A$41.1**	**NZ$(46.0)**	–	–
US$						
Contracts to buy A$ and sell US$						
31 December 2005	**0.6294**	0.5690	**A$437.8**	**US$(275.6)**	A$103.5	US$(58.9)
31 December 2006	**0.6079**	0.5342	**A$371.3**	**US$(225.7)**	A$84.1	US$(44.9)
31 December 2007	**0.6035**	0.5370	**A$379.0**	**US$(228.7)**	A$93.7	US$(50.3)
31 December 2008	**0.6327**	0.5563	**A$232.3**	**US$(147.0)**	A$48.5	US$(27.0)
31 December 2009	**0.6932**	–	**A$85.4**	**US$(59.2)**	–	–

Differences arising on settlement of forward exchange contracts which hedge the Group's foreign currency denominated income are recognised when the underlying foreign currency income is recorded in the financial statements. As at 31 December 2004, the aggregate fair value of the above hedging contracts amounted to an unrealised surplus of $207.4 million (30 June 2004: unrealised surplus of $56.6 million).

The net unrealised surplus recognised in the Statement of Financial Position is $297.7 million and has been calculated using the year end rate as opposed to the market rate used in the above calculation in accordance with the requirements of AASB 1012: Foreign Currency Translation.

(c) Credit risks

In accordance with the policies determined by the Board of the Westfield Group, credit risk is spread among a number of creditworthy counterparties within specified limits. At 31 December 2004, the Group had 58% of its aggregate credit risk spread over three counterparties each with an S&P long term rating of AA– or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk and with an S&P long term rating of A or higher. The aggregate credit risk in respect of derivative financial instruments is $1,581.8 million (30 June 2004: $302.0 million).

(d) Other financial assets and liabilities

All financial assets and liabilities except those set out in Note 34 are recorded at book value where book value approximates fair value.

(e) International Financial Reporting Standards ("IFRS")

Refer Note 42 for assessment of hedge effectiveness of fixed rate debt, interest rate derivatives, cross currency swaps and forward exchange contracts under IFRS.

	CONSOLIDATED 31 Dec 04 Million	CONSOLIDATED 30 Jun 04 Million	PARENT COMPANY 31 Dec 04 Million	PARENT COMPANY 30 Jun 04 Million
35 UNHEDGED FOREIGN CURRENCY NET ASSETS				
NZ$ denominated net assets	**NZ$1,812.2**	NZ$0.5	–	–
UK£ denominated net assets	**UK£74.3**	UK£42.0	–	–
US$ denominated net assets	**US$525.5**	US$346.5	–	–
Total A$ equivalent	**2,531.9**	613.4	–	–

	CONSOLIDATED		PARENT COMPANY	
	31 Dec 04 $000	30 Jun 04 $000	**31 Dec 04 $000**	30 Jun 04 $000
36 AUDITORS' REMUNERATION				
Amounts received or due and receivable by the auditors of the parent company and any other entity in the economic entity for:				
- Audit or review of the financial reports	**2,283**	1,017	**60**	56
- Assurance and compliance services	**230**	–	**–**	–
- Accounting services	**222**	243	**–**	–
- Taxation advice and compliance	**15**	124	**–**	–
- Information technology technical services	**–**	17	**–**	–
- Independent accounts report relating to the US 144A bond issue	**1,011**	–	**–**	–
- Independent accounts report relating to the Merger	**–**	1,456	**–**	–
- Other services	**22**	205	**–**	–
	3,783	3,062	**60**	56
Amounts received or due and receivable by Affiliates of the auditors of the parent company for:				
- Audit or review of the financial reports	**1,271**	325	**–**	–
- Assurance and compliance services	**172**	–	**–**	–
- Accounting services	**–**	2	**–**	–
- Taxation advice and compliance	**220**	333	**–**	–
- Information technology technical services	**8**	12	**–**	–
- Other services	**–**	8	**–**	–
	1,671	680	**–**	–
	5,454	3,742	**60**	56

37 SUPERANNUATION COMMITMENTS

The Group sponsors accumulation style superannuation funds to provide retirement benefits to its employees. There are no unfunded liabilities in respect of these superannuation funds and plans. The Group does not sponsor defined benefits style superannuation funds and plans.

38 EMPLOYEES

At 31 December 2004 the Group employed 4,759 (30 June 2004: 4,352) staff, including full time, part time and casual staff.

39 RELATED PARTY DISCLOSURES

Information required to be disclosed concerning relationships, transactions and balances with related parties of the Westfield Group is set out in this note unless disclosed elsewhere in this Financial Report.

Inter group transactions

During the shortened financial year, there were transactions on commercial terms between the Parent Company, entities within the wholly-owned Group and entities controlled by the Parent Company under which the Parent Company received dividends/interest and paid management fees/interest. The Parent Company also subscribed for capital in entities in the wholly-owned Group.

40 DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives

(i) Specified directors

FP Lowy, AC	Chairman – Executive Director
FG Hilmer, AO	Deputy Chairman – Non-Executive Director
DH Lowy, AM	Deputy Chairman – Non-Executive Director
R A Ferguson	Non-Executive Director (resigned 13 July 2004)
RL Furman	Non-Executive Director (appointed 13 July 2004)
DM Gonski, AO	Non-Executive Director
SP Johns	Non-Executive Director
PS Lowy	Managing Director – Executive Director
SM Lowy	Managing Director – Executive Director
JB Studdy, AM	Non-Executive Director (appointed 13 July 2004)
FT Vincent	Non-Executive Director (appointed 12 November 2004)
GH Weiss	Non-Executive Director (appointed 13 July 2004)
DR Wills, AO	Non-Executive Director
CM Zampatti, AM	Non-Executive Director

(ii) Specified executives

P Allen	Group Chief Financial Officer
R Green	Vice Chairman – Operations, United States
M Gutman	Chief Operating Officer, UK and Europe
R Jordan	Chief Operating Officer, Australia and New Zealand
K Wong	President – United States Operations

(b) Remuneration Policy

The Remuneration Policy of the Group is determined and administered by the Remuneration Committee.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the appropriateness of the Group's succession planning policies;
- reviewing policy for participation by senior executives in equity-linked plans;
- reviewing management's recommendations of the total proposed awards to be issued under each plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

The current members of the Committee are:

FG Hilmer, AO	Chairman – Independent Director
RL Furman	Member – Independent Director
DM Gonski, AO	Member – Independent Director

The Committee met four times in the six month period from 1 July 2004 to 31 December 2004. All members of the Committee attended the meetings.

Remuneration of Non-Executive Directors

The remuneration of the Non-Executive Directors is determined by the Board, acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board and the Westfield Group, work towards creating sustainable value for members and stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in non-executive director remuneration. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by Non-Executive Directors.

Non-Executive Director remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions), a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $1.8 million. That figure was approved by members at the annual general meeting of the Company held in November 2004.

40 DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

(h) Remuneration Policy continued

Remuneration of Non-Executive Directors continued

Non-Executive Directors are not entitled to superannuation entitlements, other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law. Non-Executive Directors are not entitled to any payment on termination other than the balance of any outstanding fees or participate in the Westfield Group's equity-linked long term incentive plans.

Following the merger of the Westfield Group, Non-Executive Directors will no longer be entitled to allocate any part of their fee to the Non-Executive Directors' Share Acquisition Plan.

Non-Executive Directors are not paid or entitled to a cash bonus, performance related bonus or share based compensation. None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

Remuneration of Managing Directors and Specified Executives

Recognising that the Westfield Group operates in a highly competitive global environment, the Board has adopted policies and processes which:

- enable the Group to attract and retain key executives who will create sustainable value for members;
- properly motivate and reward executives having regard to the overall performance of the Group, the performance of the executive measured against pre-determined objectives and the external compensation environment;
- appropriately align the interests of executives with members; and
- comply with applicable legal requirements and appropriate standards of governance.

The Group's current remuneration structure combines base salary with short term cash incentives and long term equity-linked incentives. The total remuneration package of each executive is designed to ensure an appropriate mix of base salary with short and long term incentives. As executives gain seniority in the Group, the balance of this mix moves to a higher proportion of variable and long term rewards which are considered to be "at risk" and which are dependent upon the performance of the Group and of the relevant executive. The Remuneration Committee considers that this structure places an appropriate premium on performance and helps reinforce the alignment between the interests of executives and stakeholders in the Westfield Group.

Implementation of this policy has over time, resulted in Westfield attracting and retaining experienced senior executives who provide stability and continuity for the Westfield Group.

(i) Base Salary

Base salary is set by reference to the executive's position, performance and experience. In order to attract and retain executives of the highest quality and in the expectation that executives will meet the high standards set by the Westfield Group, the Group aims to set competitive rates of base salary. Base salary levels are benchmarked regularly against local and (where appropriate) international competitors and are reveiwed on an annual basis having regard to performance, external market forces and where relevant, promotion.

(ii) Short Term Variable Bonus

Variable rewards are closely linked to the performance of the executive measured against objectives which are established each year pursuant to a performance review and development system. Under that system, senior management and the executive work together to establish agreed business and personal development objectives. These objectives are designed to recognise and reward both financial and non-financial performance. The objectives will vary according to the role of the particular executive and will typically relate to development, construction, retail management or corporate targets.

A target figure (as a percentage of base pay) for the short term variable cash component of the compensation package is advised to the executive at the commencement of each year. The actual bonus awarded is determined by reference to the performance of the executive against the agreed performance objectives, the corporate performance of the Group and any other aspect of the executive's performance which is considered relevant in the context of the review. Determination of the annual performance bonus is at the discretion of the Remuneration Committee.

In special circumstances, executives may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of the contribution made by that executive to a major transaction or corporate project. As with the annual performance bonus, payment of a special bonus is at the discretion of the Remuneration Committee.

Cash based incentives in respect of the Managing Directors and the Group's most senior executives are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group (for example, growth in earnings and distributions). The measures are chosen based on key contributions expected of that executive in order to enhance the overall performance of the Group. The Remuneration Committee will also consider the role which the executive played in any major acquisition or capital transaction during the year as this may have had a significant impact on the contribution made by that executive and played a vital role in the success of the Westfield Group in that year.



40 DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

(b) Remuneration Policy continued

Remuneration of Managing Directors and Specified Executives continued

(iii) Equity-Linked Incentives

Following the merger, the Westfield Group has introduced two new equity-linked incentive plans: the Executive Deferred Award Plan (the EDA Plan) and the Partnership Incentive Plan (the PIP Plan).

These new Plans replace the Executive Option Plan and the Executive Performance Share Plan as the ongoing equity-linked incentive plans of the Group. At the time of the merger, the outstanding awards under the Executive Option Plan and Performance Share Plan became eligible for exercise as a consequence of the restructuring. As noted in the 2004 Annual Report of the Company, the vast majority of those outstanding options and awards were exercised at the time of the merger. No further options or awards will be granted under those Plans.

Prior to 2002, the Company used options with an exercise price at or above market value as the principal means of providing long term equity incentives. The Group subsequently moved to the issue of awards under the Executive Share Performance Plan. Essentially, each award issued under the Executive Share Performance Plan represents a right to receive one Westfield Group stapled security on vesting.

In introducing the EDA Plan and the PIP Plan in 2004, the Westfield Group has retained the same philosophy. That is, rather than issuing options with an exercise price at or above the market, awards granted under the new Plans are more in the nature of restricted stock where the executive would be entitled to receive a Westfield Group security on exercise. However, as explained below, the new plans are synthetic and executives receive cash payments rather than actual securities.

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating executives earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $150,000 may be granted the opportunity to participate in the Plan of up to 10% of that base salary or $15,000;
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $15.00 per stapled security, the participant would receive an award equal to the economic benefit of 1,000 Westfield Group stapled securities;
- during the vesting period of three to four years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;
- assuming the executive remains employed by the Group through the vesting period (see below) and, in the case of the PIP Plan, any relevant performance hurdles are satisfied, the executive will receive a payout equal to the capital value of the stapled securities in the award. That is, the executive receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

As noted above, receipt of a cash payout under either the EDA Plan or the PIP Plan generally requires that the executive remain employed by the Westfield Group throughout the vesting period. In special circumstances (eg. death, redundancy or retirement) the Board retains a discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

The Westfield Group equity linked Plans

The EDA Plan is a plan in which senior and high performing executives participate. In 2004/2005 year, it is expected that approximately 190 executives world-wide will receive awards.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield group through the vesting period. That vesting period is currently three years. There are no additional performance hurdles applicable during the vesting period.

The EDA is intended to use the deferral of vesting of a portion of the short-term incentive as part of a broader strategy for retaining those executives participating in the Plan.

40 DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

(b) Remuneration Policy continued

Remuneration of Managing Directors and Specified Executives continued

(iii) Equity-Linked Incentives continued

The Westfield Group equity linked Plans continued

The PIP Plan was established in 2004 following the vesting of existing options under the Executive Option Plan and Executive Performance Share Plan as a consequence of the merger. As noted above, the structure of the PIP Plan reflects the decision by the Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group, including the Managing Directors, will participate in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of securityholders in two principal respects:

- qualification for awards under the PIP Plan each year will be subject to the Group achieving performance hurdles which will relate to the financial and operating targets of the Group in the financial year together with any other matters which the Board or Remuneration Committee consider appropriate; and
- the payout received by executives participating in the PIP Plan will be affected by distributions paid during the vesting period and movements in the price of Westfield Group securities between the qualification date and vesting.

The performance hurdle in respect of the financial year ending 31 December 2005 relates to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum issued in May 2004 in connection with the merger. Satisfaction of this hurdle will be determined by comparing the forecast annual distribution of $1.065 with the aggregate distribution per security made in respect of that period. As is the case with the performance incentive payable to the Executive Chairman, if that target in respect of the 2005 financial year is not achieved, no awards will be issued under the PIP Plan.

The Remuneration Committee has chosen a performance hurdle based on achieving forecast distributions per security because of the importance of achieving that target as confirmation of the successful implementation of the merger. The Committee acknowledges the financial, operational, accounting and legal complexities inherent in a transaction of the magnitude of the merger and believes that achieving the forecast distributions is an important step in confirming the confidence which investors and other stakeholders have shown in the merged Westfield Group.

The performance hurdle(s) applicable under the PIP Plan will be considered and re-set annually by the Remuneration Committee and advised to executives at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are issued at that time and will vest on two dates – 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

By adopting this combination of the application of performance hurdles in the Qualifying Year and the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Group for a period of five years in order to get the full benefit of each award.

The operation of the PIP Plan and the manner of calculation of the pay-out to which the executive is entitled is as described above.

40 DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

(c) Remuneration of Specified Directors and Specified Executives

	PRIMARY				POST EMPLOYMENT		EQUITY	TOTAL
	Salary & fees $	Annual leave & long service leave movement[12] $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	$
Specified Directors								
FP Lowy, AC (Chairman)[1]								
31 December 2004	4,000,000	(20,045)	2,000,000	315,053	–	50,752	–	6,345,760
30 June 2004	495,282	–	13,400,000	718,597	–	78,132	–	14,692,011
FG Hilmer, AO (Deputy Chairman)								
31 December 2004	114,000	–	–	–	–	–	–	114,000
30 June 2004	110,000	–	–	–	70,000	–	–	180,000
DH Lowy, AM (Deputy Chairman)[2]								
31 December 2004	102,000	–	–	–	–	–	–	102,000
30 June 2004	90,000	–	–	–	70,000	–	655,630	815,630
RL Furman (Non-Executive Director): appointed 13 July 2004								
31 December 2004	81,000	–	–	–	–	–	–	81,000
RA Ferguson (Non-Executive Director): resigned 13 July 2004								
31 December 2004	–	–	–	–	–	–	–	–
30 June 2004	65,000	–	–	–	70,000	–	–	135,000
DM Gonski, AO (Non-Executive Director)								
31 December 2004	94,000	–	–	–	–	–	–	94,000
30 June 2004	72,500	–	–	–	70,000	–	–	142,500
SP Johns (Non-Executive Director)								
31 December 2004	304,000[3]	–	–	–	–	–	–	304,000
30 June 2004	539,694	–	100,000	–	57,788	–	262,252	959,734
PS Lowy (Managing Director)[4]								
31 December 2004	931,635	–	1,000,000	92,116	–	–	–	2,023,751
30 June 2004	1,144,412	–	3,508,280	48,403	–	–	655,630	5,356,725
SM Lowy (Managing Director)[5]								
31 December 2004	750,000	330,477	1,000,000	–	–	–	–	2,080,477
30 June 2004	850,000	–	3,650,000	–	–	–	655,630	5,155,630
JB Studdy, AM (Non-Executive Director): appointed 13 July 2004								
31 December 2004	85,000	–	–	–	–	–	–	85,000
FT Vincent (Non-Executive Director): appointed 12 November 2004								
31 December 2004	75,000[6]	–	–	–	–	–	–	75,000
GH Weiss (Non-Executive Director): appointed 13 July 2004								
31 December 2004	84,000	–	–	–	–	–	–	84,000
DR Wills, AO (Non-Executive Director)								
31 December 2004	78,000	–	–	–	–	–	–	78,000
30 June 2004	60,000	–	–	–	70,000	–	–	130,000
CM Zampatti, AM (Non-Executive Director)								
31 December 2004	78,000	–	–	–	–	–	–	78,000
30 June 2004	60,000	–	–	–	70,000	–	–	130,000
Total Remuneration: Specified Directors								
31 December 2004	6,776,635	310,432	4,000,000	407,169	–	50,752	–	11,544,988
30 June 2004*	3,486,888	–	20,658,280	767,000	477,788	78,132	2,229,142	27,697,230

* Group totals in respect of the financial year ended 30 June 2004 do not necessarily equal the sums of amounts disclosed for 30 June 2004 individuals specified in 31 December 2004, as different individuals were specified in 30 June 2004.

40 DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

(c) Remuneration of Specified Directors and Specified Executives continued

	PRIMARY					POST EMPLOYMENT		EQUITY		TOTAL
	Salary & fees $	Annual leave & long service leave movement[12] $	Cash bonus $	Long-term incentive plans[13] $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	Other $	$
Specified Executives										
P Allen (Group Chief Financial Officer)[7]										
31 December 2004	425,000	230,704	350,000	38,889	101,940	–	–	–	563,826	1,710,359
30 June 2004	731,707	–	731,707	–	290,232	21,951	–	2,633,102	–	4,408,699
R Green (Vice Chairman – Operations, United States)[8]										
31 December 2004	682,501	–	1,023,751	–	20,254	–	–	–	–	1,726,506
30 June 2004	1,403,312	–	1,929,554	–	34,371	–	–	–	–	3,367,237
M Gutman (Chief Operating Officer, UK and Europe)[9]										
31 December 2004	402,313	54,845	377,169	27,988	328,217	–	–	–	125,723	1,316,255
R Jordan (Chief Operating Officer, Australia and New Zealand)[10]										
31 December 2004	400,000	135,866	770,000	18,889	–	–	–	–	–	1,324,755
30 June 2004	841,596	–	450,000	–	–	–	–	1,674,837	–	2,966,433
K Wong (President – United States Operations)[11]										
31 December 2004	341,250	41,786	409,500	–	50,666	–	–	–	–	843,202
30 June 2004	701,656	–	701,656	–	36,329	29,578	–	3,402,662	38,392	4,910,273
Total Remuneration: Specified Executives										
31 December 2004	2,251,064	463,201	2,930,420	85,766	501,077	–	–	–	689,549	6,921,077
30 June 2004*	4,411,471	–	4,812,917	–	360,932	51,529	337,000	10,334,906	38,392	20,347,147

* Group totals in respect of the financial year ended 30 June 2004 do not necessarily equal the sums of amounts disclosed for 30 June 2004 individuals specified in 31 December 2004, as different individuals were specified in 30 June 2004.

[1] As disclosed in the Explanatory memorandum issued in connection with the Merger and further outlined in the 2004 Annual Report of the Company, the remuneration arrangements for Mr F Lowy, AC have been varied by agreement following the merger of the Westfield Group. The term of Mr F Lowy's service contract is open ended. The remuneration under that contract will be reviewed by the Remuneration Committee every two years. The current arrangements provide, in respect of the 12 month periods ending 30 June 2005 and 30 June 2006, for a base salary of $8 million and an annual performance bonus of $4 million and $5 million payable if the Westfield Group achieves the forecast distribution of $1.03 and $1.10 per stapled security in respect of those years.

Mr F Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post merger arrangements. The amount accrued for the shortened financial year was $50,752. Mr F Lowy's service contract does not contain provision for any payment on termination by the Company (with or without cause) other than the retirement benefit outlined above. Any other termination payment will be at the discretion of the Board acting on the recommendation of the Remuneration Committee.

Annual leave and long service leave entitlements accrued at 31 December 2004 are calculated based on Mr F Lowy's salary for the 2003/04 year (increased annually by CPI). Non-monetary benefits of $315,053 relate to Mr F Lowy's contractual entitlements to private usage of the Group's aircraft. The entitlement to private usage of the Group's aircraft by Mr F Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods. No options or awards were issued to the Chairman in the financial year.

[2] During the financial period Mr D Lowy exercised executive options. The options had been granted to Mr D Lowy in 1999 when he was Managing Director of the Company. Details of the options are set out in Note 40(d).

[3] Following Mr S Johns' retirement as an executive director in October 2003, Mr S Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relation issues. The fees of $304,000 include $75,000 Non-Executive Director fees, $10,000 Audit and Compliance Committee fees, $9,000 Risk Management Committee fees and $210,000 consultancy fees. The consultancy agreement is for a minimum period of 2 years commencing 1 October 2003.

[4] Mr P Lowy has been with the Westfield Group since 1983. He has resided in the United States since 1990. He was appointed as Managing Director since 1997. Mr P Lowy's salary and bonus is reviewed annually by the Remuneration Committee. No formal service contract is in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee. Mr P Lowy's salary disclosed is equivalent to US$750,000 ($1,023,751). Mr P Lowy's base salary is US$1,500,000 per annum. Mr P Lowy will participate in the EDA plan from 1 January 2005 and in the PIP plan from 1 January 2006 but only if the performance hurdle in the qualifying year is met. Refer to Note 40(b)(iii) for a detailed summary of the EDA Plan and PIP Plan. No options or awards were issued to Mr P Lowy during the financial year. As disclosed in the 2004 Annual Report, Mr P Lowy exercised options in the financial year ended 30 June 2004.

[5] Mr S Lowy has been with the Westfield Group since 1987. He was appointed as Managing Director since 1997. Mr S Lowy's salary and bonus is reviewed annually by the Remuneration Committee. No formal service contract is in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee. Mr S Lowy's base salary is $1,500,000 per annum. Mr S Lowy will participate in the EDA plan from 1 January 2005 and in the PIP plan from 1 January 2006 but only if the performance hurdle in the qualifying year is met. Refer to Note 40(b)(iii) for a detailed summary of the EDA Plan and PIP Plan. No options or awards were issued to Mr S Lowy during the financial year. Details of executive options exercised by Mr S Lowy in the financial year are set out in Note 40(d).

[6] Mr F Vincent joined the Board of the Company on 12 November 2004. He was appointed as a director of Westfield Management Limited on 13 July 2004 and Westfield America Management Limited on 29 May 2002. Mr Vincent's total fee of $75,000 includes $54,620 for his directorships of Westfield Management Limited and Westfield America Management Limited.

40 DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

(c) Remuneration of Specified Directors and Specified Executives continued

(7) Mr P Allen has been with the Westfield Group in excess of nine years. There is no formal service contract for Mr P Allen. Mr P Allen relocated from the United Kingdom in mid 2004. Although he gained the title of Group Chief Financial Officer on 1 October 2004, he acted in that capacity for the entire financial period. On 1 September 2004, Mr P Allen was issued an award of $350,000 under the EDA Plan. The vesting period is 3 years. There are no performance hurdles applicable during the vesting period. The amortisation of $38,889 is for the 4 months to 31 December 2004. Non-monetary benefits comprised loan forgiveness. Other benefits of $563,826 relate to losses, costs and expenses incurred by Mr P Allen in connection with his relocation to the Sydney office on short notice.

(8) Mr R Green has a service agreement with the Company which expires on 31 December 2005. Mr Green's annual compensation amount is US$1 million and a bonus of US$1.5 million. The agreement may be terminated for cause by giving 30 days written notice. There is no provision for termination without cause. No termination benefit is payable.

(9) Mr M Gutman relocated to the UK office in 2003. Mr M Gutman has a two year service agreement with the company ending on 31 July 2005. Mr M Gutman's base salary is GBP320,000 per annum.
At the end of the term, if Mr M Gutman does not continue with the Group, the company will pay one year's base salary and other accrued entitlements. Any unvested awards granted under the equity-linked incentive plans will vest and may be exercised by the executive.
On 1 September 2004, Mr M Gutman was issued an award of GBP100,000 ($251,889) under the EDA Plan. The vesting period is 3 years. There are no performance hurdles applicable during the vesting period. The amortisation of $27,988 is for the 4 months to 31 December 2004. Non-monetary benefits comprised normal expatriate benefits including accommodation plus fringe benefit tax on those benefits. Other benefits of $125,723 relate to losses, costs and expenses incurred by Mr M Gutman in connection with his relocation to the UK office.

(10) Mr R Jordan has been with the Westfield Group in excess of seventeen years. There is no formal service contract for Mr R Jordan. Mr R Jordan's bonus includes a special performance bonus in recognition of Mr R Jordan having met certain additional performance objectives. On 1 September 2004, Mr R Jordan was issued an award of $170,000 under the EDA Plan. The vesting period is 3 years. There are no performance hurdles applicable during the vesting period. The amortisation of $18,889 is for the 4 months to 31 December 2004.

(11) Mr K Wong has a three year service agreement with the Company ending on 27 February 2006. Mr Wong's base salary is US$500,000 per annum. For the years ending 31 December 2004 and 2005, Mr Wong is guaranteed a minimum bonus of US$500,000. During the period, non-monetary benefits provided to him comprised medical benefits and deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan.
The Company may terminate Mr Wong's service agreement with or without cause. On termination for cause he will receive any base salary due and owing on the date of termination, any pro-rated bonuses earned but not paid and any accrued leave entitlements. On termination without cause, he will receive 12 months base salary; any bonus earned but not paid and any accrued leave entitlements. Any unvested awards granted under the equity-linked incentive plans will vest and may be exercised by the executive.

(12) The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the shortened financial year.

(13) Refer Note 40(b)(iii).

(14) No options were granted to Non-Executive Directors in the shortened financial year. No options held by Non-Executive Directors lapsed during the shortened financial year.

(15) No options or awards were issued to the Specified Executives under the Executive Option Plan or Executive Performance Share Plan. All specified Executives will participate in the PIP Plan from 1 January 2006 but only if the performance hurdle in the Qualifying Year is met.

(d) Option holdings of Specified Directors and Specified Executives

During the shortened financial year, no options and awards ("Options") were issued to executives under the Executive Option Plan and the Executive Performance Share Plan (together the "Option Plans").

On 25 May 2004, The Supreme Court of New South Wales ordered, under section 411 of the Corporations Act, that a meeting of Westfield Holdings Limited shareholders be held to vote on the proposed merger by stapling. Under the terms of the Option Plans, the convening of the scheme meeting gave Optionholders a right to exercise all outstanding Options including an accelerated right in respect of previously unvested Options. In accordance with the terms of Option Plans, that right could be exercised at any time prior to the effective date of the merger being 2 July 2004. Options over Westfield shares not exercised prior to that date reverted to their previous terms of exercise and were converted to Options over stapled securities on a 1:1 basis in accordance with amendments made to the Option Plans. That conversion was consistent with the merger ratios applied in the scheme of arrangement. In all other respects the terms of the Option Plans remain substantially unaltered. Under the terms of the Option Plans, Westfield was able to satisfy the exercise of an Executive Option in one of the following ways:

(i) issuing or transferring a Westfield share to the Executive Optionholder;

(ii) paying the Optionholder an amount equal to the difference between market value of a Westfield Share as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Option ("Profit Element"); or

(iii) issuing or transferring a Westfield share to the Executive Optionholder equal to the value of the Profit Element.

Westfield used methods (i) and (iii) to satisfy the entitlements of Optionholders who elected to exercise Options prior to the effective date of the merger. In some cases, Westfield utilised the Westfield shares held by the Westfield Executive Option Trust to satisfy the entitlements of Optionholders. That Trust had previously acquired Westfield shares to enable Westfield, at its discretion, to satisfy the exercise of an Option by way of a transfer of a Westfield share to Optionholders on exercise of Options.

40 DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

(d) Option holdings of Specified Directors and Specified Executives continued

	Balance at beginning of period 1 Jul 2004	Options exercised	Accelerated balance at end of period 31 Dec 2004	Vesting as a result of merger during the period
Specified Directors				
DH Lowy, AM	1,250,000	(1,250,000)	–	625,000 *
SM Lowy	1,250,000	(1,250,000)	–	625,000 *
Specified Executives				
M Gutman	420,710	(420,710)	–	333,210
Total	2,920,710	(2,920,710)	–	1,583,210

* The original last vesting date for these options was 1 October 2004.

(e) Shares issued/transferred on the exercise of remuneration options

	Options exercised Number	Shares issued/ transferred Number	Paid $ per Share	Unpaid $ per Share
Specified Directors				
DH Lowy, AM	1,250,000	1,250,000	9.31	–
SM Lowy	1,250,000	1,250,000	9.31	–
Specified Executives				
M Gutman	420,170[1]	104,705	–	–
Total	2,920,170	2,604,705		

[1] Under the terms of the option plan, the Company is able to issue a Westfield share to the Executive Optionholder equal to the value of the profit element.

(f) Shareholding of Specified Directors and Specified Executives

Stapled securities held in Westfield Group (WDC) (number)	Balance 1 July 2004	Granted as remuneration	On exercise of options	Net change Other[2]	Balance[1] 31 Dec 2004
Specified Directors					
FP Lowy, AC DH Lowy, AM PS Lowy SM Lowy	155,136,087		2,500,000	8,814,251[3]	166,450,338
RL Furman	–				–
DM Gonski, AO	164,229			135,298	299,527
FG Hilmer, AO	91,454			97,979	189,433
SP Johns	1,598,400			230,565	1,828,965
JB Studdy, AM	21,190			17,383	38,573
FT Vincent	–				–
GH Weiss	–				–
DR Wills, AO	20,000				20,000
CM Zampatti, AM	221,654				221,654
Specified Executives					
P Allen	244,279			(78,248)	166,031
R Green	–				–
M Gutman	220,300		104,705	58,585	383,590
R Jordan	724,869				724,869
K Wong	114,276			(114,276)	–
Total	158,556,738	–	2,604,705	9,161,537	170,322,980

40 DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

(f) Shareholding of Specified Directors and Specified Executives continued

[1] The Accounting Standard AASB 1046, Director and Executive Disclosures by Disclosing Entities, paragraph 8.5 requires that the equity interests held directly, indirectly or beneficially by each specified director and specified executive, including their personally-related entities be included. Personally-related entities include the interests held by the specified director and/or specified executives' relatives, spouses and any entities jointly or severally controlled by them.

[2] A significant proportion of the changes listed in this column are not the result of the sale or acquisition of Westfield Group stapled securities by the specified directors and/or specified executives but as a result of the impact of the conversion of units held by the directors in Westfield Trust and/or Westfield America Trust to Westfield Group stapled securities.

[3] The aggregate interest of the Lowy directors includes family holdings and interests held by Amondi Pty Limited as trustee of the Westfield Executive Option Plan Trust, the US Executive Share Plan Trust and Westfield C Fund Pty Limited as trustee of the Westfield Superannuation C Fund. The net change includes the acquisitions, transfers and disposals of those entities. The Lowy directors did not dispose of any shares.

(g) Loans to Specified Directors and Specified Executives

Loan disclosures

	Balance at beginning of period $000	Interest charged $000	Interest not charged $000	Provision for loan forgiveness $000	Balance at end of period $000	Highest owing in period $000
Specified Executive						
P Allen	100	–[1]	–	(50)	50	100
Total Specified Executive	100	–	–	(50)	50	100

Terms and conditions of loans

Loan to executive is interest free. The loan agreement provided for the principal to be forgiven by July 2005.

[1] The current period non monetary benefits (as disclosed in Note 40(c)) includes a total amount of interest and FBT liability of $4,854 calculated based on Mr P Allen's opening loan of $100,000 at 5% per annum.

(h) Other transactions and balances with Specified Directors and Specified Executives

(i) During the shortened financial year, the Trustee of the Westfield Executive Option Plan Trust ("Trust") acquired nil (30 June 2004: nil) and disposed of 322,500 (30 June 2004: 1,777,500) shares in the Parent Company in accordance with the rules of the Westfield Holdings Limited Executive Option Plan. At 31 December 2004 the Trust held 5,869,425 (30 June 2004: 6,191,925) shares.

(ii) During the shortened financial year, the Trustee of the US based executive option plan trust acquired nil (30 June 2004: 138,409) shares and disposed nil (30 June 2004: 655,897) shares in the Parent Company in accordance with the rules of the Westfield Holdings Limited Executive Performance Share Plan. At 31 December 2004 the US based Trust held nil (30 June 2004: nil) shares.

(iii) During the shortened financial year the Trustees of the Westfield Superannuation Funds disposed of 1,221,284 (30 June 2004: 1,134,461) shares in the Parent Company in accordance with the Rules of the Superannuation Funds.

(iv) During the shortened financial year:

(a) an aggregate amount of $193,620 (30 June 2004: $512,166) was recognised as income relating to services provided by the Westfield Group on commercial terms to director related entities of FP Lowy, DH Lowy, PS Lowy and SM Lowy, of which an aggregate amount of $7,558 (30 June 2004: $219,336) was recognised as a current receivable from such Director related entities as at 31 December 2004 for the usage of such assets; and

(b) an aggregate amount of $24,711 (30 June 2004: $109,983) was recognised as an expense relating to business usage by the Westfield Group on commercial terms of assets owned by Director related entities of FP Lowy, DH Lowy, PS Lowy and SM Lowy.

(v) During the shortened financial year, in accordance with the Rules of the Westfield Holdings Limited Executive Option Plan ("Option Plan") which was established in accordance with the Listing Rules of Australian Stock Exchange Limited and approved by Members of the Parent Company at its Annual General Meeting on 12 November 1998, the Trust repaid loans from the Westfield Group of $3,409,400 (30 June 2004: $16,618,636). As at 31 December 2004 the amount owing by the Trust was $60,452,678 (30 June 2004: $63,862,078). During the period $808,807 (30 June 2004: $2,270,114) interest was charged on this loan. This interest charge has been included in interest income of the Westfield Group.

(vi) During the shortened financial year, transactions occurred between the Westfield Group and Specified Directors and Specified Executives which were within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available to other employees, customers or suppliers, being the performance of contracts of employment; the reimbursement of expenses; and the payment of dividends by the Parent Company in respect of ordinary shares held in the Parent Company.

41 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES

Name of entity	31 DEC 04 – INTEREST Beneficial Parent Company %	31 DEC 04 – INTEREST Beneficial Westfield Group %	31 DEC 04 – INTEREST Consolidated or Equity accounted %	30 JUN 04 – INTEREST Beneficial interest %	30 JUN 04 – INTEREST Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA					
Parent Company					
Westfield Holdings Limited	100.0	100.0	100.0	100.0	100.0
Consolidated Controlled Entities					
Adurant Pty Limited	100.0	100.0	100.0	100.0	100.0
Alphen Pty Limited	100.0	100.0	100.0	100.0	100.0
Annsa Pty Ltd	100.0	100.0	100.0	100.0	100.0
Bobian Pty Limited	100.0	100.0	100.0	85.0	100.0
Bondi Junction Trust	–	100.0	100.0	–	–
Carindale Property Trust	–	50.0	100.0	–	–
Cavemont Pty Limited	100.0	100.0	100.0	100.0	100.0
Croissy Pty Limited	100.0	100.0	100.0	100.0	100.0
Descon Invest Pty Limited	100.0	100.0	100.0	100.0	100.0
Fountain Gate Trust	–	100.0	100.0	–	–
Gaural Pty Limited	100.0	100.0	100.0	100.0	100.0
Greissen Limited	100.0	100.0	100.0	100.0	100.0
Lourens Pty Limited	100.0	100.0	100.0	100.0	100.0
Lycus Pty Limited	100.0	100.0	100.0	100.0	100.0
Marchet Limited	100.0	100.0	100.0	100.0	100.0
Market Street Investment Trust	–	100.0	100.0	–	–
Market Street Property Trust	–	100.0	100.0	–	–
Nauthiz Pty Limited	100.0	100.0	100.0	100.0	100.0
Orta Pty Limited	100.0	100.0	100.0	100.0	100.0
Parliv Pty Limited	100.0	100.0	100.0	100.0	100.0
Regional Shopping Centre Nominees Pty Limited	100.0	100.0	100.0	100.0	100.0
Risemond Pty Limited	100.0	100.0	100.0	100.0	100.0
Salazar Pty Limited (In liquidation)	100.0	100.0	100.0	100.0	100.0
Samel Pty Limited	100.0	100.0	100.0	100.0	100.0
Titania Services Pty Limited	100.0	100.0	100.0	100.0	100.0
Variscite Pty Limited	100.0	100.0	100.0	100.0	100.0
VIC Shopping Centre Trust	–	100.0	100.0	–	–
WD Trust	–	100.0	100.0	–	–
WestArt Trust	–	100.0	100.0	–	–
Westfield (NZ) Sub Trust	–	100.0	100.0	–	–
Westfield Alliances (NZ) Pty Limited	100.0	100.0	100.0	85.0	100.0
Westfield Alliances Carindale Pty Limited	85.0	100.0	100.0	85.0	100.0
Westfield Alliances Pty Limited	100.0	100.0	100.0	85.0	100.0
Westfield America Management Limited	100.0	100.0	100.0	100.0	100.0
Westfield America Trust	4.7	100.0	100.0	4.7	4.7
Westfield American Investments Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Capital Assets Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Capital Corporation Finance Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Capital Corporation Limited	100.0	100.0	100.0	100.0	100.0
Westfield Capital Financial Services Limited	100.0	100.0	100.0	100.0	100.0
Westfield Carindale Management Limited	100.0	100.0	100.0	–	–
Westfield Chatswood Trust	–	100.0	100.0	–	–
Westfield Custodian Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Design and Construction Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Developments Pty Limited	100.0	100.0	100.0	100.0	100.0

41 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of entity	31 DEC 04 – INTEREST Beneficial Parent Company %	Beneficial Westfield Group %	Consolidated or Equity accounted %	30 JUN 04 – INTEREST Beneficial interest %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA CONTINUED					
Consolidated Controlled Entities continued					
Westfield European Investments Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Finance (Aust) Limited (formerly Mitcec Limited)	100.0	100.0	100.0	100.0	100.0
Westfield Funds Management Limited	100.0	100.0	100.0	100.0	100.0
Westfield Internet Shoppingtown Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Limited	100.0	100.0	100.0	100.0	100.0
Westfield Management Limited	100.0	100.0	100.0	100.0	100.0
Westfield Morley Trust	–	100.0	100.0	–	–
Westfield No. 1 Pty Limited	100.0	100.0	100.0	85.0	100.0
Westfield No. 4 Pty Limited	100.0	100.0	100.0	85.0	100.0
Westfield Northgate Trust	–	100.0	100.0	–	–
Westfield Number 2 Sub Trust	–	100.0	100.0	–	–
Westfield Number 3 Sub Trust	–	100.0	100.0	–	–
Westfield Number 4 Sub Trust	–	100.0	100.0	–	–
Westfield Projects (Australia) Limited	100.0	100.0	100.0	100.0	100.0
Westfield Promotion Fund Management Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Queensland Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield RSCF Management Limited	100.0	100.0	100.0	100.0	100.0
Westfield Services Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Services Trust	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (A.C.T.) Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (Qld.) Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (S.A.) Pty Ltd	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (Vic.) Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Shoppingtown Carousel Pty Limited	100.0	100.0	100.0	100.0	100.0
Westfield Shoppingtown Property Trust	–	100.0	100.0	–	–
Westfield Sub Trust A	–	100.0	100.0	–	–
Westfield Sub Trust B	–	100.0	100.0	–	–
Westfield Sub Trust C	–	100.0	100.0	–	–
Westfield Sub Trust D	–	100.0	100.0	–	–
Westfield Sub Trust E	–	100.0	100.0	–	–
Westfield Sub Trust F	–	100.0	100.0	–	–
Westfield Sub Trust G	–	100.0	100.0	–	–
Westfield Sub Trust H	–	100.0	100.0	–	–
Westfield Sub Trust I	–	100.0	100.0	–	–
Westfield Sub Trust J	–	100.0	100.0	–	–
Westfield Sub Trust K	–	100.0	100.0	–	–
Westfield Trust	–	100.0	100.0	–	–
Westfield Tuggerah Trust	–	100.0	100.0	–	–
Westfield U.S. Investments Pty Limited	100.0	100.0	100.0	100.0	100.0
WestNM Trust	100.0	100.0	100.0	100.0	100.0
WestUS Pty Limited	100.0	100.0	100.0	100.0	100.0
WestUS Trust	100.0	100.0	100.0	100.0	100.0
WFA Finance (Aust) Pty Limited	4.7	100.0	100.0	–	–
Woodfield Pty Limited	100.0	100.0	100.0	100.0	100.0
WRS Pty Limited	100.0	100.0	100.0	100.0	100.0
WT Finance (Aust) Pty Limited	–	100.0	100.0	–	–
Zed Investments Pty Limited	100.0	100.0	100.0	100.0	100.0

41 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of entity	31 DEC 04 – INTEREST Beneficial Parent Company %	Beneficial Westfield Group %	Consolidated or Equity accounted %	30 JUN 04 – INTEREST Beneficial interest %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA CONTINUED					
Proportionately Consolidated Joint Ventures					
Westfield Airport West	–	50.0	50.0	–	–
Westfield Bay City	–	50.0	50.0	–	–
Westfield Belconnen	–	50.0	50.0	–	–
Westfield Carindale	–	25.0	50.0	–	–
Westfield Hurstville	–	50.0	50.0	–	–
Westfield Liverpool	–	50.0	50.0	–	–
Westfield Marion	–	50.0	50.0	–	–
Westfield Miranda	–	50.0	50.0	–	–
Westfield North Lakes	–	50.0	50.0	–	–
Westfield Parramatta	–	50.0	50.0	–	–
Westfield Plenty Valley	–	50.0	50.0	–	–
Westfield Whitford City	–	50.0	50.0	–	–
Equity Accounted Entities					
AMP Wholesale Shopping Centre Trust No.2	–	10.0	10.0	–	–
Karrinyup Shopping Centre Trust	–	25.0	25.0	–	–
Mt Druitt Shopping Centre Trust	–	50.0	50.0	–	–
SA Shopping Centre Trust	–	50.0	50.0	–	–
Southland Trust	–	50.0	50.0	–	–
Tea Tree Plaza Trust	–	50.0	50.0	–	–
ENTITIES INCORPORATED IN JERSEY					
Consolidated Controlled Entities					
The Westfield Jersey Unit Trust	100.0	100.0	100.0	100.0	100.0
Westfield Management Jersey Limited	100.0	100.0	100.0	100.0	100.0
Westfield Management Jersey (Nominee) Limited	100.0	100.0	100.0	100.0	100.0
Westfield UK Acquisitions (Jersey) Limited	51.0	100.0	100.0	–	–
Equity Accounted Entities					
W (No.1) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0
W (No.1) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0
W (No.2) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0
W (No.2) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0
W (No.3) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0
W (No.3) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0
W (No.4) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0
W (No.4) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0
W (No.5) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0
W (No.5) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0
W (No.6) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0
W (No.6) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0
ENTITIES INCORPORATED IN LUXEMBOURG					
Consolidated Controlled Entities					
Darmor SA	100.0	100.0	100.0	100.0	100.0
ENTITIES INCORPORATED IN MALAYSIA					
Consolidated Controlled Entities					
Westasia Malls Sdn. Bhd.	100.0	100.0	100.0	100.0	100.0
Westfield Shoppingtowns Corporation Sdn Bhd	100.0	100.0	100.0	100.0	100.0

41 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 DEC 04 – INTEREST			30 JUN 04 – INTEREST	
	Beneficial				
Name of entity	Parent Company %	Westfield Group %	Consolidated or Equity accounted %	Beneficial interest %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN NEW ZEALAND					
Consolidated Controlled Entities					
Albany Shopping Centre (No 2) Limited	–	100.0	100.0	–	–
Albany Shopping Centre Limited	–	100.0	100.0	–	–
Cedarville Properties Limited	–	100.0	100.0	–	–
Chartwell Shopping Centre Limited	–	100.0	100.0	–	–
Downtown Shopping Centre (No 2) Limited	–	100.0	100.0	–	–
Downtown Shopping Centre Limited	–	100.0	100.0	–	–
Glenfield Mall Limited	–	100.0	100.0	–	–
Johnsonville Shopping Centre Limited	–	100.0	100.0	–	–
Kroftfield Properties Limited	–	100.0	100.0	–	–
Manukau City Centre Limited	–	100.0	100.0	–	–
Petavid Investments Limited	–	100.0	100.0	–	–
Queensgate Centre Limited	–	100.0	100.0	–	–
Redisville Enterprises Limited	–	100.0	100.0	–	–
Riccarton Shopping Centre (1997) Limited	–	100.0	100.0	–	–
Shore City Centre (1993) Limited	–	100.0	100.0	–	–
St Lukes Group (No. 2) Limited	–	100.0	100.0	–	–
St Lukes Group Holdings Limited	–	100.0	100.0	–	–
St Lukes Group Limited	–	100.0	100.0	–	–
St Lukes Square (1993) Limited	–	100.0	100.0	–	–
The Plaza Pakuranga Limited	–	100.0	100.0	–	–
WestCity Shopping Centre Limited	–	100.0	100.0	–	–
Westfield (New Zealand) Limited	100.0	100.0	100.0	100.0	100.0
Westfield Finance (NZ) Limited	100.0	100.0	100.0	100.0	100.0
Westfield Leasing (NZ) Limited	100.0	100.0	100.0	100.0	100.0
Westfield Properties (New Zealand) Limited	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (NZ) Limited	100.0	100.0	100.0	100.0	100.0
Westfield Trust (NZ) Limited	–	100.0	100.0	–	–
WT Finance (NZ) Limited	–	100.0	100.0	–	–
ENTITIES INCORPORATED IN SINGAPORE					
Consolidated Controlled Entities					
WRMS Pte Limited	100.0	100.0	100.0	100.0	100.0
ENTITIES INCORPORATED IN UNITED KINGDOM					
Consolidated Controlled Entities					
Westfield Acquisitions PLC	51.0	100.0	100.0	–	–
Westfield Shoppingtowns Limited	100.0	100.0	100.0	100.0	100.0
Westfield UK General Partner Limited	100.0	100.0	100.0	100.0	100.0
Westfield UK Limited Partnership	100.0	100.0	100.0	100.0	100.0
Westfield UK (Nominee) Limited	100.0	100.0	100.0	100.0	100.0
Westfield Wholesale General Partner Limited	100.0	100.0	100.0	100.0	100.0
Westfield Wholesale (Nominee) Limited	100.0	100.0	100.0	100.0	100.0
Equity Accounted Entities					
Broadmarsh Retail General Partner Limited	75.0	75.0	75.0	75.0	75.0
DGL Acquisitions Limited	25.5	50.0	50.0	–	–
The Broadmarsh Retail Limited Partnership	75.0	75.0	75.0	75.0	75.0
Wimslow (No. 1) General Partner Limited	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 1) Limited Partnership	50.0	50.0	50.0	50.0	50.0

41 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of entity	31 DEC 04 – INTEREST Beneficial Parent Company %	31 DEC 04 – INTEREST Beneficial Westfield Group %	31 DEC 04 – INTEREST Consolidated or Equity accounted %	30 JUN 04 – INTEREST Beneficial interest %	30 JUN 04 – INTEREST Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED KINGDOM CONTINUED					
Equity Accounted Entities continued					
Wimslow (No. 2) General Partner Limited	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 2) Limited Partnership	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 3) General Partner Limited	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 3) Limited Partnership	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 4) General Partner Limited	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 4) Limited Partnership	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 5) General Partner Limited	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 5) Limited Partnership	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 6) General Partner Limited	50.0	50.0	50.0	50.0	50.0
Wimslow (No. 6) Limited Partnership	50.0	50.0	50.0	50.0	50.0
ENTITIES INCORPORATED IN UNITED STATES					
Consolidated Controlled Entities					
1801 Avenue of the Stars LP	17.3	93.8	100.0	–	–
Agoura Hills Acquisition LLC	17.3	93.8	100.0	17.3	17.3
Anita Associates	15.5	84.1	100.0	15.5	15.5
Annapolis Holdings LLC	17.3	93.8	100.0	17.3	17.3
Annapolis Land LLC	17.3	93.8	100.0	17.3	17.3
Annapolis Mall Limited Partnership	17.3	93.8	100.0	17.3	17.3
Annapolis Mall LLC	17.3	93.8	100.0	17.3	17.3
Annapolis Manager LLC	17.3	93.8	100.0	17.3	17.3
Annapolis Parcel LLC	17.3	93.8	100.0	17.3	17.3
Annapolis Shoppingtown LLC	17.3	93.8	100.0	17.3	17.3
Arch Real Estate LLC	17.3	93.8	100.0	17.3	17.3
Avenue of the Stars GP Inc	17.3	93.8	100.0	–	–
Bellweather Properties of Florida (Limited)	17.3	93.8	100.0	17.3	17.3
Brandon Land Partners, Ltd.	17.3	93.8	100.0	17.3	17.3
Brandon Shopping Center Partners, Ltd.	17.3	93.8	100.0	17.3	17.3
Capital Mall Company	17.3	93.8	100.0	17.3	17.3
Capital Mall Holdings LLC	17.3	93.8	100.0	17.3	17.3
Capital Mall Land LLC	17.3	93.8	100.0	17.3	17.3
Capital Shopping Center LLC	17.3	93.8	100.0	17.3	17.3
Capital Shopping Center, Inc.	17.3	93.8	100.0	17.3	17.3
CC Building GP LLC	17.3	93.8	100.0	17.3	17.3
CC Building L.P.	17.3	93.8	100.0	17.3	17.3
Century City Mall Partners, LLC	17.3	93.8	100.0	17.3	17.3
Century City Mall, LLC	17.3	93.8	100.0	17.3	17.3
Chesterfield Parcel LLC	17.3	93.8	100.0	17.3	17.3
Citrus Park Venture Limited Partnership	17.3	93.8	100.0	17.3	17.3
CMF, Inc.	17.3	93.8	100.0	17.3	17.3
Connecticut Post Mall LLC	17.3	93.8	100.0	17.3	17.3
Connecticut Post Mall No.2 LLC	17.3	93.8	100.0	17.3	17.3
Crestwood Holdings LLC	17.3	93.8	100.0	17.3	17.3
Crestwood Plaza, Inc.	17.3	93.8	100.0	17.3	17.3
Downtown Plaza Holdings LLC	17.3	93.8	100.0	17.3	17.3
Downtown Plaza LLC	17.3	93.8	100.0	17.3	17.3
Eagle Rock Holdings LLC	17.3	93.8	100.0	17.3	17.3
Eagle Rock Manager LLC	17.3	93.8	100.0	17.3	17.3

41 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of entity	31 DEC 04 – INTEREST Beneficial Parent Company %	Beneficial Westfield Group %	Consolidated or Equity accounted %	30 JUN 04 – INTEREST Beneficial interest %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES CONTINUED					
Consolidated Controlled Entities continued					
Eagle Rock Plaza LLC	17.3	93.8	100.0	17.3	17.3
Eagle Rock Properties, Inc.	17.3	93.8	100.0	17.3	17.3
Eastland Holdings LLC	17.3	93.8	100.0	17.3	17.3
Eastland Manager LLC	17.3	93.8	100.0	17.3	17.3
Eastland Shopping Center L.P.	17.3	93.8	100.0	17.3	17.3
Enfield Holdings II LLC	17.3	93.8	100.0	17.3	17.3
Enfield Holdings LLC	17.3	93.8	100.0	17.3	17.3
Enfield Land LLC	17.3	93.8	100.0	17.3	17.3
Enfield Square LLC	17.3	93.8	100.0	17.3	17.3
Enfield Square, Inc.	17.3	93.8	100.0	17.3	17.3
EWH Escondido Associates L.P.	17.3	93.8	100.0	17.3	17.3
Fashion Square, LLC	17.3	93.8	100.0	17.3	17.3
FH Financing LLC	17.3	93.8	100.0	17.3	17.3
Fox Hills Holdings I LP	17.3	93.8	100.0	17.3	17.3
Fox Hills Holdings II LLC	17.3	93.8	100.0	17.3	17.3
Fox Hills Mall L.P.	17.3	93.8	100.0	17.3	17.3
Fox Hills Mall, Inc.	17.3	93.8	100.0	17.3	17.3
Fox Valley Mall LLC	17.3	93.8	100.0	17.3	17.3
Franklin Park Parcel LLC	17.3	93.8	100.0	17.3	17.3
Great Northern Partnership	17.3	93.8	100.0	17.3	17.3
Growth Head GP, LLC	17.3	93.8	100.0	17.3	17.3
GSP Holdings LLC	17.3	93.8	100.0	17.3	17.3
Hahn UPI	13.7	74.4	100.0	13.7	13.7
Hawthorn Theatre LLC	17.3	93.8	100.0	17.3	17.3
Hawthorn, L.P	17.3	93.8	100.0	17.3	17.3
Head Acquisition, L.P.	17.3	93.8	100.0	17.3	17.3
Horton Land LLC	17.3	93.8	100.0	17.3	17.3
Horton Plaza Holdings I LP	17.3	93.8	100.0	17.3	17.3
Horton Plaza Holdings II LLC	17.3	93.8	100.0	17.3	17.3
Horton Plaza L.P.	17.3	93.8	100.0	17.3	17.3
Horton Plaza, Inc.	17.3	93.8	100.0	17.3	17.3
Independence Mall Associates L.P.	13.4	72.7	100.0	13.4	13.4
Independence Mall Holdings LLC	17.3	93.8	100.0	17.3	17.3
Independence Service, Inc.	13.4	72.7	100.0	13.4	13.4
Independence Shoppingtown LLC	13.4	72.7	100.0	13.4	13.4
Louis Joliet Holdings LLC	17.3	93.8	100.0	17.3	17.3
Louis Joliet Shoppingtown LP	17.3	93.8	100.0	17.3	17.3
MainPlace Shoppingtown LLC	17.3	93.8	100.0	17.3	17.3
Meriden Holdings LLC	17.3	93.8	100.0	17.3	17.3
Meriden Square #1 LLC	17.3	93.8	100.0	17.3	17.3
Meriden Square #2 LLC	17.3	93.8	100.0	17.3	17.3
Meriden Square #3 LLC	17.3	93.8	100.0	17.3	17.3
Meriden Square Partnership	17.3	93.8	100.0	17.3	17.3
Mid Rivers Holdings LLC	17.3	93.8	100.0	17.3	17.3
Mid Rivers Land Holdings LLC	17.3	93.8	100.0	17.3	17.3
Mid Rivers Land LLC	17.3	93.8	100.0	17.3	17.3
Mid Rivers Land LLC II	17.3	93.8	100.0	17.3	17.3
Mid Rivers Land, Inc.	17.3	93.8	100.0	17.3	17.3

41 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of entity	31 DEC 04 – INTEREST Beneficial Parent Company %	Beneficial Westfield Group %	Consolidated or Equity accounted %	30 JUN 04 – INTEREST Beneficial interest %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES CONTINUED					
Consolidated Controlled Entities continued					
Mid Rivers Mall LLC	17.3	93.8	100.0	17.3	17.3
Mid Rivers Office Development I, Inc.	17.3	93.8	100.0	17.3	17.3
Mid Rivers, Inc.	17.3	93.8	100.0	17.3	17.3
Mission Valley Center LLC	17.3	93.8	100.0	17.3	17.3
Mission Valley Finance Corporation	17.3	93.8	100.0	17.3	17.3
Mission Valley Manager LLC	17.3	93.8	100.0	17.3	17.3
Mission Valley Partnership	13.1	71.1	100.0	13.1	13.1
Mission Valley Service, Inc.	13.1	71.1	100.0	13.1	13.1
Montgomery Mall Properties, Inc.	17.3	93.8	100.0	17.3	17.3
North County Fair L.P.	17.3	93.8	100.0	17.3	17.3
Northwest Mall Holdings LLC	17.3	93.8	100.0	17.3	17.3
Northwest Plaza LLC	17.3	93.8	100.0	17.3	17.3
Northwest Plaza, Inc.	17.3	93.8	100.0	17.3	17.3
Oakridge Mall L.P.	17.3	93.8	100.0	17.3	17.3
Oakridge Mall, Inc.	17.3	93.8	100.0	17.3	17.3
Old Orchard Urban Limited Partnership	17.3	93.8	100.0	17.3	17.3
Parkway Plaza Holdings I L.P.	17.3	93.8	100.0	17.3	17.3
Parkway Plaza Holdings II LLC	17.3	93.8	100.0	17.3	17.3
Parkway Plaza L.P.	17.3	93.8	100.0	17.3	17.3
Parkway Plaza, Inc.	17.3	93.8	100.0	17.3	17.3
PCRGP L.P.	17.3	93.8	100.0	17.3	17.3
Plaza Bonita Holdings I LP	17.3	93.8	100.0	17.3	17.3
Plaza Bonita Holdings II LLC	17.3	93.8	100.0	17.3	17.3
Plaza Bonita II LLC	17.3	93.8	100.0	17.3	17.3
Plaza Bonita II LP	17.3	93.8	100.0	17.3	17.3
Plaza Bonita Inc.	17.3	93.8	100.0	17.3	17.3
Plaza Bonita L.P.	17.3	93.8	100.0	17.3	17.3
Plaza Camino Real LLC	17.3	93.8	100.0	17.3	17.3
Plaza West Covina L.P.	17.3	93.8	100.0	17.3	17.3
Plaza West Covina, Inc.	17.3	93.8	100.0	17.3	17.3
Promenade L.P.	17.3	93.8	100.0	17.3	17.3
Residential Real Estate I LLC	17.3	93.8	100.0	17.3	17.3
Residential Rental and Investments, Inc.	17.3	93.8	100.0	17.3	17.3
Roseville Shoppingtown LLC	17.3	93.8	100.0	17.3	17.3
S.F. Shopping Centre Associates, L.P.	17.3	93.8	100.0	17.3	17.3
Santa Ana Venture	17.3	93.8	100.0	17.3	17.3
Santa Anita Fashion Park L.P.	17.3	93.8	100.0	17.3	17.3
Santa Anita GP LLC	17.3	93.8	100.0	17.3	17.3
Santa Anita Service, Inc.	15.5	84.1	100.0	15.5	15.5
Sarasota Shoppingtown LLC	17.3	93.8	100.0	17.3	17.3
Sargent Drive Acquisition LLC	17.3	93.8	100.0	17.3	17.3
Sargent Drive Holding LLC	17.3	93.8	100.0	17.3	17.3
Solano Mall L.P.	17.3	93.8	100.0	17.3	17.3
South County Center LLC	17.3	93.8	100.0	17.3	17.3
South County Holdings LLC	17.3	93.8	100.0	17.3	17.3
South County Post Office LLC	17.3	93.8	100.0	17.3	17.3
South County Properties, Inc.	17.3	93.8	100.0	17.3	17.3
South County Shoppingtown LLC	17.3	93.8	100.0	17.3	17.3

41 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of entity	31 DEC 04 – INTEREST Beneficial Parent Company %	Westfield Group %	Consolidated or Equity accounted %	30 JUN 04 – INTEREST Beneficial interest %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES CONTINUED					
Consolidated Controlled Entities continued					
South Shore Mall Holdings LLC	17.3	93.8	100.0	17.3	17.3
South Shore Mall LLC	17.3	93.8	100.0	17.3	17.3
South Shore Manager LLC	17.3	93.8	100.0	17.3	17.3
Southgate Plaza LLC	17.3	93.8	100.0	17.3	17.3
SSM Land LLC	17.3	93.8	100.0	17.3	17.3
The Connecticut Post Limited Partnership	17.3	93.8	100.0	17.3	17.3
Topanga Center, Inc.	17.3	93.8	100.0	17.3	17.3
Topanga Plaza L.P.	17.3	93.8	100.0	17.3	17.3
Topanga Plaza Owner LLC	17.3	93.8	100.0	17.3	17.3
Trumbull Department Stores, Inc.	17.3	93.8	100.0	17.3	17.3
Trumbull Mall LLC	17.3	93.8	100.0	17.3	17.3
Trumbull Shopping Center # 1 LLC	17.3	93.8	100.0	17.3	17.3
Trumbull Shopping Center # 2 LLC	17.3	93.8	100.0	17.3	17.3
UC Century Genpar, LLC	17.3	93.8	100.0	17.3	17.3
UPI Associates	3.0	16.4	100.0	3.0	3.0
Urban Roseville LLC	17.3	93.8	100.0	17.3	17.3
Urban Shopping Centers, L.P.	17.3	93.8	100.0	17.3	17.3
Vancouver Holdings LLC	17.3	93.8	100.0	17.3	17.3
Vancouver Mall II Limited Partnership	17.3	93.8	100.0	17.3	17.3
Vancouver Mall II LLC	17.3	93.8	100.0	17.3	17.3
Vancouver Mall LLC	17.3	93.8	100.0	17.3	17.3
WALP Service, Inc.	17.3	93.8	100.0	17.3	17.3
WAP HC, Inc.	17.3	93.8	100.0	17.3	17.3
WCMI (Texas), Inc.	100.0	100.0	100.0	100.0	100.0
WEA Belden LLC	17.3	93.8	100.0	17.3	17.3
WEA Brandon I GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Brandon II GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Century City GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Chesterfield LLC	17.3	93.8	100.0	17.3	17.3
WEA Citrus GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Countryside GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Crestwood Plaza LLC	17.3	93.8	100.0	17.3	17.3
WEA CT Houses LLC	17.3	93.8	100.0	17.3	17.3
WEA Eastridge LP	17.3	93.8	100.0	17.3	17.3
WEA Finance LLC	17.3	93.8	100.0	17.3	17.3
WEA Fox Valley GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Galleria GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Garden State Plaza GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Gateway LLC	17.3	93.8	100.0	17.3	17.3
WEA Great Northern GP II, LLC	17.3	93.8	100.0	17.3	17.3
WEA Great Northern GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Great Northern Mall, LLC	17.3	93.8	100.0	17.3	17.3
WEA GSP, Inc.	17.3	93.8	100.0	17.3	17.3
WEA Hawthorn Shopping Center GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Hawthorn Theatre MM, LLC	17.3	93.8	100.0	17.3	17.3
WEA MainPlace GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Meriden Square LLC	17.3	93.8	100.0	17.3	17.3
WEA Meriden Square No.2 LLC	17.3	93.8	100.0	17.3	17.3

41 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of entity	31 DEC 04 – INTEREST Beneficial Parent Company %	Beneficial Westfield Group %	Consolidated or Equity accounted %	30 JUN 04 – INTEREST Beneficial interest %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES CONTINUED					
Consolidated Controlled Entities continued					
WEA Meriden Square No.3 LLC	17.3	93.8	100.0	17.3	17.3
WEA Meriden Square, Inc.	17.3	93.8	100.0	17.3	17.3
WEA Midway LLC	17.3	93.8	100.0	17.3	17.3
WEA North Bridge LLC	17.3	93.8	100.0	17.3	17.3
WEA North County Fair LLC	17.3	93.8	100.0	17.3	17.3
WEA NY Houses LLC	17.3	93.8	100.0	17.3	17.3
WEA NY II, Inc.	17.3	93.8	100.0	17.3	17.3
WEA NY, Inc.	17.3	93.8	100.0	17.3	17.3
WEA Old Orchard GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Palm Desert L.P.	17.3	93.8	100.0	17.3	17.3
WEA Richland LLC	17.3	93.8	100.0	17.3	17.3
WEA San Francisco GP, LLC	17.3	93.8	100.0	17.3	17.3
WEA Southcenter LLC	17.3	93.8	100.0	17.3	17.3
WEA Southlake LLC	17.3	93.8	100.0	17.3	17.3
WEA Southpark LLC	17.3	93.8	100.0	17.3	17.3
WEA Valley Fair L.P.	17.3	93.8	100.0	17.3	17.3
WEA Valley Fair UTC L.P.	17.3	93.8	100.0	17.3	17.3
West County Center LLC	17.3	93.8	100.0	17.3	17.3
West County Holdings LLC	17.3	93.8	100.0	17.3	17.3
West County Shoppingtown LLC	17.3	93.8	100.0	17.3	17.3
West Covina Holdings I LP	17.3	93.8	100.0	17.3	17.3
West Covina Holdings II LLC	17.3	93.8	100.0	17.3	17.3
West Park Mall LLC	17.3	93.8	100.0	17.3	17.3
West Park Mall, Inc.	17.3	93.8	100.0	17.3	17.3
West Park Partners L.P.	17.3	93.8	100.0	17.3	17.3
West Park Shopping Center, Inc.	17.3	93.8	100.0	17.3	17.3
West Valley Development LLC	17.3	93.8	100.0	17.3	17.3
West Valley L.P.	17.3	93.8	100.0	17.3	17.3
West Valley Partnership	17.3	93.8	100.0	17.3	17.3
Westfield America G.P., Inc.	17.3	93.8	100.0	17.3	17.3
Westfield America GP LLC	17.3	93.8	100.0	17.3	17.3
Westfield America Investor L.P.	17.3	93.8	100.0	17.3	17.3
Westfield America Limited Partnership	17.3	93.8	100.0	17.3	17.3
Westfield America M.S., Inc.	17.3	93.8	100.0	17.3	17.3
Westfield America of Annapolis, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield America of Bonita, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield America of Meriden Square, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield America of Missouri, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield America of Vancouver, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield America of West Covina, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield America, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield Beneficiary 1, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield Beneficiary 2, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield Benefit, Inc.	100.0	100.0	100.0	100.0	100.0
Westfield Branding LLC	17.3	93.8	100.0	17.3	17.3
Westfield Centers LLC	17.3	93.8	100.0	17.3	17.3
Westfield Century City TRS, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield Concession Management, Inc.	100.0	100.0	100.0	100.0	100.0

41 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of entity	31 DEC 04 – INTEREST Beneficial Parent Company %	Beneficial Westfield Group %	Consolidated or Equity accounted %	30 JUN 04 – INTEREST Beneficial interest %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES CONTINUED					
Consolidated Controlled Entities continued					
Westfield Corporation, Inc.	100.0	100.0	100.0	100.0	100.0
Westfield Emporium LLC	17.3	93.8	100.0	17.3	17.3
Westfield Europe LLC	100.0	100.0	100.0	100.0	100.0
Westfield Franklin Park II, LLC	17.3	93.8	100.0	17.3	17.3
Westfield Franklin Park Mall, LLC	17.3	93.8	100.0	17.3	17.3
Westfield Garden State LLC	17.3	93.8	100.0	17.3	17.3
Westfield Gift Card Management, Inc.	100.0	100.0	100.0	100.0	100.0
Westfield Growth II L.P.	17.3	93.8	100.0	17.3	17.3
Westfield Growth L.P.	17.3	93.8	100.0	17.3	17.3
Westfield Head LP	17.3	93.8	100.0	17.3	17.3
Westfield Independence LLC	17.3	93.8	100.0	17.3	17.3
Westfield Independence Mall Limited Partnership	17.3	93.8	100.0	17.3	17.3
Westfield Louis Joliet, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield Management Acquisition, Inc.	100.0	100.0	100.0	100.0	100.0
Westfield Management Company, General Partnership	100.0	100.0	100.0	100.0	100.0
Westfield Management, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield MerchantWired, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield Mission Valley Corporation	17.3	93.8	100.0	17.3	17.3
Westfield North Bridge Inc.	17.3	93.8	100.0	17.3	17.3
Westfield Project Management Corporation, Inc.	100.0	100.0	100.0	100.0	100.0
Westfield Sacramento Acquisition Associates L.P.	17.3	93.8	100.0	17.3	17.3
Westfield San Francisco LLC	17.3	93.8	100.0	17.3	17.3
Westfield San Francisco TRS, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield Services, Inc.	100.0	100.0	100.0	100.0	100.0
Westfield SF L.P.	17.3	93.8	100.0	17.3	17.3
Westfield Subsidiary REIT 1, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield Subsidiary REIT 2, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield Topanga Owner L.P.	17.3	93.8	100.0	17.3	17.3
Westfield U.S. Advisory, Limited Partnership	100.0	100.0	100.0	100.0	100.0
Westfield U.S. Management, Limited Partnership	100.0	100.0	100.0	100.0	100.0
Westfield Urban Preferred LLC	17.3	93.8	100.0	17.3	17.3
Westfield Urban TRS, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield WRI, Inc.	17.3	93.8	100.0	17.3	17.3
Westfield WTC Holding LLC	17.3	93.8	100.0	17.3	17.3
Westland Milford Properties, Inc.	17.3	93.8	100.0	17.3	17.3
Westland Partners, Inc.	17.3	93.8	100.0	17.3	17.3
Westland Properties, Inc.	17.3	93.8	100.0	17.3	17.3
Westland Shopping Center L.P.	17.3	93.8	100.0	17.3	17.3
Westland South Shore Mall L.P.	17.3	93.8	100.0	17.3	17.3
Westland Town Center LLC	17.3	93.8	100.0	17.3	17.3
Wheaton Plaza No.1 LLC	17.3	93.8	100.0	17.3	17.3
Wheaton Plaza Regional Shopping Center L.L.P.	17.3	93.8	100.0	17.3	17.3
WPI Meriden Square, Inc.	17.3	93.8	100.0	17.3	17.3

41 DETAILS OF CONTROLLED ENTITES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

	31 DEC 04 – INTEREST			30 JUN 04 – INTEREST	
	Beneficial				
Name of entity	Parent Company %	Westfield Group %	Consolidated or Equity accounted %	Beneficial interest %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES CONTINUED					
Equity Accounted Entities					
Abbey Acquisition, LLC	7.5	40.6	43.3	7.5	7.5
DTA Holding LLC	7.5	40.6	43.3	7.5	7.5
Emporium Development LLC	8.7	46.9	50.0	8.7	8.7
Fashion Square Service TRS, Inc	8.7	46.9	50.0	8.7	8.7
GSP Service TRS, Inc	8.7	46.9	50.0	8.7	8.7
Mid Rivers Limited Partnership	5.8	31.3	33.3	5.8	5.8
Montgomery Mall Borrower LLC	8.7	46.9	50.0	8.7	8.7
Montgomery Mall Condo LLC	8.7	46.9	50.0	8.7	8.7
Montgomery Mall LLC	8.7	46.9	50.0	8.7	8.7
Montgomery Mall of Maryland LLC	8.7	46.9	50.0	8.7	8.7
Montgomery Service, Inc.	8.7	46.9	50.0	8.7	8.7
Northbridge Retail Company L.L.C	5.8	31.3	33.3	5.8	5.8
Northbridge Service TRS, Inc	5.8	31.3	33.3	5.8	5.8
Plaza Camino Real	6.9	37.5	40.0	6.9	6.9
Plaza Camino Service, Inc.	6.9	37.5	40.0	6.9	6.9
RN 116 Company, L.L.C	5.8	31.3	33.3	5.8	5.8
RN 120 Company, L.L.C	5.8	31.3	33.3	5.8	5.8
RN 124/125 Company, L.L.C	5.8	31.3	33.3	5.8	5.8
RN 540 Hotel Company L.L.C	5.8	31.3	33.3	5.8	5.8
Sherman Oaks Fashion Associates, LP	8.7	46.9	50.0	8.7	8.7
Tri-Party Miscellaneous, LLC	7.5	40.6	43.3	7.5	7.5
Tri-Party Non-856 Assets LLC	7.5	40.6	43.3	7.5	7.5
University Towne Center LLC	8.7	46.9	50.0	8.7	8.7
V F Mall LLC	8.7	46.9	50.0	8.7	8.7
Valencia Town Center Associates, LP	4.3	23.5	25.0	4.3	4.3
Valley Fair UTC LLC	8.7	46.9	50.0	8.7	8.7
VF/UTC Service, Inc.	8.7	46.9	50.0	8.7	8.7
Westfield Paramus 1, Inc.	8.7	46.9	50.0	8.7	8.7
Westfield Paramus 2, Inc.	8.7	46.9	50.0	8.7	8.7
Westfield Paramus Holdings LLC 1	8.7	46.9	50.0	8.7	8.7
Westfield Paramus Holdings LLC 2	8.7	46.9	50.0	8.7	8.7
Westland Garden State Plaza Limited Partnership	8.7	46.9	50.0	8.7	8.7

42 IMPACTS OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Australian Accounting Standards Board ("AASB") has issued Australian equivalents to those IFRS that will be applicable for reporting periods commencing from 1 January 2005.

The key differences between Australian Generally Accepted Accounting principles ("AGAAP') and IFRS identified by management to date as potentially having significant effect on the financial position and financial performance of the Group are summarised below. The summary should not be taken as an exhaustive list of all the differences between AGAAP and IFRS.

The key differences between AGAAP and IFRS identified by management to date reflects the current interpretation of IFRS that were issued in July 2004 and that will be applicable from 1 January 2005.

Upon adoption of IFRS, the Westfield Group will be required to restate comparatives to reflect the new IFRS accounting policies. This will require initial adjustments to be made retrospectively to retained earnings at 1 July 2004.

Regulatory bodies that promulgate AGAAP and IFRS have significant ongoing projects that could affect the differences between AGAAP and IFRS described below. The Westfield Group's financial statements in the future could be materially impacted by these changes.

Changes expected to apply from 1 July 2004

(i) Investment Property Revaluation

Under AGAAP, changes in the fair value of the Westfield Group's shopping centres are reflected through the asset revaluation reserve. Decreases are also reflected through the asset revaluation reserve to the extent they reduce previously recognised increments and otherwise are charged to the operating result in the Statement of Financial Performance.

Under IFRS, changes in the fair value of the Westfield Group's shopping centres are reflected through the operating result in the statement of financial performance. On transition to IFRS the balance of the asset revaluation reserve will be transferred to retained earnings.

(ii) Foreign Currency Translation

Under AGAAP, where operations classified as self-sustaining have a functional currency that differs from the Australian parent, the Statement of Financial Position of the foreign operations must be translated to Australian dollars at year end rates and the Statement of Financial Performance at average rate with translation movements being recognised in the Foreign Currency Translation Reserve. Further, Australian GAAP requires the financial statements of Australian entities to be presented in Australian dollars.

Under IFRS, the assets, liabilities and operations of an entity are required to be measured using the functional currency of that entity. The functional currency can be Australian dollars or another currency. Further, under IFRS, an entity may present its financial statements in a currency other than its functional currency. Translation adjustments arising from the re-measurement of an entity's financial statements from functional to presentation currency are recorded in the Foreign Currency Translation Reserve.

(iii) Taxation

The tax charge in the Statement of Financial Performance under AGAAP is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are not assessable or deductible. Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties do not have an impact on tax expense in the Statement of Financial Performance. A liability is only recognised once there is an intention to sell the investment property and the sale would give rise to a tax obligation. The tax effect of other items of income or expense that are recognised in the Statement of Financial Performance but are taxable or deductible in other years are included in income tax expense and are reflected as deferred tax assets and liabilities in the Statement of Financial Position. The Westfield Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the Statement of Financial Position date.

The introduction of IFRS will require a change to the deferred tax or balance sheet liability method of accounting for taxation. Deferred tax is the tax expected to be payable or recoverable, by the entity, on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. A deferred tax liability is recognised for depreciation allowances for tax purposes and revaluations of investment properties in WAT. No provision is required for investment properties in WT as WT is essentially a flow through entity for tax purposes.

On implementation of IFRS, an opening adjustment to shareholders equity will be required, which will decrease net assets with annual deferred tax charges through the Statement of Financial Performance thereafter to reflect the increase/decrease in the difference between tax values and fair values of the investment properties held by the Group. The additional IFRS deferred tax liability at 31 December 2004 is between $1,450 million and $1,550 million, including approximately $275 million brought forward at 1 July 2004, approximately $1,050 million in respect of acquisitions during the period and approximately $200 million in respect of property revaluations, deferred tax and currency movements during the period.

42 IMPACTS OF ADOPTING IFRS CONTINUED

Changes expected to apply from 1 July 2004 continued

(iv) Employee Share and Option Ownership Schemes

Under AGAAP, no remuneration expense is recognised in the Statement of Financial Performance in respect of employee options issued.

Under IFRS, an entity is required to determine the fair value of options issued to employees as remuneration. The fair value of the options are measured at the grant date and will be recognised as an expense through the Statement of Financial performance over the period from the grant date to the vesting date.

At 31 December 2004 under IFRS the Group's Executive Option Plan Trust as set out in note 40(h) is required to be consolidated. Accordingly, the number of securities on issue will decrease by 5,869,425 and the net assets will decrease by approximately $60.0 million.

(v) Leasehold Properties

Under AGAAP, ground rent obligations for leasehold land which meets the definition of an operating lease have not been recorded as an asset or liability in a Statement of Financial Position.

Under IFRS, it is expected that ground rent obligations for leasehold land that meets the definition of an investment property will be required to be treated as finance leases. This would result in an increase in investment properties and liabilities by an amount equal to the present value of the minimum future lease payments. At 31 December 2004 the Group's ground rent obligations for leasehold land is approximately $170 million.

Changes expected to apply from 1 January 2005

(i) Foreign Currency Derivatives

Under AGAAP, gains and losses on foreign currency derivatives are deferred and recorded with the underlying transactions being hedged:

(a) for hedges of foreign revenues, gains and losses are reflected in the Statement of Financial Performance as the underlying earnings are recognised; and

(b) for hedges of net investments in foreign operations, gains and losses are reflected in the foreign currency translation reserve.

Under IFRS, hedge accounting cannot be applied to derivatives entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operations functional currency. Accordingly, such derivatives are measured at fair value and gains and losses are reflected in the Statement of Financial Performance as they arise. The foreign exchange exposure on net investments in foreign operations can be hedged under IFRS provided that certain strict tests are met relating to hedge designation, documentation and effectiveness. If these tests are satisfied then the hedging derivative is measured at fair value and gains and losses reflected in the Foreign Currency Translation Reserve. However, to the extent that the hedge does not satisfy the above tests then a corresponding portion of the gain or loss is reflected in the operating result in the Statement of Financial Performance immediately.

At 31 December 2004 all of the Group's cross currency swaps as set out in note 34(b)(i) are considered to be effective under IFRS. At 31 December 2004 all of the Group's forward exchange contracts as set out in note 34(b)(ii) are considered to be ineffective under IFRS.

(ii) Interest Rate Derivatives

Under AGAAP, derivatives that are used to hedge exposure to fluctuations in floating interest rates are not measured at fair value. Instead payments and receipts on swaps are recognised in the Statement of Financial Performance as they arise and premiums paid on options are amortised over the period of the hedge.

Under IFRS, derivatives taken out to reduce exposures to fluctuations in floating interest rates may be accounted for as cash flow hedges provided that the hedge designation, documentation and effectiveness tests can be met. If these tests are satisfied then the hedging derivative is measured at fair value and gains or losses are reflected directly in equity until the hedged transaction occurs, when they are released to the Statement of Financial Performance. For fully effective hedges, this results in a profit and loss outcome similar to AGAAP. However, to the extent that the hedges do not satisfy the above tests then a corresponding portion of the gain or loss is reflected in the operating result in the Statement of Financial Performance immediately.

At 31 December 2004 all of the Group's fixed rate debt as set out in note 34(a) is considered to be effective under IFRS. At 31 December 2004 substantially all of the Group's interest rate derivatives, with an aggregate unrealised loss of $175.8 million, as set out in note 34(a) are considered to be ineffective under IFRS.

42 IMPACTS OF ADOPTING IFRS CONTINUED

Changes expected to apply from 1 January 2005 continued

(iii) Trust Units

Under AGAAP, units in fixed life property trusts are considered to be contributed equity of the unit trust. Under IFRS, the interpretation of AASB 132 Financial Instruments: Presentation and Disclosure in respect of the classification of units on issue for fixed life property trusts between liabilities and equity is currently under debate by the accounting profession. It is possible that fixed life property trusts will be required to classify units on issue as a financial liability rather than equity under AGAAP. This would result in the distributions to unit holders being classified as interest expense rather than as distributions to equity holders.

It should be noted that the possible classification of trust units as a liability would not alter the underlying economic interest of the unit holders in the net assets and net profits attributable to unit holders of the stapled entity.

In March 2005 the Australian Accounting Standards Board (AASB) decided to advise the International Accounting Standards Board (IASB) of its tentative decision to issue guidance that the existence of a termination date for the life of a trust does not prevent units issued by fixed life listed property trusts from being classified as equity and that this interpretation of AASB 132 is IFRS compliant. The AASB plans to finallise its position on this matter at its April 2005 meeting.

At 31 December 2004 the Group's equity attributable to fixed life property trust units amounted to $16,889.5 million.

It is expected that other less significant adjustments may also be identified.

Management of the transition to IFRS

The Group has commenced transitioning its accounting policies and financial reporting from current Australian Standards to the Australian Equivalent of IFRS by allocating internal resources and engaging expert consultants to conduct impact assessments to isolate key areas of the Group that will be impacted by the transition to IFRS. As the Group has changed the financial year end to 31 December, and as a result of ASIC relief determining that the shortened financial year begins on 1 July 2004, priority has been given to finalising the preparation of the opening balance sheet in accordance with IFRS. This opening balance sheet will form the basis of accounting for IFRS in the future, and is required when the Group prepares its first fully compliant financial report for the year ended 31 December 2005. These approximations could change as further work is undertaken by the IFRS project team and other less significant adjustments are also expected to be identified.

43 DETAILS OF THE WESTFIELD GROUP MERGER

In July 2004, the Westfield Group was formed by the stapling of the securities of the Parent Company, WT and WAT ("Merger").

The Merger was implemented by way of a Court approved scheme of arrangement ("Share Scheme") of the Parent Company and amendments to the constitutions of each of the Parent Company, WT and WAT.

On 25 June 2004, members of each of the Parent Company, WT and WAT approved the Merger. As a result of the Merger the Parent Company is considered, for accounting purposes, to have gained control of WT and WAT and has consolidated WT and WAT from 2 July 2004, being the date an order made by the Supreme Court of New South Wales approving the Share Scheme was lodged with ASIC.

The Merger was implemented on 16 July 2004 ("Implementation Date"), being the date on which securities were issued to investors in each other entity and "stapled" such that the Westfield Group stapled securities trade as one security on the Australian Stock Exchange under the code WDC. The stapled security comprises one share in the Parent Company, one WT unit and one WAT unit. The following occurred on the Implementation Date:

- members of WT holding units on 12 July 2004 ("Stapling Record Date") had their units converted into 0.28 restructured WT units and members of WAT had their units converted into 0.15 restructured WAT units;
- a fully franked "stapling" dividend of $0.002 per share in the Parent Company was paid to members of the Parent Company holding shares on the Stapling Record Date and applied to subscribe for one restructured WT unit for $0.001 and one restructured WAT unit for $0.001 for each share in the Parent Company held by the member;
- a stapling distribution of $1.01 was paid to members of WT holding units on the Stapling Record Date and applied to subscribe for one share in the Parent Company for $0.01 and one restructured WAT unit for $1.00 for each restructured WT unit held;
- a stapling distribution of $1.01 was paid to members of WAT holding units on the Stapling Record Date and applied to subscribe for one share in the Parent Company for $0.01 and one restructured WT unit for $1.00 for each restructured WAT unit held;
- members of the Parent Company holding shares on the Stapling Record Date received one stapled security for each share held;
- members of each of WT and WAT received one stapled security for each restructured WT unit or restructured WAT unit (as the case may be) held on the Stapling Record Date.

43 DETAILS OF THE WESTFIELD GROUP MERGER CONTINUED

The Merger ensures a common investor base in each of the Parent Company, WT and WAT other than a number of entities controlled by the Parent Company ("Cross Holders") holding units and options in WAT. The Cross Holders held 553,895,741 units in WAT prior to the Merger. The Cross Holders participated in the consolidation of WAT units but did not participate in the issue of stapled securities or the stapling distribution. As a result of the consolidation the Cross Holders currently hold 83,084,363 restructured units in WAT and will continue to receive distributions which are paid on WAT units. The cross holdings have been eliminated in full, in this financial report.

As a result of the Merger, the Cross Holders' unit holdings in WAT has been reduced from 14.7% to 4.7%.

The Cross Holders also hold a total of 27,661,209 Special Options in WAT. These special options have been eliminated in full, in this financial report .

The Parent Company and the Responsible Entities of WT and WAT entered into the Stapling Deed (effective 2 July 2004) which sets out the terms of the relationship between the entities with respect to the stapled securities. The Stapling Deed ensures that the entities must operate on a co-operative basis for the benefit of holders of Stapled Securities as a whole.

As a consequence of the Merger the Parent Company, the Responsible Entities of WT and WAT and certain subsidiaries of each of them (each an "Obligor") executed guarantee and negative pledge documentation in respect of financial accommodation provided for the benefit of the Westfield Group.

Under the guarantee documentation, each Obligor unconditionally and irrevocably grants a guarantee for the benefit of Westfield Group lenders in respect of the debts and monetary obligations of certain subsidiaries of the Parent Company, WT and WAT.

The Master Negative Pledge Deed Poll given by the Parent Company, and the Responsible Entities of WT and WAT contains, amongst other things, certain undertakings, financial covenants, representations and warranties in respect of themselves and their controlled entities for the benefit of lenders to the Westfield Group. This document also sets out the basis upon which defaults or events of defaults may occur under the financing arrangements of Obligors and the acceleration rights of Westfield Group lenders in that event.

As a result of the Merger investors in the Westfield Group will receive distributions from each component of the stapled security comprising dividends from the Parent Entity and distributions from each of WT and WAT. The distribution policy of the Westfield Group is to distribute its reported after tax profit as presented on an AGAAP basis and adjusted for an amount equivalent to the project profits that the Group would have reflected in its statement of financial performance but for the Merger and other amounts which the Directors may determine to take into account in order to reflect the capital profits or losses and other items as considered appropriate. It is intended that the Westfield Group distributions be paid to investors half yearly and no later than two months after the end of each half year.

44 SUBSEQUENT EVENTS

Since the end of the financial year the Westfield Group has:

- acquired a 100% interest in the Chicago Ridge shopping centre in Chicago Ridge, Illinois for US$108.0 million;
- acquired an additional 25% interest in Valencia Town Center in Santa Clarita, California for a net purchase price of US$69.2 million;
- entered into agreements with General Property Trust (conditional on unitholders of General Property Trust approving the internalisation of management) for the acquisition of a 50% interest in Penrith Plaza in Sydney's west, a 50% interest in Woden Plaza, Canberra and a 25% interest in Sunshine Plaza, Queensland for a total of $842.4 million; and
- sold its 50% interest in the Brunel Centre in Swindon, United Kingdom for £65 million.

Directors' Declaration

The Directors of Westfield Holdings Limited ("Company") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(b) in the Directors' opinion, the Financial Statements and notes thereto are in accordance with the Corporations Act 2001, including sections 296 and 297; and

(c) they have been provided with the declarations required by section 295A of the Corporations Act 2001 (Cwlth).

Made on 30 March 2005 in accordance with a resolution of the Board of Directors.

FP Lowy, AC
Chairman

F.G. Hilmer

FG Hilmer, AO
Deputy Chairman

Independent Audit Report

to the Members of Westfield Holdings Limited

ERNST & YOUNG

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Westfield Holdings Limited (the Company) and the consolidated entity, for the shortened financial year ended 31 December 2004[1]. The consolidated entity comprises both the Company and the entities it controlled during that period.

The directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Company.

Independence

We are independent of the Company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the Company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Westfield Holdings Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of Westfield Holdings Limited and the consolidated entity at 31 December 2004 and of their performance for the shortened financial year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Brian Long
Partner

Sydney
30 March 2005

[1] The shortened financial year is defined as the period 1 July 2004 to 31 December 2004.

Directors' Report

The Directors of Westfield Holdings Limited ("Company") submit the following Report for the period from 1 July 2004 to 31 December 2004 ("Shortened Financial Year").

1. Operations and Activities

1.1 Review of Operations and State of Affairs

A review of the operations for the Shortened Financial Year of the Company and the other entities required by the accounting standards to be included in the consolidated financial statements (collectively the "Group") and the results of those operations are contained in the Chairman's and Managing Directors' Reviews, on pages 6 to 8 of the Annual Report.

The significant changes in the Group's state of affairs during the Shortened Financial Year were:

- the Westfield Group Merger (the "Merger"), which became effective on 2 July 2004 and was implemented on 16 July 2004;
- the formation of four new joint ventures with DB REEF Trust as part of a A$790.0 million transaction (acquisition of a 50% interest in Whitford City (WA), acquisition of a 50% interest in West Lakes Mall (SA), acquisition of a 50% interest in Plenty Valley Town Centre (Vic) and sale of a 50% interest in North Lakes (Qld));
- the acquisition of Skygarden and Imperial Arcade in Sydney CBD for A$241.0 million;
- the acquisition of remaining 50% interest in Newmarket, Auckland, New Zealand for NZ$121.2 million;
- a debt issue into the US market of US$2.6 billion of guaranteed senior notes; and
- a £1.1 billion (A$2.8 billion) investment in Duelguide Plc resulting (under the terms of the joint bid) in a 100% interest in Merry Hill, Birmingham, a 25% interest in White City, London (under construction), a 100% interest in Sprucefield retail park, Northern Ireland (with a 50% interest in adjoining land) and interests in two large scale development projects –Broadway, Bradford (100%) and Stratford, London (25%).

1.2 Principal Activities

The principal activities of the Group during the Shortened Financial Year were the investment in and management of retail property including the provision of development and construction services and funds management in relation to retail property. There were no significant changes in the nature of those activities during the Shortened Financial Year.

1.3 Subsequent Events

Since the end of the Shortened Financial Year, the following events have taken place:

- the acquisition of Chicago Ridge shopping centre in Chicago Ridge, Illinois for US$108.0 million;
- the acquisition of an additional 25% interest in Valencia Town Centre, Santa Clarita, California, for a net purchase price of US$69.2 million;
- entry into an agreement with General Property Trust (conditional upon unitholders of General Property Trust approving the internalisation of management of General Property Trust), to acquire a 50% interest in Penrith Plaza, Sydney (NSW) for $425.4 million, a 50% interest in Woden Plaza, Canberra (ACT) for $262.0 million and a 25% interest in Sunshine Plaza, Maroochydore (Qld) for $155.0 million; and
- the sale of the 50% interest in the Brunel Centre in Swindon, United Kingdom for £65 million.

1.4 Future Developments, Business Strategy and Prospects

Likely developments in the Group's operations in future financial years, the expected results of those operations and the Group's prospects are set out in the Managing Directors' Review, on page 8.

The Group's business model and strategy is described in the Managing Director's Review on pages 7 and 8.

1.5 Environmental Performance

Environmental laws and regulations are applicable to areas of the Group's operations and in particular to its development, construction and shopping centre management activities. The Group has in place procedures to identify and comply with such requirements including, where applicable, obtaining and complying with the conditions of relevant authority consents and approvals and the obtaining of any necessary licences. These compliance procedures are regularly reviewed and audited and their application closely monitored. Further information in relation to the Group's philosophy concerning the environment and the community is set out on pages 18 and 19 of the Annual Report.

Directors' Report

2. Dividends

The following dividends were paid to Members during the Shortened Financial Year:

0.2 cents per share stapling dividend (100% franked at the corporate tax rate of 30%) paid to Members holding shares on 12 July 2004 (Stapling Record Date) and applied to subscribe for one restructured WFT unit for 0.1 cents and one restructured WAT unit for 0.1 cents, paid on 16 July 2004	$1,140,379
13.58 cents per share final dividend (50% franked at the corporate tax rate of 30%) for the six months ended 30 June 2004, paid 31 August 2004	$77,431,721

The following final dividend was declared on 25 February 2005 for payment to Members with respect to the Shortened Financial Year, and paid on 28 February 2005.

4.47 cents per share final dividend (100% franked at the corporate tax rate of 30%) for the six months ended 31 December 2004, paid 28 February 2005	$75,234,114

3. Directors & Secretaries

3.1 Board Membership & Qualifications

During the Shortened Financial Year, the following changes to the Board took place:

- On 13 July 2004, Mr RA Ferguson resigned from the Board and Mr RL Furman, Mr JB Studdy, AM and Dr GH Weiss were appointed to the Board.
- On 12 November 2004, Mr FT Vincent was appointed to the Board.

The following directors served on the Board for the entirety of the Shortened Financial Year: Mr FP Lowy, AC, Mr DH Lowy, AM, Mr PS Lowy, Mr SM Lowy, Mr DM Gonski, AO, Mr FG Hilmer, AO, Mr SP Johns, Mr DR Wills, AO and Ms CM Zampatti, AM.

Details of the qualifications, experience and special responsibilities of each of the Company's Directors as at the date of this Report are set out on pages 26 to 28 of the Annual Report.

3.2 Directors' Relevant Interests

The names of the Directors in office and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report are shown below. Ordinary shares in the Company were stapled to units in Westfield Trust and Westfield America Trust as part of the Merger. The stapled securities trade on the Australian Stock Exchange under the code WDC.

Director	Number of Stapled Securities
FP Lowy, AC DH Lowy, AM PS Lowy SM Lowy	166,664,514
RL Furman	–
DM Gonski, AO	149,212
FG Hilmer, AO	189,433
SP Johns	1,817,567
JB Studdy, AM	38,573
FT Vincent	–
GH Weiss	–
DR Wills, AO	20,000
CM Zampatti, AM	222,111

None of the directors hold options over any issued or unissued stapled securities in the Westfield Group.

3.3 Directors' attendance at meetings

The number of Directors' meetings, including meetings of Committees of the Board of Directors, held during the Shortened Financial Year and the number of those meetings attended by each of the Directors of the Company are shown below:

Number of Meetings held:	
Board of Directors:	3
Audit & Compliance Committee:	3
Remuneration Committee:	4
Nomination Committee:	1
Risk Management Committee:	3

	Board		Audit & Compliance		Remuneration		Nomination		Risk Management	
Directors	A	B	A	B	A	B	A	B	A	B
FP Lowy, AC	3	3	-	-	-	-	1	1	-	-
DH Lowy, AM	3	3	-	-	-	-	-	-	3	3
PS Lowy	3	3	-	-	-	-	-	-	-	-
SM Lowy	3	3	-	-	-	-	-	-	-	-
RL Furman	3	3	-	-	4	4	-	-	-	-
DM Gonski, AO	3	3	3	3	4	4	1	1	-	-
FG Hilmer, AO	3	2	3	3	4	4	-	-	-	-
SP Johns	3	3	3	3	-	-	-	-	3	3
JB Studdy, AM	3	3	3	3	-	-	-	-	-	-
FT Vincent	1	1	-	-	-	-	-	-	-	-
GH Weiss	3	3	-	-	-	-	-	-	3	3
DR Wills, AO	3	3	-	-	-	-	1	1	-	-
CM Zampatti, AM	3	2	-	-	-	-	1	1	-	-

Key: A – Number of meetings eligible to attend
B – Number of meetings attended

Directors' Report

3.4 Directors' directorships of other listed companies

The following table sets out the directorships of other listed companies held by the Company's directors during the 3 years preceding the end of the Shortened Financial Year and up to the date of this Report, and the time for which each directorship has been held:

Director	Company	Date appointed	Date resigned
FP Lowy, AC	Westfield Management Limited°	16 January 1979	Continuing
	Westfield America Management Limited°°	20 February 1996	Continuing
	Daily Mail & General Trust plc	14 December 1994	Continuing
DH Lowy, AM	Westfield Management Limited°	18 February 1982	29 May 2002
		13 July 2004	Continuing
	Westfield America Management Limited°°	20 February 1996	29 May 2002
		13 July 2004	Continuing
PS Lowy	Westfield Management Limited°	1 May 1986	Continuing
	Westfield America Management Limited°°	20 February 1996	Continuing
SM Lowy	Westfield Management Limited°	28 June 1989	Continuing
	Westfield America Management Limited°°	20 February 1996	Continuing
RL Furman	Westfield America Management Limited°°	29 May 2002	Continuing
	Westfield Management Limited°	13 July 2004	Continuing
DM Gonski, AO	Westfield Management Limited°	11 November 1985	29 May 2002
		13 July 2004	Continuing
	Westfield America Management Limited°°	20 February 1996	29 May 2002
		13 July 2004	Continuing
	Coca-Cola Amatil Limited	1 October 1997	Continuing
	John Fairfax Holdings Limited	29 September 1993	Continuing
	Australia and New Zealand Banking Group Limited	7 February 2002	Continuing
FG Hilmer, AO	Westfield Management Limited°	19 August 1991	29 May 2002
		13 July 2004	Continuing
	Westfield America Management Limited°°	20 February 1996	29 May 2002
		13 July 2004	Continuing
	John Fairfax Holdings Limited	9 November 1998	Continuing
SP Johns	Westfield Management Limited°	11 November 1985	Continuing
	Westfield America Management Limited°°	20 February 1996	Continuing
	Brambles Industries Limited	1 August 2004	Continuing
	Brambles Industries plc	1 August 2004	Continuing
JB Studdy, AM	Westfield Management Limited°	1 January 2004	Continuing
	Westfield America Management Limited°°	1 January 2004	Continuing
	Angus & Coote (Holdings) Limited	23 March 1999	Continuing
	Ten Network Holdings Limited	4 June 1998	Continuing
FT Vincent	Westfield Management Limited°	13 July 2004	Continuing
	Westfield America Management Limited°°	29 May 2002	Continuing
	Time Warner Inc.	1993	Continuing

Directors' Report

Director	Company	Date appointed	Date resigned
GH Weiss	Westfield Management Limited*	29 May 2002	Continuing
	Westfield America Management Limited**	13 July 2004	Continuing
	Ariadne Australia Limited	28 November 1989	Continuing
	Guinness Peat Group plc	31 March 1993	Continuing
	Tower Limited	27 March 2003	Continuing
	Capral Aluminium Limited	25 November 2003	Continuing
	Canberra Investment Corporation Limited	27 September 1995	Continuing
	Western Metals Limited	18 July 2001	1 November 2002
	Tag Pacific Limited	1 October 1988	Continuing
	Premier Investments Limited	11 March 1994	Continuing
	Coats Holdings Ltd(1)	15 April 2003	Continuing
	GPG (UK) Holdings plc	31 March 1993	16 December 2002
DR Wills, AO	Westfield Management Limited*	1 September 1994	29 May 2002
		13 July 2004	Continuing
	Westfield America Management Limited**	20 February 1996	29 May 2002
		13 July 2004	Continuing
	John Fairfax Holdings Limited	4 October 1994	Continuing
	Transfield Services Limited	6 March 2001	Continuing
CM Zampatti, AM	Westfield Management Limited*	8 April 1997	29 May 2002
		13 July 2004	Continuing
	Westfield America Management Limited**	8 April 1997	29 May 2002
		13 July 2004	Continuing

* Westfield Management Limited as responsible entity for a) Westfield Trust, a managed investment scheme whose securities are stapled to units in Westfield America Trust and shares in Westfield Holdings Limited and which trade on the ASX as Westfield Group; and b) Carindale Property Trust, a listed managed investment scheme. Westfield Management Limited became responsible entity of Carindale Property Trust on 21 December 2000.

** Westfield America Management Limited, as responsible entity for Westfield America Trust, a managed investment scheme whose securities are stapled to units in Westfield Trust and shares in Westfield Holdings Limited and which trade on the ASX as Westfield Group.

(1) Coats Holdings Ltd (formerly known as Coats plc) delisted from the London Stock Exchange in 2003, but maintains a listing of its preference shares.

3.5 Secretaries

As at the date of this Report, the Company had the following Secretaries:

Ms Maureen T McGrath

Ms McGrath holds Bachelor of Jurisprudence and Bachelor of Laws degrees. She has been a Secretary of the Company since July 2002. Ms McGrath has practised as a solicitor and corporate lawyer for over 16 years and was a solicitor and later a senior associate with Mallesons Stephen Jaques for 11 years before joining Westfield in 2000.

Mr Simon J Tuxen

Simon Tuxen joined Westfield in July 2002 as Group General Counsel and Company Secretary. Mr Tuxen holds a Bachelor of Laws degree, and has practised as a solicitor and corporate lawyer for over 20 years. Prior to joining Westfield, he was the General Counsel of BIL International Limited in Singapore and the Group Legal Manager of the Jardine Matheson Group in Hong Kong. Mr Tuxen was a partner with Mallesons Stephen Jaques from 1987 to 1993.

4. Options

Details of the unissued ordinary shares in the Company under options as at the date of this Report are provided in Note19(e) in the Notes to the Financial Statements (page 60).

Details of fully paid ordinary shares in the Company which were issued during or since the end of the Shortened Financial Year as a result of the exercise of options over unissued shares are provided in Note 18(b) in the Notes to the Financial Statements (page 52).

5. Indemnities and Insurance Premiums

Subject to the following, no indemnity was given or insurance premium paid during or since the end of the Shortened Financial Year for a person who is or has been an officer or auditor of the Group.

The Company's Constitution provides that a person who is or has been a Director or Secretary of the Company is entitled to be indemnified out of the property of the Company against liabilities by the person in that capacity and for all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings in which the person becomes involved because of that capacity unless the Company is forbidden by statute to indemnify the person or an indemnity by the Company of the person would, if given, be made void by statute.

The Group has paid premiums for directors' and officers' liability insurance in respect of Directors, Secretaries and Executive Officers of the Group as permitted by the Corporations Act. The terms of the insurance policy prohibit disclosure of details of the nature of the liabilities covered by, and the amounts of the premiums payable under, that insurance policy.

6. Audit

6.1 Audit and Compliance Committee

As at the date of this Report, the Company had an Audit and Compliance Committee of the Board of Directors.

6.2 Non-audit services and Audit Independence

Details of the amount paid to the auditor, which includes amounts paid for non-audit services, are set out in Note 36 in the Notes to the Financial Statements (page 76). The Board is satisfied that the provision of non-audit services by the auditor during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act. Furthermore, the provision of non-audit services by the auditor during the year did not compromise the independence requirements under the Corporations Act because:

- pursuant to the relevant legislation, professional regulations and guidance issued by the Australian accounting profession relating to auditor independence, a Charter of Audit Independence was established and adopted by the Audit & Compliance Committee and the Board in 2003. The Charter sets out the categories of non-audit services that the auditor may or may not undertake. Those categories of permitted services remain subject to the overriding principle that a non-audit service may not be provided in any circumstance where it would be detrimental to the actual or perceived independence of the statutory auditor;
- the Charter of Audit Independence provides a mechanism by which approval for non-audit services proposed to be performed by the auditor is required to be given prior to the provision of such non-audit services, providing an appropriate review point for independence issues prior to engagement;
- the Charter of Audit Independence was reviewed and amended in September 2004 to comply with the CLERP 9 amendments to the Act. The relevant amendments to the Charter had the effect of broadening the categories of prohibited non-audit services;
- since the adoption of the Charter of Audit Independence, the auditor has reported at least twice each year as to its compliance with the terms of the Charter and, in all instances, confirmed the position that the independence of Ernst & Young as statutory auditor has been maintained;
- the auditor has provided an Auditor's Independence Declaration to the Board declaring that there has been no contravention of the auditor independence requirements of the Act or of any applicable code of professional conduct and that the Charter of Audit Independence had been complied with.

6.3 Auditor's Independence Declaration to the Directors of Westfield Holdings Limited

ERNST & YOUNG

In relation to our audit of the financial report of Westfield Holdings Limited for the shortened financial year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Brian Long
Partner

Sydney
30 March 2005

7. Remuneration Report

7.1 Remuneration Committee

7.1.1 Role of the Committee

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments, equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the appropriateness of the Group's succession planning policies;
- reviewing policy for participation by senior executives in equity-linked plans;
- reviewing management's recommendations of the total proposed awards to be issued under each plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

7.1.2 Membership and meetings

The current members of the Committee are:

Name	Position held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski, AO	Member	Independent Director

The Committee met four times in the six month period from 1 July 2004 to 31 December 2004. All members of the Committee attended the meetings.

7.2 Remuneration of Non-Executive Directors

7.2.1 Policy

The remuneration of the Non-Executive Directors is determined by the Board, acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board and the Westfield Group, work towards creating sustainable value for Members and stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in non-executive director remuneration. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by Non-Executive Directors.

Non-Executive Director remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions), a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $1.8 million. That figure was approved by Members at the Annual General Meeting of the Company held in November 2004.

7.2.2 Remuneration

The table below sets out the remuneration for the Non-Executive Directors for the financial year. As with all remuneration figures stated in this Report, the remuneration noted in the table relates to the six month period from 1 July 2004 to 31 December 2004.

Name	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total[1] $
FG Hilmer, AO	75,000	15,000	15,000	–	–	9,000	–	114,000
DH Lowy, AM	75,000	15,000	–	12,000	–	–	–	102,000
RL Furman	75,000	–	–	–	–	6,000	–	81,000
DM Gonski, AO	75,000	–	10,000	–	3,000	6,000	–	94,000
SP Johns	75,000	–	10,000	9,000	–	–	210,000[2]	304,000
JB Studdy, AM	75,000	–	10,000	–	–	–	–	85,000
FT Vincent	75,000[3]	–	–	–	–	–	–	75,000
GH Weiss	75,000	–	–	9,000	–	–	–	84,000
DR Wills, AO	75,000	–	–	–	3,000	–	–	78,000
CM Zampatti, AM	75,000	–	–	–	3,000	–	–	78,000

[1] No options were granted to Non-Executive Directors in the shortened financial year. No options held by Non-Executive Directors lapsed during the shortened financial year.

[2] Following his retirement as an executive director in October 2003, Mr Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relation issues. The consultancy agreement is for a minimum period of 2 years commencing 1 October 2003.

[3] Mr Vincent joined the board of the Company on 12 November 2004. He was appointed as a director of Westfield Management Limited on 13 July 2004 and Westfield America Management Limited on 29 May 2002. Mr Vincent's total fee of $75,000 inlcudes $54,620 for his directorships of Westfield Management Limited and Westfield America Management Limited.

7.2.3 Option arrangements

During the period Mr David Lowy exercised executive options. The options had been granted to Mr Lowy in 1999 when he was Managing Director of the Company. Details of the options exercised by Mr David Lowy are set out in the following table.

Director	No of options/ awards on issue	Grant date	Accelerated vesting as a result of the Merger $	Expiry date	Exercise date as a result of the Merger	Exercise price $	Market value at date of exercise $	Total value realised[1] $
David Lowy, Non-Executive Director	1,250,000	1 Oct 1999	625,000	1 Oct 2004	1 Jul 2004	9.31	15.47	7,700,000

[1] The percentage of the value of Mr Lowy's remuneration for the shortened financial year that consists of options is zero.

7.2.4 Other entitlements

Non-Executive Directors are not entitled to:

(a) superannuation entitlements other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law;

(b) any payment on termination other than the balance of any outstanding fees; or

(c) participate in the Westfield Group's equity-linked long term incentive plans.

Following the Merger of the Westfield Group, Non-Executive Directors will no longer be entitled to allocate any part of their fee to the Non-Executive Directors' Share Acquisition Plan.

Non-Executive Directors are not paid or entitled to a cash bonus, performance related bonus or share based compensation. None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

7.3 Managing Directors and other senior executives

7.3.1 Policy

In this section, senior executives include the Managing Directors, specified executives (refer to section 7.6.1) and company secretaries.

Recognising that the Westfield Group operates in a highly competitive global environment, the Board has adopted policies and processes which:

- enable the Group to attract and retain key executives who will create sustainable value for Members;
- properly motivate and reward executives having regard to the overall performance of the Group, the performance of the executive measured against pre-determined objectives and the external compensation environment;
- appropriately align the interests of executives with Members; and
- comply with applicable legal requirements and appropriate standards of governance.

The Group's current remuneration structure combines base salary with short term cash incentives and long term equity-linked incentives. The total remuneration package of each executive is designed to ensure an appropriate mix of base salary with short and long term incentives. As executives gain seniority in the Group, the balance of this mix moves to a higher proportion of variable and long term rewards which are considered to be "at risk" and which are dependent upon the performance of the Group and of the relevant executive. The Remuneration Committee considers that this structure places an appropriate premium on performance and helps reinforce the alignment between the interests of executives and stakeholders in the Westfield Group.

Implementation of this policy has over time, resulted in Westfield attracting and retaining experienced senior executives who provide stability and continuity for the Westfield Group.

7.3.2 Base salary

Base salary is set by reference to the executive's position, performance and experience. In order to attract and retain executives of the highest quality and in the expectation that executives will meet the high standards set by the Westfield Group, the Group aims to set competitive rates of base salary. Base salary levels are benchmarked regularly against local and (where appropriate) international competitors and are reviewed on an annual basis having regard to performance, external market forces and where relevant, promotion.

7.3.3 Short term variable bonus

Variable rewards are closely linked to the performance of the executive measured against objectives which are established each year pursuant to a performance review and development system. Under that system, senior management and the executive work together to establish agreed business and personal development objectives. These objectives are designed to recognise and reward both financial and non-financial performance. The objectives will vary according to the role of the particular executive and will typically relate to development, construction, retail management or corporate targets.

A target figure (as a percentage of base pay) for the short term variable cash component of the compensation package is advised to the executive at the commencement of each year. The actual bonus awarded is determined by reference to the performance of the executive against the agreed performance objectives, the corporate performance of the Group and any other aspect of the executive's performance which is considered relevant in the context of the review. Determination of the annual performance bonus is at the discretion of the Remuneration Committee.

In special circumstances, executives may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of the contribution made by that executive to a major transaction or corporate project. As with the annual performance bonus, payment of a special bonus is at the discretion of the Remuneration Committee.

Cash based incentives in respect of the Managing Directors and the Group's most senior executives are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group (for example, growth in earnings and distributions). The measures are chosen based on key contributions expected of that executive in order to enhance the overall performance of the Group. The Remuneration Committee will also consider the role which the executive played in any major acquisition or capital transaction during the year as this may have had a significant impact on the contribution made by that executive and played a vital role in the success of the Westfield Group in that year.

7.3.4 Equity-linked incentives

Following the Merger, the Westfield Group has introduced two new equity-linked incentive plans: the Executive Deferred Award Plan (the "EDA Plan") and the Partnership Incentive Plan (the "PIP Plan").

These new Plans replace the Executive Option Plan and the Executive Performance Share Plan as the ongoing equity-linked incentive plans of the Group. At the time of the Merger, the outstanding awards under the Executive Option Plan and Performance Share Plan became eligible for exercise as a consequence of the restructuring. As noted in the 2004 Annual Report of the Company, the vast majority of those outstanding options and awards were exercised at the time of the Merger. No further options or awards will be granted under those Plans.

Prior to 2002, the Company used options with an exercise price at or above market value as the principal means of providing long term equity incentives. The Group subsequently moved to the issue of awards under the Executive Share Performance Plan. Essentially, each award issued under the Executive Share Performance Plan represents a right to receive one Westfield Group stapled security on vesting.

In introducing the EDA Plan and the PIP Plan in 2004, the Westfield Group has retained the same philosophy. That is, rather than issuing options with an exercise price at or above market value, awards granted under the new Plans are more in the nature of restricted stock where the executive would be entitled to receive a Westfield Group security on exercise. However, as explained below, the new Plans are synthetic and executives receive cash payments rather than actual securities.

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating executives earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $150,000 may be granted the opportunity to participate in the Plan of up to 10% of that base salary or $15,000;
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $15.00 per stapled security, the participant would receive an award equal to the economic benefit of 1,000 Westfield Group stapled securities;
- during the vesting period of three to four years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;
- assuming the executive remains employed by the Group through the vesting period and, in the case of the PIP Plan, any relevant performance hurdles are satisfied, the executive will receive a payout equal to the capital value of the stapled securities in the award. That is, the executive receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

As noted above, receipt of a cash payout under either the EDA Plan or the PIP Plan generally requires that the executive remain employed by the Westfield Group throughout the vesting period. In special circumstances (eg. death, redundancy or retirement), the Board retains a discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

7.3.5 The Westfield Group equity-linked Plans

The EDA Plan is a plan in which senior and high performing executives participate. In the 2004/2005 year, it is expected that approximately 190 executives world-wide will receive awards.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. There are no additional performance hurdles applicable during the vesting period.

The EDA Plan is intended to use the deferral of vesting of a portion of the short term incentive as part of a broader strategy for retaining those executives participating in the Plan.

The PIP Plan was established in 2004 following the vesting of existing options under the Executive Option Plan and Executive Performance Share Plan as a consequence of the Merger. As noted above, the structure of the PIP Plan reflects the decision by the Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group, including the Managing Directors, will participate in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of securityholders in two principal respects:

(a) qualification for awards under the PIP Plan each year will be subject to the Group achieving performance hurdles which will relate to the financial and operating targets of the Group in the financial year together with any other matters which the Board or Remuneration Committee consider appropriate; and

(b) the payout received by executives participating in the PIP Plan will be affected by distributions paid during the vesting period and movements in the price of Westfield Group securities between the qualification date and vesting.

The performance hurdle in respect of the financial year ending 31 December 2005 relates to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum issued in May 2004 in connection with the Merger. Satisfaction of this hurdle will be determined by comparing the forecast annual distribution of $1.065 with the aggregate distribution per security made in respect of that period. As is the case with the performance incentive payable to the Executive Chairman (refer section 7.5.1), if that target in respect of the 2005 financial year is not achieved, no awards will be issued under the PIP Plan.

The Remuneration Committee has chosen a performance hurdle based on achieving forecast distributions per security because of the importance of achieving that target as confirmation of the successful implementation of the Merger. The Committee acknowledges the financial, operational, accounting and legal complexities inherent in a transaction of the magnitude of the Merger and believes that achieving the forecast distributions is an important step in confirming the confidence which investors and other stakeholders have shown in the merged Westfield Group.

The performance hurdle(s) applicable under the PIP Plan will be considered and re-set annually by the Remuneration Committee and advised to executives at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are issued at that time and will vest on two dates – 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

By adopting this combination of the application of performance hurdles in the Qualifying Year and the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Group for a period of five years in order to get the full benefit of each award.

The operation of the PIP Plan and the manner of calculation of the payout to which the executive is entitled is as described in section 7.3.4 above.

7.4 Performance of the Westfield Group

7.4.1 Performance of the Company

The Company (Westfield Holdings Limited) is the entity that employs staff within the Westfield Group. It is also the entity that historically issued executive options and is the entity which issues awards under the EDA Plan and the PIP Plan.

Although the performance of the Group by comparison with its domestic and international peers is reviewed regularly, the remuneration policy of the Group is more focused on achievement of the Group's internal financial and operational objectives. Westfield regards achievement of these objectives as the appropriate criteria for determining remuneration rather than simply measuring relative performance against an external comparator group. The incentive to achieve these financial and operational objectives creates an alignment with the interests of security holders which is enhanced by the fact that the remuneration ultimately derived by executives from the equity-linked incentive plans (which in the case of senior executives is a significant proportion of overall remuneration) will depend on movements in the price of Westfield Group securities over a period of three to five years.

During the four year period to 30 June 2004 the Company delivered consistent and significant profit increases to Members. The Company's earnings per share growth averaged 19.7% per annum which was more than three times higher than that achieved by all companies on average in the S&P/ASX 200 Index (refer to table below). During the same period assets under management increased by approximately 15% per annum from $21.0 billion to $36.0 billion.

Financial year to 30 June	Company's EPS[1]	Company's EPS growth (annual)	Average growth in EPS for companies in the S&P/ASX 200 Index[2]
2004	57.70	14.0%	15.9%
2003	50.63	21.7%	1.2%
2002	41.60	31.1%	2.9%
2001	31.71	12.7%	6.2%
Average compound growth per annum		19.7%	6.4%

[1] Diluted earnings per share (cents) and, in respect of 2004 only, before Merger and capital restructure charges
[2] Source: Deutsche Bank Research. Based on Deutsche Bank's research stock coverage universe representing 96% of the index weight of all companies in the S&P/ASX 200 Index. Data includes current constituents of the Index only (therefore does not include companies which have been removed from the Index during the period).

Dividends paid in respect of the four year period to 30 June 2004 are as follows:

Financial year to 30 June	Annual dividend per share (cents)	Annual dividend total ($)
2004	28.92	77,432,000
2003	25.57	76,458,000
2002	21.05	73,219,000
2001	16.03	46,265,000

Movement in the Company's share price over that four year period is shown in the graph below.

WESTFIELD HOLDINGS – SHARE PRICE MOVEMENTS


WHL (LHS)
Share price ($)
20
18
16
14
12
10
30 Jun 00
29 Sep 00
29 Dec 00
30 Mar 01
29 Jun 01
28 Sep 01
28 Dec 01
29 Mar 02
28 Jun 02
27 Sep 02
27 Dec 02
28 Mar 03
27 Jun 03
26 Sep 03
26 Dec 03
26 Mar 04
30 Jun 04

As a reflection of the significant growth in assets under management and profits, the Company's share price growth outperformed the S&P/ASX 200 Index over the period shown in the chart below.

WESTFIELD HOLDINGS – PERFORMANCE AGAINST THE S&P/ASX 200 INDEX


WHL
ASX 200 Index (AS51)
Index (100 = 30 June 2000)
170
150
130
110
90
70
30 Jun 00
29 Sep 00
29 Dec 00
30 Mar 01
29 Jun 01
28 Sep 01
28 Dec 01
29 Mar 02
28 Jun 02
27 Sep 02
27 Dec 02
28 Mar 03
27 Jun 03
26 Sep 03
26 Dec 03
26 Mar 04
30 Jun 04

7.4.2 Performance of the Westfield Group

The Westfield Group was formed in July 2004 following the stapling of the securities of the Company, Westfield Trust and Westfield America Trust. Since the date of the Merger, the achievements of the Westfield Group include the following:

- earnings per security and distributions per security forecasts made in the Explanatory Memorandum for the Merger have been met;
- an increase in the gross value of investments under management of 16% from $36.0 billion to $41.9 billion;
- the acquisition of interests in shopping centres and development assets totalling $3.4 billion – including the £1.1 billion ($2.8 billion) acquisition of Duelguide in the United Kingdom and the formation of four new joint ventures with DB REEF in Australia;
- the completion of $1.4 billion of developments – including the Group's largest project at Bondi Junction in Australia;
- a valuation uplift of $2.8 billion arising from the independent valuation of the Group's shopping centres during the period;
- an increase in net asset backing to $10.61 per security; and
- $8.5 billion of new financing facilities put in place with US$2.6 billion raised from the US public debt market and a further US$4.0 billion bank syndicated facility now finalised.

As a consequence of the Merger, the Westfield Group is included in the S&P/ASX Property Trust Index with a weighting equal to approximately 34% of that index. As evidenced by the graph below, the performance of the Westfield Group has approximated the movements in the Index during the shortened financial year.

However, in the period prior to the implementation of the Merger (and post announcement of the Merger on 22 April 2004) there was a significant uplift in the prices of the securities of each of the Company, Westfield Trust and Westfield America Trust. At the date of announcement of the Merger the market capitalisation of the three entities was approximately $22 billion. This increased by approximately 13.6% to approximately $25 billion as at 25 May 2004 (being the date of the Explanatory Memorandum for the Merger) and to $27 billion by 30 June 2004. That uplift, which occurred immediately prior to commencement of the current financial period, is not reflected in the following table.

The performance of the Westfield Group against that Index since the Merger[1] is shown in the graph below.

WESTFIELD GROUP– PERFORMANCE AGAINST THE S&P/ASX PROPERTY INDEX


WDC (LHS)
ASX Prop Index (AS51PROP)
Index (100 = 5 July 2004)
130
120
110
100
90
5 Jul 04
5 Aug 04
5 Sep 04
6 Oct 04
6 Nov 04
7 Dec 04
7 Jan 05
7 Feb 05
10 Mar 05

[1] Westfield Group stapled securities commenced trading on a deferred settlement basis on 5 July 2004. The Merger was implemented on 16 July 2004 with normal trading commencing on 19 July 2004.

7.5 Remuneration of Executive Directors

At the date of this report, there were three Executive Directors in office, Mr Frank Lowy, Chairman and the Managing Directors, Mr Peter Lowy and Mr Steven Lowy.

7.5.1 Chairman

As disclosed in the Explanatory Memorandum issued in connection with the Merger and further outlined in the 2004 Annual Report of the Company, the remuneration arrangements for Mr Frank Lowy have been varied by agreement following the Merger of the Westfield Group.

The term of Mr Lowy's service contract is open ended. The remuneration under that contract will be reviewed by the Remuneration Committee every two years. The current arrangements provide, in respect of the 12 month periods ending 30 June 2005 and 30 June 2006, for:

(a) a base salary of $8 million;

(b) an annual performance bonus of:

- in respect of the year ending 30 June 2005, an amount of $4 million payable if the Westfield Group achieves the forecast distribution (as detailed in the Explanatory Memorandum) of $1.03 per stapled security in respect of that year;
- in respect of the year ending 30 June 2006, an amount of $5 million payable if the Westfield Group achieves the forecast distribution (as detailed in the Explanatory Memorandum) of $1.10 per stapled security in respect of that year; and

(c) other benefits as detailed in the table below.

As noted in the Explanatory Memorandum, based on the historical and forecast figures in the Explanatory Memorandum, a comparison of the salary and bonus payable under the revised arrangements with the arrangements applicable to 30 June 2004, is as follows.

Salary and Bonus ($ million)

	2002	2003	2004	2005	2006
Pre-Merger	11.3	12.8	13.7	15.2	17.2
Post-Merger	N/A	N/A	N/A	12.0	13.0

Mr Lowy was the co-founder of Westfield and has overseen the success of the Company since 1960.

Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. The amount accrued for the shortened financial year was $50,752.

Mr Lowy's service contract does not contain provision for any payment on termination by the Company (with or without cause) other than the retirement benefit outlined above. Any other termination payment will be at the discretion of the Board acting on the recommendation of the Remuneration Committee.

The summary below outlines Mr Lowy's fixed and at risk remuneration for the shortened financial year ended 31 December 2004. No options or awards were issued to Mr Lowy in the financial year.

Component of remuneration	Amount $
Fixed remuneration Comprising base salary	4,000,000
At risk remuneration Cash bonus (accrued)	2,000,000[1]
Annual leave and long service leave	(20,045)
Other benefits	365,805[2]
Total remuneration	6,345,760

[1] The bonus is only payable if the Westfield Group meets its forecast distributions as outlined above.

[2] Other benefits comprise Mr Lowy's contractual entitlements to a retirement allowance (accrued at $50,752) and usage of the Group's aircraft which is classified as private usage ($315,053). The entitlement to private usage of the Group's aircraft by Mr Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods.

7.5.2 Managing Directors

The employment arrangements of the Managing Directors are detailed as follows.

Mr Peter Lowy

- Has been with the Group since 1983.
- Managing Director since 1997.
- Has resided in the United States since 1990.
- Base salary of US$1,500,000 per annum.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- No formal service contract in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.

The summary below outlines Mr Peter Lowy's fixed and at risk remuneration for the shortened financial year ended 31 December 2004.

Component of remuneration	Amount $
Fixed remuneration Comprising base salary	1,023,751[1]
At risk remuneration Cash bonus (accrued)	1,000,000 Vested 100%[2]
Annual leave and long service leave Fixed	–
Deferred awards[3] At risk	–
Option arrangements[4]	–
Other benefits	–
Total remuneration	2,023,751

(1) Mr Peter Lowy is based in the United States and the salary disclosed is equivalent to US$750,000.
(2) No amount of the bonus was forfeited in the shortened financial year. The bonus is not payable in respect of any future financial year.
(3) Mr Peter Lowy will participate in the EDA Plan from 1 January 2005 and in the PIP Plan from 1 January 2006 but only if the performance hurdle in the qualifying year is met. Refer to 7.3.4 and 7.3.5 for a detailed summary of the EDA Plan and PIP Plan.
(4) No options or awards were issued to Mr Peter Lowy during the shortened financial year. As disclosed in the 2004 Annual Report, Mr Peter Lowy exercised options in the financial year ended 30 June 2004.

Mr Steven Lowy

- Has been with the Group since 1987.
- Managing Director since 1997.
- Base salary of A$1,500,000 per annum.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- No formal service contract in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.

The summary below outlines Mr Steven Lowy's fixed and at risk remuneration for the shortened financial year ended 31 December 2004.

Component of remuneration	Amount $
Fixed remuneration Comprising base salary	750,000
At risk remuneration Cash bonus (accrued)	1,000,000 Vested 100%[1]
Annual leave and long service leave Fixed	330,477
Deferred awards[2] At risk	–
Option arrangements[3]	–
Other benefits	–
Total remuneration	2,080,477

(1) No amount of the bonus was forfeited in the shortened financial year. The bonus is not payable in respect of any future financial year.

(2) Mr Steven Lowy will participate in the EDA Plan from 1 January 2005 and in the PIP Plan from 1 January 2006 but only if the performance hurdle in the qualifying year is met. Refer to 7.3.4 and 7.3.5 for a detailed summary of the EDA Plan and PIP Plan.

(3) No options or awards were issued to Mr Steven Lowy during the shortened financial year. Details of executive options exercised by Mr Steven Lowy in the shortened financial year are set out in the following table. The percentage of the value of Mr Lowy's remuneration for the shortened financial year that consists of options is zero.

Director	No of options/ awards on issue $	Grant date $	Accelerated vesting as a result of the Merger $	Expiry date $	Exercise date as a result of the Merger $	Exercise price $	Market value at date of exercise $	Total value realised[1] $
Steven Lowy, Managing Director	1,250,000	1 Oct 1999	625,000	1 Oct 2004	1 Jul 2004	9.31	15.47	7,700,000

(1) As noted in the 2004 Annual Report, on 25 May 2004 the Supreme Court of New South Wales ordered that a meeting of shareholders of the Company be convened for the purpose of voting on the proposed Merger of the Westfield Group. Under the terms of the Executive Option Plan and the Executive Performance Share Plan, the convening of the meeting gave option holders the right to exercise all outstanding options (vested or unvested). That right could be exercised at any time prior to the effective date of the Merger being 2 July 2004.

Under the terms of the Plans, the Company could satisfy the exercise of an option in one of the following ways:

- issuing or transferring a share to the option holder on payment of the exercise price;
- paying the option holder an amount equal to the difference between the market value of a share as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the option ("Profit Element"); or
- issuing or transferring a share to the option holder equal to the value of the Profit Element.

The Company used the first method to satisfy the exercise of options by Mr Steven Lowy.

7.6 Executive Remuneration and Termination Arrangements

7.6.1 Service contracts and termination arrangements

This report incorporates details of those executives (other than Executive Directors) numbering at least five, who received the highest remuneration for the financial year.

During the shortened financial year, one executive was within this category as a result of amounts paid on his leaving the Westfield Group. Details of the remuneration paid to this executive are contained in the table at 7.6.5.

In addition, this report includes details of the remuneration paid to "Specified Executives" (being those executives, other than Executive Directors, and numbering at least five, who have the greatest authority for managing the Westfield Group) including those specified executives that were part of the five highest remunerated executives for the shortened financial year.

A range of service arrangements operate within the Group. As noted in the table below, Mr Jordan has been with the Westfield Group in excess of 17 years and Mr Allen has been with the Group for in excess of nine years. There are no formal service contracts for Mr Jordan and Mr Allen. As a consequence there are no fixed termination arrangements with these executives. In the event of termination of the employment of a senior executive where there is no service contract or the service contract is silent on termination events, any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.

It is the Group's policy on engaging new executives to have service contracts that typically outline the components of the remuneration to be paid to that executive and agreed termination arrangements. Those arrangements may vary depending on the seniority and experience of the executive and on the country of employment.

The table below outlines the terms of the service contracts with Specified Executives.

Name and title	Employing Company	Commencement Date	Term	Termination provisions/benefits
Richard Green, Vice Chairman – Operations, United States	Westfield Corporation, Inc.	1 June 1980	2 years ending 31 December 2005	The Company may terminate the contract for cause on 30 days' written notice. There is no provision for termination without cause. No termination benefit is payable.
Peter Allen, Group Chief Financial Officer	Westfield Limited	4 March 1996	No service contract is in place	–
Robert Jordan, Chief Operating Officer, Australia and New Zealand	Westfield Limited	24 August 1987	No service contract is in place	–
Michael Gutman, Chief Operating Officer, UK and Europe	Westfield Shoppingtowns Limited	22 September 1993	2 years ending 31 July 2005	At the end of the term, if the executive does not continue with the Group, the Company will pay one year's base salary and other accrued entitlements. Any unvested awards granted under the equity-linked incentive plans will vest and may be exercised by the executive.
Kenneth Wong, President United States Operations	Westfield Corporation, Inc.	27 February 2003	3 years ending 27 February 2006	The Company may terminate the contract with or without cause. On termination for cause, the Company will pay any base salary due and owing on the date of termination, any pro-rated bonus earned but not paid and any accrued leave entitlements. On termination without cause, the Company will pay 12 months base salary, any bonus earned but not paid and any accrued leave entitlements. Any unvested awards granted under the equity-linked incentive plans will vest and may be exercised by the executive.

7.6.2 Remuneration: Specified Executives

The following table sets out the remuneration of the Specified Executives.

Executive	Base salary FIXED[1] $	Annual and long service leave movement FIXED[2] $	Accrued bonus AT RISK[3] $	EDA Plan AT RISK[4] $	Other benefits FIXED $	Payments made on relocation/ taking office FIXED $	Option arrange-[13] ments	Total $
Richard Green, Vice Chairman – Operations, United States	682,501	–	1,023,751 Vested: 100%	–	20,254 [7]	–	–	1,726,506
Peter Allen, Group Chief Financial Officer[5]	425,000	230,704	350,000 Vested: 100%	38,889	101,940 [8]	563,826 [11]	–	1,710,359
Robert Jordan, Chief Operating Officer, Australia and New Zealand	400,000	135,866	770,000[6] Vested: 100%	18,889	–	–	–	1,324,755
Michael Gutman, Chief Operating Officer, UK and Europe	402,313	54,845	377,169 Vested: 100%	27,988	328,217 [9]	125,723 [12]	[14]	1,316,255
Kenneth Wong, President United States Operations	341,250	41,786	409,500 Vested: 100%	–	50,666[10]		–	843,202

(1) Base salary is inclusive of superannuation guarantee contributions. In the case of Mr Wong, US executives are entitled to contribute part of their base salary to a deferred remuneration plan. Those contributions are matched by the Group (see note 10 below).

(2) The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the shortened financial year.

(3) No amount of any bonus was forfeited in the shortened financial year. No bonus is payable in respect of any future financial year.

(4) Refer to the table at 7.6.3. All Specified Executives will participate in the PIP Plan from 1 January 2006 but only if the performance hurdle in the qualifying year is met. Refer to 7.3.4 and 7.3.5 for a detailed summary of the PIP Plan.

(5) Mr Allen relocated from the United Kingdom in mid 2004. Although he gained the title of Group Chief Financial Officer on 1 October 2004, he acted in that capacity for the entire financial period.

(6) This includes a special performance bonus in recognition of Mr Jordan having met certain additional performance objectives.

(7) Other benefits comprised medical benefits.

(8) Other benefits comprised loan forgiveness.

(9) Other benefits comprised normal expatriate benefits including accommodation plus fringe benefits tax on those benefits.

(10) Other benefits comprised medical benefits and deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan.

(11) As noted at (5) above, Mr Allen relocated from the UK office in mid 2004. The payments noted in this column relate to losses, costs and expenses incurred by Mr Allen in connection with his relocation to the Sydney office on short notice.

(12) Mr Gutman relocated to the UK office in 2003. The payments noted in this column relate to losses, costs and expenses incurred by Mr Gutman in connection with his relocation to the UK office.

(13) No options or awards were issued to the Specified Executives under the Executive Option Plan or Executive Performance Share Plan. Details of participation of Specified Executives in the EDA Plan are set out in the table at 7.6.3.

(14) Refer 7.6.4.

7.6.3 Specified Executives: participation in the EDA Plan

The following awards under the EDA Plan were granted to Specified Executives during the shortened financial year in respect of the financial year ended 30 June 2004:

Executive	Date of Grant	Number of Awards	Vesting date	Value of EDA granted $	Performance hurdles	Amortisation for the period $
Peter Allen, Group Chief Financial Officer	1 September 2004	23,060	1 September 2007	350,000	Nil	38,889
Robert Jordan, Chief Operating Officer, Australia and New Zealand	1 September 2004	11,200	1 September 2007	170,000	Nil	18,889
Michael Gutman, Chief Operating Officer, UK and Europe	1 September 2004	16,595	1 September 2007	251,889	Nil	27,988

7.6.4 Option arrangements

No options were issued to the Specified Executives in the shortened financial year.

As noted, as a consequence of the Merger the vesting dates under the Executive Option Plan were accelerated. This acceleration also occurred in respect of vesting dates under the Executive Performance Share Plan. Specified Executives other than Mr Gutman exercised options and awards under the Executive Option Plan and the Executive Performance Share Plan in the financial year ended 30 June 2004. Details of the exercise of those options and awards were included in the 2004 Annual Report for the Company.

The following table details Mr Michael Gutman's option and award arrangements. On exercise of the options and awards, Westfield satisfied the exercise by issuing shares to the Profit Element.

Executive	No of options/awards on issue	Original Grant Date	Accelerated vesting as a result of the Merger	Expiry date	Exercise date as a result of the Merger	Exercise price $	Market value at date of exercise $	Total realised value[1] $
Michael Gutman, Chief Operating Officer, UK and Europe	100,000	10 April 2000	100,000	10 April 2005	1 July 2004	9.32	15.47	615,000
	150,000	30 April 2001	150,000	30 April 2006	1 July 2004	13.03	15.47	366,000
	75,000	28 Feb 2003	75,000	28 Feb 2010	1 July 2004	13.14	15.47	174,750
	7,420	10 June 2003	7,420	10 June 2008	1 July 2004	Nil	15.47	114,787
	13,290	10 June 2003	13,290	10 June 2008	1 July 2004	Nil	15.47	205,596
	75,000	28 Feb 2004	75,000	28 Feb 2011	1 July 2004	13.55	15.47	144,000
			420,710					1,620,133

(1) The percentage of the value of Mr Gutman's remuneration for the shortened financial year that consists of options is zero.

7.6.5 Remuneration: Former executive

The following executive is included in the top five highest remunerated executives for the shortened financial year as a consequence of payments made on the executive leaving the Westfield Group.

Executive	Base salary $	Cash bonus $	Accrued bonus $	Termination benefit $	Ex-gratia payment $	Options $	Market value $	Total $
Tony Sulsters, Divisional Director, Construction	197,833	–	–	–	1,250,000[1]	18,800 lapsed with an exercise price of 15.56	16.07 per option being 9,588 in aggregate	1,447,833

[1] Mr Sulsters was employed by the Westfield Group for in excess of 32 years. The amount of the ex-gratia payment made on Mr Sulsters' retirement from office represents approximately 2.5 times his total remuneration for the preceding financial year.

8. ASIC disclosures

8.1 Rounding

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998. Accordingly, amounts in the Directors' Report, the Financial Statements and the Notes thereto have been rounded to the nearest hundred thousand dollars.

8.2 Shortened Financial Year

By an order dated 21 May 2004 made by the Australian Securities and Investments Commission, the Company and its directors are relieved of the requirements of the Corporations Act that the financial year of the Company start at the end of the previous financial year and be 12 months long. As a result, the Company complies with the Corporations Act in respect of the period from 1 July 2004 to 31 December 2004 (the "Shortened Financial Year"), as if the Shortened Financial Year was a financial year. The Shortened Financial Year permits the Company to align its financial year with the financial years of Westfield Trust and Westfield America Trust.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

FP Lowy, AC
Chairman

FG Hilmer, AO
Deputy Chairman

30 March 2005

Corporate Governance Statement

The Westfield Group, comprising Westfield Holdings Limited ("Westfield Holdings"), Westfield Trust and Westfield America Trust, through its Boards and its executives recognises the need to establish and maintain corporate governance policies and practices which reflect the requirements of the market regulators and participants and the expectations of Members and others who deal with the Westfield Group. These policies and practices will remain under constant review as the corporate governance environment and good practice evolve.

On 25 June 2004, the Members of each of Westfield Holdings, Westfield Trust and Westfield America Trust approved the Merger of the three entities to create the Westfield Group. The Merger became effective on 2 July 2004. Following the Merger, the various charters and policies previously adopted by Westfield Holdings have been extended to Westfield Trust and Westfield America Trust.

This Statement outlines the Westfield Group's main corporate governance practices during the year ended 31 December 2004 and addresses the recommendations of the ASX Corporate Governance Council and the extent of Westfield's compliance with them as at the end of the year. As at 31 December 2004, the Westfield Group has achieved substantial compliance with the recommendations.

A summary of the Westfield Group's compliance with the ASX Corporate Governance Council's recommendations appears at the end of this Report. Additionally, corporate governance documentation, including charters and relevant corporate policies and codes, can be found on the *westfield.com* website.

Principle 1: Lay solid foundations for management and oversight.

1.1 Functions of board and management

In June 2004, the Westfield Group adopted and published a document setting out matters reserved to its Boards. In July 2004, immediately after the Merger, changes to the Boards of Westfield Holdings[1], Westfield Management Limited ("Westfield Management") (as responsible entity for Westfield Trust) and Westfield America Management Limited ("Westfield America Management") (as responsible entity for Westfield America Trust) were effected so that there was uniform membership across each of these Boards[2]. Specifically, the Board reserved its authority over the following matters except where such matters are expressly delegated to a committee of the Board, a managing director or another nominated member of the senior management team:

↗ strategy and direction;

↗ financial controls, compliance and risk management;

↗ corporate structure;

↗ appointment of directors, a managing director, the chief financial officer, company secretary and the external auditor;

↗ the manner and limits of delegation of authority;

↗ significant policies affecting the Group as a whole; and

↗ corporate governance matters.

The listing of matters reserved for the Board, which is available on the *westfield.com* website, formally sets out what has been the practice of the Board over a number of years.

At the same time, the Board also adopted a Board Charter which sets out the objectives, responsibilities and framework for the operation of the Board.

As part of the induction process, directors sign a letter of appointment which sets out the key terms and conditions on which each director is appointed. This letter provides that if a director ceases to be a director of Westfield Holdings for any reason, he/she must also resign as a director of Westfield Management and Westfield America Management. The letter also sets out a procedure by which directors are able to take independent professional advice at the Group's expense. Directors are encouraged to direct any enquiries or requests for additional information to the company secretary, who will facilitate a response to the query and/or provide the director with the requested information.

[1] Mr FT Vincent did not become a member of the Board of Westfield Holdings until elected by Members at the Annual General Meeting on 12 November 2004.

[2] Unless otherwise specified, the Boards of the individual entities sit as the "Westfield Group Board". For the balance of this Report, the Westfield Group Board will be referred to as "the Board".

Principle 2: Structure the board to add value

2.1 Independent directors

Until July 2004, each of the Boards of Westfield Holdings, Westfield Management and Westfield America Management comprised 10 directors. Prior to the Merger, there was not a common Board of directors for these entities. Following the Merger, the composition of the Westfield Group Board is set out in the table below:

Name	Position held	Independent (Y/N)	Date appointed to WHL Board	Date appointed to WML Board[3]	Date appointed to WAML Board[4]	Length of tenure at 31/12/04[5]
Frank P Lowy, AC	Chairman/Executive Director	N	1960	1979	1996	44 years[6]
Frederick G Hilmer, AO	Deputy Chairman/Non-Executive Director	Y	1991	2004	2004	13 years
David H Lowy, AM	Deputy Chairman/Non-Executive Director	N	1981	2004	2004	23 years
Roy L Furman	Non-Executive Director	Y	2004	2004	2002	2 years
David M Gonski, AO	Non-Executive Director	Y	1985	2004	2004	19 years
Stephen P Johns	Non-Executive Director	N	1985	1985	1996	19 years
Peter S Lowy	Managing Director/Executive Director	N	1987	1986	1996	18 years
Steven M Lowy	Managing Director/Executive Director	N	1989	1989	1996	15 years
John B Studdy, AM	Non-Executive Director	Y	2004	2004	2004	1 year
Francis T Vincent	Non-Executive Director	Y	2004	2004	2002	2 years
Gary H Weiss	Non-Executive Director	Y	2004	2002	2004	2 years
Dean R Wills, AO	Non-Executive Director	Y	1994	2004	2004	10 years
Carla M Zampatti, AM	Non-Executive Director	Y	1997	2004	2004	7 years

[3] Mr F Hilmer, Mr D Lowy, Mr D Gonski, Mr D Wills and Ms C Zampatti previously served as directors of this Board, but resigned in May 2002. This date reflects the most recent date of appointment to this Board.

[4] Refer to Note 3 above.

[5] Length of tenure calculated from year of first appointment to Westfield Holdings (or any of its predecessor vehicles), Westfield Management or Westfield America Management.

[6] This includes Mr Lowy's service on the Boards of predecessor vehicles.

Biographies of the directors are included in the section on the Board of Directors in this Annual Report.

As indicated in the table, of the thirteen directors on the Board, eight are considered to be independent. Therefore, a majority of directors are independent.

Corporate Governance Statement

For the purposes of reporting on Westfield Trust and Westfield America Trust, the composition of the Boards of the respective responsible entities for the period 1 January 2004 to 31 December 2004 are set out in the tables below:

Westfield Management Limited (as responsible entity for Westfield Trust)

Name	Position held	Independent (Y/N)	Date appointed to Board	Length of tenure at 31/12/04[7]
Frank P Lowy, AC	Executive Chairman	N	1979	25 years
Jillian R Broadbent, AO*	Non-Executive Director	Y	2002	2 years
William J Falconer, CNZM*	Non-Executive Director	Y	2002	2 years
Roy L Furman**	Non-Executive Director	Y	2004	0.5 years
David M Gonski, AO**	Non-Executive Director	Y	2004	0.5 years
Frederick G Hilmer, AO**	Non-Executive Director	Y	2004	0.5 years
Herman Huizinga*	Non-Executive Director	Y	2002	2 years
Stephen P Johns	Non-Executive Director	N	1985	19 years
David H Lowy, AM**	Non-Executive Director	N	2004	0.5 years
Peter S Lowy	Managing Director/Executive Director	N	1986	18 years
Steven M Lowy	Managing Director/Executive Director	N	1989	15 years
Robert C Mansfield, AO*	Non-Executive Director	Y	2002	2 years
John B Studdy AM	Non-Executive Director	Y	2004	1 year
Francis T Vincent**	Non-Executive Director	Y	2004	0.5 years
Gary H Weiss	Non-Executive Director	Y	2002	2 years
Dean R Wills, AO**	Non-Executive Director	Y	2004	0.5 years
Carla M Zampatti, AM**	Non-Executive Director	Y	2004	0.5 years

* Resigned from the Board on 13 July 2004.
** Appointed to the Board on 13 July 2004
(7) For those directors who resigned on 13 July 2004, the length of tenure is reported as at that date.

At all times during the financial year of Westfield Trust ended 31 December 2004, the Board of Westfield Management comprised a majority of Independent Directors.

Westfield America Management Limited (as responsible entity for Westfield America Trust)

Name	Position Held	Independent (Y/N)	Date appointed to Board	Length of tenure at 31/12/04[8]
Frank P Lowy, AC	Executive Chairman	N	1996	8 years
Jillian R Broadbent, AO*	Non-Executive Director	Y	2002	2 years
Roy L Furman	Non-Executive Director	Y	2002	2 years
David M Gonski, AO**	Non-Executive Director	Y	2004	0.5 years
Frederick G Hilmer, AO**	Non-Executive Director	Y	2004	0.5 years
Herman Huizinga*	Non-Executive Director	Y	2002	2 years
Stephen P Johns	Non-Executive Director	N	1996	8 years
David H Lowy, AM**	Non-Executive Director	N	2004	0.5 years
Peter S Lowy	Managing Director/Executive Director	N	1996	8 years
Steven M Lowy	Managing Director/Executive Director	N	1996	8 years
Robert C Mansfield, AO*	Non-Executive Director	Y	2002	2 years
John B Studdy, AM	Non-Executive Director	Y	2004	1 year
Francis T Vincent	Non-Executive Director	Y	2002	2 years
Gary H Weiss**	Non-Executive Director	Y	2004	0.5 years
Dean R Wills, AO**	Non-Executive Director	Y	2004	0.5 years
Carla M Zampatti, AM**	Non-Executive Director	Y	2004	0.5 years

* Resigned from the Board on 13 July 2004.
** Appointed to the Board on 13 July 2004
(8) For those directors who resigned on 13 July 2004, the length of tenure is reported as at that date.

At all times during the financial year of Westfield America Trust ended 31 December 2004, the Board of Westfield America Management comprised a majority of Independent Directors.

Corporate Governance Statement

The Board Charter requires that the Board regularly assesses the independence of each director in light of the terms of the Board Charter, the interests they have disclosed and such other factors as the Board determines are appropriate to take into account. In making this determination the Board is seeking to assess whether directors are:

- independent of management; and
- free of any business or other relationship that could materially interfere or be perceived to materially interfere with their unfettered and independent judgement; and
- capable of making decisions without bias and which are in the best interests of all Members.

A Non-Executive Director will not be regarded as an Independent Director if that director:

(a) is a substantial securityholder of the Westfield Group or an officer of, or otherwise associated directly with, a substantial shareholder of the Westfield Group;

(b) within the last three years has been employed in an executive capacity by any member of the Group, or been a director after ceasing to hold any such employment;

(c) within the last three years has been a partner or a senior management executive with audit responsibilities of a firm which has acted in the capacity of statutory auditor of any member of the Group;

(d) within the last three years has been a principal, employee or consultant of a material professional adviser to any member of the Group – for this purpose a material professional adviser is an adviser whose billings to the Group exceed 5% of the adviser's total revenues;

(e) is a principal, employee or associate of a material supplier to, or material customer of, any member of the Group – for this purpose a material supplier to the Group means a supplier whose revenues from the Group exceed 5% of the supplier's total revenues. A material customer is a customer whose payments to the Group exceed 5% of the customer's operating costs;

(f) has a material contractual relationship with any member of the Group other than as a director of the Westfield Group Board; and

(g) has any interest or business or other relationship which could materially interfere with the director's ability to act in the best interests of the Group and independently of management.

As regards the Non-Executive Directors of the Westfield Group post Merger, applying the criteria set out in the Board Charter, the Board reached the following conclusions:

- Mr David Lowy was not independent given that he was formerly a Managing Director of Westfield Holdings and given that he has declared an interest as an associate of a substantial shareholder.
- Mr Stephen Johns was not independent (following his resignation as an executive in October 2003) given his long standing executive role with the Westfield Group.
- Mr Frederick Hilmer, Mr Roy Furman, Mr David Gonski, Mr John Studdy, Mr Francis Vincent, Dr Gary Weiss, Mr Dean Wills and Ms Carla Zampatti are all Independent Directors. In making this determination the Board noted that Mr Gonski is Chairman of Investec Wentworth ("Investec") which provides advisory services to the Westfield Group. The fees paid to Investec for advisory services totalled $950,000 in the shortened financial year ended 31 December 2004. The fees are charged on arm's length terms and are no more favourable than those paid to other advisers providing similar services. The Board noted that in transactions and other matters on which advice was sought from Investec, it was usual for Investec to be acting as one of a number of advisers in relation to the issues under consideration. The Board also noted that the fees derived by Investec represented considerably less than 5% of the total revenues of Investec's operations in Australia in the same period and an even smaller percentage of the revenues of the global Investec Group. Mr Gonski is not a substantial shareholder in Investec Group which is listed in the United Kingdom and South Africa. The Board considered that the consultancy arrangement with Investec was not a material contractual relationship to the Westfield Group or to Investec, such as might give rise to any actual or perceived loss of independence on the part of Mr Gonski.

Following the establishment of the Westfield Group Board which is common to each of the stapled entities, all Non-Executive Directors have signed a letter of appointment which, amongst other things, places an onus on each Independent Director to disclose immediately to the Board any matter or circumstance which he/she believes may impact his/her status as an Independent Director. Where the Board concludes that a director has lost his/her status as an Independent Director, that conclusion will be advised to the market.

Corporate Governance Statement

2.2 Chairperson and independence

The Westfield Group notes the ASX Corporate Governance Council recommendations that listed companies have an independent director as chairman and that the roles of chairman and chief executive officer are not held by the same person. Notwithstanding this recommendation, and for the reasons set out below, the Board believes that Mr Frank Lowy is the most appropriate person to act as chairman of the Westfield Group Board notwithstanding that he is the chief executive officer of Westfield Holdings and is not an Independent Director.

Mr Lowy was the co-founder of Westfield and has overseen the success of the Group since 1960. With over 40 years direct experience in the design, construction and management of shopping centres and associated fund and asset management, Mr Lowy's experience and reputation is unparalleled in the industry.

Mr Lowy's knowledge of Westfield, its history, its growth and of the broader industry, both locally and internationally, place him in a unique position to lead the Board and the Westfield Group. For this reason, the Board takes the view that it is in the best interests of securityholders that Mr Lowy, with his background and experience, be the chairman of the Westfield Group Boards and chief executive officer of Westfield Holdings.

In arriving at this view, the Board has also noted the following matters:

- the appointment of Mr Hilmer, the deputy chairman, as the lead Independent Director. Where necessary, Mr Hilmer will act as a liaison point for Independent Directors and confer with the chairman and with Independent Directors on Board matters;
- there is a majority of Independent Directors serving on the Board; and
- the delegation of certain responsibilities to Board committees (of which the chairman is not a member), the chairman being a member of the Nomination Committee only.

2.3 Nomination Committee

In December 2003, the Board of Westfield Holdings established a Nomination Committee. The Nomination Committee is a committee of Westfield Holdings only given that each of Westfield Management and Westfield America Management are committed to having a common board of directors following the Merger.

The Committee comprises the following members:

Name	Position Held	Status
Frank P Lowy, AC	Chairman	Executive Director
David M Gonski, AO	Member	Independent Director
Dean R Wills, AO	Member	Independent Director
Carla M Zampatti, AM	Member	Independent Director

The Committee met once from July to 31 December 2004. All members of the Committee attended that meeting.

The Nomination Committee is responsible for advising the Board on the appointment of suitably qualified directors who are able to meet the needs of the Westfield Group as well as the ongoing evaluation and review of the performance of the Board.

The functions undertaken by the Committee in discharging that responsibility include:

- assessing the skills of current Board members against the collective skill set required by the Board;
- making recommendations to the Board regarding its composition and reviewing the effectiveness of the Board;
- identifying suitable candidates to fill Board vacancies; and
- ensuring the existence of proper succession planning processes and plans for the Board.

A Charter for the Nomination Committee has been approved by the Board and appears in the Corporate Governance section of the *westfield.com* website.

Future recommendations regarding the appointment of additional directors will be made by the Nomination Committee and considered by the Board having regard to:

- the assessment made on the skill set required to discharge the responsibilities of the Board compared with the skills currently represented on the Board;
- the current strategic direction of the Westfield Group and the consequent need to consider skills which may be required in the future; and
- the suitability of available candidates identified following an appropriate search process undertaken in the context of a detailed description of the role and capabilities required for a particular appointment.

Recommendations made by the Nomination Committee will be considered by the Board which will retain an unfettered discretion on the appointment of a director to fill a casual vacancy prior to the formal election of that director by the Members of Westfield Holdings in general meeting.

Principle 3: Promote ethical and responsible decision-making

3.1 Code of Conduct

In June 2004, the Board approved and adopted a Directors' Code of Conduct, which formalised long standing and well understood ethical principles practised by Westfield Group directors.

The Code of Conduct covers personal conduct, situations of conflict of interest, confidentiality and director independence. A copy of the Code of Conduct appears in the Corporate Governance section of the *westfield.com* website.

The conduct of all Westfield employees is governed by a set of core principles which incorporate the fundamental principles to which employees are expected to adhere when dealing with other staff members, customers and retailers, shareholders and the community. These values include requirements that Westfield staff, at all times:

- act with honesty and integrity and welcome a diversity of people;
- create a healthy and safe work environment;
- meet the commitments of the Westfield Group;
- examine ways to improve processes in a manner which adds value;
- provide shareholders with sustainable superior returns;
- constantly seek new opportunities for growth;
- conduct our activities in an environmentally responsible manner; and
- contribute expertise and resources to promote positive change in the community.

Westfield's core principles are supplemented by the staff Code of Conduct which is issued to all employees at the time of joining the Group and which deals in broad terms with issues such as:

- the high standards of personal conduct and ethical behaviour expected of all employees;
- the duty of employees to avoid conflicts of interest which may arise if the employee or any person or entity associated with that employee has a business arrangement or relationship with a Group company outside their normal employment relationship;
- the duty of employees to maintain confidentiality with respect to the Group's information and information provided by our retailers and customers;
- the duty of employees to avoid discrimination against any person; and
- the Group's policy prohibiting harassment in any form.

3.2 Security Trading Policy

All directors and employees are subject to Corporations Act restrictions on buying, selling or subscribing for securities in the Westfield Group or any listed entity in respect of which a Group company is the responsible entity if they are in possession of price sensitive information (i.e. information which a reasonable person would expect to have a material impact on the price or value of the relevant security) which has not been published.

In addition, certain employees are prohibited from trading in Westfield Group securities in certain defined black-out periods which include the period of preparation of half-year and full-year results.

The Board adopted a Security Trading Policy in June 2004. A summary of that policy appears in the Corporate Governance section of the *westfield.com* website.

Principle 4: Safeguard integrity in financial reporting

4.1 Attestation of true and fair view

For the shortened financial year ended 31 December 2004, the Westfield Group has put in place a process whereby the Managing Directors and Group Chief Financial Officer have stated in writing to the Board that the Group financial statements (and those of the constituent entities) present a true and fair view, in all material respects, of the Group's financial condition and operational results and have been prepared in accordance with the relevant accounting standards.

This statement will be requested from the relevant executives in future years at the time of the consideration and approval of the full-year result.

4.2 Audit & Compliance Committee

Westfield Holdings, Westfield Management and Westfield America Management have established Audit & Compliance Committees.

From January 2004 until July 2004, the Audit & Compliance Committee of Westfield Holdings comprised two Independent Directors, Mr FG Hilmer and Mr DM Gonski and one Non-Executive Director, Mr SP Johns. During that period, the Committee met on two occasions.

From January 2004 until July 2004, the Audit & Compliance Committee of Westfield Management and Westfield America Management comprised three independent directors, Ms JR Broadbent, Mr H Huizinga and Mr JB Studdy and one Non-Executive Director, Mr SP Johns. During that period, each Committee met on two occasions.

In July 2004, immediately following the Westfield Group Merger, the composition of the Audit & Compliance Committee of each of Westfield Holdings, Westfield Management and Westfield America Management was changed so that each Committee would have the same membership and, for all purposes, act as one committee.

Consequently, since July 2004 and at the date of this Annual Report, the composition of the Audit & Compliance Committee is as set out in the table below:

Name	Position Held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
David M Gonski, AO	Member	Independent Director
Stephen P Johns	Member	Non-Executive Director
John B Studdy, AM	Member	Independent Director

The Committee met three times from July to 31 December 2004. All members of the Committee attended those meetings.

The primary function of the Audit & Compliance Committee is to ensure that an effective internal control framework exists within the Group, through the establishment and maintenance of adequate internal controls to safeguard the assets of the business and to ensure the integrity and reliability of financial and management reporting systems.

Compliance officers have been appointed for the Australian, United States, United Kingdom and New Zealand operations of the Group. Those officers are responsible for reviewing and monitoring the efficacy of compliance systems within the Group on an ongoing basis to ensure appropriate measures are in place to educate staff as to their compliance responsibilities and to report to the Audit & Compliance Committee on those matters.

A Charter for the Audit & Compliance Committee was approved by the Board in June 2004. Amongst other things, the Charter sets out the objectives and responsibilities of the Audit & Compliance Committee, which are listed below.

The Audit & Compliance Committee:

- reviews and reports to the Board on the half-year and annual reports and financial statements of the Group;
- is responsible for making recommendations regarding the appointment, evaluation and removal of the Group's external auditor and reviewing and reporting to the Board on the adequacy, scope and quality of the annual statutory audit and half-year audit review and on the integrity and reliability of the financial statements;
- reviews the effectiveness of the Group's internal control environment, including the effectiveness of internal control procedures;
- monitors and reviews the reliability of financial reporting;
- monitors and reviews the compliance of the Group with applicable laws and regulations;
- monitors the scope of the internal audit function to ensure that its resources are adequate and used effectively, including the co-ordination of the internal and external audit functions; and
- monitors the adequacy and effectiveness of compliance systems in relation to the legal exposures of the Group.



The Audit & Compliance Committee meets with external auditors at least twice each year (and more frequently if required) to review the adequacy of existing external audit arrangements and the scope of the audit. The internal and external auditors have a direct line of communication at any time to either the chairman of the Audit & Compliance Committee or the chairman of the Board.

Under the terms of the Charter the senior audit engagement partner must rotate every five years. The Committee requires that a succession plan be presented to it by the external auditor at least one year prior to the rotation.

The Audit & Compliance Committee reports to the full Board after each Committee meeting.

The internal and external auditors, the Group Chief Financial Officer and the Group Compliance Officer are invited to attend Audit & Compliance Committee meetings at the discretion of the Committee. At least annually, the Audit & Compliance Committee meets with the internal auditor and external auditors without management being present.

Annexed to the Audit & Compliance Committee Charter is the Charter of Audit Independence which is intended to ensure that the Group's external auditor carries out its functions in a manner which is demonstrably independent of the Westfield Group. The Audit Independence Charter sets out some key requirements in the relationship between the external auditor and the Group (including issues such as partner rotation) and defines the scope and value of the non-audit services which may be provided by the external auditor to the Westfield Group without impacting the actual or perceived independence of the external auditor. The Charter also requires an annual confirmation by the external auditor regarding compliance with the terms of the Charter and a variety of other issues which impact the actual and perceived independence of the external auditor.

The Audit & Compliance Committee Charter (incorporating the Audit Independence Charter) appears in the Corporate Governance section of the *westfield.com* website.

4.3 Compliance Sub-Committee of the Audit & Compliance Committee

Under the managed investments legislation, Westfield Management and Westfield America Management, as the responsible entities for Westfield Trust and Westfield America Trust respectively, are required to register a Compliance Plan with the Australian Securities and Investments Commission. The Compliance Plan outlines the measures which are to be applied by the responsible entity to ensure compliance with the Corporations Act and the respective Trust's Constitution.

The Compliance Sub-Committee (a sub-committee of the Audit & Compliance Committee) is responsible for monitoring Westfield's compliance with the Compliance Plan and reports on its findings to the Board through the Audit & Compliance Committee.

The members of the Compliance Sub-Committee are Mr JB Studdy and Mr SP Johns.

The Sub-Committee met twice from July to 31 December 2004. All members of the Sub-Committee attended those meetings.

Principle 5: Make timely and balanced disclosure

5.1 Continuous Disclosure

In June 2004, the Westfield Group approved a Continuous Disclosure Policy which formalised existing practices and procedures in relation to the fulfilment of, and compliance with, continuous disclosure obligations imposed by the ASX Listing Rules and Corporations Act.

The Policy underlines the Group's commitment to ensuring that the Group's Members and the market are provided with high quality, relevant and accurate information regarding its activities in a timely manner and that investors generally are able to trade in Westfield Group securities in a market which is efficient, competitive and informed as well as ensuring that market participants have an equal opportunity to review and assess information disclosed by the Group.

The Policy includes a vetting and authorisation process so that all disclosures are factual, do not omit material matters and are expressed in a clear and objective manner.

The Continuous Disclosure Policy appears in the Corporate Governance section of the *westfield.com* website.

Corporate Governance Statement

Principle 6: Respect the rights of shareholders

6.1 Communications with shareholders

For some time, the Westfield Group has used its website as a means of providing information to Members and the broader investment community. A section of this website is dedicated to Westfield's investors. Media releases, investor presentations and interim and full year financial reports are available for review on the *westfield.com* website. These announcements, presentations and reports are placed on the website shortly after they have been released to the ASX. An archive of announcements, presentations and reports is retained on the website for at least three years. Investors with access to e-mail can, through the *westfield.com* website, elect to be placed on an e-mail mailing list in order to be sent certain corporate information as it is released.

Also available for review on the *westfield.com* website are notices of Members' meetings and explanatory documents issued by Westfield in respect of those meetings. These are also retained on the website for at least three years.

As the usage and acceptance of electronic communication in the community increases, the Westfield Group will work closely with its share registrar to investigate the increased use of electronic means of communicating with its investors.

6.2 Attendance at Annual General Meeting by Auditor

It has been the practice of Westfield Holdings for some years for the external auditor to be present at the Annual General Meeting to address, if required, any issues raised concerning the audit of the financial statements. Pursuant to the Corporations Act, the relevant audit partners of the external auditor are sent the notice of meeting and related documentation at the same time as these documents are despatched to the Members.

Principle 7: Recognise and manage risk

7.1 Risk oversight and management

In June 2004, the Board of Westfield Holdings established a Risk Management Committee. Following completion of the Merger, the initial appointments to that Committee were made on 13 July 2004. Aspects of the work of this Committee had previously been undertaken by the Audit & Compliance Committee. However, with the increased focus on risk management issues and compliance and control generally, the Board took the view that following the Merger, a dedicated Risk Management Committee would best serve the needs of the Group.

The responsibilities of the Committee are detailed in the Risk Management Committee Charter.

The objective of the Committee is to assist the Board by monitoring and reviewing the corporate policies for identifying and managing relevant risks associated with the business of the Group and the adequacy of the Group's practices and procedures in implementing those policies. This includes monitoring and reviewing:

(a) the Group's policies regarding risk management which should be incorporated in the Risk Management Policy;

(b) the appropriateness of the Risk Management Policy and internal control systems adopted by the Group;

(c) the Group's continuing processes for:

(i) the identification of material financial, legal and operational risks associated with the conduct of the business of the Group;

(ii) the maintenance of appropriate internal control systems designed to manage key risk areas;

(iii) assessing the above matters in conjunction with management and the internal and external auditors; and

(iv) monitoring and reporting against compliance with the Risk Management Policy.

As at the date of this Annual Report, the composition of the Risk Management Committee is as set out in the table below:

Name	Position Held	Status
David H Lowy, AM	Chairman	Non-Executive Director
Stephen P Johns	Member	Non-Executive Director
Gary H Weiss	Member	Independent Director

The Committee met three times from July to 31 December 2004. All members of the Committee attended those meetings.

The Charter of the Risk Management Committee appears in the Corporate Governance section of the *westfield.com* website.

7.2 Statement on the integrity of the financial statements

The Managing Directors and the Group Chief Financial Officer confirm in writing to the Board, at the time the financial statements are being considered for approval by the Board, that the financial statements present a true and fair view, and that this assertion is founded on a sound system of financial risk management and internal compliance and control which implements the policies adopted by the Board and that the Group's financial risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.

The Westfield Group is in the process of implementing a number of enhancements to its existing risk management framework. These enhancements are being introduced progressively under the guidance of the Risk Management Committee. The principal task being undertaken by the Group is to document a Risk Management Policy which defines and consolidates the current risk management practices of the Westfield Group and provides a framework for regular review of those practices.

The Board receives regular reports from management, the Audit & Compliance Committee and the Risk Management Committee, on areas where there is considered to be significant business risk and on the management of those risks. The internal audit function also monitors these risks and reports to the Audit & Compliance and Risk Management Committees.

Principle 8: Encourage enhanced performance

8.1 Process for performance evaluation of the board, its committees and individual directors, and key executives

The Board and its Committees

The Nomination Committee has been charged with responsibility for examining Board and director performance on an ongoing basis, and when determining which directors are to resubmit themselves for re-election. The role of the Nomination Committee is more fully discussed in paragraph 2.3. The Committee met once in the year ended 31 December 2004, specifically for the purpose of undertaking the evaluation of Board and director performance.

An induction process exists for new members joining the Westfield Board. New Board members are provided with the opportunity to experience first hand the operations of the Group, and to meet and discuss all aspects of the Group's operations with key members of executive management. As part of the induction process, the company secretary provides access to information in areas such as operations, finance, treasury and risk management to assist the new Board member as required.

On an ongoing basis, directors are provided with periodic updates on legal and corporate issues, particularly those pertaining to matters relating to the responsibilities of boards and directors generally, changes to the Corporations Act, corporate governance, tax and accounting developments and other matters of interest.

Management makes regular presentations to the Board and Board Committees on operational, financial, treasury, legal and tax issues of relevance to the Board.

The company secretary is appointed and removed by the Board. The company secretary works with the chairman, the Board and the Board Committees on all governance related issues. All directors have access to the company secretary for the purpose of obtaining information or advice.

Key Executives

As regards the performance of executives, Westfield has an established process of objective setting and performance review of all staff. In particular, senior executives who have a discretionary element to their total remuneration package, have set objectives which are agreed at the commencement of each financial year. Their performance against these objectives is assessed each half-year in an interview with the manager to whom they report. In that interview, the potential development of that executive is also discussed along with any training required to enhance the prospects of the development objectives being achieved. In the case of the managing directors, an assessment of their performance is undertaken by the Remuneration Committee. Issues relating to remuneration are dealt with in more detail in the Remuneration Report which forms part of the Directors' Report.

Principle 9: Remunerate fairly and responsibly

9.1 Remuneration Policies

The Group's Remuneration Policy is designed to attract and retain high calibre directors and senior executives capable of meeting the specific management needs of the Group.

The Group's current remuneration objectives and policies regarding determination of base pay, the short term variable bonus and long term equity-linked incentives are explained in the Remuneration Report which forms part of the Directors' Report.

Details of the emoluments of all directors, the five executives receiving the highest emoluments and the five executives who have greatest authority within the Group are set out in the Remuneration Report and the Financial Statements.

9.2 Remuneration Committee

In 1996, the Westfield Holdings Board established a Remuneration Committee. This Committee is a committee of Westfield Holdings only, as Westfield Trust and Westfield America Trust, as well as their responsible entities, have no employees.

Since July 2004, and at the date of this Annual Report, the composition of the Remuneration Committee is as set out in the table below:

Name	Position Held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski, AO	Member	Independent Director

The Committee met four times between July 2004 and 31 December 2004. All members of the Committee attended those meetings.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for executive directors (including base pay, incentive payments, equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the policy for participation by senior executives in equity-linked plans;
- reviewing management's recommendations of the total proposed awards to be issued under each plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

9.3 Structure of Non-Executive Directors' remuneration

Fees paid to Non-Executive Directors are determined by the Board, within the current maximum aggregate limit set by Members. Current fees and emoluments are fully disclosed in the Remuneration Report section of the Directors' Report. Directors' fees are reviewed annually by the Remuneration Committee and by the Board taking into consideration the level of fees paid to non-executive directors by companies of a similar size and stature.

Non-Executive Directors are paid their fees in cash. The Non-Executive Directors do not participate in schemes designed for the remuneration of executives, nor do they receive options or bonus payments. The gross fee received by Non-Executive Directors is inclusive of any contribution that the Westfield Group is obliged to pay pursuant to the superannuation guarantee legislation. Directors are not entitled to any payment on retirement or resignation.

9.4 Payment of equity-based executive remuneration with thresholds set in plans approved by shareholders

During the course of the financial year, executive options and executive share awards issued pursuant to the Westfield Executive Option Plan and Westfield Executive Performance Share Plan respectively vested and were exercised by executives.

The Westfield Executive Option Plan and Westfield Executive Performance Share Plan were approved by Members at the 2001 Annual General Meeting. No options or awards have been issued under these plans since 2003. It is not intended to issue any options or awards from these plans in the future. Executives who exercised options or awards during the financial year satisfied all vesting requirements of the Westfield Executive Option Plan or Westfield Executive Performance Share Plan.

Following the Westfield Group Merger, two new equity-linked incentive plans, the Executive Deferred Award Plan (the "EDA Plan") and the Partnership Incentive Plan (the "PIP Plan"), have been introduced to replace the Westfield Executive Option Plan and Westfield Executive Performance Share Plan. A description of these plans and their operation is included in the Remuneration Report section of the Directors' Report. Although benefits payable under the EDA Plan and PIP Plan are affected by movements in the value of Westfield Group stapled securities and distributions paid on those securities, on the vesting of entitlements under these plans, no equity will be issued to participating executives. Implementation of these plans does not require Member approval under the Corporations Act, the ASX Listing Rules or any other relevant legislation.

Principle 10: Recognise the legitimate interests of stakeholders

10.1 Code of conduct to guide compliance with legal and other obligations to legitimate stakeholders

The Westfield Group has developed a Compliance Manual which provides detailed guidance to employees of the Group on the laws applicable in the jurisdiction in which they work and the standards of conduct and the procedures to be adopted to comply with those laws. The Australian Compliance Manual deals with issues such as:

- occupational health and safety;
- trade practices;
- retail tenancy legislation;
- environment;
- corporations law and ASX requirements; and
- complaints handling procedures.

The Staff Code of Conduct, which is provided to, and acknowledged by, all employees who join Westfield, and the Compliance Manual are each reviewed on a regular basis to ensure they remain current. Compliance seminars to update staff on changes to legal requirements and procedures are conducted on a regular basis and all staff in the relevant divisions are required to attend.

It is the responsibility of each director and employee to understand the Code of Conduct and other policies applicable to them and to bring to the attention of senior management any conduct or activities which may be in breach of those policies so that a proper investigation can be conducted.

Serious breaches of these policies (including matters such as suspicions of fraud or financial impropriety, auditing issues, improper or unethical behaviour or criminal activities) must be reported immediately to a compliance officer in the relevant country or to the group compliance officer for investigation in accordance with the Group's policies. Where appropriate, the police or other regulatory authority will be informed.

Complaints are treated in a confidential manner. No action of any kind will be taken against a Westfield employee, adviser or contractor who, in good faith, makes an allegation against the Westfield Group, any employee, adviser or contractor, whether or not that complaint is confirmed by subsequent investigation.

Complaints in relation to alleged breaches of the Group's human resources policies may be reported directly to the St. James Ethics Centre for further follow up.

ASX Corporate Governance Council Best Practice Recommendations

	ASX Principle	Reference *	Comply (Y/N)
Principle 1:	**Lay solid foundations for management and oversight**		
1.1	Formalise and disclose the functions reserved to the board and those delegated to management	1.1	Yes
Principle 2:	**Structure the board to add value**		
2.1	A majority of the board should be independent directors	2.1	Yes
2.2	The chairperson should be an independent director	2.2	No
2.3	The roles of chairperson and chief executive officer should not be exercised by the same individual	2.2	No
2.4	The board should establish a nomination committee	2.3	Yes
2.5	Provide the information indicated in the Guide to reporting on Principle 2	2.1, 2.2, 2.3, 8.1, Directors' Report	Yes
Principle 3:	**Promote ethical and responsible decision-making**		
3.1	Establish a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:		Yes
	3.1.1 the practices necessary to maintain confidence in the company's integrity		Yes
	3.1.2 the responsibility and accountability of individuals for reporting and investigating reports of unethical practices	3.1, 10.1	Yes
3.2	Disclose the policy concerning trading in company securities by directors, officers and employees	3.2	Yes
3.3	Provide the information indicated in the Guide to reporting on Principle 3	3.1, 3.2, 10.1	Yes
Principle 4:	**Safeguard integrity in financial reporting**		
4.1	Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results are in accordance with relevant accounting standards.	4.1	Yes
4.2	The board should establish an audit committee	4.2, 4.3	Yes
4.3	Structure the audit committee so that it consists of:	4.2	Yes
	↗ only non-executive directors		Yes
	↗ a majority of independent directors		Yes
	↗ an independent chairperson, who is not chairperson of the board		Yes
	↗ at least three members		Yes
4.4	The audit committee should have a formal charter	4.2	Yes
4.5	Provide the information indicated in the Guide to reporting on Principle 4	4.1, 4.2, 4.3, Directors' Report	Yes
Principle 5:	**Make timely and balanced disclosure**		
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rules disclosure requirements and to ensure accountability at a senior management level for that compliance	5.1	Yes
5.2	Provide the information indicated in the Guide to reporting on Principle 5	5.1	Yes
Principle 6:	**Respect the rights of shareholders**		
6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings	6.1	Yes

ASX Corporate Governance Council Best Practice Recommendations

	ASX Principle	Reference *	Comply (Y/N)
6.2	Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report	6.2	Yes
Principle 7:	**Recognise and manage risk**		
7.1	The board or appropriate board committee should establish policies on risk oversight and management	7.1	Yes
7.2	The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that:		
	7.2.1 the statement given in accordance with best practice recommendation 4.1 is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board		Yes
	7.2.2 The company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects	7.2, 4.1	Yes
7.3	Provide the information indicated in the Guide to reporting on Principle 7	7.1, 7.2	Yes
Principle 8:	**Encourage enhanced performance**		
8.1	Disclose the process for performance evaluation of the board, its committee and individual directors and key executives	8.1	Yes
Principle 9:	**Remunerate fairly and responsibly**		
9.1	Provide disclosure in relation to the company's remuneration policies to enable investors to understand (i) the costs and benefits of these policies and (ii) the link between remuneration paid to directors and key executives and corporate performance	9.1, Directors' Report, Notes to Financial Statements	Yes
9.2	The board should establish a remuneration committee	9.2	Yes
9.3	Clearly distinguish the structure of non-executive directors' remuneration from that of executives	9.3	Yes
9.4	Ensure that the payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders	9.4	Yes
9.5	Provide the information indicated in the Guide to reporting on Principle 9	9.1, 9.2, 9.3, 9.4, Directors' Report	Yes
Principle 10	**Recognise the legitimate interests of stakeholders**		
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations	10.1	Yes

* the reference refers to the corresponding paragraph in the Corporate Governance Statement or to the Directors' Report or to the Financial Statements.

Shareholding Information

as at 10 March 2005

Twenty Largest Holders of Stapled Securities in Westfield Group*

		Number of securities	% of issued securities
1	JP Morgan Nominees Australia Limited	263,875,460	15.44
2	Westpac Custodian Nominees Limited	241,365,356	14.12
3	National Nominees Limited	169,963,072	9.95
4	Cordera Holdings Pty Limited	105,594,531	6.18
5	ANZ Nominees Limited	85,979,601	5.03
6	Citicorp Nominees Pty Limited	58,063,732	3.40
7	Cogent Nominees Pty Limited	47,498,133	2.78
8	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	40,031,560	2.34
9	AMP Life Limited	28,989,402	1.70
10	HSBC Custody Nominees (Australia) Limited	27,549,763	1.61
11	Cogent Nominees Pty Limited <SMP Accounts>	26,597,642	1.56
12	Queensland Investment Corporation	25,604,881	1.50
13	Westpac Financial Services Limited	17,123,541	1.00
14	Franley Holdings Pty Limited	15,617,400	0.91
15	Bond Street Custodians Limited <Property Securities A/C>	14,932,065	0.87
16	Victorian WorkCover Authority	14,022,510	0.82
17	Westfield C Fund Pty Limited	13,728,334	0.80
18	RBC Global Services Australia Nominees Pty Limited	13,321,111	0.78
19	Bond Street Custodians Limited <ENH Property Securities A/C>	11,630,641	0.68
20	Transport Accident Commission	11,196,292	0.66
		1,232,685,027	72.13

* Ordinary shares in Westfield Holdings Limited were stapled to units in Westfield Trust and Westfield America Trust as part of the Merger. The stapled securities trade on the Australian Stock Exchange under the code WDC.

Voting Rights

Westfield Holdings Limited – At a meeting of Members, on a show of hands, every person present who is a Member or representative of a Member has one vote, and on a poll every Member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each share they hold or represent.

Westfield Trust & Westfield America Trust – At a meeting of Members, on a show of hands, every person present who is a Member or representative of a Member has one vote, and on a poll, every member present in person or by proxy or attorney and every person who is a representative of a Member has one vote for each dollar value of the total interest they have in the respective trusts.

Distribution Schedule

Category	Number of Options	Number of Option holders	Number of stapled securities	Number of security-holders	% of securities in each category
1–1,000	1,600	2	34,979,717	72,291	2.05
1,001–5,000	3,200	2	112,047,168	44,558	6.56
5,001–10,000	20,000	2	38,876,108	4,959	2.28
10,001–100,000	1,083,800	29	73,918,229	2,779	4.33
100,001 and over	1,266,215	4	1,449,016,793	268	84.80
Total	2,374,815*	39	1,708,838,015	124,855	100.00

As at 10 March 2005, 1,802 security holders hold less than a marketable parcel of quoted securities in Westfield Group.

* In addition, there are 27, 661,209 options on issue to four subsidiaries of Westfield Holdings Limited. Due to the stapling structure of the Westfield Group these options could not be exercised by these subsidiaries. The total number of options on issue at 10 March 2005 is 30,036,024.

Substantial Securityholders

The names of the Group's substantial security holders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Group, are as follows:

Members of the Lowy family and associates	166,450,338
National Australia Bank Limited	90,548,325
Commonwealth Bank of Australia	84,858,407

Directory

Westfield Group

Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office

12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office

Level 3
Corner Remuera Road & Nuffield Street
Newmarket, Auckland
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office

6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries

Maureen T McGrath
Simon J Tuxen

Auditors

Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information

Westfield Holdings Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 7045
Sydney NSW 2001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: computershare.com

Listing

Australian Stock Exchange – WDC

Website

westfield.com


Australia
New Zealand


United States
United Kingdom

Financial Reports

For the financial year ended 31 December 2004

Westfield Trust
Westfield America Trust

Financial Report 2004

for the financial year ended 31 December 2004

Westfield Trust

Contents

Westfield Management Limited ABN 41 001 670 579 (AFS Licence No. 230329) as Responsible Entity of Westfield Trust ARSN 090 849 746

Westfield Trust

Statement of Financial Performance

for the financial year ended 31 December 2004

	Note 1(l)	CONSOLIDATED 2004 $ Million	CONSOLIDATED 2003 $ Million	PARENT ENTITY 2004 $ Million	PARENT ENTITY 2003 $ Million
Revenues from ordinary activities					
Shopping centre rental and other property income		**1,192.6**	1,030.5	**448.0**	407.7
Distributions from subsidiaries		**–**	–	**486.1**	404.1
Interest income		**5.8**	2.8	**4.2**	1.4
Total revenues from trading activities		**1,198.4**	1,033.3	**938.3**	813.2
Revenues from asset sales	21	**198.7**	882.0	**189.7**	757.2
Total revenues from ordinary activities		**1,397.1**	1,915.3	**1,128.0**	1,570.4
Expenses from ordinary activities					
Shopping centre and other property outgoings	16	**343.5**	297.2	**118.0**	111.5
Change in accounting policy – prior year amounts		**–**	(19.2)	**–**	(19.2)
Manager's service charge		**28.4**	33.2	**26.7**	31.3
Corporate costs		**8.1**	5.9	**6.9**	5.7
Foreign currency exchange gain/loss		**(1.4)**	1.0	**10.6**	10.7
Total expenses from trading activities		**378.6**	318.1	**162.2**	140.0
Merger charges		**34.5**	–	**34.5**	–
Costs of assets sold	21	**163.0**	862.6	**154.1**	742.1
Total expenses from ordinary activities		**576.1**	1,180.7	**350.8**	882.1
Share of net profits of equity accounted entities	29(b)	**58.5**	57.0	**–**	–
Borrowing costs	17	**(290.6)**	(218.4)	**(201.1)**	(137.5)
Profit from ordinary activities before tax expense		**588.9**	573.2	**576.1**	550.8
Tax expense relating to ordinary activities		**0.6**	0.4	**0.6**	0.4
Profit from ordinary activities after tax expense		**588.3**	572.8	**575.5**	550.4
Less: net profit attributable to outside equity interests		**6.9**	8.7	**–**	–
Net profit from ordinary activities attributable to Members of Westfield Trust ("WT")	13	**581.4**	564.1	**575.5**	550.4
Increase in asset revaluation reserve	12(a)	**1,187.2**	339.6	**1,310.9**	353.3
Cost of raising equity		**–**	(2.0)	**–**	(2.0)
Net exchange difference on translation of the financial report of self-sustaining foreign operations	12(d)	**117.8**	–	**–**	–
Total revenues, expenses and valuation adjustments attributable to Members of WT and recognised directly in equity		**1,305.0**	337.6	**1,310.9**	351.3
Total changes in equity other than those resulting from transactions with Members as Members attributable to Members of WT	14	**1,886.4**	901.7	**1,886.4**	901.7

Westfield Trust

Statement of Distribution Paid and Proposed

for the financial year ended 31 December 2004

	Note 1(l)	CONSOLIDATED 2004 $ Million	CONSOLIDATED 2003 $ Million	PARENT ENTITY 2004 $ Million	PARENT ENTITY 2003 $ Million
Net profit from ordinary activities attributable to Members of WT		**581.4**	564.1	**575.5**	550.4
Add/(less):					
Amounts transferred to capital profits reserve (profit from asset sales)		**(35.7)**	(19.4)	**(35.6)**	(15.1)
Change in accounting policy – prior year amounts not distributed		**–**	(19.2)	**–**	(19.2)
Amounts transferred from reserves		**87.0**	–	**92.8**	9.4
Distribution paid/proposed		**632.7**	525.5	**632.7**	525.5
Distribution paid	13	**283.7**	254.3	**283.7**	254.3
Distribution proposed	13	**349.0**	271.2	**349.0**	271.2
Distribution paid/proposed		**632.7**	525.5	**632.7**	525.5
Distribution paid per unit (cents)		**12.71**	12.22	**12.71**	12.22
Distribution proposed per unit (cents)		**20.74**	12.41	**20.74**	12.41
Distribution paid/proposed (cents)		**33.45**	24.63	**33.45**	24.63

Westfield Trust

Statement of Financial Position

as at 31 December 2004

	Note 1(l)	CONSOLIDATED 2004 $ Million	CONSOLIDATED 2003 $ Million	PARENT ENTITY 2004 $ Million	PARENT ENTITY 2003 $ Million
Current assets					
Cash assets		**39.0**	39.5	**16.4**	19.4
Receivables	2	**64.3**	53.7	**34.9**	18.5
Other assets	3	**731.2**	96.2	**799.3**	148.2
Total current assets		**834.5**	189.4	**850.6**	186.1
Non-current assets					
Receivables	2	**–**	19.6	**–**	–
Property investments	4	**13,792.9**	11,548.4	**13,013.0**	10,906.1
Equity accounted investments	29(c)	**861.2**	797.6	**–**	–
Other investments	5	**841.1**	–	**841.1**	–
Other assets	3	**67.2**	48.3	**55.1**	43.7
Total non-current assets		**15,562.4**	12,413.9	**13,909.2**	10,949.8
Total assets		**16,396.9**	12,603.3	**14,759.8**	11,135.9
Current liabilities					
Payables	6	**428.3**	315.0	**309.6**	217.2
Interest-bearing liabilities	7	**965.8**	425.9	**738.0**	–
Distribution payable	8	**–**	274.5	**–**	271.2
Total current liabilities		**1,394.1**	1,015.4	**1,047.6**	488.4
Non-current liabilities					
Interest-bearing liabilities	7	**5,929.8**	4,221.7	**4,757.1**	3,373.0
Other liabilities	9	**136.3**	75.9	**136.3**	75.9
Total non-current liabilities		**6,066.1**	4,297.6	**4,893.4**	3,448.9
Total liabilities		**7,460.2**	5,313.0	**5,941.0**	3,937.3
Net assets		**8,936.7**	7,290.3	**8,818.8**	7,198.6
Equity attributable to Members of WT					
Contributed equity	10	**5,304.8**	5,287.3	**5,304.8**	5,287.3
Reserves	12	**3,165.0**	1,892.1	**3,165.0**	1,892.1
Retained profits	13	**349.0**	19.2	**349.0**	19.2
Total equity attributable to Members of WT		**8,818.8**	7,198.6	**8,818.8**	7,198.6
Outside equity interests					
Contributed equity		**94.0**	94.0	**–**	–
Reserves		**23.9**	(2.3)	**–**	–
Retained profits		**–**	–	**–**	–
Total outside equity interests	15	**117.9**	91.7	**–**	–
Total equity	14	**8,936.7**	7,290.3	**8,818.8**	7,198.6

Westfield Trust

Statement of Cash Flows

for the financial year ended 31 December 2004

	Note 1(l)	CONSOLIDATED 2004 $ Million	CONSOLIDATED 2003 $ Million	PARENT ENTITY 2004 $ Million	PARENT ENTITY 2003 $ Million
Cash flows from operating activities					
Receipts in the course of operations (including GST)		**1,293.3**	1,109.7	**489.2**	436.9
Payments in the course of operations (including GST)		**(454.3)**	(387.3)	**(185.5)**	(154.0)
Distributions received from subsidiaries		**-**	-	**449.9**	329.7
Distributions received from equity accounted associates		**59.8**	48.1	**-**	-
Income taxes paid		**(0.6)**	(0.6)	**(0.6)**	(0.6)
Goods and services tax paid to suppliers for investing activities		**(53.5)**	(50.7)	**(11.4)**	(9.5)
Goods and services tax paid to government bodies		**(33.1)**	(11.4)	**(13.4)**	(10.3)
Net cash flows provided by operating activities	26(b)	**811.6**	707.8	**728.2**	592.2
Cash flows from investing activities					
Acquisition of property investments		**(663.8)**	(2,142.6)	**(513.7)**	(2,142.6)
Payments for capital expenditure of property investments		**(432.4)**	(505.4)	**(369.6)**	(445.7)
Proceeds from the sale of property investments		**278.4**	833.7	**249.7**	697.2
Acquisition of listed investments		**(484.6)**	-	**(484.6)**	-
Payments for the purchase of other investments		**(359.8)**	-	**(359.8)**	-
Distributions received from investments		**5.2**	-	**5.2**	-
Net receipts/(payments) for investments in equity accounted associates		**2.6**	(23.1)	**-**	-
Net cash flows used in investing activities		**(1,654.4)**	(1,837.4)	**(1,472.8)**	(1,891.1)
Cash flows from financing activities					
Proceeds from the issue of securities (units)		**169.3**	488.4	**169.3**	488.4
Security issue costs		**-**	(2.0)	**-**	(2.0)
Net proceeds from interest-bearing liabilities		**1,694.9**	1,402.4	**1,534.2**	1,494.9
Distributions paid		**(554.9)**	(495.4)	**(554.9)**	(495.4)
Stapling distributions on implementation of the Merger		**483.8**	-	**483.8**	-
Securities issued on implementation of the Merger		**(635.9)**	-	**(635.9)**	-
Dividends/distributions paid by controlled entities to outside equity interests		**(6.5)**	(6.0)	**-**	-
Interest received		**5.1**	2.5	**1.0**	1.4
Borrowing costs		**(313.5)**	(251.5)	**(245.3)**	(176.3)
Net cash flows provided by financing activities		**842.3**	1,138.4	**752.2**	1,311.0
Net (decrease)/increase in cash held		**(0.5)**	8.8	**7.6**	12.1
Add opening cash brought forward		**39.5**	29.7	**19.4**	18.0
Effects of exchange rate changes on opening cash brought forward		**-**	1.0	**(10.6)**	(10.7)
Cash at the end of the year	26(a)	**39.0**	39.5	**16.4**	19.4

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

This General Purpose Financial Report has been prepared on the basis of historical cost accounting and does not purport to disclose current values except for the Economic Entity's property investments which are carried at fair value. The Financial Report has been prepared in accordance with the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements, including Urgent Issues Group Consensus Views.

The accounting policies adopted are consistent with those applied in the previous financial year except as otherwise stated.

During the financial year the securities of WT were stapled with those of Westfield Holdings Limited ("Westfield Holdings") and Westfield America Trust ("WAT") to form the Westfield Group. The stapled securities are quoted on the Australian Stock Exchange under ASX code WDC. The stapling transaction is referred to as the "Merger". Refer Note 32 for further details.

As a result of the Merger, WT no longer provides for distributions on an accruals basis. A provision is recognised for distributions when they have been declared, determined or publicly recommended by the directors on or before the reporting date.

The accounting policy in relation to the treatment of fees for the renewal of leases changed during the prior year. WT incurs ongoing leasing costs ("lease fee") as part of the Real Estate Management Fee payable to Westfield Holdings Limited. The lease fee was previously expensed when incurred. The amended policy requires the lease fee to be amortised over the lease period to which it relates. The prior year impact resulting from the change in accounting policy was a net benefit of $0.7 million included in the Statement of Financial Performance. This amount has been included in distributable income. The unexpired lease fee in relation to prior periods included in the Statement of Financial Performance totalled $19.2 million. This amount was not included in distributable income.

(b) Principles of consolidation

The Consolidated Financial Report includes the results, assets and liabilities of WT ("Parent Entity"), its controlled entities, proportionately consolidated joint ventures and equity accounted joint ventures.

WT, its controlled entities and proportionately consolidated joint ventures are collectively referred to as the "Group". The Group and equity accounted entities are referred to as the "Economic Entity".

The Group has significant co-ownership interests in a number of properties. These interests are held directly, jointly as tenant in common or through 50% ownership interests in property trusts and companies. The Group's proportionate share in the income, expenditure, assets and liabilities of property interests held as tenant in common have been included in their respective classifications in these Financial Statements.

Where entities adopt accounting policies which differ from those of the Parent Entity, adjustments have been made so as to ensure consistency with the Parent Entity, and compliance with applicable Australian Accounting Standards. All inter-entity balances and transactions, and unrealised profits arising from intra-Economic Entity transactions, have been eliminated in full.

The names of the controlled entities, proportionately consolidated joint ventures, and equity accounted joint ventures, and the Economic Entity's beneficial interests therein are set out in Note 30.

(c) Investments

(i) Property investments

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution of value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

At each reporting date, the fair value of each asset is assessed to ensure its carrying value does not materially differ from its fair value. Where the carrying value materially differs from fair value, an adjustment is made as appropriate.

The assessment of the fair value of an individual property investment includes confirmation by full independent valuations, which are conducted at least every three years and by annual independent updates of these full independent valuations. In determining the fair value the capitalisation of net income method and the discounting of future net cash flows to their present value have been used.

Property investments under redevelopment are carried at fair value based on the last independent valuation prior to the commencement of the redevelopment. Upon completion of the redevelopment the carrying value of property investment under redevelopment and the construction and development project is treated as a single property investment and valued in accordance with Note 1(c)(i).

(ii) Construction projects

Construction projects are carried at cost or net realisable value. Amounts capitalised to construction projects include the cost of acquisition and development costs in respect of qualifying assets and borrowing costs during development.

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES CONTINUED

(c) Investments continued

(iii) Controlled entities

Investments in controlled entities are carried at fair value and are revalued at each balance date to reflect the Parent Entity's interest in the underlying net asset value of controlled entities and equity accounted joint ventures.

(iv) Joint ventures

Joint venture operations
The Group has significant co-ownership interests in a number of properties through unincorporated joint ventures. These interests are held directly, jointly as tenant in common. The Group's proportionate share in the income, expenditure, assets and liabilities of property interests held as tenant in common have been included in their respective classifications in the Financial Report.

Joint venture entities
The Economic Entity has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting. Investments in equity accounted joint ventures are carried at the lower of the equity accounted amount or recoverable amount.

(v) Other investments

Listed investments in entities other than associates are stated at fair value based on their market values. Unlisted investments other than associates are stated at fair value of WT's interest in the underlying assets or at cost.

(d) Foreign currencies

Translation of foreign currency transactions

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions or at hedge rates where applicable.

Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

Translation of financial reports of foreign entities

The Statement of Financial Position of foreign self-sustaining subsidiaries and equity accounted entities are translated at exchange rates ruling at balance date and the Statement of Financial Performance of foreign self-sustaining subsidiaries and equity accounted entities are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign self-sustaining operations and equity accounted entities are taken directly to the Foreign Currency Translation Reserve. On consolidation, exchange differences on loans and cross currency swaps denominated in foreign currencies which hedge net investments in foreign self-sustaining operations and equity accounted entities are taken directly to the Foreign Currency Translation Reserve.

Other exchange differences, costs and premiums on contracts to hedge specific foreign currency denominated transactions, assets or liabilities are brought to account with the underlying transactions, assets or liabilities. Exchange differences, costs and premiums on all other hedge contracts are included as revenue or expense in the period in which the exchange differences arise.

(e) Taxation

Under current Australian income tax legislation, WT is not liable to Australian income tax, including capital gains tax, provided that members are presently entitled to the income of the Trust as determined in accordance with WT's constitution. The Group's New Zealand controlled entities are subject to New Zealand tax on their earnings. Dividends paid by those entities to WT are subject to New Zealand dividend withholding tax.

Under current Australian income tax legislation, Members of WT may be entitled to receive a foreign tax credit for New Zealand withholding tax deducted from dividends paid by New Zealand controlled entities to WT. No New Zealand dividend withholding tax was deducted in the year to 31 December 2004.

(f) Revenues from ordinary activities

Revenues from rents and other property income are brought to account on an accruals basis, and if not received at balance date, are reflected in the Statement of Financial Position as receivables and are carried at fair value. Percentage rent is brought to account on an accruals basis. Recoveries from tenants are recognised as income in the financial year the applicable costs are accrued. Profits from the sale of property investments are recognised upon settlement or after contractual duties are completed.

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES CONTINUED

(g) Expenses from ordinary activities

Expenses from ordinary activities, including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

(h) Cash flows

Cash on hand, at bank and short term deposits are stated at their nominal amount. For purposes of the Statement of Cash Flows, cash includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily convertible to cash, net of bank overdrafts. Bank overdrafts are carried at their principal amount. Interest is charged as an expense as it accrues.

(i) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Borrowing costs are expensed unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the borrowing costs are capitalised to the cost of the asset. Where funds are borrowed by WT for the acquisition or construction of a qualifying asset, the amount of borrowing costs capitalised are those incurred in relation to that borrowing.

(j) Property development projects

Property development projects are brought to account at the lower of cost and net realisable value. Where appropriate, cost includes the cost of acquisition, development, rates, taxes and financing costs incurred during development, provided the resultant carrying value does not exceed the expected recoverable amount.

(k) Derivatives and other financial instruments

The Economic Entity's activities expose it to changes in interest rates and foreign exchange rates. There are policies and limits in respect of the use of derivative and other financial instruments to hedge cash flows subject to interest rate and currency risks. Management reports to the Board of Directors of Westfield Management Limited ("Responsible entity") on a regular basis as to the monitoring of the policies in place. The Economic Entity does not trade in derivative financial instruments for speculative purposes.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

(i) Financial assets

Receivables
Trade and sundry debtors are carried at cost, less provision for doubtful debts, and are due within 30 days.

Other loans
Loans are carried at cost. Interest is credited as income on an accruals basis.

(ii) Financial liabilities

Payables
Trade and sundry creditors are carried at cost, and are generally payable within 60 days.

Interest-bearing liabilities
Interest-bearing liabilities are carried at cost or at their fair value at the time of acquisition in the case of assumed liabilities. Interest is charged as an expense on an accruals basis. Terms and conditions are set out in Note 7.

(iii) Interest rate swaps

The Economic Entity enters into interest rate swap agreements that are used to convert certain variable interest rate borrowings to fixed interest rates. The swaps are entered into with the objective of hedging the risk of interest rate fluctuations in respect of underlying borrowings. Net receipts and payments in relation to interest rate swaps are recognised as interest income or interest expense as appropriate on an accruals basis over the life of the hedges. Terms and conditions are set out in Note 28(a)(ii).

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES CONTINUED

(k) Derivatives and other financial instruments continued

(iv) Cross currency swaps and forward exchange contracts

The Economic Entity enters into cross currency swaps and forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to minimise the risk of exchange rate fluctuation in respect of certain of its foreign currency denominated assets, liabilities, revenues and expenses. The value of the cross currency swaps and forward exchange contracts are brought to account in conjunction with the assets and liabilities as recorded on the Statement of Financial Position at the end of the financial year, or in conjunction with the revenue and expense in the period to which the hedges relate. Terms and conditions are set out in Note 28(b).

The Economic Entity only enters into derivative financial instruments to hedge certain underlying assets, liabilities, revenues and expenses. The Economic Entity continually reviews its exposures and revises its treasury policies and procedures. Revenues or expenses arising from changes in the net market values of hedging instruments are matched and brought to account with the carrying values and income streams of the underlying assets or liabilities.

The unrealised gains receivable/losses payable in respect of all currency hedges are recorded on the Statement of Financial Position.

(v) Disclosure of fair values

Recognised financial assets and liabilities are recorded at balance date at their net fair values with the exception of investments in associates which are carried at lower of cost or equity accounted values refer Note 1(c). The fair value of unrecognised financial instruments is set out in Note 28.

Applicable market rates, values, prices and terms in respect of derivative and other financial instruments are set out in the notes to these Financial Statements.

(l) Rounding

Pursuant to ASIC Class Order 98/0100, the amounts shown in the Financial Report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

(m) Comparative figures

Where applicable, certain comparative figures are restated in order to comply with the current period's presentation of the Financial Statements.

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
2 RECEIVABLES				
Current				
Trade receivables	8.2	6.4	0.4	0.3
Less: provision for doubtful debts	(1.9)	(1.6)	–	(0.1)
	6.3	4.8	0.4	0.2
Other receivables	58.0	48.9	34.5	18.3
	64.3	53.7	34.9	18.5
Non-current				
Other loans	–	19.6	–	–
	–	19.6	–	–
3 OTHER ASSETS				
Current				
Prepayments	18.1	19.5	12.2	12.2
Deferred loss on forward exchange contracts	13.3	9.1	13.3	9.1
Receivables under cross currency contracts	16.8	–	–	–
Deferred costs	23.3	7.6	18.2	7.3
Amounts due from subsidiaries	–	–	95.9	59.6
Loans receivable from related entities	659.7	–	659.7	–
Amounts due from assets sold	–	60.0	–	60.0
	731.2	96.2	799.3	148.2
Non-current				
Deferred costs	35.4	32.8	32.7	28.2
Deferred loss on forward exchange contracts	22.4	15.5	22.4	15.5
Receivables under cross currency contracts	9.4	–	–	–
	67.2	48.3	55.1	43.7

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
4 PROPERTY INVESTMENTS				
Shopping centre investments	13,396.0	10,551.9	4,550.9	3,910.5
Construction projects	396.9	996.5	118.7	95.2
	13,792.9	11,548.4	4,669.6	4,005.7
Investments in subsidiaries and equity accounted entities at the Responsible Entity's valuation based on underlying net asset value	–	–	8,343.4	6,900.4
	13,792.9	11,548.4	13,013.0	10,906.1
Movement in property investments				
Balance at the beginning of the year	11,548.4	8,942.4	10,906.1	8,524.4
Acquisitions of property	598.6	2,519.3	509.2	2,202.0
Disposal of property	(161.4)	(811.5)	(152.5)	(679.1)
Additions including construction projects	533.2	582.1	444.2	529.0
Net revaluation increment	1,148.0	316.1	1,306.0	329.8
Currency translation differences	126.1	–	–	–
Balance at the end of the year	13,792.9	11,548.4	13,013.0	10,906.1
5 OTHER INVESTMENTS[i]				
Non-current				
Listed investments, at cost *(market value $485.4 million)*[ii]	481.3	–	481.3	–
Unlisted investments, at cost[iii]	359.8	–	359.8	–
	841.1	–	841.1	–
Movement in other investments				
Balance at the beginning of the year	–	–	–	–
Additions	841.1	–	841.1	–
Balance at the end of the year	841.1	–	841.1	–

[i] All other investments operate solely as retail property investors.
[ii] During the period, WT acquired a 6.53% interest in the General Property Trust for $481.3 million.
[iii] On 24 November 2004, WT acquired a 49% interest in Westfield UK Acquisitions (Jersey) plc for a total cost of $359.8 million. The Group has an economic interest of 49% which carries no voting rights. Accordingly, this interest has been accounted for as a simple investment and has not been accounted for as an associate in accordance with AASB 1016: Accounting for Investments in Associates.

	$ Million	$ Million	$ Million	$ Million
6 PAYABLES				
Current				
Trade creditors	126.9	99.2	42.8	33.7
Sundry creditors and accruals	288.1	206.7	253.5	174.4
Net payable on deficit from currency hedge contracts	13.3	9.1	13.3	9.1
	428.3	315.0	309.6	217.2

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
7 INTEREST-BEARING LIABILITIES				
Current				
Unsecured				
Bank facilities(i)	739.6	–	–	–
Medium term notes(i)	226.2	425.9	–	–
Loans from controlled entity	–	–	738.0	–
	965.8	425.9	738.0	–
Non-current				
Unsecured				
Bank facilities(i)	1,516.2	1,290.2	530.0	585.8
Medium term notes(i)	1,288.1	1,514.3	1,050.0	1,370.0
Convertible notes(ii)	841.4	839.3	841.4	839.3
Commercial paper	360.0	400.0	360.0	400.0
Other loans	32.6	85.0	–	–
Loans from controlled entity	–	–	1,975.7	177.9
Notes payable(iii)	1,797.8	–	–	–
Secured				
Other loans(iv)	93.7	92.9	–	–
	5,929.8	4,221.7	4,757.1	3,373.0
	6,895.6	4,647.6	5,495.1	3,373.0
The maturity profile in respect of interest bearing liabilities is set out below:				
Due within one year	965.8	425.9	738.0	–
Due between one and five years	4,293.0	2,857.1	2,942.4	1,993.1
Due after five years	1,636.8	1,364.6	1,814.7	1,379.9
	6,895.6	4,647.6	5,495.1	3,373.0

WT maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt.

Refer Note 26 for details relating to financing facilities. Refer Note 28(a)(ii) for details relating to fixed rate debt and derivatives which hedge the floating rate liabilities.

(i) These instruments are subject to negative pledge arrangements which require WT to comply with certain minimum financial requirements.

(ii) On 1 December 2003, the Responsible Entity issued 850,000 unsecured notes to Deutsche Bank AG Sydney Branch, with a settlement value of $839.1 million. The notes are for a five year term maturing on 5 January 2009 and have a face value of $1,000 per note. Interest on the notes is payable semi annually in arrears on 5 January and 5 July each year, commencing on 5 July 2004 at a rate set by the bank bill swap rate plus a margin of 0.10 per cent per annum. The terms of the notes allow for the redemption of the notes in certain circumstances including a change in applicable tax laws and a change in control of the Responsible Entity. In conjunction with the issue of the notes, the Responsible Entity issued to Deutsche Bank AG 850,000 call options over ordinary units in WT (refer Note 11).

On 22 December 2004, the Responsible Entity was granted a waiver by the ASX to the extent necessary to permit the Responsible Entity as responsible entity of WT to amend without member approval the terms of the Deutsche 2009 Options by including provisions to allow the Responsible Entity the discretion to elect to satisfy the exercise of a Deutsche 2009 Option by making payment to the holder of the option an amount in Australian dollars as opposed to delivering stapled securities. The cash amount is calculated by reference to the volume weighted average sale price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a Deutsche 2009 Option would have been entitled.

(iii) Guaranteed Senior Notes of US$2,600.0 million were raised in the US 144A bond market by the Westfield Group, of which WT was assigned US$1,400.0 million (A$1,797.8 million). The issue comprised US$1,400.0 million of 10 year, US$700.0 million of 6 year fixed rate notes and US$500.0 million of 3 year floating rate notes. WT's share comprised US$550.0 million of 10 year, US$600.0 million of 6 year fixed rate notes and US$250.0 million of 3 year floating rate notes. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(iv) Non-current secured liabilities is $93.7 million. Secured liabilities are borrowings secured by mortgages over properties that have an aggregate value of $338.3 million. These properties are Carindale and Chatswood Myer.

The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
8 DISTRIBUTION PAYABLE				
Distribution payable to Members	-	271.2	-	271.2
Distribution payable to outside equity interests	-	3.3	-	-
	-	274.5	-	271.2
9 OTHER LIABILITIES				
Non-current				
Other non-current liabilities	44.7	60.4	44.7	60.4
Net payable on deficit from currency hedge contracts	22.4	15.5	22.4	15.5
Payables under cross currency contracts with related entity	69.2	-	69.2	-
	136.3	75.9	136.3	75.9

10 CONTRIBUTED EQUITY

Number of units on issue	Units	Units	Units	Units
Balance at the beginning of the year	2,199,068,672	2,052,132,908	2,199,068,672	2,052,132,908
DRP units issued during the year	49,520,572	86,325,764	49,520,572	86,325,764
Placement units issued during the year	-	60,610,000	-	60,610,000
Consolidation of units pursuant to the terms of the Merger	(1,618,973,277)	-	(1,618,973,277)	-
Units issued to implement the Westfield Group Merger[(1)]	1,053,445,310	-	1,053,445,310	-
Issue of units pursuant to exercise of Executive Options	38,114	-	38,114	-
Balance at the end of the year	1,683,099,391	2,199,068,672	1,683,099,391	2,199,068,672

(1) The Merger was implemented on 16 July 2004, being the date on which securities were issued to Members of each other entity and "stapled" such that the Westfield Group stapled securities trade as one security on the Australian Stock Exchange under the code WDC. Each stapled security comprises one share in Westfield Holdings, one unit in WT and one unit in WAT. Accordingly, the number of units on issue in WT equals the number of stapled securities in the Westfield Group.

Stapled Securities have the right to receive distributions from WT, distributions from WAT and dividends from Westfield Holdings as declared and, in the event of winding up of the WT, WAT and Westfield Holdings to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares or units in accordance with the Corporations Act, either in person or by proxy, at a meeting of either WT, WAT and Westfield Holdings (as the case may be).

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
Amount of contributed equity				
Balance at the beginning of the year	5,287.3	4,809.7	5,287.3	4,809.7
DRP units (net of costs) issued during the year	169.3	279.6	169.3	279.6
Placement units (net of costs*) issued during the year	-	198.0	-	198.0
Stapling transaction (Note 32)				
– Stapling distribution – return of capital	(635.9)	-	(635.9)	-
– Issue of restructured WT units	483.9	-	483.9	-
Securities issued on exercise of Executive Options	0.2	-	0.2	-
Balance at the end of the year	5,304.8	5,287.3	5,304.8	5,287.3

* The transaction costs recognised directly in equity amounted to nil (31 December 2003: $2.0 million).

10 CONTRIBUTED EQUITY CONTINUED

Ordinary units

On 27 February 2004, 49,520,572 ordinary units were issued for $169.3 million at a price of $3.42 per unit fully paid pursuant to WT's Distribution Reinvestment Plan ("DRP"). DRP units issued during the period ranked for distribution from 1 March 2004.

On 23 December 2004, WT issued 38,114 ordinary units as a consequence of the exercise of options pursuant to Westfield Holdings Executive Option Plan. The units were issued for $0.2 million pursuant to the terms of the stapling option. The units issued rank for distribution from 1 July 2004.

Since the end of the financial year:

- 10,194,473 stapled securities have been issued for a cash consideration of $137.1 million as a consequence of the exercise of options. WT's share is $51.4 million; and
- 15,544,151 stapled securities have been issued for a cash consideration of $258.7 million pursuant to the Distribution Reinvestment Plan. WT's share is $129.0 million.

11 OPTIONS OVER WESTFIELD GROUP SECURITIES

At the time of the Merger, each of WT, Westfield Holdings and WAT had options on issue. Under the terms of the Merger Implementation Deed each of WT, Westfield Holdings and WAT agreed that, on exercise of an option in any of the other entities, it would issue securities to enable the other entity to satisfy the exercise of the option by the delivery of a stapled security. Accordingly, at the time of implementation of the Merger WT issued 9,429,000 options to Westfield Holdings and 28,355,654 options to WAT to satisfy the delivery of a stapled security on exercise of options currently on issue in each of those entities.

(a) Options issued pursuant to the Executive Option Plans
Executive options balance at the beginning and end of the year:

Issue date	Expiry date	Exercise price	Note	Number exercisable at 31 Dec 04	Number on issue at 31 Dec 04	Number on issue at 16 Jul 04	Number on issue at 31 Dec 03
23 Dec 1999	23 Dec 2004	$3.780		–	–	102,500	–
10 Apr 2000	10 Apr 2005	$3.495	(a)	25,000	50,000	50,000	–
22 Sep 2000	22 Sep 2005	$4.706	(a)	55,000	110,000	110,000	–
22 Dec 2000	22 Dec 2005	$5.329	(a)	10,000	20,000	20,000	–
30 Apr 2001	30 Apr 2006	$4.886	(a)	12,500	50,000	50,000	–
6 Aug 2001	6 Aug 2006	$5.644	(a)	101,250	405,000	405,000	–
12 Nov 2001	12 Nov 2006	$6.510	(a)	25,000	100,000	100,000	–
20 Mar 2002	20 Mar 2007	$6.428	(a)	–	75,000	75,000	–
15 Apr 2002	15 Apr 2007	$6.390		–	–	25,000	–
26 Jun 2002	26 Jun 2007	$5.764		–	–	100,000	–
25 Oct 2002	25 Oct 2007	$4.841	(a)	–	71,500	71,500	–
20 Dec 2002	20 Dec 2007	$5.175	(a)	–	35,000	35,000	–
19 Aug 2003	19 Aug 2008	$5.850	(a)	–	30,000	30,000	–
1 Sep 2003	1 Sep 2008	$5.835	(a)	–	233,800	252,600	–
1 Sep 2003	1 Sep 2008	$0.000	(b)	–	3,300	3,300	–
13 Nov 2003	13 Nov 2008	$5.554	(a)	–	50,000	50,000	–
				228,750	1,233,600	1,479,900	–

(a) Under the terms of the Westfield Holdings Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

(b) Under the terms of the Westfield Holdings Executive Performance Share Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

11 OPTIONS OVER WESTFIELD GROUP SECURITIES CONTINUED

The rules of the Executive Option and Share Plans permit Westfield Holdings to satisfy the exercise of an Executive Option in one of the following ways:

(i) issuing or transferring a Westfield Group stapled security to the Executive Option holder;
(ii) paying the Executive Option holder an amount equal to the difference between the market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Executive Option ("Profit Element"); or
(iii) issuing or transferring Westfield Group stapled securities to the Executive Option holder equal to the value of the Profit Element.

These options have no entitlement to dividends/distributions of the Westfield Group.

The stapled security price at 31 December 2004 was $16.43. The market value in excess of the exercise price of the executive options currently on issue at 31 December 2004 is $2.1 million, representing $1.72 per option.

Accordingly, the Parent Entity and the Responsible Entity of WAT have each granted 1,479,900 options to Westfield Holdings to enable Westfield Holdings to satisfy its obligations to deliver the stapled securities to the holders of the Executive Options on exercise of that Executive Option. The exercise price payable by Westfield Holdings to the Parent Entity is as shown in the above table (being 37.5% of the exercise price of this Westfield Holdings option).

As noted in Note 11(b), 38,114 Executive Options were exercised on 23 December 2004 resulting in WAT and WT issuing a corresponding amount of units to enable the delivery of a stapled security.

(b) Options exercised during the year and extinguished by the issue of new shares for $nil consideration equal to the difference between market value and the exercise price

Issue date	Expiry date	Exercise date	Exercise price $	Number of options exercised	Number of shares issued	Fair value of shares at exercise date $ Million
23 Dec 1999	23 Dec 2004	23 Dec 2004	3.78	102,500	38,114	0.2
				102,500	38,114	0.2

The fair value of shares at the exercise date is measured as the quoted price at the close of trade on that date.

(c) Executive options lapsed during the year

Issue date	Expiry date	Exercise price $	Number 31 Dec 04	Number 31 Dec 03
26 Jun 2002	26 Jun 2007	5.76	100,000	–
15 Apr 2002	15 Apr 2007	6.39	25,000	–
1 Sep 2003	1 Sep 2008	5.84	18,800	–
			143,800	–

(d) Possfund Options

On 1 April 2004, Westfield Holdings issued 7,950,000 options to Possfund Custodian Trustees Limited at an exercise price of $12.84 per option ("Possfund Options").

The Possfund Options had an exercise period commencing 1 April 2004 and expiring 22 May 2005.

These options have no entitlement to dividends.

The terms of the Possfund Options, allowed Westfield Holdings, at its election on exercise of an option, to either:

(i) issue or transfer one stapled security in respect of each option exercised subject to payment of the exercise price;
(ii) issue or transfer the number of stapled securities whose value represents the difference between the market value of the shares that would otherwise have been issued on exercise of the option as at the date of their exercise and their exercise price (that difference being the "Profit Component"); or
(iii) pay to Possfund an amount equal to the Profit Component.

The Parent Entity and the Responsible Entity of WT have each granted 7,950,000 options to Westfield Holdings to enable Westfield Holdings to deliver stapled securities on the exercise of a Possfund Option. The exercise price payable by Westfield Holdings to the Parent Entity is $4.82 (37.5% of the exercise price of a Possfund Option).

On 4 October 2004 Possfund exercised 2,650,000 options at an exercise price of $12.84. Under the terms of the option agreement, the exercise of the options was extinguished by the payment of $6,726,495 to Possfund, being the difference between the volume weighted average trading price for the 20 days preceding 4 October 2004 and the exercise price of the options.

11 OPTIONS OVER WESTFIELD GROUP SECURITIES CONTINUED

(e) Deutsche 2009 Options

On 1 December 2003 the Responsible Entity of WT issued 850,000 call options over ordinary units in WT to Deutsche Bank AG Sydney Branch ("2009 Options"). The Deutsche 2009 options are exercisable at any time between 1 January 2004 and 5 January 2009. The Deutsche 2009 options were issued at a strike price of $3.75.

As a result of the Merger, the terms of the Deutsche 2009 Options were amended so that the strike price will be $13.3928 (being the old strike price of $3.75 divided by the 0.28 WT Merger ratio) and the exercise property will become Westfield Group stapled securities. The number of Westfield Group securities to be issued on exercise of a Deutsche 2009 Option will be calculated by dividing $1,000 being the exercise price per Deutsche 2009 option by the strike price (as may be amended from time to time). The option terms were also amended to exclude capital distributions of project profits triggering an adjustment to the strike price.

On 22 December 2004, the Responsible Entity was granted a waiver by the ASX to the extent necessary to permit the Responsible Entity of WT to amend without member approval the terms of Deutsche 2009 Options by including provisions to allow the Responsible Entity the discretion to elect to satisfy the exercise of a Deutsche 2009 Option by making payment to the holder of the option an amount in Australian dollars as opposed to delivering stapled securities. The cash amount is calculated by reference to the volume weighted average sale price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a Deutsche 2009 Option would have been entitled.

(f) Series F Special Options

The WAT Series F Special Option entitles the holder the right to be issued 157.35 fully paid stapled securities in exchange for either US$1,000 ($1,284.19) or 1 Series F Cumulative Preferred Stock ('Series F Preferred Share') in Westfield Amercia, Inc. ("WEA"). The Series F Special Options are exercisable during the period commencing on 1 June 2007 and ending on 1 June 2020. As at 31 December 2004, there were 52,500 Series F Special Options on issue which are convertible to 8,260,875 stapled securities.

The Parent Entity and Westfield Holdings have each granted 52,500 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series F Option on exercise of that Series F Option. Where the exercise of the Series F Option is satisfied by delivery of US$1,000, WAT must pay the Parent Entity US$375.00 (37.5% of the exercise price). Where the exercise price of the Series F Option is satisfied by the delivery of a Series F Preferred Share WAT must pay the Parent Entity US$375.00 being 37.5% of US$1,000 (being the value of the Series F Preferred Share under the Option).

(g) Series G Special Options

The WAT Series G Special Options are exercisable at any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G Special Option entitles the holder to deliver a Series G Cumulative Redeemable Preferred Share (Series G CPS) in WEA (or the number of Series A common shares into which a Series G CPS has been converted). On exercise the holder will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series G CPS, the holder delivers the number of Series A common shares into which a Series G CPS has converted. As at 31 December 2004, there were 428,315 WAT Series G Special Options on issue which are exchangeable for 14,846,769 stapled securities.

On 13 August 2004, WEA repurchased 266,130 of Series G CPS for US$100 million as a consequence of which 266,130 WAT Series G Special Options were cancelled for no consideration (as they are not exercisable once the Series G CPS had been repurchased).

The Parent Entity and Westfield Holdings have each granted 694,445 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series G Option on exercise of that Series G Option. Where the exercise of the Series G Option is satisfied by delivery of a Series G Preferred Share (or common shares into which the Preferred Share has converted) WAT must pay the Parent Entity 37.5% of the value of a Series G Preferred Share (or common shares into which the Preferred Share has converted) at the time of exercise.

11 OPTIONS OVER WESTFIELD GROUP SECURITIES CONTINUED

(h) Series G1 Special Options

The WAT Series G1 Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G1 Special Option entitles the holder to deliver a Series D Cumulative Redeemable Preference Share ("Series D CPS") in WEA (or the number of common shares into which a Series D CPS has been converted). On exercise the holder of a Series G1 Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series D CPS, the holder delivers the number of WEA common shares into which a Series D CPS has been converted. As at 31 December 2004, there were 277,778, Series G Special Options on issue which are convertible to 9,628,687 stapled securities.

The Parent Entity and Westfield Holdings have each granted 277,778 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver Westfield Group securities to the holder of the Series G1 Option on exercise of that Series G1 Option. Where the exercise of the Series G Option is satisfied by delivery of a Series D Preferred Share (or common shares into which the Preferred Share has converted) WAT must pay the Parent Entity 37.5% of the value of a Series D Preferred Share (or common shares into which the Preferred Share has converted) at the time of exercise.

(i) Series H Special Options

The WAT Series H Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. The Series H Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series H Special Option will receive 3.049 stapled securities. As at 31 December 2004, there were 14,070,072 Series H Special Options on issue which are convertible to 42,900,564 stapled securities.

The Parent Entity and Westfield Holdings have each granted 14,070,072 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series H Option on exercise of that Series H Option. Where the exercise of the Series H Option is satisfied by delivery of a WEA Common Share WAT must pay the Parent Entity 37.5% of the value of a Common Share at the time of exercise.

(j) Series I Special Options

The WAT Series I Special Options are exercisable any time after May 2004 and expire on the date being 10 days prior to the date of termination of WAT. The Series I Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series I Special Option will receive 3.1616 stapled securities. As at 31 December 2004, there were 13,260,859 Series I Special Options on issue which are convertible to 41,925,466 stapled securities.

Accordingly, the Parent Entity and Westfield Holdings have each granted 13,260,859 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series I Option on exercise of that Series I Option. Where the exercise of the Series I Option is satisfied by delivery of a WEA Common Share WAT must pay the Parent Entity 37.5% of the value of a Common Share at the time of exercise.

Other

Additionally, WT was issued 28.4 million options by WAT and 9.4 million options by Westfield Holdings to enable WT to satisfy the delivery of a stapled security on exercise of the Deutsche 2009 options issued by WT that are currently on issue.

(k) Details of Movements in Options since 31 December 2004 and the date of this report

	Number of Options
Options on issue at 31 December 2004	35,473,124
WT Deutsche 2009 Options	
– extinguished by issuance of new shares	(138,100)
Possfund Options	
– extinguished by the payment of cash equal to the difference between the market value and the exercise price	(5,300,000)
Balance of options on issue at the date of this report	30,035,024

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
12 RESERVES				
Asset revaluation reserve	**2,814.3**	1,679.6	**2,917.3**	1,664.7
Capital profits reserve	**241.2**	220.8	**236.8**	216.5
Option premium reserve	**10.9**	10.9	**10.9**	10.9
Foreign currency translation reserve	**98.6**	(19.2)	**–**	–
	3,165.0	1,892.1	**3,165.0**	1,892.1

Movement in reserves

(a) Asset revaluation reserve

The nature and purpose of the asset revaluation reserve is used to record unrealised revaluation increments and decrements in the value of non-current assets. There are no restrictions on the distribution of the balance to the Members of WT.

Movement in asset revaluation reserve				
Balance at the beginning of the year	**1,679.6**	1,340.0	**1,664.7**	1,320.8
Net increment on revaluation of property investments	**1,187.2**	339.6	**1,310.9**	353.3
Amounts transferred to retained profits during the year	**(52.5)**	–	**(58.3)**	(9.4)
Balance at the end of the year	**2,814.3**	1,679.6	**2,917.3**	1,664.7

(b) Capital profits reserve

The nature and purpose of the capital profits reserve is used to record profits and losses from the sale of non-current investments.

Movement in capital profits reserve				
Balance at the beginning of the year	**220.8**	201.4	**216.5**	201.4
Amounts transferred from distributable income	**35.7**	19.4	**35.6**	15.1
Amounts transferred to retained profits during the year	**(15.3)**	–	**(15.3)**	–
Balance at the end of the year	**241.2**	220.8	**236.8**	216.5

(c) Option Premium Reserve[1]

The nature and purpose of the option premium reserve is used to record proceeds received upon the issue of options.

Movement in option premium reserve				
Balance at the beginning of the year	**10.9**	–	**10.9**	–
Premium on issue of options	**–**	10.9	**–**	10.9
Balance at the end of the year	**10.9**	10.9	**10.9**	10.9

(d) Foreign currency translation reserve

The nature and purpose of the foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

Movement in foreign currency translation reserve				
Balance at the beginning of the year	**(19.2)**	(19.2)	**–**	–
Foreign exchange movement on:				
– controlled foreign entities	**117.8**	–	**–**	–
Balance at the end of the year	**98.6**	(19.2)	**–**	–

[1] On 1 December 2003, the Responsible Entity of WT issued 850,000 call options over ordinary units in WT to Deutsche Bank AG Sydney Branch ("Deutsche 2009 Options"). The Deutsche 2009 options are exercisable at any time between 1 January 2004 and 5 January 2009. The Deutsche 2009 options were issued at a strike price of $3.75.

12 RESERVES CONTINUED

As a result of the Merger the terms of the Deutsche 2009 Options were amended so that the strike price will be $13.3928 (being the old strike price of $3.75 divided by the 0.28 WT Merger ratio) and the exercise property will become Westfield Group stapled securities. The number of Westfield Group securities to be issued on exercise of a Deutsche 2009 Option will be calculated by dividing $1,000 being the exercise price per Deutsche 2009 option by the strike price (as may be amended from time to time). The option terms were also amended to exclude capital distributions of project profits triggering an adjustment to the strike price.

On 22 December 2004, the Responsible Entity was granted a waiver by the ASX to the extent necessary to permit the Responsible Entity as responsible entity of WT to amend without member approval the terms of Deutsche 2009 Options by including provisions to allow the Responsible Entity the discretion to elect to satisfy the exercise of a Deutsche 2009 Option by making payment to the holder of the option an amount in Australian dollars as opposed to delivering stapled securities. The cash amount is calculated by reference to the volume weighted average sale price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a Deutsche 2009 Option would have been entitled.

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
13 RETAINED PROFITS				
Balance at the beginning of the year	**19.2**	–	**19.2**	–
Net profit from ordinary activities attributable to Members of WT	**581.4**	564.1	**575.5**	550.4
Distributions paid	**(283.7)**	(525.5)	**(283.7)**	(525.5)
Transfer from (to) capital profits reserve	**(20.4)**	(19.4)	**(20.3)**	(15.1)
Transfer from (to) asset revaluation reserve	**52.5**	–	**58.3**	9.4
Balance at the end of the year	**349.0**	19.2	**349.0**	19.2

In accordance with the provisions of WT's Constitution dated 1 April 1982 as amended, the Responsible Entity determined that $19.2 million relating to the change in accounting policy in respect of the treatment of prior year's lease fees, not be included in Distributable Income for the year ended 31 December 2003.

The proposed distribution for the 6 months ended 31 December 2004 is $349.0 million.

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
14 TOTAL EQUITY ATTRIBUTABLE TO MEMBERS OF WESTFIELD TRUST				
Balance at the beginning of the year	**7,290.3**	6,423.6	**7,198.6**	6,331.9
Total changes in equity recognised in the Statement of Financial Performance	**1,886.4**	901.7	**1,886.4**	901.7
Premium on issue of options	**–**	10.9	**–**	10.9
Transactions with owners as owners				
– Contributions of equity (net of costs)	**169.3**	479.6	**169.3**	479.6
Stapling transactions				
– Stapling distribution paid	**(635.9)**	–	**(635.9)**	–
– Units issued to Members of WAT and Westfield Holdings	**483.9**	–	**483.9**	–
Distributions paid/payable	**(283.7)**	(525.5)	**(283.7)**	(525.5)
Issue of units pursuant to exercise of Executive Options	**0.2**	–	**0.2**	–
Total changes in outside equity interests (refer Note 15)	**26.2**	–	**–**	–
Balance at the end of the year	**8,936.7**	7,290.3	**8,818.8**	7,198.6

Notes to the financial statements

for the financial year ended 31 December 2004

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
15 OUTSIDE EQUITY INTERESTS				
Contributed equity	94.0	94.0	–	–
Asset revaluation reserve	27.7	1.5	–	–
Capital profits reserve	(3.8)	(3.8)	–	–
	117.9	91.7	–	–
Movement in outside equity interests				
Balance at the beginning of the year	91.7	91.7	–	–
Increment on revaluation of property investments	26.2	–	–	–
Dividends paid and payable to outside equity interests	–	–	–	–
Balance at the end of the year	117.9	91.7	–	–
16 RATES, TAXES AND OTHER PROPERTY OUTGOINGS				
Rates, taxes and other property outgoings include the following charges:				
Property maintenance and repairs expense	28.1	23.1	10.2	8.6
Operating lease expense	2.1	2.0	–	–
17 BORROWING COSTS				
Gross borrowing costs	324.1	252.2	229.5	168.8
Borrowing costs capitalised to property developments	(33.5)	(33.8)	(28.4)	(31.3)
	290.6	218.4	201.1	137.5
18 CAPITAL EXPENDITURE COMMITMENTS				
Estimated capital expenditure commitments contracted at balance date but not provided for				
Due within one year	411.8	213.3	204.7	1.0
Due between one year and five years	2.9	2.2	1.1	–
Due after five years	–	–	–	–
	414.7	215.5	205.8	1.0
19 CONTINGENT LIABILITIES				
Performance guarantees	30.0	33.5	30.0	33.5
Borrowings of controlled entities	–	–	3,522.1	–
Borrowings of associates of the Responsible Entity	2,051.5	–	2,051.5	–
	2,081.5	33.5	5,603.6	33.5

From time to time, in the normal course of business, WT is involved in several lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of WT.

	CONSOLIDATED		PARENT ENTITY	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
20 AUDITORS' REMUNERATION				
Amounts received or due and receivable by Ernst & Young				
– Audit or review of the financial reports of the Parent Entity and any other entity in the Economic Entity	1,117	952	887	776
– Other services in relation to the Parent Entity and any other entity in the Economic Entity				
– Other compliance audit services	381	331	161	162
– Independent Accountants Report – Merger	1,456	–	1,456	–
– Independent Accountants Report – 144A Bond Issue	337	–	337	–
– Other services	199	304	111	124
	3,490	1,587	2,952	1,062
Amounts received or due and receivable by a related practice of Ernst & Young Australia:				
– Audit or review of the financial reports	89	128		–
– Other compliance audit services	–	84	–	–
	89	212	–	–

Audit fees incurred in undertaking audits of the equity accounted entities are included in the share of equity accounted entities' net profit. The amounts received or due and receivable by Ernst & Young in auditing the equity accounted entities' accounts and managed investment scheme compliance plans for the year amounted to $78,800 (31 December 2003: $72,687).

	$ Million	$ Million	$ Million	$ Million
21 DETAILS OF ASSETS SOLD				
Asset sales				
Revenues from asset sales	198.7	882.0	189.7	757.2
Costs of assets sold	(163.0)	(862.6)	(154.1)	(742.1)
	35.7	19.4	35.6	15.1

Included in the above profit from asset sales for the year ended 31 December 2003 is an expense of $63.0 million in relation to the termination of interest rate swaps associated with borrowings that were repaid with the proceeds from asset sales.

22 LEASE COMMITMENTS

Operating lease receivables

Substantially all of the property owned by the Economic Entity is leased to third party retailers. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.

	$ Million	$ Million	$ Million	$ Million
Future minimum rental revenues under non-cancellable operating retail property leases:				
Due within one year	1,057.7	807.0	276.6	258.0
Due between one and five years	2,619.6	2,006.0	681.0	611.0
Due after five years	2,081.6	1,662.0	530.7	526.0
	5,758.9	4,475.0	1,488.3	1,395.0

These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.

	$ Million	$ Million	$ Million	$ Million
Operating lease payables				
Expenditure contracted but not provided for:				
Due within one year	2.3	2.3		–
Due between one and five years	6.4	6.7		–
Due after five years	76.3	36.6	–	–
	85.0	45.6	–	–

23 SEGMENT INFORMATION

PRIMARY GEOGRAPHIC SEGMENT

	AUSTRALIA		NEW ZEALAND		CONSOLIDATED	
	2004 $ Million	2003 $ Million	**2004 $ Million**	2003 $ Million	**2004 $ Million**	2003 $ Million
Segment revenue						
Segment trading revenue	**1,034.9**	878.9	**157.7**	151.6	**1,192.6**	1,030.5
Equity accounted entities net profit	**58.5**	57.0	**–**	–	**58.5**	57.0
Total segment revenue	**1,093.4**	935.9	**157.7**	151.6	**1,251.1**	1,087.5
Interest income					**5.8**	2.8
Proceeds from sale of non current assets					**198.7**	882.0
Consolidated total revenue					**1,455.6**	1,972.3
Segment profit						
Segment result before corporate overheads, interest, sale of investments and taxation	**796.6**	704.7	**111.0**	104.8	**907.6**	809.5
Corporate overheads and net interest expense					**(318.9)**	(255.7)
Profit from sale of non current assets					**35.7**	19.4
Merger and capital restructure charges					**(34.5)**	–
Tax expense					**(0.6)**	(0.4)
Consolidated operating profit after tax					**588.3**	572.8
Segment assets						
Segment assets	**13,770.8**	10,982.5	**1,802.9**	1,449.7	**15,573.7**	12,432.2
Corporate assets					**823.2**	171.1
Consolidated total assets					**16,396.9**	12,603.3
Segment liabilities						
Segment liabilities	**(97.3)**	(346.4)	**(34.9)**	(27.3)	**(132.2)**	(373.7)
Corporate liabilities					**(7,328.0)**	(4,939.3)
Consolidated total liabilities					**(7,460.2)**	(5,313.0)
Other segment information						
Investment in equity accounted associates included in segment assets	**861.2**	797.6	**–**	–	**861.2**	797.6
Additions to segment non current assets	**402.8**	535.8	**130.4**	46.3	**533.2**	582.1
Depreciation and amortisation	**–**	–	**–**	–	**–**	–

SECONDARY BUSINESS SEGMENT

WT operates in one business segment being the ownership of shopping centres.

24 RELATED PARTY DISCLOSURES

The Responsible Entity, a subsidiary of Westfield Holdings, is considered to be a related party of the Economic Entity.

During the six months to 30 June 2004, WT and Westfield Holdings were separate economic entities and transacted on normal commercial terms as separate entities with respect to the following:

(a) Property management fee
(b) Manager's service charge
(c) Reimbursement of expenses
(d) Construction contracts
(e) Rebates

Following the Merger (referred to in Note 32) in July 2004, WT and Westfield Holdings became stapled economic entities and during the six months to 31 December 2004, transacted on normal commercial terms as stapled entities with respect to the following:

(a) Property management fee
(b) Manager's service charge
(c) Reimbursement of expenses
(d) Construction contracts
(e) Rebates
(f) Loans and financial derivatives

(a) Property management fee

The Property management fee for the year ended 31 December 2004 was $48.2 million (31 December 2003: $49.8 million) of which $3.5 million (31 December 2003: $4.2 million) was payable to associates of the Responsible Entity at 31 December 2004.

(b) Manager's service charge

The Manager's service charge expensed and payable for the year ended 31 December 2004 was $28.4 million (31 December 2003: $32.8 million) of which $6.8 million (31 December 2003: $17.5 million) was payable to associates of the Responsible Entity at 31 December 2004.

(c) Reimbursement of expenses

Reimbursement of expenses to associates of the Responsible Entity were $50.4 million (31 December 2003: $46.5 million) for the year ended 31 December 2004.

(d) Construction contracts

During the year, the Economic Entity entered into $473.7 million (31 December 2003: $103.9 million) of construction contracts in relation to the development and redevelopment of the Economic Entity's shopping centres with associates of the Responsible Entity.

During the year, amounts paid (excluding GST) to associates of the Responsible Entity for construction contracts amounted to $376.3 million (31 December 2003: $487.2 million).

(e) Rebates

In connection with the acquisition of the issued capital in the AMP Shopping Centre Trust (now named WestArt Trust), Westfield Holdings has agreed that it will rebate Property Management Fees derived from properties which form part of the WestArt Trust portfolio ("WestArt properties") and the Manager's Service Charge for the period from 11 August 2003 to 31 December 2005 ("Rebate Period") to the extent necessary to enable WT to derive a 7% p.a. ungeared yield from the WestArt properties which are held by WT in the Rebate Period. The benefit of this rebate is limited to the aggregate of:

(a) Property management fees incurred for management of the WestArt properties; and
(b) incremental Manager's service charge incurred attributable to the acquisition of the WestArt portfolio.

The rebate does not apply in respect of any financial period after 31 December 2005 and is not transferable to any third party.

The rebate for the period 1 January 2004 to 31 December 2004 was $1.4 million.

24 RELATED PARTY DISCLOSURES CONTINUED

(f) Loans and financial derivatives

Cross currency swaps with WAT

WT and WAT entered into cross currency swaps on 3 November 2004. The terms, interest and principals amounts are as follows:

(i) WT receives from WAT, on a quarterly basis, floating rate on a principal of US$80.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$107.4 million. The maturity date of this instrument is 2 November 2007.

(ii) WT receives from WAT, on a semi-annual basis, a commercial fixed rate on a principal of US$600.0 million in exchange for WT paying WAT, on a semi-annual basis, a commercial fixed rate on a principal of A$804.2 million. The maturity date of this instrument is 15 November 2010.

(iii) WT receives from WAT, on a semi-annual basis, a commercial fixed rate on a principal of US$550.0 million in exchange for WT paying WAT, on a semi-annual basis, a commercial fixed rate on a principal of A$737.2 million. The maturity date of this instrument is 15 November 2014.

Interest rate swap with WAT

WT and WAT entered into an interest rate swap on 13 December 2004 for the value of $200 million. The interest rate swap has a delayed start date of July 2006 and continues until February 2015.

Loans to Westfield Holdings

During the financial year, WT advanced loans to Westfield Holdings. The balance of these loans at year end is $659.7 million with accrued interest of $3.2 million.

25 DIRECTOR DISCLOSURES

(a) Details of Specified Directors

(i) Specified directors

FP Lowy, AC	Chairman – Executive Director
FG Hilmer, AO	Deputy Chairman – Non-Executive Director (appointed 13 July 2004)
DH Lowy, AM	Deputy Chairman – Non-Executive Director (appointed 13 July 2004)
RL Furman	Non-Executive Director (appointed 13 July 2004)
DM Gonski, AO	Non-Executive Director (appointed 13 July 2004)
SP Johns	Non-Executive Director
PS Lowy	Managing Director – Executive Director
SM Lowy	Managing Director – Executive Director
JB Studdy, AM	Non-Executive Director
FT Vincent	Non-Executive Director (appointed 13 July 2004)
GH Weiss	Non-Executive Director
DR Wills, AO	Non-Executive Director (appointed 13 July 2004)
CM Zampatti, AM	Non-Executive Director (appointed 13 July 2004)
JR Broadbent	Non-Executive Director (resigned 13 July 2004)
WJ Falconer, CNZM	Non-Executive Director (resigned 13 July 2004)
H Huizinga	Non-Executive Director (resigned 13 July 2004)
RC Mansfield, AO	Non-Executive Director (resigned 13 July 2004)

(b) Remuneration Policy

The Remuneration Policy of the Group is determined and administered by the Remuneration Committee.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the appropriateness of the Group's succession planning policies;
- reviewing policy for participation by senior executives in equity-linked plans;
- reviewing management's recommendations of the total proposed awards to be issued under each plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

25 DIRECTOR DISCLOSURES CONTINUED

(b) Remuneration Policy continued

The current members of the Committee are:

FG Hilmer, AO	Chairman – Independent Director
RL Furman	Member – Independent Director
DM Gonski, AO	Member – Independent Director

The Committee met four times in the six month period from 1 July 2004 to 31 December 2004. All members of the Committee attended the meetings.

Remuneration of Non-Executive Directors

The remuneration of the Non-Executive Directors is determined by the Board, acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board and the Westfield Group, work towards creating sustainable value for members and stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in non-executive director remuneration. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by Non-Executive Directors.

Non-Executive Director remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions), a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $1.8 million. That figure was approved by members at the Annual General Meeting of Westfield Holdings Limited held in November 2004.

Non-Executive Directors are not entitled to superannuation entitlements other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law. Non-Executive Directors are not entitled to any payment on termination other than the balance of any outstanding fees or participate in the Westfield Group's equity-linked long term incentive plans.

Following the merger of the Westfield Group, Non-Executive Directors will no longer be entitled to allocate any part of their fee to the Non-Executive Directors' Share Acquisition Plan.

Non-Executive Directors are not paid or entitled to a cash bonus, performance related bonus or share based compensation. None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

Remuneration of Managing Directors

Recognising that the Westfield Group operates in a highly competitive global environment, the Board has adopted policies and processes which:

- enable the Group to attract and retain key Managing Directors who will create sustainable value for members;
- properly motivate and reward Managing Directors having regard to the overall performance of the Group, the performance of the Managing Director measured against predetermined objectives and the external compensation environment;
- appropriately align the interests of Managing Directors with members; and
- comply with applicable legal requirements and appropriate standards of governance.

The Group's current remuneration structure combines base salary with short term cash incentives and long term equity-linked incentives. The total remuneration package of each Managing Director is designed to ensure an appropriate mix of base salary with short and long term incentives. As Managing Directors gain seniority in the Group, the balance of this mix moves to a higher proportion of variable and long term rewards which are considered to be "at risk" and which are dependent upon the performance of the Group and of the relevant Managing Director. The Remuneration Committee considers that this structure places an appropriate premium on performance and helps reinforce the alignment between the interests of Managing Directors and stakeholders in the Westfield Group.

In special circumstances, Managing Directors may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of a contribution made by that Managing Director to a major transaction or corporate project. As with the annual performance bonus, payment of a special bonus is at the discretion of the Remuneration Committee.

Cash based incentives in respect of the Managing Directors are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group (for example, growth in earnings and distributions). The measures are chosen based on key contributions expected of that Managing Director in order to enhance the overall performance of the Group. The Remuneration Committee will also consider the role which the Managing Director played in any major acquisition or capital transaction during the year as this may have a significant impact on the contribution made by that Managing Director and played a vital role in the success of the Westfield Group in that year.

25 DIRECTOR DISCLOSURES CONTINUED

(b) Remuneration Policy continued

Remuneration of Managing Directors continued

Equity-Linked Incentives

Following the Merger, the Westfield Group has introduced two new equity-linked incentive plans: the Executive Deferred Award Plan (the EDA Plan) and the Partnership Incentive Plan (the PIP Plan).

These new Plans replace the Executive Option Plan and the Executive Performance Share Plan as the ongoing equity-linked incentive plans of the Group. At the time of the Merger, the outstanding awards under the Executive Option Plan and Performance Share Plan became eligible for exercise as a consequence of the restructuring. As noted in Westfield Holdings Limited's 2004 Annual Report, the vast majority of those outstanding options and awards were exercised at the time of the Merger. No further options or awards will be granted under those Plans.

Prior to 2002, Westfield Holdings Limited used options priced at or above market value as the principal means of providing long term equity incentives. The Group subsequently moved to the issue of awards under the Executive Share Performance Plan. Essentially, each award issued under the Executive Share Performance Plan represents a right to receive one Westfield Group stapled security on vesting.

In introducing the EDA Plan and the PIP Plan in 2004, the Westfield Group has retained the same philosophy. That is, rather than issuing options with an exercise price at or above market value, awards granted under the new Plans are more in the nature of restricted stock where the executive would be entitled to receive a Westfield Group security on exercise. However, as explained below, the new plans are synthetic and the executives receive cash payments rather than actual securities.

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating Managing Directors earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $150,000 may be granted the opportunity to participate in the Plan of up to 10% of that base salary or $15,000; .
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $15.00 per stapled security, the participant would receive an award equal to the economic benefit of 1,000 Westfield Group stapled securities;
- during the vesting period of three to four years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;
- assuming the Managing Director remains employed by the Group through the vesting period and, in the case of the PIP Plan, any relevant performance hurdles are satisfied, the Managing Director will receive a payout equal to the capital value of the stapled securities in the award. That is, the Managing Director receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

As noted above, receipt of a cash payout under either the EDA Plan or the PIP Plan generally requires that the Managing Director remain employed by the Westfield Group throughout the vesting period. In special circumstances (e.g. death, redundancy or retirement) the Board retains a discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

1. The Westfield Group equity-linked Plans

The EDA Plan is a plan in which senior and high performing executives participate. In 2004/2005 year, it is expected that approximately 190 executives world-wide will receive awards.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. There are no additional performance hurdles applicable during the vesting period.

The EDA is intended to use the deferral of vesting of a portion of the short-term incentive as part of a broader strategy for retaining those executives participating in the Plan.

25 DIRECTOR DISCLOSURES CONTINUED

(b) Remuneration Policy continued

Remuneration of Managing Directors continued

Equity-Linked Incentives continued

2. Partnership Incentive Plan

The PIP Plan was established in 2004 following the vesting of existing options under the Executive Option Plan and Executive Performance Share Plan as a consequence of the Merger. As noted above, the structure of the PIP Plan reflects the decision by the Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group, including the Managing Directors, will participate in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of securityholders in two principal respects:

- qualification for awards under the PIP Plan each year will be subject to the Group achieving performance hurdles which will relate to the financial and operating targets of the Group in the financial year together with any other matters which the Board or Remuneration Committee consider appropriate; and
- the payout received by executives participating in the PIP Plan will be affected by distributions paid during the vesting period and movements in the price of Westfield Group securities between the qualification date and vesting.

The performance hurdle in respect of the financial year ending 31 December 2005 relates to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum issued in May 2004 in connection with the Merger. Satisfaction of this hurdle will be determined by comparing the forecast annual distribution of $1.065 with the aggregate distribution per security made in respect of that period. As is the case with the performance incentive payable to the Executive Chairman, if that target in respect of the 2005 financial year is not achieved, no awards will be issued under the PIP Plan.

The Remuneration Committee has chosen a performance hurdle based on achieving forecast distributions per security because of the importance of achieving that target as confirmation of the successful implementation of the Merger. The Committee acknowledges the financial, operational, accounting and legal complexities inherent in a transaction of the magnitude of the Merger and believes that achieving the forecast distributions is an important step in confirming the confidence which investors and other stakeholders have shown in the merged Westfield Group.

The performance hurdle(s) applicable under the PIP Plan will be considered and reset annually by the Remuneration Committee and advised to executives at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are issued at that time and will vest on two dates – 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

By adopting this combination of the application of performance hurdles in the Qualifying Year and the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Group for a period of five years in order to get the full benefit of each award.

The operation of the PIP Plan and the manner of calculation of the payout to which the executive is entitled is as described above.

25 DIRECTOR DISCLOSURES CONTINUED

(c) Remuneration of Specified Directors

	PRIMARY				POST EMPLOYMENT		EQUITY	TOTAL
	Salary & fees $	Annual leave & long service leave movement[7] $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	$
Specified Directors								
FP Lowy, AC (Chairman)[1]								
2nd half	4,000,000	(20,045)	2,000,000	315,053	–	50,752	–	6,345,760
1st half	247,641	–	6,357,000	359,299	–	39,066	–	7,003,006
FY 31 December 2004	4,247,641	(20,045)	8,357,000	674,352	–	89,818	–	13,348,766
FY 31 December 2003	–	–	–	–	–	–	–	–
FG Hilmer, AO (Deputy Chairman): appointed 13 July 2004								
2nd half	114,000	–	–	–	–	–	–	114,000
1st half	–	–	–	–	–	–	–	–
FY 31 December 2004	114,000	–	–	–	–	–	–	114,000
FY 31 December 2003	–	–	–	–	–	–	–	–
DH Lowy, AM (Deputy Chairman): appointed 13 July 2004[2]								
2nd half	102,000	–	–	–	–	–	–	102,000
1st half	–	–	–	–	–	–	–	–
FY 31 December 2004	102,000	–	–	–	–	–	–	102,000
FY 31 December 2003	–	–	–	–	–	–	–	–
RL Furman (Non-Executive Director): appointed 13 July 2004								
2nd half	81,000	–	–	–	–	–	–	81,000
1st half	–	–	–	–	–	–	–	–
FY 31 December 2004	81,000	–	–	–	–	–	–	81,000
FY 31 December 2003	–	–	–	–	–	–	–	–
DM Gonski, AO (Non-Executive Director): appointed 13 July 2004								
2nd half	94,000	–	–	–	–	–	–	94,000
1st half	–	–	–	–	–	–	–	–
FY 31 December 2004	94,000	–	–	–	–	–	–	94,000
FY 31 December 2003	–	–	–	–	–	–	–	–
SP Johns (Non-Executive Director)								
2nd half	304,000[3]	–	–	–	–	–	–	304,000
1st half	284,247	–	50,000	–	40,288	–	131,126	505,661
FY 31 December 2004	588,247	–	50,000	–	40,288	–	131,126	809,661
FY 31 December 2003	–	–	–	–	–	–	–	–
PS Lowy (Managing Director)[4]								
2nd half	931,635	–	1,000,000	92,116	–	–	–	2,023,751
1st half	572,206	–	1,754,140	24,202	–	–	327,815	2,678,363
FY 31 December 2004	1,503,841	–	2,754,140	116,318	–	–	327,815	4,702,114
FY 31 December 2003	–	–	–	–	–	–	–	–
SM Lowy (Managing Director)[5]								
2nd half	750,000	330,477	1,000,000	–	–	–	–	2,080,477
1st half	425,000	–	1,825,000	–	–	–	327,815	2,577,815
FY 31 December 2004	1,175,000	330,477	2,825,000	–	–	–	327,815	4,658,292
FY 31 December 2003	–	–	–	–	–	–	–	–

25 DIRECTOR DISCLOSURES CONTINUED

(c) Remuneration of Specified Directors continued

	PRIMARY				POST EMPLOYMENT		EQUITY	TOTAL
	Salary & fees $	Annual leave & long service leave movement[7] $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	$
JB Studdy, AM (Non-Executive Director)								
2nd half	85,000	–	–	–	–	–	–	85,000
1st half	40,450	–	–	–	3,638	–	–	44,088
FY 31 December 2004	125,450	–	–	–	3,638	–	–	129,088
FY 31 December 2003	27,500	–	–	–	–	–	–	27,500
FT Vincent (Non-Executive Director): appointed 13 July 2004								
2nd half	75,000[8]	–	–	–	–	–	–	75,000
1st half	–	–	–	–	–	–	–	–
FY 31 December 2004	75,000	–	–	–	–	–	–	75,000
FY 31 December 2003	–	–	–	–	–	–	–	–
GH Weiss (Non-Executive Director)								
2nd half	84,000	–	–	–	–	–	–	84,000
1st half	18,350	–	–	–	1,650	–	–	20,000
FY 31 December 2004	102,350	–	–	–	1,650	–	–	104,000
FY 31 December 2003	40,000	–	–	–	–	–	–	40,000
DR Wills, AO (Non-Executive Director): appointed 13 July 2004								
2nd half	78,000	–	–	–	–	–	–	78,000
1st half	–	–	–	–	–	–	–	–
FY 31 December 2004	78,000	–	–	–	–	–	–	78,000
FY 31 December 2003	–	–	–	–	–	–	–	–
CM Zampatti, AM (Non-Executive Director): appointed 13 July 2004								
2nd half	78,000	–	–	–	–	–	–	78,000
1st half	–	–	–	–	–	–	–	–
FY 31 December 2004	78,000	–	–	–	–	–	–	78,000
FY 31 December 2003	–	–	–	–	–	–	–	–
JR Broadbent (Non-Executive Director): resigned 13 July 2004								
2nd half	–	–	–	–	–	–	–	–
1st half	44,200	–	–	–	3,976	–	–	48,176
FY 31 December 2004	44,200	–	–	–	3,976	–	–	48,176
FY 31 December 2003	48,175	–	–	–	–	–	–	48,175
WJ Falconer, CNZM (Non-Executive Director): resigned 13 July 2004								
2nd half	–	–	–	–	–	–	–	–
1st half	18,350	–	–	–	1,650	–	–	20,000
FY 31 December 2004	18,350	–	–	–	1,650	–	–	20,000
FY 31 December 2003	40,000	–	–	–	–	–	–	40,000
H Huizinga (Non-Executive Director): resigned 13 July 2004								
2nd half	–	–	–	–	–	–	–	–
1st half	40,450	–	–	–	3,638	–	–	44,088
FY 31 December 2004	40,450	–	–	–	3,638	–	–	44,088
FY 31 December 2003	44,088	–	–	–	–	–	–	44,088

25 DIRECTOR DISCLOSURES CONTINUED

(c) Remuneration of Specified Directors continued

	PRIMARY				POST EMPLOYMENT		EQUITY	TOTAL
	Salary & fees $	Annual leave & long service leave movement[7] $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	$
RC Mansfield, AO (Non-Executive Director): resigned 13 July 2004								
2nd half	–	–	–	–	–	–	–	–
1st half	36,700	–	–	–	3,300	–	–	40,000
FY 31 December 2004	36,700	–	–	–	3,300	–	–	40,000
FY 31 December 2003	40,000	–	–	–	–	–	–	40,000
Total Remuneration: Specified Directors								
2nd half	6,776,635	310,432	4,000,000	407,169	–	50,752	–	11,544,988
1st half	1,727,594	–	9,986,140	383,501	58,140	39,066	786,756	12,981,197
FY 31 December 2004	8,504,229	310,432	13,986,140	790,670	58,140	89,818	786,756	24,526,185
FY 31 December 2003	239,763	–	–	–	–	–	–	239,763

The remuneration of specified directors outlined above is consistent with the disclosures set out in the Westfield Group 31 December 2004 financial report (2nd half) and the Westfield Holdings Limited financial report for the year ended 30 June 2004 (1st half). Remuneration of specified directors for the Westfield Group cannot be meaningfully allocated between Westfield Holdings Limited, Westfield Trust and Westfield America Trust. As such the above outlined amounts represent the full remuneration of the specified directors for the Westfield Group.

(1) As disclosed in the Explanatory Memorandum issuing in connection with the Merger and further outlined in the 2004 Annual Report of Westfield Holdings Limited, the remuneration arrangements for Mr F Lowy, AC have been varied by agreement following the merger of the Westfield Group. The terms of Mr F Lowy's service contract is open ended. The remuneration under that contract will be reviewed by the Remuneration Committee every two years. The current arrangements provide, in respect of the 12 month periods ending 30 June 2005 and 30 June 2006, for a base salary of $8 million and an annual performance bonus of $4 million and $5 million payable if the Westfield Group achieves the forecast distribution of $1.03 and $1.10 per stapled security in respect of those years.

Mr F Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post merger arrangements. The amount accrued for the financial year was $50,752. Mr F Lowy's service contract does not contain provision for any payment on termination by Westfield Holdings (with or without cause) other than the retirement benefit outlined above. Any other termination payment will be at the discretion of the Board acting on the recommendation of the Remuneration Committee.

Annual leave and long service leave entitlements accrued at 31 December 2004 are calculated based on Mr F Lowy's salary for the 2003/04 year (increased annually by CPI). Non-monetary benefits of $315,053 relate to Mr F Lowy's contractual entitlements to private usage of the Group's aircraft. The entitlement to private usage of the Group's aircraft by Mr F Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods. No options or awards were issued to the Chairman in the financial year.

(2) During the financial period Mr D Lowy exercised executive options. The options had been granted to Mr D Lowy in 1999 when he was Managing Director of Westfield Holdings. Details of the options are set out in Note 25(d).

(3) Following Mr S Johns' retirement as an executive director in October 2003, Mr S Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relation issues. The fees of $304,000 include $75,000 Non-Executive Director fees, $10,000 Audit and Compliance Committee fees, $9,000 Risk Management Committee fees and $210,000 consultancy fees. The consultancy agreement is for a minimum period of 2 years commencing 1 October 2003.

(4) Mr P Lowy has been with the Westfield Group since 1983. He has resided in the United States since 1990. He was appointed as Managing Director since 1997. Mr P Lowy's salary and bonus is reviewed annually by the Remuneration Committee. No formal service contract is in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee. Mr P Lowy's salary disclosed is equivalent to US$750,000 ($1,023,751). Mr P Lowy's base salary is US$1,500,000 per annum. Mr P Lowy will participate in the EDA plan from 1 January 2005 and in the PIP plan from 1 January 2006 but only if the performance hurdle in the qualifying year is met. Refer to Note 25(b) for a detailed summary of the EDA Plan and PIP Plan. No options or awards were issued to Mr P Lowy during the financial year. As disclosed in the 2004 Annual Report of Westfield Holdings Limited, Mr P Lowy exercised options in the financial year ended 30 June 2004.

(5) Mr S Lowy has been with the Westfield Group since 1987. He was appointed as Managing Director since 1997. Mr S Lowy's salary and bonus is reviewed annually by the Remuneration Committee. No formal service contract is in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee. Mr S Lowy's base salary is $1,500,000 per annum. Mr S Lowy will participate in the EDA plan from 1 January 2005 and in the PIP plan from 1 January 2006 but only if the performance hurdle in the qualifying year is met. Refer to Note 25(b) for a detailed summary of the EDA Plan and PIP Plan. No options or awards were issued to Mr S Lowy during the financial year. Details of executive options exercised by Mr S Lowy in the financial year are set out in Note 25(d).

(6) Mr F Vincent joined the Board of Westfield Holdings on 12 November 2004. He was appointed as a director of Westfield Management Limited on 13 July 2004 and Westfield America Management Limited on 29 May 2002. Mr Vincent's total fee of $75,000 includes $54,620 for his directorships of Westfield Management Limited and Westfield America Management Limited.

(7) The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the financial year.

(8) No options were granted to Non-Executive Directors in the financial year. No options held by Non-Executive Directors lapsed during the financial year.

25 DIRECTOR DISCLOSURES CONTINUED

(d) Option holdings of Specified Directors

During the financial year, no options and awards ("Options") were issued to the specified directors under the Executive Option Plan and the Executive Performance Share Plan (together the "Option Plans").

On 25 May 2004, The Supreme Court of New South Wales ordered, under section 411 of the Corporations Act, that a meeting of Westfield Holdings shareholders be held to vote on the proposed merger by stapling. Under the terms of the Option Plans, the convening of the scheme meeting gave Optionholders a right to exercise all outstanding Options including an accelerated right in respect of previously unvested Options. In accordance with the terms of Option Plans, that right could be exercised at any time prior to the effective date of the merger being 2 July 2004. Options over Westfield Holdings shares not exercised prior to that date reverted to their previous terms of exercise and were converted to Options over stapled securities on a 1:1 basis in accordance with amendments made to the Option Plans. That conversion was consistent with the merger ratios applied in the scheme of arrangement. In all other respects the terms of the Option Plans remain substantially unaltered.

Under the terms of the Option Plans, Westfield Holdings was able to satisfy the exercise of an Executive Option in one of the following ways:

(i) issuing or transferring a Westfield Holdings share to the Executive Optionholder;

(ii) paying the Optionholder an amount equal to the difference between market value of a Westfield Holdings Share as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Option ("Profit Element"); or

(iii) issuing or transferring a Westfield Holdings share to the Executive Optionholder equal to the value of the Profit Element.

Westfield Holdings used methods (i) and (iii) to satisfy the entitlements of Optionholders who elected to exercise Options prior to the effective date of the Merger. In some cases, Westfield Holdings utilised the Westfield Holdings shares held by the Westfield Executive Option Trust to satisfy the entitlements of Optionholders. That Trust had previously acquired Westfield Holdings shares to enable Westfield Holdings, at its discretion, to satisfy the exercise of an Option by way of a transfer of a Westfield Holdings share to Optionholders on exercise of Options.

	Balance at beginning of period 1 Jan 2004	Granted as remuneration	Options exercised	Balance at end of period 31 Dec 2004	Vested during the year
Specified Directors					
DH Lowy, AM	1,250,000	–	(1,250,000)	–	625,000
SP Johns	500,000	–	(500,000)	–	250,000
PS Lowy	1,250,000	–	(1,250,000)	–	625,000
SM Lowy	1,250,000	–	(1,250,000)	–	625,000
Total	4,250,000	–	(4,250,000)	–	2,125,000

(e) Shares issued/transferred on the exercise of remuneration options

	Options exercised Number	Shares issued/ transferred Number	Paid $ per Share	Unpaid $ per Share
Specified Directors				
DH Lowy, AM	1,250,000	1,250,000	9.31	–
SP Johns	500,000	500,000	9.31	–
PS Lowy	1,250,000	497,680[1]	–	–
SM Lowy	1,250,000	1,250,000	9.31	–
Total	4,250,000	3,497,680		

[1] Under the terms of the option plan, Westfield Holdings is able to issue a Westfield Holdings share to the Executive Optionholder equal to the value of the profit element.

25 DIRECTOR DISCLOSURES CONTINUED

(f) Shareholding of Specified Directors

Stapled securities held in Westfield Group (WDC) (number)	Balance (WFT) 1 Jan 2004	Granted as remuneration	On exercise of options	Net change[2] other	Balance[1] (WDC) 31 Dec 2004
Specified Directors					
FP Lowy, AC; DH Lowy, AM; PS Lowy; SM Lowy	42,885		2,997,680	163,409,773[3]	166,450,338
RL Furman	–				–
DM Gonski, AO	12,000			287,527	299,527
FG Hilmer, AO	–			189,433	189,433
SP Johns	–		500,000	1,328,965	1,828,965
JB Studdy, AM	18,000			20,573	38,573
FT Vincent	–				–
GH Weiss	–				–
DR Wills, AO	–			20,000	20,000
CM Zampatti, AM	–			221,654	221,654
JR Broadbent	–			51,875	51,875
WJ Falconer, CNZM	–				–
H Huizinga	–				–
RC Mansfield, AO	10,000			(4,200)	5,800
Total	82,885	–	3,497,680	165,525,600	169,106,165

[1] The Accounting Standard AASB 1046, Director and Executive Disclosures by Disclosing Entities, paragraph 8.5 requires that the equity interests held directly, indirectly or beneficially by each specified director and specified executive, including their personally-related entities be included. Personally related entities include the interests held by the specified directors' and/or specified executives' relatives, spouses and any entities jointly or severally controlled by them.

[2] The majority of the changes listed in this column are not the result of sales or acquisitions of units in WT, but as a result of the impact of the merger ratio on WT units (that is 1 unit corresponding to 0.28 Westfield Group stapled securities) or as a result of the stapling of WT units to Westfield Holdings shares and/or WAT units already held by the director, or a combination of these factors.

[3] The aggregate interest of the Lowy directors includes family holdings and interests held by Amondi Pty Limited as trustee of the Westfield Executive Option Plan Trust, the US Executive Share Plan Trust and Westfield C Fund Pty Limited as trustee of the Westfield Superannuation C Fund. The net change includes the acquisitions, transfers and disposals of those entities. The Lowy directors did not dispose of any shares.

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	**2004 $ Million**	2003 $ Million
26 NOTES TO THE STATEMENT OF CASH FLOWS				
(a) Components of cash				
Cash	**25.3**	33.9	**9.2**	15.8
Funds on deposit	**13.7**	5.6	**7.2**	3.6
	39.0	39.5	**16.4**	19.4
(b) Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities				
Profit from ordinary activities after income tax	**588.3**	572.8	**575.5**	550.4
Net borrowing costs	**284.8**	215.9	**196.9**	136.1
Profit on disposal of non-current assets	**(35.7)**	(19.4)	**(35.6)**	(15.1)
Change in accounting policy – prior year amounts	**–**	(19.2)	**–**	(19.2)
Increase in other assets attributable to operating activities	**(24.4)**	(41.3)	**(19.2)**	(70.7)
Foreign currency exchange gain/(loss) on cash assets	**(1.4)**	(1.0)	**10.6**	10.7
Net cash flows from operating activities	**811.6**	707.8	**728.2**	592.2
(c) Financing facilities				
Committed financing facilities available to the Economic Entity:				
Total financing facilities at the end of the year	**7,855.8**	5,606.5		
Amounts utilised[(1)]	**6,901.0**	4,647.6		
Available financing facilities	**954.8**	958.9		
Cash	**39.0**	39.5		
Financing resources available at the end of the year	**993.8**	998.4		

[(1)] Amounts utilised include overdraft, borrowings and bank guarantees. Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

These facilities comprise floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Economic Entity to comply with specific minimum financial requirements.

In addition to the above facilities and as a member of the Westfield Group, certain subsidiaries of WT are borrowers under a Global Syndicated Facility of US$4,000.0 million. The facility is a structured three and five-year interest only unsecured multicurrency facility. At year end there was US$3,855.0 million undrawn under this facility.

	2004 $ Million	2003 $ Million
(d) Maturity profile of financing facilities		
Maturity profile in respect of the above financing facilities:		
Due within one year	**1,838.1**	420.0
Due between one year and five years	**4,380.9**	3,817.2
Due after five years	**1,636.8**	1,369.3
	7,855.8	5,606.5

27 UNHEDGED FOREIGN CURRENCY MONETARY ITEMS

At 31 December 2004 net unhedged monetary liabilities denominated in New Zealand Dollars totalled NZ$25.0 million (31 December 2003: NZ$8.5 million) comprising gross unhedged monetary assets of NZ$9.1 million (31 December 2003: NZ$6.5 million) and gross unhedged monetary liabilities of NZ$34.1 million (31 December 2003: NZ$15.0 million).

28 DERIVATIVE FINANCIAL INSTRUMENTS

(a) (i) Summary of interest rate hedges at 31 December 2004

	Note	31 Dec 04 $ Million	31 Dec 03 $ Million
Interest payable			
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	7	965.8	425.9
Non current interest bearing liabilities	7	5,929.8	4,221.7
Share of equity accounted entities interest bearing liabilities	29(c)	14.8	14.6
Cross currency swaps			
– A$	28(b)(i)	1,815.1	166.3
		8,725.5	4,828.5
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
– A$	28(a)(ii)	1,080.0	1,080.0
– US$1,150.0 million (31 December 2003: US$nil)	28(a)(ii)	1,476.8	–
Fixed rate derivatives*			
– A$	28(a)(ii)	4,498.7	2,938.0
– UK£292.5 million (31 December 2003: UK£nil)	28(a)(ii)	724.4	–
		7,779.9	4,018.0

* Fixed rate derivatives are substantially comprised of interest rate derivatives related to both interest-bearing liabilities and cross currency swap interest payables as disclosed above.

In addition to the above fixed rate liabilities the Economic Entity also had floating rate liabilities of $945.6 million outstanding at 31 December 2004 at an average interest rate including margin of 5.68%.

	Note	31 Dec 04 $ Million	31 Dec 03 $ Million
Interest receivable			
Principal amounts of all interest bearing assets:			
Cross currency swaps			
– US$1,230.0 million (31 December 2003: US$nil)	28(b)(i)	1,579.6	–
– NZ$208.5 million (31 December 2003: NZ$208.5)	28(b)(i)	192.5	182.5
Loans receivable from related entities	3	659.7	–
		2,431.8	182.5
Principal amounts of fixed interest rate assets:			
Fixed rate loans			
– UK£151.6 million (31 December 2003: UK£nil)	28(a)(ii)	375.4	–
Fixed rate derivatives			
– US$1,150.0 million (31 December 2003: US$nil)	28(a)(ii)	1,476.8	–
		1,852.2	–

In addition to the above fixed rate assets the Economic Entity also had floating rate assets of $579.6 million outstanding at 31 December 2004 at an average interest rate including margin of 4.41%.

28 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

(a) (ii) Interest rates

Notional principal or contract amounts of the WT's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	Interest rate derivatives 31 Dec 04 Principal amount Million	Interest rate derivatives 31 Dec 04 Average rate including margin %	Fixed rate borrowings 31 Dec 04 Principal amount Million	Fixed rate borrowings 31 Dec 04 Average rate including margin %	Interest rate derivatives 31 Dec 03 Principal amount Million	Interest rate derivatives 31 Dec 03 Average rate including margin %	Fixed rate borrowings 31 Dec 03 Principal amount Million	Fixed rate borrowings 31 Dec 03 Average rate including margin %
Australian Dollar ('A$')								
31 December 2004	**A$(4,498.7)**	**6.34**	**A$(1,080.0)**	**5.95**	A$(2,938.0)	6.27	A$(1,080.0)	5.95
31 December 2005	**A$(4,277.4)**	**6.47**	**A$(910.0)**	**5.80**	A$(2,723.0)	6.47	A$(910.0)	5.80
31 December 2006	**A$(4,838.6)**	**6.57**	**A$(535.0)**	**5.65**	A$(3,088.0)	6.62	A$(535.0)	5.65
31 December 2007	**A$(4,535.7)**	**6.44**	**A$(360.0)**	**5.36**	A$(2,788.0)	6.43	A$(360.0)	5.36
31 December 2008	**A$(4,703.4)**	**6.53**	**A$(160.0)**	**5.50**	A$(2,558.0)	6.56	A$(160.0)	5.50
31 December 2009	**A$(4,496.5)**	**6.54**	**A$(160.0)**	**5.50**	A$(2,353.0)	6.57	A$(160.0)	5.50
31 December 2010	**A$(3,466.0)**	**6.48**	**–**	**–**	A$(1,728.0)	6.32	–	–
31 December 2011	**A$(2,787.2)**	**6.50**	**–**	**–**	A$(1,050.0)	6.29	–	–
31 December 2012	**A$(2,362.2)**	**6.45**	**–**	**–**	A$(625.0)	6.00	–	–
31 December 2013	**A$(1,062.2)**	**6.55**	**–**	**–**	A$(125.0)	6.63	–	–
31 December 2014	**A$(200.0)**	**6.28**	**–**	**–**	–	–	–	–
UK Pounds ('UK£')								
31 December 2004	**UK£(292.5)**	**5.61**	**UK£151.6**	**5.61**	–	–	–	–
31 December 2005	**UK£(292.5)**	**5.61**	**–**	**–**	–	–	–	–
31 December 2006	**UK£(292.5)**	**5.61**	**–**	**–**	–	–	–	–
31 December 2007	**UK£(292.5)**	**5.61**	**–**	**–**	–	–	–	–
31 December 2008	**UK£(292.5)**	**5.61**	**–**	**–**	–	–	–	–
31 December 2009	**UK£(292.5)**	**5.61**	**–**	**–**	–	–	–	–
31 December 2010	**UK£(292.5)**	**5.61**	**–**	**–**	–	–	–	–
31 December 2011	**UK£(292.5)**	**5.61**	**–**	**–**	–	–	–	–
31 December 2012	**UK£(292.5)**	**5.61**	**–**	**–**	–	–	–	–
31 December 2013	**UK£(292.5)**	**5.61**	**–**	**–**	–	–	–	–
US Dollars ('US$')								
31 December 2004	**US$1,150.0**	**4.73**	**US$(1,150.0)**	**4.73**	–	–	–	–
31 December 2005	**US$1,150.0**	**4.73**	**US$(1,150.0)**	**4.73**	–	–	–	–
31 December 2006	**US$1,150.0**	**4.73**	**US$(1,150.0)**	**4.73**	–	–	–	–
31 December 2007	**US$1,150.0**	**4.73**	**US$(1,150.0)**	**4.73**	–	–	–	–
31 December 2008	**US$1,150.0**	**4.73**	**US$(1,150.0)**	**4.73**	–	–	–	–
31 December 2009	**US$1,150.0**	**4.73**	**US$(1,150.0)**	**4.73**	–	–	–	–
31 December 2010	**US$550.0**	**5.13**	**US$(550.0)**	**5.13**	–	–	–	–
31 December 2011	**US$550.0**	**5.13**	**US$(550.0)**	**5.13**	–	–	–	–
31 December 2012	**US$550.0**	**5.13**	**US$(550.0)**	**5.13**	–	–	–	–
31 December 2013	**US$550.0**	**5.13**	**US$(550.0)**	**5.13**	–	–	–	–

At 31 December 2004, the aggregate fair value compared to the aggregate book value of fixed rate debt amounted to an unrealised surplus of $18.1 million (31 December 2003: unrealised surplus of $12.1 million) and the aggregate fair value compared to the aggregate book value of interest rate derivatives amounted to an unrealised deficit of $83.7 million (31 December 2003: unrealised surplus of $27.9 million). This has not been recorded in the Statement of Financial Performance.

28 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

(b) Exchange rates

(i) Cross currency swaps in respect of the WT's foreign currency assets and liabilities

Cross currency swaps contracted as at the reporting date and outstanding at:	Weighted average exchange rate		Principal amount (payable)/receivable			
	31 Dec 04	31 Dec 03	31 Dec 04 Million	31 Dec 04 Million	31 Dec 03 Million	31 Dec 03 Million
New Zealand dollars ('NZ$')						
Contracts to receive NZ$ and pay A$						
31 December 2004	**1.2535**	1.2535	**A$(166.3)**	**NZ$208.5**	A$(166.3)	NZ$208.5
31 December 2005	**1.1906**	1.1906	**A$(94.5)**	**NZ$112.5**	A$(94.5)	NZ$112.5
31 December 2006	**1.1906**	1.1906	**A$(94.5)**	**NZ$112.5**	A$(94.5)	NZ$112.5
31 December 2007	**1.1906**	1.1906	**A$(94.5)**	**NZ$112.5**	A$(94.5)	NZ$112.5

At 31 December 2004, the Westfield Trust's NZ$ denominated net assets excluding the above cross currency swaps amounted to NZ$1,610.1 million (net of NZ$292.8 million debt).

Cross currency swaps contracted as at the reporting date and outstanding at:	Weighted average exchange rate		Principal amount (payable)/receivable			
	31 Dec 04	31 Dec 03	31 Dec 04 Million	31 Dec 04 Million	31 Dec 03 Million	31 Dec 03 Million
US$						
Contracts to receive US$ and pay A$						
31 December 2004	**0.7460**	–	**A$(1,648.8)**	**US$1,230.0**	–	–
31 December 2005	**0.7460**	–	**A$(1,648.8)**	**US$1,230.0**	–	–
31 December 2006	**0.7460**	–	**A$(1,648.8)**	**US$1,230.0**	–	–
31 December 2007	**0.7461**	–	**A$(1,541.4)**	**US$1,150.0**	–	–
31 December 2008	**0.7461**	–	**A$(1,541.4)**	**US$1,150.0**	–	–
31 December 2009	**0.7461**	–	**A$(1,541.4)**	**US$1,150.0**	–	–
31 December 2010	**0.7461**	–	**A$(737.2)**	**US$550.0**	–	–
31 December 2011	**0.7461**	–	**A$(737.2)**	**US$550.0**	–	–
31 December 2012	**0.7461**	–	**A$(737.2)**	**US$550.0**	–	–
31 December 2013	**0.7461**	–	**A$(737.2)**	**US$550.0**	–	–

At 31 December 2004, the WT's US$ denominated liabilities amounted to US$1,230.1 million.

The unrealised deficit of the aggregate fair value compared to the aggregate book value of cross currency swaps has been recorded in the Foreign Currency Translation Reserve, in accordance with accounting policy Note 1(d).

(ii) Forward exchange contracts to hedge foreign currency income

Forward exchange contracts contracted as at the reporting date:	Weighted average exchange rate		31 Dec 04 Million	31 Dec 04 Million	31 Dec 03 Million	31 Dec 03 Million
	31 Dec 04	31 Dec 03				
New Zealand dollars ('NZ$')						
Contracts to buy A$ and sell NZ$ and maturing in the following years						
31 December 2005	**1.2212**	1.2333	**A$104.2**	**NZ$(127.2)**	A$95.5	NZ$(117.8)
31 December 2006	**1.1963**	1.2129	**A$101.6**	**NZ$(121.5)**	A$84.5	NZ$(102.5)
31 December 2007	**1.1442**	1.1758	**A$114.0**	**NZ$(130.4)**	A$66.7	NZ$(78.4)
31 December 2008	**1.1311**	1.1696	**A$91.9**	**NZ$(104.0)**	A$30.8	NZ$(36.0)
31 December 2009	**1.1187**	–	**A$41.1**	**NZ$(46.0)**	–	–

28 DERIVATIVE FINANCIAL INSTRUMENTS continued

(b) Exchange rates continued

(ii) Forward exchange contracts to hedge foreign currency income continued

Differences arising on settlement of forward exchange contracts which hedge the foreign currency denominated income are recognised when the underlying foreign currency income is recorded in the financial statements. As at 31 December 2004, the aggregate fair value of the above hedging contracts amounted to an unrealised deficit of $24.4 million (31 December 2003: unrealised deficit of $20.1 million).

The net unrealised deficit recognised in the Statement of Financial Position is $35.7 million and has been calculated using the year end rate as opposed to the market rate used in the above calculation in accordance with the requirements of AASB 1012: Foreign Currency Translation.

(c) Credit risks

In accordance with the policies determined by the Board of the Responsible Entity of WT, credit risk is spread among a number of creditworthy counterparties within specified limits. At 31 December 2004, the Economic Entity had 81% of its aggregate credit risk spread over four counterparties each with an S&P long term rating of AA– or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk. The aggregate credit risk in respect of derivative financial instruments is $90.8 million (31 December 2003: $329.8 million).

(d) Other financial assets and liabilities

All financial assets and liabilities except those set out in Note 28 are recorded at book value, where book value approximates fair value.

(e) International Financial Reporting Standards ("IFRS")

Refer Note 31 for assessment of hedge effectiveness of fixed rate debt, interest rate derivatives, cross currency swaps and forward exchange contracts under IFRS.

29 DETAILS OF EQUITY ACCOUNTED ENTITIES

(a) Equity accounted entities

Name	Type of equity	Balance date	ECONOMIC INTEREST 2004 %	ECONOMIC INTEREST 2003 %	CONSOLIDATED CARRYING VALUE 2004 $ Million	CONSOLIDATED CARRYING VALUE 2003 $ Million
AMP Wholesale Shopping Centre Trust No.2	Units	30 Jun	10	10	49.8	41.7
Karrinyup Shopping Centre Trust	Units	30 Jun	25	25	89.7	84.3
Mt Druitt Shopping Centre Trust	Units	30 Jun	50	50	119.2	123.9
SA Shopping Centre Trust	Units	31 Dec	50	50	21.0	15.6
Southland Trust	Units	30 Jun	50	50	385.1	350.8
Tea Tree Plaza Trust	Units	30 Jun	50	50	196.4	181.3
					861.2	797.6

	CONSOLIDATED 2004 $ Million	CONSOLIDATED 2003 $ Million
(b) Details of the Group's aggregate share of equity accounted entities' net profit:		
Shopping centre and other property income	85.5	84.5
Total revenue from ordinary activities	85.5	84.5
Property outgoings	25.7	26.6
Other expenses	0.2	0.2
Total expenses from ordinary activities	25.9	26.8
Borrowing costs	1.1	0.7
Share of net profits of equity accounted joint ventures	58.5	57.0

	CONSOLIDATED	
	2004 $ Million	2003 $ Million
29 DETAILS OF EQUITY ACCOUNTED ENTITIES CONTINUED		
(c) Details of the Group's aggregate share of equity accounted entities' assets and liabilities:		
Cash	**2.6**	3.2
Receivables and prepayments	**2.6**	2.3
Property investments	**871.7**	808.9
Construction projects	**24.0**	16.4
Total assets	**900.9**	830.8
Payables	**17.4**	10.7
Interest bearing liabilities	**14.8**	14.6
Other liabilities	**7.5**	7.9
Total liabilities	**39.7**	33.2
Net assets	**861.2**	797.6
(d) Details of the Group's carrying value of investments in equity accounted entities:		
Balance at the beginning of the year	**797.6**	645.7
Acquisitions of equity accounted joint ventures	**–**	127.7
Additions/working capital movements during the year	**(1.8)**	0.7
Share of joint ventures' net profit	**58.5**	57.0
Distributions paid	**(58.5)**	(57.0)
Share of revaluation increment	**65.4**	23.5
Carrying value of investments in equity accounted joint ventures	**861.2**	797.6
(e) Details of the Group's aggregate share of equity accounted entities' asset revaluation reserve:		
Balance at the beginning of the year	**192.9**	143.6
Acquisitions of equity accounted joint ventures	**–**	25.8
Net increment on revaluation of non-current assets	**65.4**	23.5
Balance at the end of the year	**258.3**	192.9
(f) Details of the Group's aggregate share of equity accounted entities' retained profits:		
Balance at the beginning of the year	**–**	–
Share of net profit for the year	**58.5**	57.0
Distributions paid during the year	**(58.5)**	(57.0)
Balance at the end of the year	**–**	–

	CONSOLIDATED	
	2004 $ Million	2003 $ Million
29 DETAILS OF EQUITY ACCOUNTED ENTITIES CONTINUED		
(g) Details of the Group's aggregate share of equity accounted entities lease commitments:		
Operating lease receivables		
Future minimum rental revenues under non-cancellable operating retail property leases		
Due within one year	105.6	105.3
Due between one and five years	262.3	244.0
Due after five years	188.1	199.7
	556.0	549.0
Operating lease payables		
Expenditure contracted but not provided for		
Due within one year	–	–
Due between one and five years	–	–
Due after five years	–	–
	–	–
(h) Details of the Group's aggregate share of equity accounted entities capital expenditure commitments:		
Estimated capital expenditure commitments contracted at balance date but not provided for		
Due within one year	25.4	–
Due between one and five years	–	–
Due after five years	–	–
	25.4	–
(i) Details of the Group's aggregate share of equity accounted entities contingent liabilities:		
Performance guarantees	–	–
	–	–

30 DETAILS OF CONTROLLED, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES

Name of Entity	2004 INTEREST Beneficial %	2004 INTEREST Consolidated or equity accounted %	2003 INTEREST Beneficial %	2003 INTEREST Consolidated or equity accounted %
Entities Incorporated in Australia				
Parent Entity				
Westfield Trust	100.0	100.0	100.0	100.0
Consolidated Controlled Entities				
Bondi Junction Trust	100.0	100.0	100.0	100.0
Carindale Property Trust	50.0	100.0	50.0	100.0
Fountain Gate Trust	100.0	100.0	100.0	100.0
Market Street Investment Trust	100.0	100.0	100.0	100.0
Market Street Property Trust	100.0	100.0	100.0	100.0
VIC Shopping Centre Trust	100.0	100.0	100.0	100.0
WD Trust	100.0	100.0	100.0	100.0
WT (Aust.) Pty Limited	100.0	100.0	–	–
WestArt Trust	100.0	100.0	100.0	100.0
Westfield Chatswood Trust	100.0	100.0	100.0	100.0
Westfield Morley Trust	100.0	100.0	100.0	100.0
Westfield Northgate Trust	100.0	100.0	100.0	100.0
Westfield Number 2 Sub Trust	100.0	100.0	100.0	100.0
Westfield Number 3 Sub Trust	100.0	100.0	100.0	100.0
Westfield Number 4 Sub Trust	100.0	100.0	100.0	100.0
Westfield Shoppingtown Property Trust	100.0	100.0	100.0	100.0
Westfield (NZ) Sub Trust (formerly Westfield Sub Trust No. 2)	100.0	100.0	100.0	100.0
Westfield Tuggerah Trust	100.0	100.0	100.0	100.0
Westfield Sub Trust A	100.0	100.0	100.0	100.0
Westfield Sub Trust B	100.0	100.0	100.0	100.0
Westfield Sub Trust C	100.0	100.0	100.0	100.0
Westfield Sub Trust D	100.0	100.0	100.0	100.0
Westfield Sub Trust E	100.0	100.0	100.0	100.0
Westfield Sub Trust F	100.0	100.0	100.0	100.0
Westfield Sub Trust G	100.0	100.0	100.0	100.0
Westfield Sub Trust H	100.0	100.0	100.0	100.0
Westfield Sub Trust I	100.0	100.0	100.0	100.0
Westfield Sub Trust J	100.0	100.0	100.0	100.0
Westfield Sub Trust K	100.0	100.0	100.0	100.0
Equity Accounted Entities				
AMP Wholesale Shopping Centre Trust No. 2	10.0	10.0	10.0	10.0
Karrinyup Shopping Centre Trust	25.0	25.0	25.0	25.0
Mt Druitt Shopping Centre Trust	50.0	50.0	50.0	50.0
SA Shopping Centre Trust	50.0	50.0	50.0	50.0
Southland Trust	50.0	50.0	50.0	50.0
Tea Tree Plaza Trust	50.0	50.0	50.0	50.0

30 DETAILS OF CONTROLLED, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of Entity	2004 INTEREST Beneficial %	Consolidated or equity accounted %	2003 INTEREST Beneficial %	Consolidated or equity accounted %
Entities Incorporated in Australia continued				
Proportionately Consolidated Joint Ventures				
Westfield Airport West	50.0	50.0	50.0	50.0
Westfield Bay City	50.0	50.0	50.0	50.0
Westfield Belconnen	50.0	50.0	50.0	50.0
Westfield Carindale	25.0	50.0	25.0	50.0
Westfield Hurstville	50.0	50.0	50.0	50.0
Westfield Liverpool	50.0	50.0	50.0	50.0
Westfield Marion	50.0	50.0	50.0	50.0
Westfield Miranda	50.0	50.0	50.0	50.0
Westfield North Lakes	50.0	50.0	-	-
Westfield Parramatta	50.0	50.0	50.0	50.0
Westfield Plenty Valley	50.0	50.0	-	-
Westfield Whitford City	50.0	50.0	-	-
Entities Incorporated in New Zealand				
Consolidated Controlled Entities				
Westfield Trust (NZ) Limited	100.0	100.0	100.0	100.0
St Lukes Group Limited	100.0	100.0	100.0	100.0
St Lukes Group Holdings Limited	100.0	100.0	100.0	100.0
Albany Shopping Centre Limited	100.0	100.0	100.0	100.0
Albany Shopping Centre (No. 2) Limited	100.0	100.0	100.0	100.0
Cedarville Properties Limited	100.0	100.0	100.0	100.0
Chartwell Shopping Centre Limited	100.0	100.0	100.0	100.0
Downtown Shopping Centre Limited	100.0	100.0	100.0	100.0
Downtown Shopping Centre (No. 2) Limited	100.0	100.0	100.0	100.0
Glenfield Mall Limited	100.0	100.0	100.0	100.0
Johnsonville Shopping Centre Limited	100.0	100.0	100.0	100.0
Kroftfield Properties Limited	100.0	100.0	100.0	100.0
Manakau City Centre Limited	100.0	100.0	100.0	100.0
Petavid Investments Limited	100.0	100.0	100.0	100.0
Queensgate Centre Limited	100.0	100.0	100.0	100.0
Redisville Enterprises Limited	100.0	100.0	100.0	100.0
Riccarton Shopping Centre (1997) Limited	100.0	100.0	100.0	100.0
Shore City Centre (1993) Limited	100.0	100.0	100.0	100.0
St Lukes Group (No. 2) Limited	100.0	100.0	100.0	100.0
St Lukes Square (1993) Limited	100.0	100.0	100.0	100.0
The Plaza Pakuranga Limited	100.0	100.0	100.0	100.0
WestCity Shopping Centre Limited	100.0	100.0	100.0	100.0

31 IMPACTS OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Australian Accounting Standards Board ("AASB") has issued Australian equivalents to those IFRS that will be applicable for reporting periods commencing from 1 January 2005.

The key differences between Australian Generally Accepted Accounting Principles ("AGAAP") and IFRS identified by management to date as potentially having significant effect on the financial position and financial performance of the Group are summarised below. The summary should not be taken as an exhaustive list of all the differences between AGAAP and IFRS.

The key differences between AGAAP and IFRS identified by management to date reflects the current interpretation of Australian equivalents to IFRS that were issued in July 2004 and that will be applicable from 1 January 2005.

Upon adoption of IFRS, the Westfield Group will be required to restate comparatives to reflect the new IFRS accounting policies. This will require initial adjustments to be made retrospectively to retained earnings at 1 January 2004.

Regulatory bodies that promulgate AGAAP and IFRS have significant ongoing projects that could affect the differences between AGAAP and IFRS described below. WT's financial statements in the future could be materially impacted by these changes.

Changes expected to apply from 1 January 2004

(i) Investment Property Revaluation

Under AGAAP, changes in the fair value of WT's shopping centres are reflected through the asset revaluation reserve. Decreases are also reflected through the asset revaluation reserve to the extent they reduce previously recognised increments and otherwise are charged to the operating result in the Statement of Financial Performance.

Under IFRS, changes in the fair value of WT's shopping centres are reflected through the operating result in the Statement of Financial Performance. On transition to IFRS the balance of the asset revaluation reserve will be transferred to retained earnings.

(ii) Foreign Currency Translation

Under AGAAP, where operations classified as self-sustaining have a functional currency that differs from the Australian parent, the Statement of Financial Position of the foreign operations must be translated to Australian dollars at year end rates and the Statement of Financial Performance at average rate with translation movements being recognised in the foreign currency translation reserve. Further, AGAAP requires the financial statements of Australian entities to be presented in Australian dollars.

Under IFRS, the assets, liabilities and operations of an entity are required to be measured using the functional currency of that entity. The functional currency can be Australian dollars or another currency. Further, under IFRS, an entity may present its financial statements in a currency other than its functional currency. Translation adjustments arising from the re-measurement of an entity's financial statements from functional to presentation currency are recorded in foreign currency translation reserve.

(iii) Taxation

Under current Australian income tax legislation WT is not liable to Australian income tax, including capital gains tax, provided that Members are presently entitled to the income of WT as determined in accordance with WT's Constitution. The Group's New Zealand controlled entities are subject to New Zealand tax on their earnings. Dividends paid by those entities to WT are subject to New Zealand dividend withholding tax.

Under current Australian income tax legislation, Members of WT may be entitled to receive a foreign tax credit for New Zealand withholding tax deducted from dividends paid by New Zealand controlled entities to WT.

Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties does not have an impact on tax expense in the Statement of Financial Performance. A liability is only recognised once there is an intention to sell the investment property and the sale would give rise to a tax obligation.

Under IFRS it is anticipated that there will be no significant effect on the financial position and performance of WT in respect of taxation.

(iv) Leasehold Properties

Under AGAAP, ground rent obligations for leasehold land which meet the definition of an operating lease have not been recorded as an asset or a liability in a Statement of Financial Position.

Under IFRS, it is expected that ground rent obligations for leasehold land that meet the definition of an investment property will be required to be treated as finance leases. This would result in an increase in investment properties and liabilities by an amount equal to the present value of the minimum future lease payments. At 31 December 2004, WT's ground rent obligations for leasehold land are approximately $50 million.

31 IMPACTS OF ADOPTING IFRS CONTINUED

Changes expected to apply from 1 January 2005

(i) Foreign Currency Derivatives

Under AGAAP, gains and losses on foreign currency derivatives are deferred and recorded with the underlying transactions being hedged:

(a) for hedges of foreign revenues, gains and losses are reflected in the Statement of Financial Performance as the underlying revenues are recognised; and

(b) for hedges of net investments in foreign operations, gains and losses are reflected in the foreign currency translation reserve.

Under IFRS, hedge accounting cannot be applied to derivatives entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operations' functional currency. Accordingly, such derivatives are measured at fair value and gains and losses are reflected in the Statement of Financial Performance as they arise. The foreign exchange exposure on net investments in foreign operations can be hedged under IFRS provided that certain strict tests are met relating to hedge designation, documentation and effectiveness. If these tests are satisfied then the hedging derivative is measured at fair value and gains and losses reflected in the foreign currency translation reserve. However, to the extent that the hedge does not satisfy the above tests then a corresponding portion of the gain or loss is reflected in the Statement of Financial Performance immediately.

At 31 December 2004, WT's cross currency swaps as set out in Note 28(b)(i) are considered to be effective under IFRS. At 31 December 2004, all of WT's forward exchange contracts, as set out in Note 28(b)(ii) are considered to be ineffective under IFRS.

(ii) Interest Rate Derivatives

Under AGAAP, derivatives that are used to hedge exposure to fluctuations in floating interest rates are not measured at fair value. Instead payments and receipts on swaps are recognised in the Statement of Financial Performance as they arise and premiums paid on options are amortised over the period of the hedge.

Under IFRS, derivatives taken out to reduce exposures to fluctuations in floating interest rates may be accounted for as cash flow hedges provided that the hedge designation, documentation and effectiveness tests can be met. If these tests are satisfied then the hedging derivative is measured at fair value and gains or losses are reflected directly in equity until the hedged transaction occurs, when they are released to the Statement of Financial Performance. For fully effective hedges, this results in a profit and loss outcome similar to AGAAP. However, to the extent that the hedges do not satisfy the above tests then a corresponding portion of the gain or loss is reflected in the operating result in the Statement of Financial Performance immediately.

At 31 December 2004, all of WT's fixed rate debt as set out in Note 28(a)(i) is considered to be effective under IFRS. At 31 December 2004, substantially all of WT's interest rate derivatives with an aggregate unrealised deficit of $83.7 million, as set out in Note 28(a)(i) are considered to be ineffective under IFRS.

(iii) Trust Units

Under AGAAP, units in fixed life property trusts are considered contributed equity of the unit trust. Under IFRS, the interpretation of AASB 132 Financial Instruments: Presentation and Disclosure in respect of the classification of units on issue for fixed life property trusts between liabilities and equity is currently under debate by the accounting profession. It is possible that fixed life property trusts will be required to classify units on issue as a financial liability rather than equity under AGAAP. This would result in the distributions to unitholders being classified as interest expense rather than as distribution to equity holders.

It should be noted that the possible classification of trust units as a liability would not alter the underlying economic interest of the unitholders in the net assets and net profits attributable to unit holders of the stapled entity.

In March 2005 the Australian Accounting Standards Board (AASB) decided to advise the International Accounting Standards Board (IASB) of its tentative decision to issue guidance that the existence of a termination date for the life of a trust does not prevent units issued by fixed life listed property trusts from being classified as equity and that this interpretation of AASB 132 is IFRS compliant. The AASB plans to finalise its position on this matter at its April 2005 meeting.

It is expected that other less significant adjustments may also be identified.

Management of the transition to IFRS

WT has commenced transitioning its accounting policies and financial reporting from current Australian Standards to the Australian Equivalent of IFRS by allocating internal resources and engaging expert consultants to conduct impact assessments to isolate key areas of WT that will be impacted by the transition to IFRS. Priority has been given to finalising the preparation of an opening balance sheet in accordance with IFRS. This opening balance sheet will form the basis of accounting for IFRS in the future, and is required when WT prepares its first fully compliant Financial Report for the year ended 31 December 2005. These approximations could change as further work is undertaken by the IFRS project team and other less significant adjustments are also expected to be identified.

32 DETAILS OF THE WESTFIELD GROUP MERGER

In July 2004, the Westfield Group was formed by the stapling of the securities of Westfield Holdings ("Parent Company"), WT and WAT ("Merger").

The Merger was implemented by way of a Court approved scheme of arrangement ("Share Scheme") of the Parent Company and amendments to the Constitutions of each of the Parent Company, WT and WAT.

On 25 June 2004, Members of each of the Parent Company, WT and WAT approved the Merger. As a result of the Merger the Parent Company is considered, for accounting purposes, to have gained control of WT and WAT and will consolidate WT and WAT from 2 July 2004, being the date an order made by the Supreme Court of New South Wales approving the Share Scheme was lodged with ASIC.

The Merger was implemented on 16 July 2004 ("Implementation Date"), being the date on which securities were issued to investors in each other entity and "stapled" such that the Westfield Group stapled securities trade as one security on the Australian Stock Exchange under the code WDC. The stapled security comprises one share in the Parent Company, one WT unit and one WAT unit. The following occurred on the Implementation Date:

- Members of WT holding units on 12 July 2004 ("Stapling Record Date") had their units converted into 0.28 restructured WT units and Members of WAT had their units converted into 0.15 restructured WAT units;
- a fully franked "stapling" dividend of $0.002 per share in the Parent Company was paid to Members of the Parent Company holding shares on the Stapling Record Date and applied to subscribe for one restructured WT unit for $0.001 and one restructured WAT unit for $0.001 for each share in the Parent Company held by the Member;
- a stapling distribution of $1.01 was paid to Members of WT holding units on the Stapling Record Date and applied to subscribe for one share in the Parent Company for $0.01 and one restructured WAT unit for $1.00 for each restructured WT unit held;
- a stapling distribution of $1.01 was paid to Members of WAT holding units on the Stapling Record Date and applied to subscribe for one share in the Parent Company for $0.01 and one restructured WT unit for $1.00 for each restructured WAT unit held;
- Members of the Parent Company holding shares on the Stapling Record Date received one stapled security for each share held;
- Members of each of WT and WAT received one stapled security for each restructured WT unit or restructured WAT unit (as the case may be) held on the Stapling Record Date.

The Merger ensures a common investor base in each of the Parent Company, WT and WAT other than a number of entities controlled by the Parent Company ("Cross Holders") holding units and options in WAT. The Cross Holders held 553,895,741 units in WAT prior to the Merger. The Cross Holders participated in the consolidation of WAT units but did not participate in the issue of stapled securities or the stapling distribution. As a result of the consolidation the Cross Holders currently hold 83,084,363 restructured units in WAT and will continue to receive distributions which are paid on WAT units.

As a result of the Merger, the Cross Holders' unit holdings in WAT have been reduced from 14.7% to 4.7%.

The Cross Holders also hold a total of 27,661,209 Special Options in WAT.

The Parent Company and the Responsible Entities of WT and WAT entered into the Stapling Deed (effective 2 July 2004) which sets out the terms of the relationship between the entities with respect to the stapled securities. The Stapling Deed ensures that the entities must operate on a co-operative basis for the benefit of holders of Stapled Securities as a whole.

As a consequence of the Merger, the Parent Company, the Responsible Entities of WAT and WT and certain subsidiaries of each of them (each an "Obligor") have recently executed guarantee and negative pledge documentation in respect of financial accommodation provided for the benefit of the Westfield Group.

Under the guarantee documentation, each Obligor unconditionally and irrevocably grants a guarantee for the benefit of Westfield Group Lenders in respect of the debts and monetary obligations of certain subsidiaries of the Parent Company, WT and WAT.

The Master Negative Pledge Deed Poll given by the Parent Company, and the Responsible Entities of WT and WAT contains, amongst other things, certain undertakings, financial covenants, representations and warranties in respect of themselves and their controlled entities for the benefit of lenders to the Westfield Group. This document also sets out the basis upon which defaults or events of defaults may occur under the financing arrangements of Obligors and the acceleration rights of Westfield Group lenders in that event.

32 DETAILS OF THE WESTFIELD GROUP MERGER CONTINUED

In order to implement the Merger, the Constitutions of each of the Parent Company, WT and WAT were amended. These amendments were approved by Members of each entity at the meetings held on 25 June 2004.

Under the amended Constitutions for each of WT and WAT, the responsible entities are entitled to be paid a management fee equal to the reasonable estimate of its costs in providing their services as responsible entity.

As a result of the Merger, investors in the Westfield Group will receive distributions from each component of the stapled security comprising dividends from the Parent Entity and distributions from each of WT and WAT. The distribution policy of the Westfield Group is to distribute its reported after tax profit as presented on an AGAAP basis and adjusted for an amount equivalent to the project profits that the Group would have reflected in its Statement of Financial Performance but for the Merger and other amounts which the Directors may determine to take into account in order to reflect the capital profits or losses and other items as considered appropriate. It is intended that the Westfield Group distributions be paid to investors half yearly and no later than two months after the end of each half year.

33 MATERIAL ACQUISITIONS

Duelguide acquisition

On 24 November 2004, WT acquired a 49% interest in Westfield UK Acquisitions (Jersey) plc for a total cost of $359.8 million.

General Property Trust acquisition

During the period, WT acquired a 6.53% interest in the General Property Trust for $481.3 million.

34 SUBSEQUENT EVENTS

Since the end of the financial year, WT has entered into conditional agreements with General Property Trust for the acquisition of a 50% interest in Penrith Plaza in Sydney's west, a 50% interest in Woden Plaza, Canberra and a 25% interest in Sunshine Plaza, Queensland for a total of $842.4 million.

Since the end of the financial year, 10,267,941 WDC stapled securities were issued upon the exercise of options issued by WT to Deutsche Bank for $138.1 million.

The financial effect of each of the above events has not been recognised.

Directors' Declaration

The Directors of Westfield Management Limited, the Responsible Entity of Westfield Trust ("Trust"), declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable;

(b) in the Directors' opinion, the Financial Statements and notes thereto are in accordance with the Corporations Act 2001 (Cwlth), including sections 296 and 297; and

(c) they have been provided with the declarations required by section 295A of the Corporations Act 2001 (Cwlth).

Made on 30 March 2005 in accordance with a resolution of the Board of Directors.

FP Lowy, AC
Chairman

FG Hilmer, AO
Deputy Chairman



Westfield Trust

Independent Audit Report

to the members of Westfield Trust

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the consolidated financial statements, and the Directors' Declaration for Westfield Trust (the Trust) and the consolidated entity, for the year ended 31 December 2004. The consolidated entity comprises both the Trust and the entities it controlled during the year.

The directors of Westfield Management Limited, the Responsible Entity of the Trust, are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Trust and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Trust. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Responsible Entity of the Trust.

Independence

We are independent of the Trust, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our statutory audit work, we were engaged to undertake other non-audit services during the reporting period. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report of Westfield Trust is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of Westfield Trust and the consolidated entity at 31 December 2004 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Brian Long
Partner

Sydney
Date: 30 March 2005

Directors' Report

for the financial year ended 31 December 2004

The Directors of Westfield Management Limited (the "Responsible Entity"), the responsible entity of Westfield Trust ("the Trust") submit the following Report for the year ended 31 December 2004 ("Financial Year").

Review of Operations and State of Affairs

The Trust reported a net profit after tax of $580.2 million (excluding the Westfield Group Merger costs and asset sales) for the year ended 31 December 2004, an increase of 10.4% over the same period last year. This result is in line with the forecast as disclosed in the Explanatory Memorandum in relation to the proposal to staple the shares of Westfield Holdings Limited and the units of Westfield America Trust and Westfield Trust dated 25 May 2004.

Distribution for the year ended 31 December 2004 is $632.7 million (compared to $525.5 million for the year ended 31 December 2003).

This strong result reflects the intensive management of the Trust assets and the quality of the shopping centre portfolio.

As at 31 December 2004, the Trust's total assets were $18.4 billion, an increase of 30.1% in comparison to the position as at 31 December 2003.

Unitholders' funds attributable to Members of the Trust at year end were $8.8 billion up 22.5% from 31 December 2003.

Operational Results

For the year ended 31 December 2004, retail sales in the Trust's 40 Australian centres totalled $15.2 billion, which is a 9.8% increase for the 12 months. On a comparable basis, total sales increased 6.2% and specialty store sales increased 7.4%. Retail sales at the Trust's 11 shopping centres in New Zealand increased 4.6% to NZ$1.6 billion for the 12 months to 31 December 2004. On a comparable basis, total sales increased 4.2% and specialty store sales increased 6.6%.

Investment projects

Completed

During the year, the final stage of the Trust's largest project, the $755 million redevelopment of Westfield Bondi Junction, in Sydney's eastern suburbs was completed. The centre was valued at year end at $1.22 billion which represents a valuation uplift of $246 million on the total cost of $974 million.

The Trust also completed a $46 million development of The Pines in Melbourne and a $20 million upgrade of Westfield Mt Gravatt in Brisbane.

In New Zealand, the NZ$94 million redevelopment of Westfield Riccarton in Christchurch was completed.

Under Construction

During the year, five projects were commenced in Australia. The $50 million redevelopment of Westfield Innaloo in Perth is expected to be finished in the third quarter of 2005. The Trust's $180 million development of Westfield Helensvale on Queensland's Gold Coast is progressing ahead of schedule and is expected to be completed in late 2005. Projects expected to be completed in late 2005 include the $100 million redevelopment of Westfield Tuggerah, in the NSW Central Coast and the $60 million upgrade of Westfield Mt Druitt in Sydney. The $90 million redevelopment of Westfield Parramatta in Sydney is currently scheduled to be completed by the second quarter of 2006.

In New Zealand, the NZ$150 million redevelopment of Westfield Queensgate in Wellington is progressing well and expected to be completed at the end of 2005.

Property transactions

During the year, the Trust formed four new joint ventures with DB REEF Trust valued at $790 million, acquired Skygarden and Imperial Arcade, in Sydney's CBD for $241 million, and acquired the remaining 50% interest in Newmarket, Auckland for NZ$121.2 million.

Since the year end, the Trust has entered into conditional agreements with General Property Trust for the acquisition of a 50% interest in Penrith Plaza in Sydney's west, a 50% interest in Woden Plaza, Canberra and a 25% interest in Sunshine Plaza, Queensland for a total of $842.4 million.

At 31 December 2004, the Trust had interests in 51 retail properties in Australia and New Zealand with a value of $14.3 billion, comprising 3.3 million square metres of retail space and 10,600 retailers.

There were no significant changes in the Trust's state of affairs during the Financial Year other than as noted above.

Outlook

The directors confirm the forecasts for the Westfield Group, of which the Trust is a part of, contained in the Explanatory Memorandum for the distribution periods to 30 June 2006.

Principal Activities

The principal activities of the Trust during the Financial Year were the ownership and improvement of shopping centres in Australia and New Zealand. There were no significant changes in the nature of those activities during the Financial Year.

Subsequent Events

No other matter or circumstance has arisen since the end of the Financial Year that has significantly affected, or may significantly affect:
(i) the Trust's operations in future financial years;
(ii) the results of those operations in future financial years; or
(iii) the Trust's state of affairs in future financial years.

Future Developments

The likely developments in the Trust's operations in future financial years and the expected results of those operations are described in the Review of Operations above.

Distributions

The following distributions were paid to Members during the Financial Year:

The distribution for the six months ended 31 December 2003, paid on 27 February 2004, was paid to Members as follows: ↗ for ordinary units issued on 29 August 2003 under the Trust's Distribution Reinvestment Plan – 8.43 cents per unit ↗ for all other ordinary units – 12.41 cents per unit	$271.2 million
A stapling distribution was paid to Members holding units on 12 July 2004 (Stapling Record Date) and applied to subscribe for one share in Westfield Holdings Limited for $0.01 and one restructured Westfield America Trust unit for $1.00 for each restructured unit held as follows: ↗ $1.01 per restructured unit	$635.9 million
The distribution for the six months ended 30 June 2004, paid on 31 August 2004, was paid to Members as follows: ↗ for ordinary units issued on 27 February 2004 under the Trust's Distribution Reinvestment Plan – 8.52 cents per unit ↗ for all other ordinary units – 12.71 cents per unit	$283.7 million

The following distribution was declared on 25 February 2005 for payment to Members with respect to the six months ended 31 December 2004, and paid on 28 February 2005:

20.74 cents per unit for the six months ended 31 December 2004, paid 28 February 2005[1]	$349.0 million

[1] A distribution of 52.03 cents per Westfield Group stapled security was paid on 28 February 2005. This distribution is an aggregate of a distribution from each of Westfield Trust and Westfield America Trust and a dividend from Westfield Holdings Limited. The figure reported here represents that component of the aggregate Westfield Group distribution attributable to the distribution of the Trust.

Directors' Report

for the financial year ended 31 December 2004

The Directors

The names of the Directors of the Responsible Entity in office, and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report, are shown below. Ordinary units in the Trust were stapled to shares in Westfield Holdings Limited and units in Westfield America Trust as part of the Merger. The stapled securities trade on the Australian Stock Exchange under the code WDC.

Director	Number of Stapled Securities
FP Lowy, AC; DH Lowy, AM; PS Lowy; SM Lowy	166,664,514
RL Furman	–
DM Gonski, AO	149,212
FG Hilmer, AO	189,433
SP Johns	1,817,567
JB Studdy, AM	38,573
FT Vincent	–
GH Weiss	–
DR Wills, AO	20,000
CM Zampatti, AM	222,111

Note: None of the directors hold options over any issued or unissued shares in the Trust.

The Board of the Responsible Entity was restructured following the Merger. The changes to the composition of the Board are as follows:

- Mr FP Lowy, AC, Mr PS Lowy, Mr SM Lowy, Mr SP Johns, Mr JB Studdy, AM and Dr GH Weiss served on the Board for the entire Financial Year;
- On 13 July 2004, Ms JR Broadbent, AO, Mr WJ Falconer, CNZM, Mr H Huizinga and Mr RC Mansfield, AO resigned from the Board.
- On 13 July 2004, Mr DH Lowy, AM, Mr RL Furman, Mr DM Gonski, AO, Mr FG Hilmer, AO, Mr FT Vincent, Mr DR Wills, AO and Ms CM Zampatti, AM were appointed to the Board.

Options

Details of the unissued ordinary units in the Trust under options as at the date of this Report are provided in Note 11 in the Notes to the Financial Statements (page 14).

Details of fully paid ordinary units in the Trust which were issued during or since the end of the Financial Year as a result of the exercise of options over unissued units are provided in Note 11 in the Notes to the Financial Statements (page 14).

Indemnities and Insurance Premiums

No insurance premiums were paid during or since the end of the Financial Year out of the assets of the Trust in regards to insurance cover provided to the Responsible Entity or the auditor of the Trust. So long as the officers of the Responsible Entity act in accordance with the Constitution and the Corporations Act, they remain fully indemnified out of the assets of the Trust against any losses incurred while acting on behalf of the Trust. The auditors of the Trust are in no way indemnified out of the assets of the Trust.

Special rules for Registered Schemes

- $76.6 million in fees were paid and payable to the Responsible Entity and its associates out of the assets of the Trust during the Financial Year.
- No units in the Trust were held by the Responsible Entity at the end of the Financial Year. Associates of the Responsible Entity held 31,520,828 units as at the end of the Financial Year.
- Details of units issued in the Trust during the Financial Year are set out on Note 10 on page 13.
- No withdrawals were made from the scheme during the Financial Year.
- Details of the value of the Trust's assets as at the end of the Financial Year and the basis for the valuation are set out in Notes 1(c), 4 and 5 on pages 6, 11 and 11 respectively.
- Details of the number of units in the Trust as at the end of the Financial Year are set out in Note 10 on page 13.

Audit and Compliance Committee

As at the date of this Report, the Responsible Entity had an Audit and Compliance Committee of the Board of Directors.

Directors' Report

for the financial year ended 31 December 2004

Synchronisation of Financial Year

By an order dated 5 November 2001 made by the Australian Securities and Investments Commission, the Directors have been relieved from compliance with the requirement to ensure that the financial year of Carindale Property Trust is synchronised with the financial year of Westfield Trust. Although the financial years of Carindale Property Trust end on 30 June, the financial statements of Westfield Trust have been prepared to include accounts for Carindale Property Trust for a period coinciding with the Financial Year of Westfield Trust.

Reporting to Members

By an order dated 21 January 2005 made by the Australian Securities and Investments Commission, the Directors have been relieved from compliance with the requirement, for the Financial Year ended 31 December 2004, that the Trust report to its Members by 31 March 2005. For the Financial Year ended 31 December 2004, the Trust is permitted to report to its Members on or before 15 April 2005.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

FP Lowy, AC
Chairman

FG Hilmer, AO
Deputy Chairman

30 March 2005

Corporate Governance

The Corporate Governance statement for Westfield Trust for the financial year ended 31 December 2004 has been incorporated into the Corporate Governance statement prepared for the stapled Westfield Group. This statement can be found in the 2004 Westfield Group Annual Report, after the Directors' Report.

Westfield Trust

Shareholding Information

as at 10 March 2005

Twenty Largest Holders of Stapled Securities in Westfield Group*

		Number of Securities	% of Issued Securities
1	JP Morgan Nominees Australia Limited	263,875,460	15.44
2	Westpac Custodian Nominees Limited	241,365,356	14.12
3	National Nominees Limited	169,963,072	9.95
4	Cordera Holdings Pty Limited	105,594,531	6.18
5	ANZ Nominees Limited	85,979,601	5.03
6	Citicorp Nominees Pty Limited	58,063,732	3.40
7	Cogent Nominees Pty Limited	47,498,133	2.78
8	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	40,031,560	2.34
9	AMP Life Limited	28,989,402	1.70
10	HSBC Custody Nominees (Australia) Limited	27,549,763	1.61
11	Cogent Nominees Pty Limited <SMP Accounts>	26,597,642	1.56
12	Queensland Investment Corporation	25,604,881	1.50
13	Westpac Financial Services Limited	17,123,541	1.00
14	Franley Holdings Pty Limited	15,617,400	0.91
15	Bond Street Custodians Limited <Property Securities A/C>	14,932,065	0.87
16	Victorian WorkCover Authority	14,022,510	0.82
17	Westfield C Fund Pty Limited	13,728,334	0.80
18	RBC Global Services Australia Nominees Pty Limited	13,321,111	0.78
19	Bond Street Custodians Limited <ENH Property Securities A/C>	11,630,641	0.68
20	Transport Accident Commission	11,196,292	0.66
		1,232,685,027	72.13

* Ordinary units in Westfield Trust were stapled to units in Westfield America Trust and shares in Westfield Holdings Limited as part of the Merger. The stapled securities trade on the Australian Stock Exchange under the code WDC.

Voting Rights

At a meeting of Members, on a show of hands, every person present who is a Member or representative of a Member has one vote, and on a poll, every Member present in person or by proxy or attorney and every person who is a representative of a Member has one vote for each dollar value of the total interest they have in the Trust.

Distribution Schedule

Category	Number of options	Number of option holders	Number of stapled securities	Number of security holders	% of securities in each category
1–1,000	1,600	2	34,979,717	72,291	2.05
1,001–5,000	3,200	2	112,047,168	44,558	6.55
5,001–10,000	20,000	2	38,876,108	4,959	2.28
10,001–100,000	1,083,800	29	73,918,229	2,779	4.33
100,001 and over	1,266,215	4	1,449,016,793	268	84.79
Total	2,374,815*	39	1,708,838,015	124,855	100.00

As at 10 March 2005, 1,802 security holders hold less than a marketable parcel of quoted securities in Westfield Group.

* In addition, there are 27,661,209 options on issue to four subsidiaries of Westfield Holdings Limited. Due to the stapling structure of the Westfield Group, these options could not be exercised by these subsidiaries. The total number of options on issue at 10 March 2005 is 30,060,024.

Substantial Securityholders

The names of the Group's substantial security holders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Group, are as follows:

Members of the Lowy family and associates	166,450,338
National Australia Bank Limited	90,548,325
Commonwealth Bank of Australia	84,858,407

Directory

Westfield Group

Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office

12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office

Level 3
Corner Remuera Road & Nuffield Street
Newmarket, Auckland
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office

6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries

Maureen T McGrath
Simon J Tuxen

Auditors

Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information

Westfield Holdings Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 7045
Sydney NSW 2001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: computershare.com

Listing

Australian Stock Exchange – WDC

Website

westfield.com

Financial Report 2004

for the financial year ended 31 December 2004

Westfield America Trust

Contents

Westfield America Management Limited ABN 66 072 780 619 (AFS Licence No. 230324) as Responsible Entity of Westfield America Trust ARSN 092 058 449

Westfield America Trust

Statement of Financial Performance

for the financial year ended 31 December 2004

	Note 1(l)	CONSOLIDATED 2004 $ Million	CONSOLIDATED 2003 $ Million	PARENT ENTITY 2004 $ Million	PARENT ENTITY 2003 $ Million
Revenues from ordinary activities					
Shopping centre rental and other property income		1,726.7	1,869.4	–	–
Interest income		8.5	3.5	84.2	1.8
Dividends from subsidiaries		–	–	666.2	595.0
Total revenues from trading activities		1,735.2	1,872.9	750.4	596.8
Revenue from asset sales/ termination of interest rate swaps	19	268.9	448.1	6.8	–
Revaluation increment on investments (reversal of previous decrement)	11(a)	–	–	469.1	–
Total revenue from ordinary activities		2,004.1	2,321.0	1,226.3	596.8
Expenses from ordinary activities					
Shopping centre and other property outgoings	16	510.7	576.3	–	–
Advisory and management fee	25	21.6	36.9	1.3	–
Corporate costs		4.2	7.1	2.4	2.1
Total expenses from trading activities		536.5	620.3	3.7	2.1
Merger charges		34.5	–	34.5	–
Cost of assets sold or written down/acquisition costs written off	19	263.9	425.6	–	–
Revaluation decrement on investments (due to exchange rate movement)	11(a)	–	–	–	469.1
Total expenses from ordinary activities		834.9	1,045.9	38.2	471.2
Share of net profits of equity accounted entities from trading activities	15(b)	82.1	75.7	–	–
Share of net profits of equity accounted entities from asset sale	15(b)	–	7.8	–	–
Share of net profits of equity accounted entities	15(b)	82.1	83.5	–	–
Borrowing costs					
Interest and other borrowing costs		337.2	520.0	0.7	1.0
Coupon on convertible/redeemable preference shares / units		39.4	46.1	–	–
Total borrowing costs	17	376.6	566.1	0.7	1.0
Profit from ordinary activities before withholding tax expense		874.7	792.5	1,187.4	124.6
United States withholding tax expense		38.4	36.0	31.8	30.8
Profit from ordinary activities after withholding tax expense	29(b)	836.3	756.5	1,155.6	93.8
Less – Net profit attributable to outside equity interests		138.5	159.7	–	–
Net profit from ordinary activities attributable to Members of Westfield America Trust ("WAT")		697.8	596.8	1,155.6	93.8
Increase in asset revaluation reserve	11(a)	1,899.3	275.5	1,626.1	(715.9)
Cost of raising equity	14	–	(7.1)	–	(0.8)
Net exchange difference on translation of financial report of self sustaining foreign operations	11(c)	258.6	(1,488.3)	–	–
Total revenues, expenses and valuation adjustments attributable to Members of WAT and recognised directly in equity		2,157.9	(1,219.9)	1,626.1	(716.7)
Total changes in equity other than those resulting from Transactions with Members as Members of WAT	14	2,855.7	(623.1)	2,781.7	(622.9)

Westfield America Trust

Statement of Distribution Paid and Proposed

for the financial year ended 31 December 2004

	Note	CONSOLIDATED		PARENT ENTITY	
	1(l)	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
Net profit from ordinary activities attributable to Members of WAT		697.8	596.8	1,155.6	93.8
Add/(Less):					
Net profit from asset sales or write down/acquisition costs written off/termination of interest rate swaps	19	(5.4)	(23.9)	–	–
Reversal of Merger charges		34.5	–	34.5	–
Distribution from retained profits		38.6	0.7	44.5	–
Revaluation increment on investments		–	–	(469.1)	–
Amounts transferred from issued capital		–	–	–	479.8
Special capital distribution	14	34.0	–	34.0	–
Distribution paid/proposed		799.5	573.6	799.5	573.6
Distribution paid/payable		291.8	573.6	291.8	573.6
Special capital distribution paid		34.0	–	34.0	–
Distribution proposed		473.7	–	473.7	–
		799.5	573.6	799.5	573.6

Westfield America Trust

Statement of Financial Position

as at 31 December 2004

	Note 1(l)	CONSOLIDATED 2004 $ Million	CONSOLIDATED 2003 $ Million	PARENT ENTITY 2004 $ Million	PARENT ENTITY 2003 $ Million
Current assets					
Cash assets		**158.5**	173.9	**15.7**	3.3
Trade receivables	2(a)	**58.7**	44.6	**-**	-
Other receivables	2(b)	**283.7**	4.7	**486.4**	182.5
Withholding tax receivable		**26.5**	22.9	**26.5**	22.9
Other assets	3	**213.5**	180.4	**180.1**	145.2
Total current assets		**740.9**	426.5	**708.7**	353.9
Non-current assets					
Property investments	4	**13,719.5**	12,681.5	**-**	-
Equity accounted investments	15	**1,458.1**	772.1	**-**	-
Other investments	5	**105.6**	109.7	**6,827.3**	5,086.4
Other receivables	2(b)	**101.1**	-	**-**	-
Other assets	3	**939.7**	611.5	**799.7**	478.5
Total non-current assets		**16,324.0**	14,174.8	**7,627.0**	5,564.9
Total assets		**17,064.9**	14,601.3	**8,335.7**	5,918.8
Current liabilities					
Payables	6	**398.3**	406.7	**60.8**	8.6
Withholding tax payable		**6.8**	8.4	**6.8**	8.4
Distribution payable	7(a)	**-**	310.1	**-**	310.1
Interest-bearing liabilities – borrowings	8	**165.7**	540.0	**-**	-
Other financial liabilities	7(b)	**179.1**	145.1	**179.1**	145.1
Total current liabilities		**749.9**	1,410.3	**246.7**	472.2
Non-current liabilities					
Payables	6	**104.6**	95.5	**30.9**	-
Interest-bearing liabilities:					
Borrowings	8	**6,130.2**	5,745.9	**-**	-
Convertible/redeemable preference shares/units	9	**302.8**	438.9	**-**	-
Other financial liabilities	7(b)	**304.3**	478.5	**304.3**	478.5
Total non-current liabilities		**6,841.9**	6,758.8	**335.2**	478.5
Total liabilities		**7,591.8**	8,169.1	**581.9**	950.7
Net assets		**9,473.1**	6,432.2	**7,753.8**	4,968.1
Equity attributable to Members of WAT					
Contributed equity	10	**5,647.4**	5,425.3	**5,254.5**	4,958.4
Reserves	11	**1,561.9**	(594.3)	**1,635.5**	9.7
Retained profits	12	**544.5**	137.1	**863.8**	-
Total equity attributable to Members of WAT		**7,753.8**	4,968.1	**7,753.8**	4,968.1
Outside equity interests					
Contributed equity		**1,194.3**	1,376.3	**-**	-
Reserves		**509.9**	45.9	**-**	-
Retained profits		**15.1**	41.9	**-**	-
Total outside equity interests	13	**1,719.3**	1,464.1	**-**	-
Total equity	14	**9,473.1**	6,432.2	**7,753.8**	4,968.1

Westfield America Trust

Statement of Cash Flows

for the financial year ended 31 December 2004

	Note 1(l)	CONSOLIDATED 2004 $ Million	CONSOLIDATED 2003 $ Million	PARENT ENTITY 2004 $ Million	PARENT ENTITY 2003 $ Million
Cash flows from operating activities					
Receipts in the course of operations		**1,697.0**	1,829.1	**–**	–
Payments in the course of operations		**(557.1)**	(622.6)	**(1.0)**	(1.8)
Dividends and distributions received from subsidiaries		**–**	–	**635.6**	569.2
Withholding tax paid		**(36.4)**	(29.6)	**(27.1)**	(23.4)
Distributions received from equity accounted entities		**63.6**	72.7	**–**	–
Net cash flows from operating activities	29(b)	**1,167.1**	1,249.6	**607.5**	544.0
Cash flows from investing activities					
Acquisition of property investments		**(117.5)**	(431.4)	**–**	–
Payments for capital expenditure		**(639.7)**	(512.2)	**–**	–
Payments for the purchase of investments in subsidiaries		**–**	–	**(141.1)**	(568.2)
Proceeds from sale of property investments		**86.8**	322.2	**–**	–
Net payments for investments in equity accounted entities		**(60.0)**	(89.4)	**–**	–
Net cash flows used in investing activities		**(730.4)**	(710.8)	**(141.1)**	(568.2)
Cash flows from financing activities					
Proceeds from issue of securities (units)		**187.5**	567.0	**187.5**	567.0
Extinguishment of options		**(74.0)**	–	**–**	–
Securities issued to implement the Merger		**630.2**	–	**630.2**	–
Stapling distributions to implement the Merger		**(488.1)**	–	**(488.1)**	–
Net proceeds from/(repayments of) interest-bearing liabilities		**903.8**	114.0	**43.4**	(19.0)
Interest and other borrowing costs paid		**(498.7)**	(649.2)	**(0.8)**	(1.0)
Interest received		**8.5**	3.3	**58.7**	1.8
Distributions paid		**(635.9)**	(522.1)	**(635.9)**	(522.1)
Loans advanced to related entities		**(349.7)**	–	**(249.0)**	–
Dividends paid by subsidiaries to outside equity interests		**(135.6)**	(146.2)	**–**	–
Net cash flows (used in)/from financing activities		**(452.0)**	(633.2)	**(454.0)**	26.7
Net (decrease)/increase in cash held		**(15.3)**	(94.4)	**12.4**	2.5
Add opening cash brought forward		**173.9**	268.3	**3.3**	0.8
Effects of exchange rate changes on opening cash brought forward		**(0.1)**	0.0	**0.0**	0.0
Cash at the end of the year	29(a)	**158.5**	173.9	**15.7**	3.3

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

This General Purpose Financial Report has been prepared on the basis of historical cost accounting and does not purport to disclose current values except where indicated in respect of the revaluation of non current assets, which are carried at fair value. The Financial Report has been drawn up in accordance with the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements, including Urgent Issues Group Consensus views.

The accounting policies adopted are consistent with those applied in the previous financial year except as otherwise stated.

During the financial year the securities of WAT were stapled with those of Westfield Holdings Limited ("Westfield Holdings") and Westfield Trust ("WT") to form the Westfield Group. The stapled securities are quoted on the Australian Stock Exchange ("ASX") under ASX code WDC. The stapling transaction is referred to as "the Merger". Refer Note 31 for further details.

As a result of the Merger, WAT no longer provides for distributions on an accruals basis. A provision is recognised for distributions when they have been declared, determined or publicly recommended by the directors on or before the reporting date.

(b) Principles of consolidation

The Consolidated Financial Report includes the results, assets and liabilities of WAT ("Parent Entity"), its controlled entities and partially owned property partnerships as noted below.

The Parent Entity and its subsidiaries are collectively referred to as the "Group". The Group and its equity accounted entities are collectively referred to as the "Economic Entity".

The Group has significant co-ownership interests in a number of properties. These interests are held through partial ownership in property partnerships. In accordance with AASB 1024 "Consolidated Accounts", the Group has consolidated partially owned property partnerships which it controls. In accordance with AASB 1006 "Interests in Joint Ventures" the equity method of accounting is used for partially owned property partnerships that are entities where the Economic Entity exerts significant influence but does not have control.

Where entities adopt accounting policies which differ from those of the Parent Entity, adjustments have been made so as to ensure consistency with the Parent Entity, compliance with applicable Australian Accounting Standards and the provisions of the Constitution of the Parent Entity. All inter-entity balances and transactions, and unrealised profits arising from intra-Economic Entity transactions, have been eliminated in full.

Incremental interests acquired in subsidiaries are reflected in this Financial Report at their fair values. Adjustments have been made to the relevant equity interests to reflect any differences between the purchase price and the fair value. Adjustments have also been made to each class of equity interests to reflect the appropriate proportionate ownership interests.

The names of the subsidiaries and the equity accounted entities, and the Economic Entity's beneficial interests therein are set out in Note 28.

(c) Foreign currencies

(i) Translation of foreign currency transactions

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions or at hedge rates where applicable.

Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

(ii) Translation of accounts of foreign operations

The Statement of Financial Position of foreign self-sustaining subsidiaries and equity accounted entities are translated at exchange rates ruling at balance date and the Statement of Financial Performance of foreign self-sustaining subsidiaries and equity accounted entities are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign self-sustaining operations and equity accounted entities are taken directly to the foreign currency translation reserve. On consolidation, exchange differences on loans and cross currency swaps denominated in foreign currencies which hedge net investments in foreign self-sustaining operations and equity accounted entities are taken directly to the foreign currency translation reserve.

Other exchange differences, costs and premiums on contracts to hedge specific foreign currency denominated transactions, assets or liabilities are brought to account with the underlying transactions, assets or liabilities. Exchange differences, costs and premiums on all other hedge contracts are included as revenue or expense in the period in which the exchange differences arise.

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES CONTINUED

(d) Revenues from ordinary activities

Revenues from rents and other property income, including percentage rent, are brought to account on an accruals basis and, if not received at balance date, are reflected in the Statement of Financial Position as receivables and are carried at fair value. Recoveries from tenants are recognised as income in the financial year the applicable costs are accrued. Profits from the sale of property investments are recognised upon settlement and after contractual duties are completed.

(e) Expenses from ordinary activities

Expenses from ordinary activities including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

(f) Taxation

Under current Australian income tax legislation, WAT is not liable for income tax including capital gains tax, provided that Members are presently entitled to the income of the Trust as determined in accordance with the Trust's Constitution.

Westfield America, Inc. ("WEA"), is a Real Estate Investment Trust ("REIT") for United States income tax purposes. To maintain its REIT status, WEA is required to distribute at least 90% of its taxable income to shareholders and meet certain asset and income tests as well as certain other requirements. As a REIT, WEA will generally not be liable for federal and state income taxes in the United States, provided it satisfies the necessary requirements and distributes 100% of its taxable income to its shareholders.

Under current Australian income tax legislation, Members of WAT are generally entitled to receive a foreign tax credit for US withholding tax deducted from dividends paid to WAT by WEA.

(g) Investments

(i) Property investments

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution of value of the building content due to the effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

At each reporting period, the carrying value of each investment property is assessed to ensure its carrying value does not materially differ from fair value. Where the carrying value differs materially from fair value, an adjustment is made as appropriate.

The assessment of the fair value of an individual property investment includes confirmation by full independent valuations, which are conducted at least every three years, and by annual independent updates of these full independent valuations. In determining the fair value the capitalisation of net income method and the discounting of future net cash flows to their present value have been used.

Property investments under redevelopment are carried at fair value based on the last independent valuation prior to the commencement of the redevelopment. Upon completion of the redevelopment the carrying value of property investment under redevelopment is treated as a single property investment and valued as stated above.

(ii) Construction in progress

Construction in progress is carried at cost or net realisable value. Amounts capitalised to construction in progress include the cost of acquisition, development costs, rates and taxes in respect of qualifying assets and borrowing costs during development.

(iii) Joint venture entities

The Economic Entity has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting. Investments in joint venture entities are carried at the lower of the equity accounted amount or recoverable amount.

(iv) Associates

Where the Group exerts significant influence but not control, equity accounting is applied. Investments in equity accounted associates are carried at the lower of the equity accounted amount or recoverable amount.

In May 2002, the Group together with Simon Property Group ("Simon") and The Rouse Company ("Rouse"), acquired the shopping centre assets and liabilities of Rodamco North America, N.V. ("RNA"). As part of this acquisition, WAT acquired a 52.7% equity ownership in Head Acquisition LP ("HALP") and accounts for its interest in properties held by HALP in accordance with the substance of the partnership agreement, resulting in the consolidation of those properties for which it has control and 100% economic ownership.

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES CONTINUED

(g) Investments continued

(v) Subsidiaries

Investment in a controlled entity is carried at fair value and revalued at each balance date to reflect the Parent Entity's proportionate interest in the underlying net asset value of the controlled entity.

The revaluation increments and decrements are recorded through the asset revaluation reserve. To the extent that there are revaluation decrements in excess of the balance in the asset revaluation reserve, the decrement is recorded through the Statement of Financial Performance. To the extent that a revaluation increment recovers a previous decrement recorded through the Statement of Financial Performance, the revaluation increment is charged to the Statement of Financial Performance.

(h) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Borrowing costs are expensed unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the borrowing costs are capitalised to the cost of the asset. Where funds are borrowed by the Economic Entity for the acquisition or construction of a qualifying asset, the amount of borrowing costs capitalised are those incurred in relation to that borrowing.

(i) Properties subject to development

Expenses capitalised to properties subject to development include the cost of acquisition, development, rates, taxes and borrowing costs during development. After development is completed, borrowing costs and other holding charges are expensed as incurred.

(j) Cash flows

Cash on hand, at bank and short-term deposits are stated at their nominal amount. For the purposes of the Statement of Cash Flows, cash includes cash on hand and at bank, short-term money market deposits and bank accepted bills of exchange readily convertible to cash, net of bank overdrafts. Bank overdrafts are carried at their principal amount. Interest is charged as an expense as it accrues.

(k) Derivatives and other financial instruments

The Economic Entity's activities expose it to changes in interest rates and foreign exchange rates. The Board of Westfield America Management Limited ("the Responsible Entity") has adopted policies and limits in respect of the use of derivative and other financial instruments to hedge cash flows subject to interest rate and currency risks. Management reports to the Board on a regular basis as to the monitoring of the policies in place. The Economic Entity does not trade in derivative financial instruments for speculative purposes.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

(i) Financial assets

Receivables
Receivables are carried at cost less provision for doubtful debts and are generally due within 30 days.

Other loans
Loans are carried at cost. Interest is credited as income on an accruals basis.

(ii) Financial liabilities

Payables
Trade and sundry creditors are carried at cost, and are generally payable within 60 days.

Interest-bearing liabilities
Interest bearing liabilities are carried at cost or at their fair value at the time of acquisition in the case of assumed liabilities. Interest is charged as an expense on an accruals basis. Terms and conditions are set out in Notes 8 and 9.

(iii) Interest rate swaps

The Economic Entity enters into interest rate swap agreements that are used to convert certain variable interest rate borrowings to fixed interest rates. The swaps are entered into with the objective of hedging the risk of interest rate fluctuations in respect of underlying borrowings. Net receipts and payments in relation to interest rate swaps are recognised as interest income or interest expense as appropriate on an accruals basis over the life of the hedges. Terms and conditions are set out in Note 24(a).

1 STATEMENT OF PRINCIPAL ACCOUNTING POLICIES CONTINUED

(k) Derivatives and other financial instruments continued

(iv) Cross currency swaps and forward exchange contracts

The Economic Entity enters into cross currency swaps and forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to minimise the risk of exchange rate fluctuation in respect of certain of its foreign currency denominated assets, liabilities, revenues and expenses. The value of the cross currency swaps and forward exchange contracts are brought to account in conjunction with the assets and liabilities as recorded on the Statement of Financial Position at the end of the financial year, or in conjunction with the revenue and expense in the period to which the hedges relate. Terms and conditions are set out in Note 24(b).

The Economic Entity only enters into derivative financial instruments to hedge certain underlying assets, liabilities, revenues and expenses. The Economic Entity continually reviews its exposures and revises its treasury policies and procedures. Revenues or expenses arising from changes in the net market values of hedging instruments are matched and brought to account with the carrying values and income streams of the underlying assets or liabilities.

The unrealised gains receivable/losses payable in respect of all currency hedges are recorded on the Statement of Financial Position.

(v) Disclosure of fair values

Recognised financial assets and liabilities are recorded at balance date at their net fair values with the exception of investments in associates which are carried at lower of cost or equity accounted values refer Note 1(g). The fair value of unrecognised financial instruments is set out in Note 24.

Applicable market rates, values, prices and terms in respect of derivative and other financial instruments are set out in the notes to these Financial Statements.

(l) Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the Financial Report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

(m) Comparative figures

Where applicable, certain comparative figures are restated in order to comply with the current year's presentation of the Financial Statements.

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
2(a) TRADE RECEIVABLES				
Trade debtors	62.4	49.4	-	-
Less: Provision for doubtful debts	(3.7)	(4.8)	-	-
	58.7	44.6	-	-
2(b) OTHER RECEIVABLES				
Current				
Dividend receivable from subsidiary	-	-	204.8	182.5
Interest receivable	25.1	0.2	24.6	-
Interest receivable from related entities	6.2	-	5.4	-
Loan receivable from related entity	251.6	-	251.6	-
Restricted cash	0.8	4.5	-	-
	283.7	4.7	486.4	182.5
Non-current				
Loans receivable from related entity	101.1	-	-	-
	101.1	-	-	-
3 OTHER ASSETS				
Current				
Net receivable under forward exchange contracts	174.7	145.1	174.7	145.1
Unrealised exchange loss on currency hedge contracts	4.4	-	4.4	-
Prepayments, deferred costs and other debtors	34.4	35.3	1.0	0.1
	213.5	180.4	180.1	145.2
Non-current				
Net receivable under forward exchange contracts	299.7	478.5	299.7	478.5
Unrealised exchange loss on forward exchange contracts	4.6	-	4.6	-
Other debtors and deferred costs	140.0	133.0	-	-
Receivables under cross currency contracts	426.2	-	426.2	-
Receivables under cross currency contracts with related entity	69.2	-	69.2	-
	939.7	611.5	799.7	478.5
4 PROPERTY INVESTMENTS				
Shopping centres, department stores and other property investments at fair value, based on independent valuations	13,453.4	12,526.8	-	-
Construction in progress	266.1	154.7	-	-
	13,719.5	12,681.5	-	-
Movement in property investments				
Balance at beginning of the year	12,681.5	15,686.0		
Acquisition of property	105.9	336.7		
Additions including construction in progress	566.5	414.8		
Disposal of property	(280.4)	(200.6)		
Deconsolidation of previously consolidated entity now equity accounted	(844.2)	-		
Retranslation of foreign operations	(425.3)	(3,837.8)		
Consolidation of previously equity accounted entities	-	42.6		
Net revaluation increment	1,915.5	239.8		
Balance at end of the year	13,719.5	12,681.5		

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
5 OTHER INVESTMENTS				
Investment in subsidiary, at Responsible Entity's valuation*	–	–	6,827.3	5,086.4
Unlisted investment at cost	105.6	109.7	–	–
	105.6	109.7	6,827.3	5,086.4
Movement in other investments				
Balance at beginning of the year	109.7	–	5,086.4	5,703.2
Additions	–	109.7	141.1	568.2
Revaluation increment/(decrement)	–	–	1,599.8	(1,185.0)
Exchange difference	(4.1)	–	–	–
Balance at end of the year	105.6	109.7	6,827.3	5,086.4

* Total investment in WEA, at Responsible Entity's valuation based on the proportionate interest in the underlying net asset value of WEA.

	$ Million	$ Million	$ Million	$ Million
6 PAYABLES				
Current				
Trade creditors	223.0	222.1	–	–
Other creditors and accruals	168.6	178.8	59.4	8.6
Other payables to related entities	6.7	5.8	1.4	–
	398.3	406.7	60.8	8.6
Non-current				
Other creditors and accruals	104.6	95.5	30.9	–
	104.6	95.5	30.9	–
7(a) DISTRIBUTION PAYABLE				
Distribution payable to Members	–	310.1	–	310.1
	–	310.1	–	310.1
7(b) OTHER FINANCIAL LIABILITIES				
Current				
Unrealised exchange gain on forward exchange contracts	174.7	145.1	174.7	145.1
Hedge payable on currency contracts	4.4	–	4.4	–
	179.1	145.1	179.1	145.1
Non-current				
Unrealised exchange gain on forward exchange contracts	299.7	478.5	299.7	478.5
Hedge payable on currency contracts	4.6	–	4.6	–
	304.3	478.5	304.3	478.5

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	**2004 $ Million**	2003 $ Million
8 INTEREST-BEARING LIABILITIES				
Current				
Unsecured				
Bank facilities(i)	**3.8**	104.7	**–**	–
Secured				
Bank facilities(iii)	**161.9**	435.3	**–**	–
	165.7	540.0	**–**	–
Non-current				
Unsecured				
Bank facilities(i)	**161.3**	17.7	**–**	–
Notes payable(ii)	**1,541.0**	-	**–**	–
Secured				
Bank facilities(iii)	**4,427.9**	5,728.2	**–**	–
	6,130.2	5,745.9	**–**	–
The maturity profile in respect of interest bearing liabilities (excluding redeemable preference shares) is set out below:				
Due within one year	**165.7**	540.0	**–**	–
Due between one and five years	**2,498.2**	2,492.3	**–**	–
Due after five years	**3,632.0**	3,253.6	**–**	–
	6,295.9	6,285.9	**–**	–

WAT maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt.

Refer Note 29 for details relating to financing facilities. Refer Note 24(a) for details relating to fixed rate debt and derivatives which hedge the floating rate liabilities.

(i) These instruments are subject to negative pledge arrangements which require the Group to comply with certain minimum financial requirements.

(ii) Guaranteed Senior Notes of US$2,600.0 million were raised in the US 144A bond market by the Westfield Group, of which WEA Finance LLC was assigned US$1,200.0 million (A$1,541.0 million). The issue comprised US$1,400.0 million of 10 year fixed rate notes , US$700.0 million of 6 year fixed rate notes and US$500.0 million of 3 year floating rate notes. The Group's share comprised US$850.0 million of 10 year fixed rate notes, US$100.0 million of 6 year fixed rate notes and US$250.0 million of 3 year floating rate notes. These notes are subject to negative pledge arrangements which require the Group to comply with certain minimum financial requirements.

(iii) Current and non-current secured liabilities are $4,589.8 million (2003: $6,163.5 million). Secured liabilities are borrowings secured by mortgages over properties that have an aggregate value of $10,232.0 million (2003: $11,667.3 million). These properties are as follows: Annapolis, Belden Village, Century City, Chesterfield, Citrus Park, Crestwood, Department Stores, Downtown Plaza, Eagle Rock, Eastland, Enfield, Fox Hills, Fox Valley, Franklin Park, Galleria at Roseville, Gateway, Hawthorn, Horton Plaza, Independence, Louis Joliet, MainPlace, Meriden, Mid Rivers, Mission Valley, Mission Valley West, Northwest, Old Orchard, Parkway, Plaza Bonita, Richland, San Francisco Centre, Santa Anita, Solano, South County, South Shore, Southcenter, Southlake, Southpark, Vancouver, West County, West Covina and West Park.

In addition, undrawn facilities are secured by the following properties with an aggregate value of $1,038.6 million: Capital Mall, North County, Midway, Promenade, Southgate, Trumbull and Westland.

The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	**2004 $ Million**	2003 $ Million
9 INTEREST-BEARING LIABILITIES: CONVERTIBLE REDEEMABLE PREFERENCE SHARES – NON-CURRENT				
Convertible redeemable preference shares	**163.2**	233.5	**–**	–
Other redeemable preference shares/units	**139.6**	205.4	**–**	–
	302.8	438.9	**–**	–

9 INTEREST-BEARING LIABILITIES: CONVERTIBLE REDEEMABLE PREFERENCE SHARES – NON-CURRENT CONTINUED

Convertible Redeemable Preference Shares ("CPS")

The CPS that were issued in August and December 1998 were issued at a price of US$180.00 each and are not quoted on any stock exchange.

The holders of the Series D CPS and Series G CPS are entitled to receive an annual dividend equal to the greater of (i) 9.3% of the liquidation value of the preferred shares, increasing at 1.5% per annum in 2002 and at 3% per annum thereafter; and (ii) the US$ equivalent of the distribution on the number of stapled securities into which the preference shares are then exchangeable.

Each Series G CPS is convertible into 10 shares of Series A common stock ("Series A common shares") in WEA (subject to adjustment for dilution etc). The Series G CPS are entitled to one-tenth of a vote per Series G CPS on all matters submitted to a vote of the holders of the common shares and Series A common shares in WEA. The Series A common shares will pay a dividend equal to the US$ equivalent of the distribution on the number of stapled securities into which such Series A common shares are then exchangeable. The holders of the Series A common shares will be entitled to 1.10 votes per share on all matters submitted to a vote of the holders of WEA common shares.

While not a term of the Series G CPS, the original holder of the Series G CPS can, subject to certain conditions, require WEA to redeem a number of the Series G CPS or Series A common shares, or a combination thereof, on the last business date of May 2005 and each year thereafter in an amount up to US$25 million at any one time. No Series G CPS were redeemed by WEA pursuant to this arrangement in the financial year.

After the purchase by WEA (as described below) of 266,130 Series G CPS and the cancellation of the same number of Series G Special Options in WAT, the maximum aggregate amount which may be redeemed pursuant to the exercise of these rights is US$77,096,700.

Security Capital Preferred Growth Incorporated ("SCPG") held 694,445 shares of Series G CPS and 694,445 Series G Special Options. Each Special Option allows SCPG to exchange 1 Series G CPS for 34.6632 stapled securities. SCPG notified WAT that SCPG intended to realise US$100 million by exercising a portion of the Series G Special Options and sell the stapled securities in the market. In lieu thereof, on 13 August 2004 WEA repurchased 266,130 of Series G CPS for US$100 million as a consequence of which 266,130 Special Options were cancelled for no consideration (as they are not exercisable once SCPG no longer owned the Series G CPS).

Each Series D CPS is convertible into 10 common shares in WEA, which will not form a separate series of shares.

The original holder of the Series D CPS and/or the common shares into which the Series D CPS have been converted can require WEA, subject to certain conditions, to redeem a number of the Series D CPS or common shares into which such preferred shares convert, or a combination thereof, on the last business date of May 2005 and each year thereafter in an amount up to US$10 million at any one time. The maximum aggregate amount which may be redeemed pursuant to those rights is US$50,000,040. No redemption occured during the financial year.

The Series D and Series G CPS are redeemable by WEA at any time after 12 August 2008 at 100% of the liquidation preference. If WEA is wound up, a Series D or Series G CPS will carry with it a liquidation preference of US$180.00.

Other Redeemable Preference Shares/Units

The other redeemable preference shares/units comprise: (i) Partnership interest in the Urban Shopping Centres, L.P. (the "Urban OP"); (ii) 10% of the Series G Partnership Preferred Units ("Series G units") issued to the Jacobs Group; (iii) Series H Partnership Preferred Units ("Series H units"); and (iv) a Preferred Partnership interest in Head Acquisition L.P. ("Head LP").

In connection with the acquisition of RNA, WEA, Rouse and Simon acquired a 94.44% general partnership interest of the Urban OP. WEA's share of the general partnership interest is 52.7%. The 5.56% limited partnership interest in the Urban OP is held by certain third party investors (the "Limited Partners"). The Limited Partners have 1,946,080 units and the right to sell their units in the Urban OP to the Urban OP at any time during the first calendar month of each calendar quarter beginning 8 November 2005 or on or prior to the first anniversary of the date of the death of such Limited Partner for cash.

The Limited Partners have the right to receive quarterly distributions from available cash of the Urban OP in accordance with a tiered distribution schedule. If the partners do not receive a certain level of distributions, interest accrues at a rate of 8% per annum on the unpaid distributions.

The Jacobs Group holds 13,391,343 Series G units in the Operating Partnership. The holder has the right that requires WEA to purchase up to 10% of the shares redeemed for cash.

The former partners in the San Francisco Centre hold 360,000 Series H units in the Operating Partnership. The Series H Units are entitled to receive quarterly distributions equal to US$1.4944 per Series H unit.

9 INTEREST-BEARING LIABILITIES: CONVERTIBLE REDEEMABLE PREFERENCE SHARES – NON-CURRENT CONTINUED

Other Redeemable Preference Shares/Units continued

For each year beginning 2005, at any time after 15 February and prior to 15 May, the holders of the Series H units may elect to have the Operating Partnership make a cash distribution on all Series H units of US$73.1178 per Series H unit on 30 June of such year. For each year beginning 2006, at any time after 15 May and prior to 15 August, the Partnership may elect to make a cash distribution on all Series H units of US$75.361 per Series H units on 30 September of such year. Each such distribution is a "Special Distribution". On the date the Special Distribution is due and payable, each Series H unit automatically converts into one Series H-1 Partnership Preferred Unit (a "Series H-1 unit").

Each Series H-1 unit will be entitled to receive quarterly distributions equal to US$0.125 for the first four calendar quarters after the Series H-1 units are issued (the "Base Year") and for each calendar quarter thereafter, US$0.125 multiplied by a Growth Factor. The Growth Factor is an amount equal to one plus or minus, 25% of the percentage increase or decrease in the distributions payable with respect to a partnership common unit of the Operating Partnership for such calendar quarter relative to 25% of the aggregate distributions payable with respect to a partnership common unit for the Base Year.

On 16 September 2003, WEA sold its entire interest in WEA HRE-Abbey, Inc. In connection with the transaction, the acquirer has a preferred limited partner interest in Head LP. The holder of this interest receives a rate of return per annum equal to 3-month LIBOR plus 0.90%.

On 4 October 2004, the Urban OP redeemed its Series D units for cash at their stated value. WEA's share of this redemption was US$45.5 million.

	CONSOLIDATED		PARENT ENTITY	
	2004 Units	2003 Units	**2004 Units**	2003 Units
10 CONTRIBUTED EQUITY				
Number of ordinary units on issue				
Balance at the beginning of the year	**3,670,205,709**	3,379,845,075	**3,670,205,709**	3,379,845,075
DRP units – net of costs				
– allotment date – 28 February 2003		130,706,390		130,706,390
– allotment date – 29 August 2003		80,215,706		80,215,706
– allotment date – 27 February 2004	**105,344,437**	–	**105,344,437**	–
Conversion of PPUs – net of costs				
– allotment date – 30 June 2003		79,438,538		79,438,538
Stapling Transaction (Note 31)				
– consolidation of units pursuant to the terms of the Merger	**(3,209,209,866)**	–	**(3,209,209,866)**	–
– issue of restructured WAT units[i]	**1,199,805,360**	–	**1,199,805,360**	–
– issue of units pursuant to the exercise of stapling options – 23 December 2004	**38,114**	–	**38,114**	–
Balance at the end of year for the Parent Entity and the Economic Entity	**1,766,183,754**	3,670,205,709	**1,766,183,754**	3,670,205,709
Number of partly paid units on issue ($0.20 each)				
Balance at the beginning of the year		3,100,000		3,100,000
Conversion into ordinary units	**–**	(3,100,000)	**–**	(3,100,000)
Balance at the end of year for the Parent Entity and the Economic Entity	**–**	–	**–**	–

[i] The Merger was implemented on 16 July 2004, being the date on which securities were issued to Members of each other entity and "stapled" such that the Westfield Group stapled securities trade as one security on the ASX under the code WDC. Each stapled security comprises of one share in Westfield Holdings, one unit in WT and one unit in WAT. Accordingly, the number of units on issue in WAT equals the number of stapled securities in the Westfield Group plus 83,084,363 units held by subsidiaries of Westfield Holdings.

Stapled securities have the right to receive distributions from WAT, distributions from WT and dividends from Westfield Holdings as declared and, in the event of winding up of WAT, WT and Westfield Holdings, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares or units in accordance with the Corporations Act either in person or by proxy, at a meeting of either WAT, WT and Westfield Holdings (as the case may be).

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
10 CONTRIBUTED EQUITY CONTINUED				
Movement in contributed equity				
Balance at beginning of the year	5,425.3	4,864.6	4,958.4	4,871.4
DRP units – net of costs				
– allotment date – 28 February 2003	–	258.0	–	258.0
– allotment date – 29 August 2003	–	154.0	–	154.0
– allotment date – 27 February 2004	187.5	–	187.5	–
Conversion of PPUs – net of costs				
– allotment date – 30 June 2003	–	148.7	–	154.8
Special capital distribution	(34.0)	–	(34.0)	–
Stapling Transaction:				
– issue of restructured WAT units	630.2	–	630.2	–
– stapling distribution	(488.1)	–	(488.1)	–
Purchase of 266,130 Series G CPS (refer Note 9)	(74.0)	–	–	–
Transfer to Retained Profits and Statement of Distribution Paid and Proposed	–	–	–	(479.8)
Cancellation of 266,130 Security Capital Series G Special Options	0.3	–	0.3	–
Issue of units pursuant to the exercise of stapling options – 23 December 2004	0.2	–	0.2	–
Total Issued Capital	5,647.4	5,425.3	5,254.5	4,958.4

Ordinary units

On 27 February 2004, 105,344,437 ordinary units were issued for $187.5 million at a price of $1.78 per unit fully paid pursuant to WAT's Distribution Reinvestment Plan ("DRP"). DRP units issued during the period ranked for distribution from 1 March 2004.

On 23 December 2004, WAT issued 38,114 ordinary units as a consequence of the exercise of options pursuant to Westfield Holdings Executive Option Plan (refer Note 10 'Stapling Options' for further details). The units were issued for $0.2 million pursuant to the terms of the stapling option. The units issued rank for distribution from 1 July 2004.

Since the end of the financial year:

- 10,267,941 stapled securities have been issued by the Westfield Group for a cash consideration of $137.1 million as a consequence of the exercise of options. WAT's share is $39.3 million.
- 15,544,151 stapled securities have been issued by the Westfield Group for a cash consideration of $258.8 million pursuant to the Distribution Reinvestment Plan. WAT's share is $105.9 million.

	2004 Options	2003 Options
Options on issue		
Series F	52,500	52,500
Series G	428,315	694,445
Series G1	277,778	277,778
Series H	14,070,072	14,070,072
Series I	13,260,859	13,260,859
Stapling options – Westfield Holdings	6,533,600	–
Stapling options – WT	850,000	–
	35,473,124	28,355,654

10 CONTRIBUTED EQUITY continued

	2004 Options	2003 Options
Movement in options over WAT units		
Balance at the beginning of the year	28,355,654	28,355,654
Movement in Series G Special Options		
Options exercised during the year		
– cancelled for $nil consideration	(266,130)	-
Options contributed by WAT pursuant to the Merger		
Executive options	1,479,900	-
Possfund options	7,950,000	-
WT 2009 options	850,000	-
Movement in Executive options		
Options exercised during the year		
– extinguished by issuance of new shares for $nil consideration equal to the difference between market value and the exercise price	(102,500)	-
Options lapsed during the year	(143,800)	-
Movement in Possfund options		
Options exercised during the year		
– cancelled for $nil consideration	(2,650,000)	-
Balance at the end of the year	35,473,124	28,355,654

Series F – Special Options

The Series F Special Options are exercisable during the period commencing on 1 June 2007 and ending on 1 June 2020. Each Series F Special Option entitles the holder the right to be issued for 157.35 fully paid stapled securities in exchange for either US$1,000 ($1,284.19) or 1 Series F Cumulative Preferred Stock ('Series F Preferred Share') in WEA. As at 31 December 2004, there were 52,500 Series F Special Options on issue which are exchangeable for 8,260,875 stapled securities.

Series G – Special Options

The Series G Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G Special Option entitles the holder to deliver a Series G CPS (or the number of Series A common shares into which a Series G CPS has been converted). On exercise the holder of a Series G Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series G CPS, the holder delivers the number of WEA Series A common shares into which a Series G CPS has been converted. On 13 August 2004, 266,130 Series G Special Options were cancelled (refer Note 9). As at 31 December 2004, there were 428,315 Series G Special Options on issue which are exchangeable for 14,846,769 stapled securities.

Series G1 – Special Options

The Series G1 Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G1 Special Option entitles the holder to deliver a Series D CPS (or the number of common shares into which a Series D CPS has been converted). On exercise the holder of a Series G1 Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series D CPS, the holder delivers the number of WEA common shares into which a Series D CPS has been converted. As at 31 December 2004, there were 277,778, Series G Special Options on issue which are exchangeable for 9,628,687 stapled securities.

Series H – Special Options

The Series H Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. The Series H Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series H Special Option will receive 3.049 stapled securities . As at 31 December 2004, there were 14,070,072 Series H Special Options on issue which are exchangeable for 42,900,564 stapled securities .

Series I – Special Options

The Series I Special Options are exercisable any time after May 2004 and expire on the date being 10 days prior to the date of termination of WAT. The Series I Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series I Special Option will receive 3.1616 stapled securities. As at 31 December 2004, there were 13,260,859 Series I Special Options on issue which are exchangeable for 41,925,466 stapled securities .

The voting entitlements of the Special Options are determined in accordance with Section 253F of the Corporations Act 2001.

10 CONTRIBUTED EQUITY CONTINUED

Stapling Options

At the time of the Merger, each of WAT, Westfield Holdings and WT had options on issue. Under the terms of the Merger Implementation Deed each of WAT, Westfield Holdings and WT agreed that, on exercise of an option in any of the other entities, it would issue securities to enable the other entity to satisfy the exercise of the option by the delivery of a stapled security. Accordingly, WAT issued 850,000 options to WT and 9,429,000 options to Westfield Holdings to enable each of WT and Westfield Holdings to satisfy the delivery of a stapled security on exercise of options currently on issue in each of those entities.

(i) WT Options

On 16 July 2004, WAT issued options to WT in relation to options issued by WT to Deutsche Bank AG Sydney Branch ("2009 Options"). The 2009 Options are exercisable at any time between 1 January 2004 and 5 January 2009.

The strike price of a 2009 Option is $13.3928 and the exercise property is stapled securities. The number of stapled securities to be issued on exercise of a 2009 Option will be calculated by dividing $1,000 being the exercise price of the option by the strike price (as may be amended from time to time). The 2009 Option terms exclude capital distributions of project profits triggering an adjustment to the strike price. Under the terms of the 2009 Options, the Responsible Entity of WT may elect to satisfy the exercise of an option by making payment to the holder of the option of an amount in Australian dollars instead of delivering stapled securities. The cash amount is calculated by reference to the volume weighted average sale price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a 2009 Option would have been entitled.

The Parent Entity and Westfield Holdings have each granted 850,000 options to the Responsible Entity of WT to enable WT to satisfy its obligations to deliver Westfield Group stapled securities to the holder of the 2009 Option on exercise of that 2009 Option. The exercise price payable by WT to the Parent Entity is $287.00 (28.7% of the exercise price of the 2009 Option).

(ii) WHL Options

The options issued to Westfield Holdings were in relation to options Westfield Holdings had issued to its executives (ie. 1,479,900 as at 16 July 2004) and to Possfund Custodian Trustee Limited (ie. 7,950,000 as at 16 July 2004).

Executive options

(a) Executive options balance at the beginning and end of the year

Issue date	Expiry date	Exercise price	Note	Number exercisable at 31 Dec 04	Number on issue at 31 Dec 04	Number on issue at 16 Jul 04	Number on issue at 31 Dec 03
23 Dec 1999	23 Dec 2004	$2.893		–	–	102,500	–
10 Apr 2000	10 Apr 2005	$2.675	(a)	25,000	50,000	50,000	–
22 Sep 2000	22 Sep 2005	$3.602	(a)	55,000	110,000	110,000	–
22 Dec 2000	22 Dec 2005	$4.078	(a)	10,000	20,000	20,000	–
30 Apr 2001	30 Apr 2006	$3.740	(a)	12,500	50,000	50,000	–
6 Aug 2001	6 Aug 2006	$4.319	(a)	101,250	405,000	405,000	–
12 Nov 2001	12 Nov 2006	$4.982	(a)	25,000	100,000	100,000	–
20 Mar 2002	20 Mar 2007	$4.919	(a)	–	75,000	75,000	–
15 Apr 2002	15 Apr 2007	$4.890		–	–	25,000	–
26 Jun 2002	26 Jun 2007	$4.411		–	–	100,000	–
25 Oct 2002	25 Oct 2007	$3.705	(a)	–	71,500	71,500	–
20 Dec 2002	20 Dec 2007	$3.961	(a)	–	35,000	35,000	–
19 Aug 2003	19 Aug 2008	$4.477	(a)	–	30,000	30,000	–
1 Sep 2003	1 Sep 2008	$4.466	(a)	–	233,800	252,600	–
1 Sep 2003	1 Sep 2008	$3.949	(b)	–	3,300	3,300	–
13 Nov 2003	13 Nov 2008	$4.250	(a)	–	50,000	50,000	–
				228,750	1,233,600	1,479,900	–

(a) Under the terms of the Westfield Holdings Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

(b) Under the terms of the Westfield Holdings Executive Performance Share Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of the grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

10 CONTRIBUTED EQUITY CONTINUED

Stapling Options continued

(ii) WHL Options continued

The rules of the Executive Option and Share Plans permit Westfield Holdings to satisfy the exercise of an Executive Option in one of the following ways:

(i) issuing or transferring a Westfield Group stapled security to the Executive Option holder;

(ii) paying the Executive Option holder an amount equal to the difference between the market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Executive Option ("Profit Element"); or

(iii) issuing or transferring Westfield Group stapled securities to the Executive Option holder equal to the value of the Profit Element.

These options have no entitlement to dividends/distributions of the Westfield Group.

The stapled security price at 31 December 2004 was $16.43. The market value in excess of the exercise price of the executive options currently on issue at 31 December 2004 is $2.1 million, representing $1.72 per option.

Accordingly, the Parent Entity and the Responsible Entity of WT have each granted 1,479,900 options to Westfield Holdings to enable Westfield Holdings to satisfy its obligations to deliver the stapled securities to the holders of the Executive Options on exercise of that Executive Option. The exercise price payable by Westfield Holdings to the Parent Entity is as shown in the above table (being 28.7% of the exercise price of this Westfield Holdings option).

As noted previously, 38,114 Executive Options were exercised on 23 December 2004 resulting in WT and WAT issuing a corresponding amount of units to enable the delivery of a stapled security.

(b) Options exercised during the year and extinguished by the issue of new shares for $nil consideration equal to the difference between market value and the exercise price

Issue date	Expiry date	Exercise date	Exercise price $	Number of options exercised	Number of shares issued	Fair value of shares at exercise date $ Million
23 Dec 1999	23 Dec 2004	23 Dec 2004	2.89	102,500	38,114	0.2
				102,500	38,114	0.2

(c) Executive options lapsed during the year

Issue date	Expiry date	Exercise price $	Number 31 Dec 04	Number 31 Dec 03
26 Jun 2002	26 Jun 2007	4.41	100,000	-
15 Apr 2002	15 Apr 2007	4.89	25,000	-
1 Sep 2003	1 Sep 2008	4.47	18,800	-
			143,800	-

Possfund Options

On 1 April 2004, Westfield Holdings issued 7,950,000 options to Possfund Custodian Trustees Limited at an exercise price of $12.84 per option ("Possfund Options").

The Possfund Options had an exercise period commencing 1 April 2004 and expiring 22 May 2005.

These options have no entitlement to dividends.

The terms of the Possfund Options, allowed Westfield Holdings, at its election on exercise of an option, to either:

(i) issue or transfer one stapled security in respect of each option exercised subject to payment of the exercise price;

(ii) issue or transfer the number of stapled securities whose value represents the difference between the market value of the shares that would otherwise have been issued on exercise of the option as at the date of their exercise and their exercise price (that difference being the "Profit Component"); or

(iii) pay to Possfund an amount equal to the Profit Component.

The Parent Entity and the Responsible Entity of WT have each granted 7,950,000 options to Westfield Holdings to enable Westfield Holdings to deliver stapled securities on the exercise of a Possfund Option. The exercise price payable by Westfield Holdings to the Parent Entity is $3.69 (28.7% of the exercise price of a Possfund Option).

On 4 October 2004 Possfund exercised 2,650,000 options. Under the terms of the option agreement, the exercise of the options was extinguished by the payment of $6,726,495 to Possfund, being the difference between the volume weighted average trading price for the 20 days preceding 4 October 2004 and the exercise price of the options.

10 CONTRIBUTED EQUITY CONTINUED

Other

Additionally, WAI was issued 28.4 million options by WI and 28.4 million options by Westfield Holdings to enable WAI to satisfy the delivery of a stapled security on exercise of the special options issued by WAT that are currently on issue.

The voting entitlements of the Special Options are determined in accordance with Section 253F of the Corporations Act 2001.

Details of movements in options since 31 December 2004 and the date of this report

	Number of Options
Options on issue at 31 December 2004	35,473,124
WT 2009 Options	
- extinguished by issuance of new shares	(138,100)
Possfund Options	
- extinguished by the payment of cash equal to the difference between the market value and the exercise price	(5,300,000)
Balance of options on issue at the date of this report	30,035,024

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
11 RESERVES				
Asset Revaluation Reserve	2,694.8	796.9	1,626.1	-
Option Premium Reserve	9.4	9.7	9.4	9.7
Foreign Currency Translation Reserve	(1,142.3)	(1,400.9)	-	-
	1,561.9	(594.3)	1,635.5	9.7
(a) Asset revaluation reserve				
The nature and purpose of the asset revaluation reserve is used to record revaluation increments and decrements in the value of non-current investments.				
Movement in asset revaluation reserve				
Balance at beginning of the year	796.9	522.9	-	715.9
Increment on revaluation of property investments	1,908.0	309.4	-	-
Revaluation to fair value of attributable net assets upon the acquisition by WAT of shares in controlled entities	(8.7)	(33.9)	-	-
Revaluation of investment in WEA	-	-	2,095.2	(1,185.0)
Amount (credited)/charged to the Statement of Financial Performance	-	-	(469.1)	469.1
Transfer to retained profits to reflect the appropriate ownership proportions upon the acquisition by WAT of additional interests in subsidiary from outside equity interests (refer Note 12)	(1.4)	(1.5)	-	-
Balance at end of the year	2,694.8	796.9	1,626.1	-
(b) Option premium reserve				
The nature and purpose of the option premium reserve is used to record proceeds received upon the issue of options.				
Movement in option premium reserve				
Balance at beginning of the year	9.7	9.7	9.7	9.7
Cancellation of 266,130 Security Capital Series G Special Options - net of costs (refer Note 9 and 10)	(0.3)	-	(0.3)	-
Balance at end of the year	9.4	9.7	9.4	9.7

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
11 RESERVES CONTINUED				
(c) Foreign currency translation reserve				
The nature and purpose of the foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.				
Movement in foreign currency translation reserve				
Balance at beginning of the year	**(1,400.9)**	87.4	–	–
Exchange differences arising on translation of the Financial Statements of overseas operations	**(236.8)**	(1,488.3)	–	–
Foreign exchange movement on cross currency contracts	**495.4**	–	–	–
Balance at end of the year	**(1,142.3)**	(1,400.9)	–	–
12 RETAINED PROFITS				
Retained profits at beginning of the year	**137.1**	112.4	–	–
Net profit attributable to Members of WAT	**697.8**	596.8	**1,155.6**	93.8
Distributions paid or payable	**(291.8)**	(573.6)	**(291.8)**	(573.6)
Transfer from issued capital	–	–	–	479.8
Transfer from asset revaluation reserve to reflect the appropriate ownership proportions upon the acquisition by WAT of additional interests in controlled entity from outside equity interests (refer Note 11(a))	**1.4**	1.5	–	–
Retained profits at end of the year	**544.5**	137.1	**863.8**	–

In accordance with the provisions of WAT's Constitution, the Responsible Entity has determined that the $469.1 million relating to the unrealised revaluation increment on investments is not included in Distributable Income for the financial year ended 31 December 2004.

The proposed distribution payable for the six months ended 31 December 2004 is $473.7 million.

		CONSOLIDATED	
		$ Million	$ Million
13 OUTSIDE EQUITY INTERESTS			
Analysis of Outside Equity Interests			
Interests in WEA			
Share capital[i]			
27,335,745	Common shares (Dec 2003: 27,335,720)	**578.5**	578.5
13,709,337	Partnership units (Dec 2003: 13,709,337)[ii]	**394.9**	394.9
nil	Series F partnership preferred units (Dec 2003: 52,483)[iii]	–	91.6
55,000	Series F preferred shares (Dec 2003: nil)[iii]	**94.8**	–
Asset revaluation reserve		**852.9**	372.9
Foreign currency translation reserve		**(311.0)**	(250.9)
Retained profits		**36.0**	41.2
		1,646.1	1,228.2
Interest in joint venture properties		**73.2**	235.9
		1,719.3	1,464.1

Common shares have the right to receive dividends as declared and, in the event of winding up the company subject to liabilities of the company and prior entitlements of preference shares, to participate in the proceeds from the sale of all surplus assets, in proportion to the number of shares held.

13 OUTSIDE EQUITY INTERESTS CONTINUED

Common shares entitle their holder to one vote, either in person or by proxy, at a meeting of WEA.

(i) Excluded from outside equity interests are the convertible redeemable preference shares. Refer Note 9.

(ii) Under certain circumstances, certain investors in the Operating Partnership may exchange their 13,709,337 Partnership Units (1,657,129 Investor Unit Rights and 12,052,208 Partnership Preferred Units) for cash or, at the discretion of WEA, an equivalent number of common shares in WEA. Such holder of common shares in WEA may exchange its common shares in WEA for cash or, at the Responsible Entity's discretion, stapled securities. If such holder of the common shares in WEA does not exercise its exchange right within one year following the issuance of such shares, then WAT may purchase the WEA common shares for cash, or at the Responsible Entity's discretion, stapled securities.

The Jacobs Group holds 13,391,343 Series G units in the Operating Partnership of which 90% (12,052,208 units) is considered equity and 10% (1,339,135 units) is considered debt (refer Note 9). At any time after the earlier of (i) three years after the date of issuance of the Series G Units and (ii) both 1 July 2003 and the death of the direct holder of such Series G units, the holder may require the Operating Partnership to redeem the Series G units for cash or, at the discretion of WEA, an equivalent number of common shares in WEA (subject to adjustment for dilution). Such holder of the common shares in WEA may exchange their common shares in WEA for cash or, at the Responsible Entity's discretion, stapled securities. If the holder does not exercise the exchange right within one year following the issuance of the common shares in WEA, WAT may purchase the common shares for cash, or at the Responsible Entity's discretion, stapled securities.

The Series G units are entitled to a quarterly dividend, for the first ten years after the date of issuance, equal to the greater of: (i) for 2002, US$0.4625 and beginning 1 January 2003, US$0.475 and (ii) the dividend payable on a common share in WEA. Beginning the date that is ten years after the date of issuance, the Series G units are entitled to the dividend payable on a common share in WEA.

(iii) The Series F Partnership Preferred Units were issued on terms similar to WEA's common shares. The holders of the 52,483 Series F Partnership Preferred Units were entitled to an annual dividend per unit equivalent to the greater of US$85.00 ($113.39) or the annual dividend paid in respect of 51.49 common shares. The holder of each Partnership Preferred Unit was entitled to be paid US$1,000 ($1,334.04) upon liquidation.

The holder of the Series F Partnership Preferred Units had the right to require WEA to redeem the Series F Partnership Preferred Units for cash. In this situation, however, WEA had the right to acquire the Series F Partnership Preferred Units by issuing an equivalent number of shares of Series F Cumulative Preferred Stock ("Series F Preferred Shares") instead of paying cash.

Under an agreement with WEA, at any time prior to 1 June 2010, Westfield Capital Corporation Finance Pty Limited ("WCCF"), the sole stockholder of Westland Realty, Inc. ("WRI") and an affiliated subsidiary of Westfield Holdings, has the right to sell WRI to WEA and to require WEA to purchase all of such interests, in exchange for Series F Preferred Shares with an aggregate value equal to 98% of the total fair market value of WRI. WCCF exercised its put right on 9 April 2004. Consequently, WEA acquired all of WRI's Series F Partnership Preferred Units and issued 55,000 Series F Preferred Shares to WCCF pursuant to the terms of this agreement.

The Series F Preferred Shares do not carry any right to convert into common shares of WEA. The holders of Series F Preferred Shares are entitled to an annual dividend per share equivalent to the greater of US$85.00 ($113.39) or the annual dividend paid in respect of 51.49 common shares. The holder of each Series F Preferred Share is entitled to be paid US$1,000 ($1,334.04) upon liquidation. The Series F Preferred Share may be redeemed at the option of WEA at any time after 20 June 2020, upon payment of US$1,000 ($1,334.04) per Series F Preferred Share together with any accrued dividend.

	CONSOLIDATED	
	2004 $ Million	2003 $ Million
Movements in Outside Equity Interests		
Balance at beginning of the year	**1,464.1**	1,776.3
Issue of share capital	**3.2**	4.6
Increment on revaluation of property investments	**499.2**	80.7
Reallocation of attributable net assets upon the acquisition by WAT of shares in controlled entity	**8.7**	33.9
Exchange differences arising on translation of the financial statements of overseas operations	**(45.2)**	(436.2)
Deconsolidation of previously consolidated entity now equity accounted	**(185.2)**	–
Profit after withholding tax attributable to outside equity interests	**138.5**	159.7
Dividends paid and payable to outside equity interests	**(164.0)**	(154.9)
Balance at end of the year	**1,719.3**	1,464.1

	CONSOLIDATED		PARENT ENTITY	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
14 EQUITY				
Total equity at beginning of the year	**6,432.2**	7,373.3	**4,968.1**	5,597.0
Total changes in equity recognised in the Statement of Financial Performance	**2,855.7**	(623.1)	**2,781.7**	(622.9)
Transactions with owners as owners				
Contribution of equity – net of costs (refer Note 10)	**113.7**	560.7	**187.7**	566.8
Cost of raising equity	**–**	7.1	**–**	0.8
Distribution paid/payable	**(291.8)**	(573.6)	**(291.8)**	(573.6)
Special capital distribution	**(34.0)**	–	**(34.0)**	–
Stapling transaction				
– issue of restructured WAT unit	**630.2**	–	**630.2**	–
– stapling distribution paid	**(488.1)**	–	**(488.1)**	–
Total changes in outside equity interests (refer Note 13)	**255.2**	(312.2)	**–**	–
Total equity at end of the year	**9,473.1**	6,432.2	**7,753.8**	4,968.1

15 DETAILS OF EQUITY ACCOUNTED ENTITIES

Name*	Type of equity	Ownership interest %	CONSOLIDATED 2004 $ Million	CONSOLIDATED 2003 $ Million
(a) Equity accounted property partnerships, trusts and companies:				
Fashion Square	partnership units	50.0	**131.5**	93.3
Garden State Plaza***	partnership units	50.0	**360.1**	–
Montgomery	partnership units	50.0	**183.5**	124.5
North Bridge	partnership units	33.3	**76.1**	52.7
Plaza Camino Real	partnership units	40.0	**84.5**	63.8
San Francisco Emporium	partnership units	50.0	**88.9**	50.4
UTC	partnership units	50.0	**157.6**	90.0
Valencia Town Center	partnership units	25.0	**–**	–
Valley Fair	partnership units	50.0	**334.6**	251.9
Other Retail and Property Investments**	units/shares	43.3	**41.3**	45.5
Net assets of equity accounted entities			**1,458.1**	772.1

* All equity accounted property partnerships, trusts and companies operate as retail property investors in the United States of America.

** These assets were purchased as part of the RNA transaction. Refer Note 1(g)(iv).

*** Refer to Note 19(i) with respect to the disposal of 25% interest in Garden State Plaza. As a result, Garden State Plaza is no longer consolidated but equity accounted.

	CONSOLIDATED	
	2004 $ Million	2003 $ Million
15 DETAILS OF EQUITY ACCOUNTED ENTITIES CONTINUED		
(b) Details of the Group's share of equity accounted entities' net profit:		
Shopping centre rental and other property income	170.8	141.5
Revenue from asset sales	-	13.2
Interest income	-	0.2
Total income	170.8	154.9
Shopping centre and other property outgoings	45.1	33.1
Interest and other borrowing costs	43.6	32.9
Cost from asset sales	-	5.4
Total expenses	88.7	71.4
Net profit from trading activities	82.1	75.7
Net profit from asset sales	-	7.8
Profit of equity accounted entities before tax	82.1	83.5
Taxation	-	-
Net profit of equity accounted entities	82.1	83.5
(c) Details of the Group's share of equity accounted entities' assets and liabilities:		
Cash assets	21.8	18.0
Receivables	4.8	5.2
Property investments	2,093.6	1,145.8
Other retail and property investments	41.3	45.5
Construction in progress	95.8	57.5
Other assets	21.0	11.3
Total assets	2,278.3	1,283.3
Payables	6.7	9.3
Borrowings	804.0	495.6
Other liabilities	9.5	6.3
Total liabilities	820.2	511.2
Net assets of equity accounted entities	1,458.1	772.1
(d) Details of the Group's carrying value of investments in equity accounted entities:		
Balance at beginning of the year	772.1	840.8
Net assets of joint ventures no longer equity accounted	-	(15.3)
Net assets of previously consolidated entity now equity accounted	189.4	-
Share of foreign currency translation reserve	(68.1)	(208.1)
Additions	54.8	98.9
Disposals	-	(110.1)
Share of net profit	82.1	83.5
Distributions paid	(63.9)	(67.5)
Share of revaluation increment	491.7	149.9
Carrying value of investments in equity accounted entities	1,458.1	772.1

	CONSOLIDATED	
	2004 $ Million	2003 $ Million
15 DETAILS OF EQUITY ACCOUNTED ENTITIES CONTINUED		
(e) Details of the Group's share of equity accounted entities' reserves:		
Retained profits		
Balance at beginning of the year	16.0	-
Share of net profit	82.1	83.5
Distributions paid	(63.9)	(67.5)
Balance at end of the year	34.2	16.0
Asset revaluation reserve		
Balance at beginning of the year	253.5	103.6
Increment on revaluation of property investments	491.7	149.9
Balance at end of the year	745.2	253.5
Foreign currency translation reserve		
Balance at beginning of the year	(171.1)	37.0
Exchange differences arising on translation of the Financial Statements of overseas equity accounted entities	(68.1)	(208.1)
Balance at end of the year	(239.2)	(171.1)

(f) Contingent liabilites

The Group's share of contingent liabilities in equity accounted entities, estimated at $1.6 million (December 2003: $2.6 million), in the normal course of business including obligations in respect of the performance of works pursuant to lease, construction, development and financing commitments.

The entities where the Group holds an equity accounted investment are involved in several lawsuits in the normal course of its business. However, management believes that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Economic Entity.

(g) Lease commitments

Operating lease receivable

Substantially all of the properties which are equity accounted by the Group is leased to third-party retailers under operating leases as at 31 December 2004. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.

The Group's share of future minimum rental revenues receivable under non-cancellable operating leases in equity accounted entities as at 31 December 2004 are as follows:

	$ Million	$ Million
Due within one year	112.7	77.7
Due between one year and five years	375.0	268.7
Due after five years	286.0	191.9
	773.7	538.3

These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.

	$ Million	$ Million
Operating leases		
Minimum lease payments		
Due within one year	0.1	0.1
Due between one year and five years	0.3	0.3
Due after five years	0.6	0.7
	1.0	1.1

The above lease expenditure commitments are in respect of future minimum annual ground lease payments relating to several of the Group's centres.

	CONSOLIDATED 2004 $ Million	2003 $ Million
15 DETAILS OF EQUITY ACCOUNTED ENTITIES CONTINUED		
(h) Capital expenditure commitments		
The Group's share of expenditure in equity accounted entities contracted but not provided for:		
Due within one year	78.7	1.6
Due between one year and five years	78.7	-
	157.4	1.6

The above capital expenditure is committed to redevelop and expand investment properties owned through equity accounted entities.

	$ Million	$ Million
16 SHOPPING CENTRE AND OTHER PROPERTY OUTGOINGS		
Shopping centre and other property outgoings of the Group include the following charges:		
Property maintenance and repairs expenses	69.1	71.6
Amortisation of deferred costs	13.4	9.6
17 BORROWING COSTS		
Gross borrowing costs	395.1	576.4
Borrowing costs capitalised	(18.5)	(10.3)
	376.6	566.1

	$'000	$'000
18 AUDITORS' REMUNERATION		
Amounts received or due and receivable by the auditors of the Parent Entity for:		
- Audit or review of the financial reports	421	554
- Accounting services	153	139
- Acquisitions and other capital transactions	4	41
- Independent Accountant's Report relating to Merger	1,456	-
- Assurance and compliance services	15	8
- Independent Accountant's Report relating to section 144A bond issue	337	-
- Other services	39	-
	2,425	742
Amounts received or due and receivable by affiliates of the auditors of the Parent Entity for:		
- Audit or review of the financial reports	1,273	2,108
- Accounting services	309	597
- Assurance and compliance services	281	313
- Taxation advice and compliance	302	346
- Other services	95	675
	2,260	4,039
	4,685	4,781

	CONSOLIDATED	
	2004 $ Million	2003 $ Million
19 DETAILS OF ASSETS SOLD OR WRITTEN DOWN/ ACQUISITION COSTS WRITTEN OFF		
Revenue from asset sales/termination of interest rate swaps	268.9	448.1
Cost of assets sold or written down/acquisition costs written off	(263.9)	(425.6)
Share of net profits of equity accounted entities from asset sale	–	7.8
Profit from asset sales	5.0	30.3
Represented by:		
Sale of 25% of Garden State Plaza[(i)]	–	–
Termination of interest rate swaps	6.8	–
Sale of World Trade Center	–	3.8
Acquisition costs written off	(1.8)	(11.8)
Sale of equity accounted investment (Kravco)	–	28.8
Sale of sundry properties	–	9.5
Profit from sale of assets	5.0	30.3
Profit from sale of assets attributable to Members	5.4	23.9

(i) On 18 May 2004, 25% of Garden State Plaza was disposed for US$193.8 million (A$262.1 million), comprising a cash consideration of US$64.2 million (A$86.8 million) and the assumption of debt of US$129.6 million (A$175.3 million).

20 DISTRIBUTION PER UNIT

The distribution per unit for the half year ended 30 June 2004 was A 7.80 cents equivalent to US 4.37 cents plus a special capital distribution of A 0.90 cents equivalent to US 0.62 cents. The distribution per unit for the half year ended 31 December 2004 is A 26.82 cents equivalent to US 16.71 cents. The distribution per unit for the year ended 31 December 2003 was A 16.11 cents equivalent to US 9.00 cents.

21 CONTINGENT LIABILITIES

The Redevelopment Agency of the City of West Covina ("Agency") issued US$51.2 million ($65.8 million) (December 2003: US$51.2 million ($68.3 million)) of special tax assessment municipal bonds ("Bonds") to finance land acquisition for expansion of the shopping centre and additional site improvements. Special taxes levied against the property, together with incremental property tax, incremental sales tax, and park and ride revenues will be used to pay the principal and interest on the Bonds and the administrative expense of the Agency. Principal and interest payments will continue to 2022 in graduating amounts ranging from US$3.5 million ($4.5 million) (December 2003: US$3.5 million ($4.6 million)) to US$5.3 million ($6.8 million) (December 2003: US$5.3 million ($7.0 million)). The Group has the contingent obligation to satisfy any shortfall in annual debt service after tenant recoveries.

The Group also has contingent liabilities, estimated at $83.2 million (December 2003: $149.9 million), in the normal course of business including obligations in respect of the performance of works pursuant to lease, construction, development and financing commitments.

The Group is involved in several lawsuits in the normal course of business. However, management believes that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Group.

In addition, the Group is involved in various legal proceedings relating to personal and property liability arising from the destruction of the World Trade Center. However, management believes that the ultimate outcome of such legal proceedings will not materially affect the results of operations or of the financial position of the Group.

WAT has provided cross guarantees to the borrowings of its controlled entities of $1,727.2 million and borrowings of associates of the Responsible Entity of $3,846.4 million.

22 LEASE COMMITMENTS

Operating lease receivable

Substantially all of the property owned by the Group is leased to third-party retailers under operating leases as at 31 December 2004. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.

Future minimum rental revenues receivable under non-cancellable operating leases as at 31 December 2004 and 31 December 2003 are as follows:

	CONSOLIDATED	
	2004 $ Million	**2003 $ Million**
Due within one year	**809.9**	869.3
Due between one year and five years	**2,468.2**	2,658.6
Due after five years	**1,883.0**	2,038.9
	5,161.1	5,566.8

These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.

	$ Million	**$ Million**
Operating leases		
Minimum lease payments		
Due within one year	**8.6**	9.3
Due between one year and five years	**34.3**	36.9
Due after five years	**228.5**	252.2
	271.4	298.4

The above lease expenditure commitments are in respect of future minimum annual ground lease payments relating to several of the Group's centres.

	$ Million	**$ Million**
23 CAPITAL EXPENDITURE COMMITMENTS		
Expenditure of the Group contracted but not provided for:		
Due within one year	**441.1**	297.7
Due between one year and five years	**82.2**	290.2
	523.3	587.9

The above capital expenditure is committed to redevelop and expand investment properties owned by the Group.

24 DERIVATIVE FINANCIAL INSTRUMENTS

(a) (i) Summary of interest rate hedges at 31 December 2004

	Note	31 Dec 04 $ Million	31 Dec 03 $ Million
Interest payable			
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	8	165.7	540.0
Non current interest bearing liabilities	8, 9	6,433.0	6,184.8
Share of equity accounted entities interest bearing liabilities	15(c)	804.0	495.6
Cross currency swaps			
– US$5,060.0 million (31 December 2003: US$nil)	24(b)(i)	6,498.0	-
		13,900.7	7,220.4
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
– US$4,971.4 million (31 December 2003: US$3,864.4 million)	24(a)(ii)	6,384.2	5,155.3
Fixed rate derivatives			
– US$4,943.9 million * (31 December 2003: US$806.6 million)	24(a)(ii)	6,348.9	1,076.0
		12,733.1	6,231.3

* Fixed rate derivatives in US$ substantially comprise interest rate derivatives related to US$ cross currency swaps disclosed above.

In addition to the above fixed rate liabilities, the Economic Entity also had floating rate liabilities of $1,167.6 million outstanding at 31 December 2004 at an average interest rate including margin of 3.14%.

	Note	$ Million	$ Million
Interest receivable			
Principal amounts of all interest bearing assets:			
Cross currency swaps			
– A$	24(b)(i)	6,993.5	–
		6,993.5	–
Principal amounts of fixed interest rate assets:			
Fixed rate derivatives – A$	24(a)(ii)	6,907.7	–

In addition to the above fixed rate assets, the Economic Entity had also floating rate assets of $85.8 million outstanding at 31 December 2004 at an average interest rate including margin of 6.06%.

24 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

(a) (ii) Interest rates

Notional principal or contract amounts of WAT's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	Interest rate derivatives 31 Dec 04 Principal amount Million	Interest rate derivatives 31 Dec 04 Average rate including margin %	Fixed rate borrowings 31 Dec 04 Principal amount Million	Fixed rate borrowings 31 Dec 04 Average rate including margin %	Interest rate derivatives 31 Dec 03 Principal amount Million	Interest rate derivatives 31 Dec 03 Average rate including margin %	Fixed rate borrowings 31 Dec 03 Principal amount Million	Fixed rate borrowings 31 Dec 03 Average rate including margin %
Australian Dollar ("A$") receivable								
31 December 2004	A$6,907.7	6.30	–	–	–	–	–	–
31 December 2005	A$6,757.7	6.30	–	–	–	–	–	–
31 December 2006	A$5,241.4	6.64	–	–	–	–	–	–
31 December 2007	A$5,041.4	6.64	–	–	–	–	–	–
31 December 2008	A$5,041.4	6.64	–	–	–	–	–	–
31 December 2009	A$5,041.4	6.64	–	–	–	–	–	–
31 December 2010	A$3,737.2	6.71	–	–	–	–	–	–
31 December 2011	A$3,237.2	6.71	–	–	–	–	–	–
31 December 2012	A$2,487.2	6.70	–	–	–	–	–	–
31 December 2013	A$1,187.2	6.58	–	–	–	–	–	–
31 December 2014	A$200.0	6.35	–	–	–	–	–	–
US Dollar ("US$") payable								
31 December 2004	US$(4,943.9)	4.15	US$(4,971.4)	6.15	US$(806.6)	8.56	US$(3,864.4)	6.57
31 December 2005	US$(5,248.2)	4.23	US$(4,911.6)	6.15	US$(1,183.0)	7.70	US$(3,575.1)	6.57
31 December 2006	US$(4,908.1)	5.82	US$(4,576.4)	6.14	US$(1,423.9)	7.48	US$(3,236.8)	6.61
31 December 2007	US$(5,006.0)	5.94	US$(4,414.6)	6.13	US$(1,672.6)	7.66	US$(3,071.6)	6.62
31 December 2008	US$(4,666.6)	5.72	US$(4,007.9)	6.14	US$(1,324.0)	6.73	US$(2,661.3)	6.72
31 December 2009	US$(4,765.9)	5.96	US$(3,142.7)	5.97	US$(1,324.0)	7.44	US$(1,972.5)	6.52
31 December 2010	US$(3,865.3)	6.23	US$(2,913.2)	5.96	US$(1,324.0)	7.45	US$(1,845.5)	6.46
31 December 2011	US$(3,104.9)	6.12	US$(2,010.7)	5.36	US$(614.0)	7.57	US$(939.5)	5.71
31 December 2012	US$(2,054.6)	6.11	US$(1,618.9)	5.17	US$(14.0)	7.60	US$(543.1)	5.95
31 December 2013	US$(1,240.2)	6.05	US$(1,118.9)	5.12	–	–	US$(49.8)	6.33
31 December 2014	US$(129.9)	4.96	US$(5.7)	7.00	–	–	–	–

At 31 December 2004, the aggregate fair value compared to the aggregate book value of fixed rate debt amounted to an unrealised deficit of $353.2 million (31 December 2003: unrealised deficit of $496.9 million) and the aggregate fair value compared to the aggregate book value of interest rate derivates amounted to an unrealised deficit of $163.8 million (31 December 2003: unrealised deficit of $195.8 million). This has not been recorded in the Statement of Financial Performance.

24 DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

(b) Exchange rates

(i) Cross currency swaps in respect of WAT's foreign currency assets and liabilities

Cross currency swaps contracted as at the reporting date and outstanding at:	Weighted average exchange rate 31 Dec 04	31 Dec 03	Principal amount (payable)/receivable 31 Dec 04 Million	31 Dec 04 Million	31 Dec 03 Million	31 Dec 03 Million
US$						
Contracts to receive A$ and pay US$						
31 December 2004	0.7235	–	A$6,993.5	US$(5,060.0)	–	–
31 December 2005	0.7235	–	A$6,993.5	US$(5,060.0)	–	–
31 December 2006	0.7235	–	A$6,993.5	US$(5,060.0)	–	–
31 December 2007	0.7233	–	A$6,781.4	US$(4,905.0)	–	–
31 December 2008	0.7233	–	A$6,781.4	US$(4,905.0)	–	–
31 December 2009	0.7251	–	A$5,743.8	US$(4,165.0)	–	–
31 December 2010	0.7224	–	A$4,069.7	US$(2,940.0)	–	–
31 December 2011	0.7231	–	A$3,581.9	US$(2,590.0)	–	–
31 December 2012	0.7240	–	A$2,721.1	US$(1,970.0)	–	–
31 December 2013	0.7270	–	A$1,801.9	US$(1,310.0)	–	–

At 31 December 2004, WAT's US$ denominated net assets excluding the above cross currency swaps amounted to US$6,920.0 million (net of US$5,138.4 million debt).

The unrealised surplus of the aggregate fair value compared to the aggregate book value of cross currency swaps has been recorded in the foreign currency translation reserve, in accordance with Note 1(c).

(ii) Forward exchange contracts to hedge foreign currency income

Forward exchange contracts contracted as at the reporting date:	Weighted average exchange rate 31 Dec 04	31 Dec 03	31 Dec 04 Million	31 Dec 04 Million	31 Dec 03 Million	31 Dec 03 Million
US$						
Contracts to buy A$ and sell US$ and maturing in the following years						
31 December 2005	0.4832	0.5185	A$448.5	US$(216.7)	A$573.2	US$(297.2)
31 December 2006	0.4856	0.5112	A$372.3	US$(180.8)	A$547.3	US$(279.8)
31 December 2007	0.5300	0.5414	A$336.6	US$(178.4)	A$357.2	US$(193.4)
31 December 2008	0.6243	0.6003	A$192.2	US$(120.0)	A$143.3	US$(86.0)
31 December 2009	0.6932	–	A$85.4	US$(59.2)	–	–

Differences arising on settlement of forward exchange contracts which hedge the Group's foreign currency denominated income are recognised when the underlying foreign currency income is recorded in the financial statements. As at 31 December 2004, the aggregate fair value of the above hedging contracts amounted to an unrealised surplus of $388.7 million (31 December 2003: unrealised surplus of $497.1 million).

The net unrealised surplus recognised in the Statement of Financial Position is $465.4 million and has been calculated using the year end rate as opposed to the market rate used in the above calculation in accordance with the requirements of AASB 1012: Foreign Currency Translation.

(c) Credit risks

In accordance with the policies determined by the Board of the Responsible Entity of WAT, credit risk is spread among a number of creditworthy counterparties within specified limits. At 31 December 2004, the Group had 59% of its aggregate credit risk spread over three counterparties each with an S&P long term rating of AA– or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk. The aggregate credit risk in respect of derivative financial instruments is $1,146.5 million (31 December 2003: $582.3 million).

(d) Other financial assets and liabilities

All financial assets and liabilities except those set out in Note 24 are recorded at book value, where book value approximates fair value.

(e) International Financial Reporting Standards ("IFRS")

Refer Note 30 for assessment of hedge effectiveness of fixed rate debt, interest rate derivatives, cross currency swaps and forward exchange contracts under IFRS.

25 RELATED PARTY TRANSACTIONS

The Responsible Entity, a subsidiary of Westfield Holdings, is considered to be a related party of the Economic Entity.

During the six months to 30 June 2004, WAT and Westfield Holdings were separate economic entities and transacted on normal commercial terms as separate entities with respect to the following:

(a) Property management fee
(b) Advisory fee and Responsible Entity management fee
(c) Reimbursement of expenses
(d) Construction contract payments

Following the Merger in July 2004, WAT, WT and Westfield Holdings became stapled economic entities and during the six months to 31 December 2004, transacted on normal commercial terms as stapled entities with respect to the following:

(a) Property management fee
(b) Advisory fees and Responsible Entity management fees
(c) Reimbursement of expenses
(d) Construction contract payments
(e) Loans and financial derivatives

The property management fee for the year ended 31 December 2004 was $48.5 million (31 December 2003: $58.8 million) of which $4.1 million was payable at 31 December 2004 (31 December 2003: $4.5 million).

The advisory fee for the year ended 31 December 2004 was $20.3 million (31 December 2003: $36.9 million) of which no amounts were payable at 31 December 2004 and 31 December 2003.

The Responsible Entity management fee for the year ended 31 December 2004 was $1.3 million of which $1.3 million was payable at 31 December 2004.

Reimbursement of expenses to associates of the Responsible Entity were $83.3 million (31 December 2003: $84.1 million) for the year ended 31 December 2004 of which no amounts were payable at 31 December 2004 and 31 December 2003.

During the financial year, the Economic Entity paid $433.4 million (31 December 2003: $335.6 million) to the Westfield Holdings Group in respect of expansion and redevelopment costs.

Development Agreements

WEA and Westfield Corporation, Inc. entered into Development and Construction Agreements on 29 June 2004 for Westfield Shoppingtown Chesterfield, Westfield Shoppingtown Connecticut Post, Westfield Shoppingtown Century City, Westfield Shoppingtown Meriden and Westfield Shoppingtown Gateway.

Cross currency swaps with WT

WAT and WT entered into cross currency swaps on 3 November 2004. The terms, interest and principals amounts are as follows:

(i) WAT pays to WT, on a quarterly basis, floating rate on a principal of US$80.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$107.4 million. The maturity date of this instrument is 2 November 2007;
(ii) WAT pays to WT, on a semi-annual basis, a commercial fixed rate on a principal of US$600.0 million in exchange for WT paying WAT, on a semi-annual basis, a commerical fixed rate on a principal of A$804.2 million. The maturity date of this instrument is 15 November 2010.
(iii) WAT pays to WT, on a semi-annual basis, a commercial fixed rate on a principal of US$550.0 million in exchange for WT paying WAT, on a semi-annual basis, a commerical fixed rate on a principal of A$737.2 million. The maturity date of this instrument is 15 November 2014.

Interest rate swap with WT

WAT and WT entered into an A$ interest rate swap on 13 December 2004 for the value of $200 million. WAT pays, on a quarterly basis, a commercial floating rate to WT and receives from WT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a delayed start date of July 2006 and continues until February 2015.

Loan to Westfield Holdings

On 5 November 2004, WAT loaned $249.0 million to Westfield Holdings. Interest accrues on this loan on a quarterly basis based on a floating rate.

Loan to Westfield Corporation, Inc.

On 2 November 2004, WEA Finance LLC loaned US$75.0 million ($96.3 million) to Westfield Corporation, Inc. Interest accrues on this loan on a semi-annual basis based on a commercial fixed rate.

26 DIRECTOR DISCLOSURES

(a) Details of Specified Directors

(i) Specified directors

FP Lowy, AC	Chairman–Executive Director
FG Hilmer, AO	Deputy Chairman – Non-Executive Director (appointed 13 July 2004)
DH Lowy, AM	Deputy Chairman – Non-Executive Director (appointed 13 July 2004)
RL Furman	Non-Executive Director
DM Gonski, AO	Non-Executive Director (appointed 13 July 2004)
SP Johns	Non-Executive Director
PS Lowy	Managing Director – Executive Director
SM Lowy	Managing Director – Executive Director
JB Studdy, AM	Non-Executive Director
FT Vincent	Non-Executive Director
GH Weiss	Non-Executive Director (appointed 13 July 2004)
DR Wills, AO	Non-Executive Director (appointed 13 July 2004)
CM Zampatti, AM	Non-Executive Director (appointed 13 July 2004)
JR Broadbent	Non-Executive Director (resigned 13 July 2004)
H Huizinga	Non-Executive Director (resigned 13 July 2004)
RC Mansfield, AO	Non-Executive Director (resigned 13 July 2004)

(b) Remuneration Policy

The Remuneration Policy of the Group is determined and administered by the Remuneration Committee.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the appropriateness of the Group's succession planning policies;
- reviewing policy for participation by senior executives in equity-linked plans;
- reviewing management's recommendations of the total proposed awards to be issued under each plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

The current members of the Committee are:

FG Hilmer, AO	Chairman – Independent Director
RL Furman	Member – Independent Director
DM Gonski, AO	Member – Independent Director

The Committee met four times in the six month period from 1 July 2004 to 31 December 2004. All members of the Committee attended the meetings.

Remuneration of Non-Executive Directors

The remuneration of the Non-Executive Directors is determined by the Board, acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board and the Westfield Group, work towards creating sustainable value for members and stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in non-executive director remuneration. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by Non-Executive Directors.

Non-Executive Director remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions), a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $1.8 million. That figure was approved by members at the annual general meeting of Westfield Holdings Limited held in November 2004.

Non-Executive Directors are not entitled to superannuation entitlements, other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law. Non-Executive Directors are not entitled to any payment on termination other than the balance of any outstanding fees or participate in the Westfield Group's equity-linked long term incentive plans.

Following the merger of the Westfield Group, Non-Executive Directors will no longer be entitled to allocate any part of their fee to the Non-Executive Directors' Share Acquisition Plan.

Non-Executive Directors are not paid or entitled to a cash bonus, performance related bonus or share based compensation. None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

26 DIRECTOR DISCLOSURES CONTINUED

(b) Remuneration Policy continued

Remuneration of Managing Directors

Recognising that the Westfield Group operates in a highly competitive global environment, the Board has adopted policies and processes which:

- enable the Group to attract and retain key Managing Directors who will create sustainable value for Members;
- properly motivate and reward Managing Directors having regard to the overall performance of the Group, the performance of the Managing Director measured against predetermined objectives and the external compensation environment;
- appropriately align the interests of Managing Directors with Members; and
- comply with applicable legal requirements and appropriate standards of governance.

The Group's current remuneration structure combines base salary with short term cash incentives and long term equity-linked incentives. The total remuneration package of each Managing Director is designed to ensure an appropriate mix of base salary with short and long term incentives. As Managing Directors gain seniority in the Group, the balance of this mix moves to a higher proportion of variable and long term rewards which are considered to be "at risk" and which are dependent upon the performance of the Group and of the relevant Managing Director. The Remuneration Committee considers that this structure places an appropriate premium on performance and helps reinforce the alignment between the interests of Managing Directors and stakeholders in the Westfield Group.

In special circumstances, Managing Directors may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of contribution made by that Managing Director to a major transaction or corporate project. As with the annual performance bonus, payment of a special bonus is at the discretion of the Remuneration Committee.

Cash based incentives in respect of the Managing Directors are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group (for example, growth in earnings and distributions). The measures are chosen based on key contribution expected of that Managing Director in order to enhance the overall performance of the Group. The Remuneration Committee will also consider the role which the Managing Director played in any major acquisition or capital transaction during the year as this may have had a significant impact on the contribution made by that Managing Director and played a vital role in the success of the Westfield Group in that year.

Equity-Linked Incentives

Following the Merger, the Westfield Group has introduced two new equity-linked incentive plans: the Executive Deferred Award Plan (the EDA Plan) and the Partnership Incentive Plan (the PIP Plan).

These new Plans replace the Executive Option Plan and the Executive Performance Share Plan as the ongoing equity-linked incentive plans of the Group. At the time of the Merger, the outstanding awards under the Executive Option Plan and Performance Share Plan became eligible for exercise as a consequence of the restructuring. As noted in Westfield Holdings Limited's 2004 Annual Report, the vast majority of those outstanding options and awards were exercised at the time of the Merger. No further options or awards will be granted under those Plans.

Prior to 2002, Westfield Holdings Limited used options with an exercise price at or above market value as the principal means of providing long term equity incentives. The Group subsequently moved to the issue of awards under the Executive Share Performance Plan. Essentially, each award issued under the Executive Share Performance Plan represents a right to receive one Westfield Group stapled security on vesting.

In introducing the EDA Plan and the PIP Plan in 2004, the Westfield Group has retained the same philosophy. That is, rather than issuing options with an exercise price at or above market value, awards granted under the new Plans are more in the nature of restricted stock where the Managing Director would be entitled to receive a Westfield Group security on exercise. However, as explained below, the new plans are synthetic and Managing Directors receive cash payments rather than actual securities.

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating Managing Directors earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $150,000 may be granted the opportunity to participate in the Plan of up to 10% of that base salary or $15,000;
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $15.00 per stapled security, the participant would receive an award equal to the economic benefit of 1,000 Westfield Group stapled securities;
- during the vesting period of three to four years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;
- assuming the Managing Director remains employed by the Group through the vesting period and, in the case of the PIP Plan, any relevant performance hurdles are satisfied, the Managing Director will receive a payout equal to the capital value of the stapled securities in the award. That is, the Managing Director receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

As noted above, receipt of a cash payout under either the EDA Plan or the PIP Plan generally requires that the Managing Director remain employed by the Westfield Group throughout the vesting period. In special circumstances (eg. death, redundancy or retirement) the Board retains a discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

26 DIRECTOR DISCLOSURES CONTINUED

(b) Remuneration Policy continued

Remuneration of Managing Directors continued

Equity-Linked Incentives continued

The Westfield Group equity-linked Plans

The EDA Plan is a plan in which senior and high performing executives participate. In 2004/2005 year, it is expected that approximately 190 executives world-wide will receive awards.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. There are no additional performance hurdles applicable during the vesting period.

The EDA is intended to use the deferral of vesting of a portion of the short term incentive as part of a broader strategy for retaining those executives participating in the Plan.

The PIP Plan was established in 2004 following the vesting of existing options under the Executive Option Plan and Executive Performance Share Plan as a consequence of the Merger. As noted above, the structure of the PIP Plan reflects the decision by the Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group, including the Managing Directors, will participate in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of securityholders in two principal respects:

- qualification for awards under the PIP Plan each year will be subject to the Group achieving performance hurdles which will relate to the financial and operating targets of the Group in the financial year together with any other matters which the Board or Remuneration Committee consider appropriate; and
- the payout received by executives participating in the PIP Plan will be affected by distributions paid during the vesting period and movements in the price of Westfield Group securities between the qualification date and vesting.

The performance hurdle in respect of the financial year ending 31 December 2005 relates to the Westfield Group achieving the distribution per security consistent with the forecasts made in the Explanatory Memorandum issued in May 2004 in connection with the Merger. Satisfaction of this hurdle will be determined by comparing the forecast annual distribution of $1.065 with the aggregate distribution per security made in respect of that period. As is the case with the performance incentive payable to the Executive Chairman, if that target in respect of the 2005 financial year is not achieved, no awards will be issued under the PIP Plan.

The Remuneration Committee has chosen a performance hurdle based on achieving forecast distributions per security because of the importance of achieving that target as confirmation of the successful implementation of the Merger. The Committee acknowledges the financial, operational, accounting and legal complexities inherent in a transaction of the magnitude of the Merger and believes that achieving the forecast distributions is an important step in confirming the confidence which investors and other stakeholders have shown in the merged Westfield Group.

The performance hurdle(s) applicable under the PIP Plan will be considered and re-set annually by the Remuneration Committee and advised to executives at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are issued at that time and will vest on two dates – 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

By adopting this combination of the application of performance hurdles in the Qualifying Year and the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Group for a period of five years in order to get the full benefit of each award.

The operation of the PIP Plan and the manner of calculation of the pay-out to which the executive is entitled is as described above.

26 DIRECTOR DISCLOSURES CONTINUED

(c) Remuneration of Specified Directors

	PRIMARY				POST EMPLOYMENT		EQUITY	TOTAL
	Salary & fees $	Annual leave & long service leave movement[7] $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	$
Specified Directors								
FP Lowy, AC (Chairman)								
2nd half[1]	4,000,000	(20,045)	2,000,000	315,053	–	50,752	–	6,345,760
1st half	247,641	–	6,357,000	359,299	–	39,066	–	7,003,006
FY 31 December 2004	4,247,641	(20,045)	8,357,000	674,352	–	89,818	–	13,348,766
FY 31 December 2003	–	–	–	–	–	–	–	–
FG Hilmer, AO (Deputy Chairman): appointed 13 July 2004								
2nd half	114,000	–	–	–	–	–	–	114,000
1st half	–	–	–	–	–	–	–	–
FY 31 December 2004	114,000	–	–	–	–	–	–	114,000
FY 31 December 2003	–	–	–	–	–	–	–	–
DH Lowy, AM (Deputy Chairman): appointed 13 July 2004								
2nd half[2]	102,000	–	–	–	–	–	–	102,000
1st half	–	–	–	–	–	–	–	–
FY 31 December 2004	102,000	–	–	–	–	–	–	102,000
FY 31 December 2003	–	–	–	–	–	–	–	–
RL Furman (Non-Executive Director)								
2nd half	81,000	–	–	–	–	–	–	81,000
1st half	27,045	–	–	–	–	–	–	27,045
FY 31 December 2004	108,045	–	–	–	–	–	–	108,045
FY 31 December 2003	56,211	–	–	–	–	–	–	56,211
DM Gonski, AO (Non-Executive Director): appointed 13 July 2004								
2nd half	94,000	–	–	–	–	–	–	94,000
1st half	–	–	–	–	–	–	–	–
FY 31 December 2004	94,000	–	–	–	–	–	–	94,000
FY 31 December 2003	–	–	–	–	–	–	–	–
SP Johns (Non-Executive Director)								
2nd half	304,000[3]	–	–	–	–	–	–	304,000
1st half	284,247	–	50,000	–	40,288	–	131,126	505,661
FY 31 December 2004	588,247	–	50,000	–	40,288	–	131,126	809,661
FY 31 December 2003	–	–	–	–	–	–	–	–
PS Lowy (Managing Director)								
2nd half[4]	931,635	–	1,000,000	92,116	–	–	–	2,023,751
1st half	572,206	–	1,754,140	24,202	–	–	327,815	2,678,363
FY 31 December 2004	1,503,841	–	2,754,140	116,318	–	–	327,815	4,702,114
FY 31 December 2003	–	–	–	–	–	–	–	–

26 DIRECTOR DISCLOSURES CONTINUED

(c) Remuneration of Specified Directors continued

	PRIMARY				POST EMPLOYMENT		EQUITY	TOTAL
	Salary & fees $	Annual leave & long service leave movement[7] $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	$
SM Lowy (Managing Director)								
2nd half[5]	750,000	330,477	1,000,000	–	–	–	–	2,080,477
1st half	425,000	–	1,825,000	–	–	–	327,815	2,577,815
FY 31 December 2004	1,175,000	330,477	2,825,000	–	–	–	327,815	4,658,292
FY 31 December 2003	–	–	–	–	–	–	–	–
JB Studdy, AM (Non-Executive Director)								
2nd half	85,000	–	–	–	–	–	–	85,000
1st half	40,450	–	–	–	3,638	–	–	44,088
FY 31 December 2004	125,450	–	–	–	3,638	–	–	129,088
FY 31 December 2003	27,500	–	–	–	–	–	–	27,500
FT Vincent (Non-Executive Director)								
2nd half	75,000[6]	–	–	–	–	–	–	75,000
1st half	27,045	–	–	–	–	–	–	27,045
FY 31 December 2004	102,045	–	–	–	–	–	–	102,045
FY 31 December 2003	56,211	–	–	–	–	–	–	56,211
GH Weiss (Non-Executive Director): appointed 13 July 2004								
2nd half	84,000	–	–	–	–	–	–	84,000
1st half	18,350	–	–	–	1,650	–	–	20,000
FY 31 December 2004	102,350	–	–	–	1,650	–	–	104,000
FY 31 December 2003	–	–	–	–	–	–	–	–
DR Wills, AO (Non-Executive Director): appointed 13 July 2004								
2nd half	78,000	–	–	–	–	–	–	78,000
1st half	–	–	–	–	–	–	–	–
FY 31 December 2004	78,000	–	–	–	–	–	–	78,000
FY 31 December 2003	–	–	–	–	–	–	–	–
CM Zampatti, AM (Non-Executive Director): appointed 13 July 2004								
2nd half	78,000	–	–	–	–	–	–	78,000
1st half	–	–	–	–	–	–	–	–
FY 31 December 2004	78,000	–	–	–	–	–	–	78,000
FY 31 December 2003	–	–	–	–	–	–	–	–
JR Broadbent (Non-Executive Director): resigned 13 July 2004								
2nd half	–	–	–	–	–	–	–	–
1st half	44,200	–	–	–	3,976	–	–	48,176
FY 31 December 2004	44,200	–	–	–	3,976	–	–	48,176
FY 31 December 2003	44,200	–	–	–	–	–	–	44,200
H Huizinga (Non-Executive Director): resigned 13 July 2004								
2nd half	–	–	–	–	–	–	–	–
1st half	40,450	–	–	–	3,638	–	–	44,088
FY 31 December 2004	40,450	–	–	–	3,638	–	–	44,088
FY 31 December 2003	40,450	–	–	–	–	–	–	40,450



26 DIRECTOR DISCLOSURES CONTINUED

(c) Remuneration of Specified Directors continued

	PRIMARY				POST EMPLOYMENT		EQUITY	TOTAL
	Salary & fees $	Annual leave & long service leave movement[7] $	Cash bonus $	Non-monetary benefits $	Superannuation $	Retirement benefits $	Options $	$
RC Mansfield, AO (Non-Executive Director): resigned 13 July 2004								
2nd half	–	–	–	–	–	–	–	–
1st half	36,700	–	–	–	3,300	–	–	40,000
FY 31 December 2004	36,700	–	–	–	3,300	–	–	40,000
FY 31 December 2003	36,700	–	–	–	–	–	–	36,700
Total Remuneration: Specified Directors								
2nd half	6,776,635	310,432	4,000,000	407,169	–	50,752	–	11,544,988
1st half	1,763,334	–	9,986,140	383,501	56,490	39,066	786,756	13,015,287
FY 31 December 2004	8,539,969	310,432	13,986,140	790,670	56,490	89,818	786,756	24,560,275
FY 31 December 2003	261,272	–	–	–	–	–	–	261,272

The remuneration of specified directors outlined above is consistent with the disclosures set out in the Westfield Group 31 December 2004 financial report (2nd half) and the Westfield Holdings Limited financial report for the year ended 30 June 2004 (1st half). Remuneration of specified directors for the Westfield Group cannot be meaningfully allocated between Westfield Holdings Limited, Westfield Trust and Westfield America Trust. As such, the above outlined amounts represent the full remuneration of the specified directors for the Westfield Group.

(1) As disclosed in the Explanatory Memorandum issued in connection with the Merger and further outlined in the 2004 Annual Report of Westfield Holdings Limited, the remuneration arrangements for Mr F Lowy, AC have been varied by agreement following the Merger of the Westfield Group. The term of Mr F Lowy's service contract is open ended. The remuneration under that contract will be reviewed by the Remuneration Committee every two years. The current arrangements provide, in respect of the 12 month periods ending 30 June 2005 and 30 June 2006, for a base salary of $8 million and an annual performance bonus of $4 million and $5 million payable if the Westfield Group achieves the forecast distribution of $1.03 and $1.10 per stapled security in respect of those years.

Mr F Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post merger arrangements. The amount accrued for the financial year was $50,752. Mr F Lowy's service contract does not contain provision for any payment on termination by Westfield Holdings Limited (with or without cause) other than the retirement benefit outlined above. Any other termination payment will be at the discretion of the Board acting on the recommendation of the Remuneration Committee.

Annual leave and long service leave entitlements accrued at 31 December 2004 are calculated based on Mr F Lowy's salary for the 2003/04 year (increased annually by CPI). Non-monetary benefits of $315,053 relate to Mr F Lowy's contractual entitlements to private usage of the Group's aircraft. The entitlement to private usage of the Group's aircraft by Mr F Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods. No options or awards were issued to the Chairman in the financial year.

(2) During the financial period, Mr D Lowy exercised executive options. The options had been granted to Mr D Lowy in 1999 when he was Managing Director of Westfield Holdings Limited. Details of the options are set out in Note 26(d).

(3) Following Mr S Johns' retirement as an executive director in October 2003, Mr S Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relation issues. The fees of $304,000 include $75,000 Non-Executive Director fees, $10,000 Audit and Compliance Committee fees, $9,000 Risk Management Committee fees and $210,000 consultancy fees. The consultancy agreement is for a minimum period of 2 years commencing 1 October 2003.

(4) Mr P Lowy has been with the Westfield Group since 1983. He has resided in the United States since 1990. He was appointed as Managing Director since 1997. Mr P Lowy's salary and bonus is reviewed annually by the Remuneration Committee. No formal service contract is in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee. Mr P Lowy's salary disclosed is equivalent to US$750,000 ($1,023,751). Mr P Lowy's base salary is US$1,500,000 per annum. Mr P Lowy will participate in the EDA plan from 1 January 2005 and in the PIP plan from 1 January 2006 but only if the performance hurdle in the qualifying year is met. Refer to Note 26(b) for a detailed summary of the EDA Plan and PIP Plan. No options or awards were issued to Mr P Lowy during the financial year. As disclosed in the 2004 Annual Report of Westfield Holdings Limited, Mr P Lowy exercised options in the financial year ended 30 June 2004.

(5) Mr S Lowy has been with the Westfield Group since 1987. He was appointed as Managing Director since 1997. Mr S Lowy's salary and bonus is reviewed annually by the Remuneration Committee. No formal service contract is in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee. Mr S Lowy's base salary is $1,500,000 per annum. Mr S Lowy will participate in the EDA plan from 1 January 2005 and in the PIP plan from 1 January 2006 but only if the performance hurdle in the qualifying year is met. Refer to Note 26(b) for a detailed summary of the EDA Plan and PIP Plan. No options or awards were issued to Mr S Lowy during the financial year. Details of executive options exercised by Mr S Lowy in the financial year are set out in Note 26(d).

(6) Mr F Vincent joined the Board of Westfield Holdings Limited on 12 November 2004. He was appointed as a director of Westfield Management Limited on 13 July 2004 and Westfield America Management Limited on 29 May 2002. Mr Vincent's total fee of $75,000 includes $54,620 for his directorships of Westfield Management Limited and Westfield America Management Limited.

(7) The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the financial year.

(8) No options were granted to Non-Executive Directors in the financial year. No options held by Non-Executive Directors lapsed during the financial year.

26 DIRECTOR DISCLOSURES CONTINUED

(d) Option holdings of Specified Directors

During the financial year, no options and awards ("Options") were issued to the specified directors under the Executive Option Plan and the Executive Performance Share Plan (together the "Option Plans").

On 25 May 2004, The Supreme Court of New South Wales ordered, under section 411 of the Corporations Act, that a meeting of Westfield Holdings Limited shareholders be held to vote on the proposed merger by stapling. Under the terms of the Option Plans, the convening of the scheme meeting gave Optionholders a right to exercise all outstanding Options including an accelerated right in respect of previously unvested Options. In accordance with the terms of Option Plans, that right could be exercised at any time prior to the effective date of the merger being 2 July 2004. Options over Westfield Holdings Limited shares not exercised prior to that date reverted to their previous terms of exercise and were converted to Options over stapled securities on a 1:1 basis in accordance with amendments made to the Option Plans. That conversion was consistent with the merger ratios applied in the scheme of arrangement. In all other respects the terms of the Option Plans remain substantially unaltered.

Under the terms of the Option Plans, Westfield Holdings Limited was able to satisfy the exercise of an Executive Option in one of the following ways:

(i) issuing or transferring a Westfield Holdings Limited share to the Executive Optionholder;

(ii) paying the Optionholder an amount equal to the difference between market value of a Westfield Holdings Limited Share as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Option ("Profit Element"); or

(iii) issuing or transferring a Westfield Holdings Limited share to the Executive Optionholder equal to the value of the Profit Element.

Westfield Holdings Limited used methods (i) and (iii) to satisfy the entitlements of Optionholders who elected to exercise Options prior to the effective date of the merger. In some cases, Westfield Holdings Limited utilised the Westfield Holdings Limited shares held by the Westfield Executive Option Trust to satisfy the entitlements of Optionholders. That Trust had previously acquired Westfield Holdings Limited shares to enable Westfield Holdings Limited, at its discretion, to satisfy the exercise of an Option by way of a transfer of a Westfield Holdings Limited share to Optionholders on exercise of Options.

	Balance at beginning of period 1 Jan 2004	Granted as remuneration	Options exercised	Balance at end of period 31 Dec 2004	Vested during the year
Specified Directors					
DH Lowy, AM	1,250,000	-	(1,250,000)	-	625,000
SP Johns	500,000	-	(500,000)	-	250,000
PS Lowy	1,250,000	-	(1,250,000)	-	625,000
SM Lowy	1,250,000	-	(1,250,000)	-	625,000
Total	4,250,000	-	(4,250,000)	-	2,125,000

(e) Shares issued/transferred on the exercise of remuneration options

	Options exercised Number	Shares issued/ transferred Number	Paid $ per share	Unpaid $ per share
Specified Directors				
DH Lowy, AM	1,250,000	1,250,000	9.31	-
SP Johns	500,000	500,000	9.31	-
PS Lowy	1,250,000	497,680[1]	-	-
SM Lowy	1,250,000	1,250,000	9.31	-
Total	4,250,000	3,497,680		

[1] Under the terms of the option plan, Westfield Holdings Limited is able to issue a Westfield Holdings Limited Share to the Executive Optionholder equal to the value of the profit element

26 DIRECTOR DISCLOSURES CONTINUED

(f) Shareholding of Specified Directors and Specified Executives

Stapled securities held in Westfield Group (WDC) (number)	Balance (WFA) 1 Jan 2004	Granted as remuneration	On exercise of options	Net change[2] other	Balance[1] (WDC) 31 Dec 2004
Specified Directors					
FP Lowy, AC; DH Lowy, AM; PS Lowy; SM Lowy	622,998,276		2,997,680	(459,545,503)[3]	166,450,453
RL Furman	257,500			(257,500)	–
DM Gonski, AO	825,142			(525,615)	299,527
FG Hilmer, AO	653,187			(463,754)	189,433
SP Johns	1,536,329		500,000	(207,364)	1,828,965
JB Studdy, AM	82,281			(43,708)	38,573
FT Vincent	–				–
GH Weiss	–				–
DR Wills, AO	–			20,000	20,000
CM Zampatti, AM	–			221,654	221,654
JR Broadbent	212,500			(160,625)	51,875
H Huizinga	–				–
RC Mansfield, AO	20,000			(14,200)	5,800
Total	626,585,215	–	3,497,680	(460,976,615)	169,106,280

[1] The Accounting Standard AASB 1046, Director and Executive Disclosures by Disclosing Entities, paragraph 8.5 requires that the equity interests held directly, indirectly or beneficially by each specified director, including their personally-related entities be included. Personally-related entities include the interests held by the specified directors' relatives, spouses and any entities jointly or severally controlled by them.

[2] The majority of the changes listed in this column are not the result of sales or acquisitions of units in WAT, but as a result of the impact of the merger ratio on WAT units (that is 1 unit corresponding to 0.15 Westfield Group stapled securities) or as a result of the stapling of WAT units to Westfield Holdings Limited shares and/or WT units already held by the director, or a combination of these factors.

[3] The aggregate interest of the Lowy directors includes family holdings and interests held by Amondi Pty Limited as trustee of the Westfield Executive Option Plan Trust, the US Executive Share Plan Trust and Westfield C Fund Pty Limited as trustee of the Westfield Superannuation C Fund. The net change includes the acquisitions, transfers and disposals of those entities. The Lowy directors did not dispose of any shares.

27 FINANCIAL REPORTING BY SEGMENTS

The Economic Entity operates solely as a retail property investor in the United States of America.

28 DETAILS OF CONSOLIDATED SUBSIDIARIES AND EQUITY ACCOUNTED ENTITIES

		2004 INTEREST		2003 INTEREST	
Name of Entity	Notes	Economic* %	Consolidated %	Economic* %	Consolidated %
Parent Entity					
Westfield America Trust	a d				
Consolidated Controlled Entities					
Agoura Hills Acquisition LLC	b d e	80.23	100.00	–	–
Westfield America, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield America G.P., Inc.	b d e	80.23	100.00	79.41	100.00
Westfield America GP LLC	b d e	80.23	100.00	79.41	100.00
Westfield America M.S., Inc.	b d e	80.23	100.00	79.41	100.00
Westfield America of Meriden Square, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield America of Annapolis, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield America of Bonita, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield America of Missouri, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield America of Vancouver, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield America of West Covina, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield WRI, Inc.	b d e	80.23	100.00	79.41	100.00
WEA Belden LLC	b d e	80.23	100.00	79.41	100.00
WEA Brandon I GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Brandon II GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Century City GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Chesterfield LLC	b d e	80.23	100.00	79.41	100.00
WEA Citrus GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Countryside GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Crestwood Plaza LLC	b d e	80.23	100.00	79.41	100.00
WEA CT Houses LLC	b d e	80.23	100.00	79.41	100.00
WEA Fox Valley GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Galleria GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Garden State Plaza GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Gateway LLC	b d e	80.23	100.00	79.41	100.00
WEA Great Northern GP II, LLC	b d e	80.23	100.00	79.41	100.00
WEA Great Northern GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Great Northern Mall, LLC	b d e	80.23	100.00	79.41	100.00
WEA GSP, Inc.	b d e	80.23	100.00	79.41	100.00
WEA Hawthorn Shopping Center GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Hawthorn Theatre MM, LLC	b d e	80.23	100.00	79.41	100.00
WEA MainPlace GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Meriden Square LLC	b d e	80.23	100.00	79.41	100.00
WEA Meriden Square No.2 LLC	b d e	80.23	100.00	79.41	100.00
WEA Meriden Square No.3 LLC	b d e	80.23	100.00	79.41	100.00
WEA Meriden Square, Inc.	b d e	80.23	100.00	79.41	100.00
WEA Midway LLC	b d e	80.23	100.00	79.41	100.00
WEA North Bridge LLC	b d e	80.23	100.00	79.41	100.00
WEA North County Fair LLC	b d e	80.23	100.00	79.41	100.00
WEA NY, Inc.	b d e	80.23	100.00	79.41	100.00
WEA NY II, Inc.	b d e	80.23	100.00	79.41	100.00
WEA NY Houses LLC	b d e	80.23	100.00	79.41	100.00
WEA Old Orchard GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Richland LLC	b d e	80.23	100.00	79.41	100.00
WEA San Francisco GP, LLC	b d e	80.23	100.00	79.41	100.00
WEA Southcenter LLC	b d e	80.23	100.00	79.41	100.00
WEA Southlake LLC	b d e	80.23	100.00	79.41	100.00
WEA Southpark LLC	b d e	80.23	100.00	79.41	100.00

28 DETAILS OF CONSOLIDATED SUBSIDIARIES AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of Entity	Notes	2004 INTEREST Economic* %	2004 INTEREST Consolidated %	2003 INTEREST Economic* %	2003 INTEREST Consolidated %
Consolidated Controlled Entities continued					
Annapolis Land LLC	b d e	80.23	100.00	79.41	100.00
Annapolis Mall LLC	b d e	80.23	100.00	79.41	100.00
Annapolis Manager LLC	b d e	80.23	100.00	79.41	100.00
Annapolis Holdings LLC	b d e	80.23	100.00	79.41	100.00
Annapolis Parcel LLC	b d e	80.23	100.00	79.41	100.00
Annapolis Shoppingtown LLC	b d e	80.23	100.00	79.41	100.00
Arch Real Estate LLC	b d e	80.23	100.00	–	–
Brandon Land Partners, Ltd.	b d e	80.23	100.00	79.41	100.00
Brandon Shopping Center Partners, Ltd.	b d e	80.23	100.00	79.41	100.00
Capital Mall Holdings LLC	b d e	80.23	100.00	79.41	100.00
Capital Mall Land LLC	b d e	80.23	100.00	79.41	100.00
Capital Shopping Center, Inc.	b d e	80.23	100.00	79.41	100.00
Capital Shopping Center LLC	b d e	80.23	100.00	79.41	100.00
Century City Mall, LLC	b d e	80.23	100.00	79.41	100.00
Century City Mall Partners, LLC	b d e	80.23	100.00	79.41	100.00
CC Building GP LLC	b d e	80.23	100.00	79.41	100.00
Chesterfield Parcel LLC	b d e	80.23	100.00	–	–
CMF, Inc.	b d e	80.23	100.00	79.41	100.00
Connecticut Post Mall LLC	b d e	80.23	100.00	79.41	100.00
Connecticut Post Mall No.2 LLC	b d e	80.23	100.00	79.41	100.00
Crestwood Holdings LLC	b d e	80.23	100.00	79.41	100.00
Crestwood Plaza, Inc.	b d e	80.23	100.00	79.41	100.00
Downtown Plaza LLC	b d e	80.23	100.00	79.41	100.00
Downtown Plaza Holdings LLC	b d e	80.23	100.00	79.41	100.00
Eagle Rock Plaza LLC	b d e	80.23	100.00	79.41	100.00
Eagle Rock Holdings LLC	b d e	80.23	100.00	79.41	100.00
Eagle Rock Manager LLC	b d e	80.23	100.00	79.41	100.00
Eagle Rock Properties, Inc.	b d e	80.23	100.00	79.41	100.00
Eastland Holdings LLC	b d e	80.23	100.00	79.41	100.00
Eastland Manager LLC	b d e	80.23	100.00	79.41	100.00
Enfield Holdings LLC	b d e	80.23	100.00	79.41	100.00
Enfield Holdings II LLC	b d e	80.23	100.00	79.41	100.00
Enfield Land LLC	b d e	80.23	100.00	79.41	100.00
Enfield Square, Inc.	b d e	80.23	100.00	79.41	100.00
Enfield Square LLC	b d e	80.23	100.00	79.41	100.00
Fashion Square; LLC	b d e	80.23	100.00	79.41	100.00
FH Financing LLC	b d e	80.23	100.00	79.41	100.00
Fox Hills Holdings II LLC	b d e	80.23	100.00	79.41	100.00
Fox Hills Mall, Inc.	b d e	80.23	100.00	79.41	100.00
Fox Valley Mall LLC	b d e	80.23	100.00	79.41	100.00
Franklin Park Parcel LLC	b d e	80.23	100.00	79.41	100.00
Growth Head GP, LLC	b d e	80.23	100.00	79.41	100.00
GSP Holdings LLC	b d e	80.23	100.00	79.41	100.00
Hawthorn Theatre LLC	b d e	80.23	100.00	79.41	100.00
Horton Plaza, Inc.	b d e	80.23	100.00	79.41	100.00
Horton Plaza Holdings II LLC	b d e	80.23	100.00	79.41	100.00
Horton Land LLC	b d e	80.23	100.00	79.41	100.00
Independence Mall Holdings LLC	b d e	80.23	100.00	79.41	100.00
Louis Joliet Holdings LLC	b d e	80.23	100.00	79.41	100.00
MainPlace Shoppingtown LLC	b d e	80.23	100.00	79.41	100.00

28 DETAILS OF CONSOLIDATED SUBSIDIARIES AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of Entity	Notes	2004 INTEREST Economic* %	2004 INTEREST Consolidated %	2003 INTEREST Economic* %	2003 INTEREST Consolidated %
Consolidated Controlled Entities continued					
Meriden Holdings LLC	b d e	80.23	100.00	79.41	100.00
Meriden Square #1 LLC	b d e	80.23	100.00	79.41	100.00
Meriden Square #2 LLC	b d e	80.23	100.00	79.41	100.00
Meriden Square #3 LLC	b d e	80.23	100.00	79.41	100.00
Mid Rivers Holdings LLC	b d e	80.23	100.00	79.41	100.00
Mid Rivers Land Holdings LLC	b d e	80.23	100.00	79.41	100.00
Mid Rivers, Inc.	b d e	80.23	100.00	79.41	100.00
Mid Rivers Land, Inc.	b d e	80.23	100.00	79.41	100.00
Mid Rivers Land LLC	b d e	80.23	100.00	79.41	100.00
Mid Rivers Land LLC II	b d e	80.23	100.00	79.41	100.00
Mid Rivers Mall LLC	b d e	80.23	100.00	79.41	100.00
Mid Rivers Office Development I, Inc.	b d e	80.23	100.00	79.41	100.00
Mission Valley Center LLC	b d e	80.23	100.00	79.41	100.00
Mission Valley Manager LLC	b d e	80.23	100.00	79.41	100.00
Mission Valley Finance Corporation	b d e	80.23	100.00	79.41	100.00
Montgomery Mall Properties, Inc.	b d e	80.23	100.00	79.41	100.00
Northwest Mall Holdings LLC	b d e	80.23	100.00	79.41	100.00
Northwest Plaza, Inc.	b d e	80.23	100.00	79.41	100.00
Northwest Plaza LLC	b d e	80.23	100.00	79.41	100.00
Oakridge Mall, Inc.	b d e	80.23	100.00	79.41	100.00
Parkway Plaza Holdings II LLC	b d e	80.23	100.00	79.41	100.00
Parkway Plaza, Inc.	b d e	80.23	100.00	79.41	100.00
Plaza Bonita II LLC	b d e	80.23	100.00	79.41	100.00
Plaza Bonita Inc.	b d e	80.23	100.00	79.41	100.00
Plaza Bonita Holdings II LLC	b d e	80.23	100.00	79.41	100.00
Plaza Camino Real LLC	b d e	80.23	100.00	79.41	100.00
Plaza West Covina, Inc.	b d e	80.23	100.00	79.41	100.00
Residential Real Estate I LLC	b d e	80.23	100.00	–	–
Residential Rental and Investments, Inc.	b d e	80.23	100.00	79.41	100.00
Roseville Shoppingtown LLC	b d e	80.23	100.00	79.41	100.00
Santa Anita GP LLC	b d e	80.23	100.00	79.41	100.00
Sarasota Shoppingtown LLC	b d e	80.23	100.00	79.41	100.00
Sargent Drive Acquisition LLC	b d e	80.23	100.00	79.41	100.00
Sargent Drive Holding LLC	b d e	80.23	100.00	79.41	100.00
South County Holdings LLC	b d e	80.23	100.00	79.41	100.00
South County Shoppingtown LLC	b d e	80.23	100.00	79.41	100.00
South County Center LLC	b d e	80.23	100.00	79.41	100.00
South County Post Office LLC	b d e	80.23	100.00	79.41	100.00
South County Properties, Inc.	b d e	80.23	100.00	79.41	100.00
Southgate Plaza LLC	b d e	80.23	100.00	79.41	100.00
South Shore Mall Holdings LLC	b d e	80.23	100.00	79.41	100.00
South Shore Mall LLC	b d e	80.23	100.00	79.41	100.00
South Shore Manager LLC	b d e	80.23	100.00	79.41	100.00
SSM Land LLC	b d e	80.23	100.00	79.41	100.00
Topanga Center, Inc.	b d e	80.23	100.00	79.41	100.00
Topanga Plaza Owner LLC	b d e	80.23	100.00	79.41	100.00
Trumbull Mall LLC	b d e	80.23	100.00	79.41	100.00
Trumbull Shopping Center # 1 LLC	b d e	80.23	100.00	79.41	100.00
Trumbull Shopping Center # 2 LLC	b d e	80.23	100.00	79.41	100.00
Trumbull Department Stores, Inc.	b d e	80.23	100.00	79.41	100.00

28 DETAILS OF CONSOLIDATED SUBSIDIARIES AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of Entity	Notes	2004 INTEREST Economic* %	2004 INTEREST Consolidated %	2003 INTEREST Economic* %	2003 INTEREST Consolidated %
Consolidated Controlled Entities continued					
UC Century Genpar, LLC	b d e	80.23	100.00	79.41	100.00
Urban Roseville LLC	b d e	80.23	100.00	79.41	100.00
Vancouver Holdings LLC	b d e	80.23	100.00	79.41	100.00
Vancouver Mall LLC	b d e	80.23	100.00	79.41	100.00
Vancouver Mall II LLC	b d e	80.23	100.00	79.41	100.00
WAP HC, Inc.	b d e	80.23	100.00	79.41	100.00
West County Holdings LLC	b d e	80.23	100.00	79.41	100.00
West County Shoppingtown LLC	b d e	80.23	100.00	79.41	100.00
West County Center LLC	b d e	80.23	100.00	79.41	100.00
West Covina Holdings II LLC	b d e	80.23	100.00	79.41	100.00
West Park Mall, Inc.	b d e	80.23	100.00	79.41	100.00
West Park Mall LLC	b d e	80.23	100.00	79.41	100.00
West Park Shopping Center, Inc.	b d e	80.23	100.00	79.41	100.00
West Valley Development LLC	b d e	80.23	100.00	79.41	100.00
Westfield Beneficiary 1, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield Beneficiary 2, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield Branding LLC	b d e	80.23	100.00	79.41	100.00
Westfield Centers LLC	b d e	80.23	100.00	79.41	100.00
Westfield Century City TRS, Inc.	b d e	60.17	100.00	59.56	100.00
Westfield Emporium LLC	b d e	80.23	100.00	79.41	100.00
Westfield Franklin Park Mall, LLC	b d e	80.23	100.00	79.41	100.00
Westfield Franklin Park II, LLC	b d e	80.23	100.00	79.41	100.00
Westfield Garden State LLC	b d e	80.23	100.00	79.41	100.00
Westfield Independence LLC	b d e	80.23	100.00	79.41	100.00
Westfield Louis Joliet, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield Management, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield MerchantWired, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield Mission Valley Corporation	b d e	80.23	100.00	79.41	100.00
Westfield North Bridge Inc.	b d e	80.23	100.00	79.41	100.00
Westfield Paramus 1, Inc.	b d e	–	–	79.41	100.00
Westfield Paramus 2, Inc.	b d e	–	–	79.41	100.00
Westfield Paramus Holdings LLC 1	b d e	–	–	59.56	100.00
Westfield Paramus Holdings LLC 2	b d e	–	–	59.56	100.00
Westfield San Francisco LLC	b d e	80.23	100.00	79.41	100.00
Westfield San Francisco TRS, Inc.	b d e	60.17	100.00	59.56	100.00
Westfield Subsidiary REIT 1, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield Subsidiary REIT 2, Inc.	b d e	80.23	100.00	79.41	100.00
Westfield Urban Preferred LLC	b d e	80.23	100.00	79.41	100.00
Westfield Urban TRS, Inc.	b d e	60.17	100.00	59.56	100.00
Westfield WTC Holding LLC	b d e	80.23	100.00	79.41	100.00
Westland Milford Properties, Inc.	b d e	80.23	100.00	79.41	100.00
Westland Partners, Inc.	b d e	80.23	100.00	79.41	100.00
Westland Properties, Inc.	b d e	80.23	100.00	79.41	100.00
Westland Town Center LLC	b d e	80.23	100.00	79.41	100.00
Wheaton Plaza No.1 LLC	b d e	80.23	100.00	79.41	100.00
WPI Meriden Square, Inc.	b d e	80.23	100.00	79.41	100.00
Annapolis Mall Limited Partnership	c d e	80.23	100.00	79.41	100.00
Bellweather Properties of Florida (Limited)	c d e	80.23	100.00	79.41	100.00
Capital Mall Company	c d e	80.23	100.00	79.41	100.00
CC Building L.P.	c d e	80.23	100.00	79.41	100.00

28 DETAILS OF CONSOLIDATED SUBSIDIARIES AND EQUITY ACCOUNTED ENTITIES CONTINUED

		2004 INTEREST		2003 INTEREST	
Name of Entity	Notes	Economic* %	Consolidated %	Economic* %	Consolidated %
Consolidated Controlled Entities continued					
Citrus Park Venture Limited Partnership	c d e	80.23	100.00	79.41	100.00
Eastland Shopping Center L.P.	c d e	80.23	100.00	79.41	100.00
EWH Escondido Associates L.P.	c d e	80.23	100.00	79.41	100.00
Fox Hills Holdings I LP	c d e	80.23	100.00	79.41	100.00
Fox Hills Mall L.P.	c d e	80.23	100.00	79.41	100.00
Great Northern Partnership	c d e	80.23	100.00	79.41	100.00
Hawthorn, L.P	c d e	80.23	100.00	79.41	100.00
Head Acquisition, L.P.	c d e	80.23	100.00	79.41	100.00
Horton Plaza Holdings I LP	c d e	80.23	100.00	79.41	100.00
Horton Plaza L.P.	c d e	80.23	100.00	79.41	100.00
Louis Joliet Shoppingtown LP	c d e	80.23	100.00	79.41	100.00
Meriden Square Partnership	c d e	80.23	100.00	79.41	100.00
North County Fair L.P.	c d e	80.23	100.00	79.41	100.00
Oakridge Mall L.P.	c d e	80.23	100.00	79.41	100.00
Old Orchard Urban Limited Partnership	c d e	80.23	100.00	79.41	100.00
Parkway Plaza L.P.	c d e	80.23	100.00	79.41	100.00
Parkway Plaza Holdings I L.P.	c d e	80.23	100.00	79.41	100.00
PCRGP L.P.	c d e	80.23	100.00	79.41	100.00
Plaza Bonita Holdings I LP	c d e	80.23	100.00	79.41	100.00
Plaza Bonita L.P.	c d e	80.23	100.00	79.41	100.00
Plaza Bonita II LP	c d e	80.23	100.00	79.41	100.00
Plaza West Covina L.P.	c d e	80.23	100.00	79.41	100.00
Promenade L.P.	c d e	80.23	100.00	79.41	100.00
Santa Anita Fashion Park L.P.	c d e	80.23	100.00	79.41	100.00
Santa Ana Venture	c d e	80.23	100.00	79.41	100.00
S.F. Shopping Centre Associates, L.P.	c d e	80.23	100.00	79.41	100.00
Solano Mall L.P.	c d e	80.23	100.00	79.41	100.00
The Connecticut Post Limited Partnership	c d e	80.23	100.00	79.41	100.00
Westfield Head LP	c d e	80.23	100.00	79.41	100.00
Topanga Plaza L.P.	c d e	80.23	100.00	79.41	100.00
Urban Shopping Centers, L.P.	c d e	80.23	100.00	79.41	100.00
Vancouver Mall II Limited Partnership	c d e	80.23	100.00	79.41	100.00
WEA Eastridge LP	c d e	80.23	100.00	79.41	100.00
WEA Palm Desert L.P.	c d e	80.23	100.00	79.41	100.00
WEA Valley Fair L.P.	c d e	80.23	100.00	79.41	100.00
WEA Valley Fair UTC L.P.	c d e	80.23	100.00	79.41	100.00
Westfield America Investor L.P.	c d e	80.23	100.00	79.41	100.00
Westfield America Limited Partnership	c d e	80.23	100.00	79.41	100.00
Westfield Growth L.P.	c d e	80.23	100.00	79.41	100.00
Westfield Growth II L.P.	c d e	80.23	100.00	79.41	100.00
Westfield Sacramento Acquisition Associates L.P.	c d e	80.23	100.00	79.41	100.00
Westfield SF L.P.	c d e	80.23	100.00	79.41	100.00
Westfield Topanga Owner L.P.	c d e	80.23	100.00	79.41	100.00
West Covina Holdings I LP	b d e	80.23	100.00	79.41	100.00
West Park Partners L.P.	c d e	80.23	100.00	79.41	100.00
West Valley L.P.	c d e	80.23	100.00	79.41	100.00
West Valley Partnership	c d e	80.23	100.00	79.41	100.00
Westland Garden State Plaza Limited Partnership	c d e	–	–	59.56	100.00
Westland Shopping Center L.P.	c d e	80.23	100.00	79.41	100.00
Westland South Shore Mall L.P.	c d e	80.23	100.00	79.41	100.00

28 DETAILS OF CONSOLIDATED SUBSIDIARIES AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of Entity	Notes	2004 INTEREST Economic* %	2004 INTEREST Consolidated %	2003 INTEREST Economic* %	2003 INTEREST Consolidated %
Consolidated Controlled Entities continued					
Wheaton Plaza Regional Shopping Center L.L.P.	c d e	80.23	100.00	79.41	100.00
Anita Associates**	c d e	71.97	100.00	71.23	100.00
Hahn UPI**	c d e	63.66	100.00	63.01	100.00
Independence Mall Associates L.P.	c d e	62.18	100.00	61.54	100.00
Independence Service, Inc.	b d e	46.64	100.00	46.16	100.00
Independence Shoppingtown LLC	b d e	62.18	100.00	61.54	100.00
Mission Valley Partnership	c d e	60.81	100.00	60.19	100.00
Mission Valley Service, Inc.	c d e	45.60	100.00	45.14	100.00
Santa Anita Service, Inc.	b d e	53.97	100.00	53.42	100.00
UPI Associates**	c d e	13.99	100.00	13.85	100.00
WALP Service, Inc.	b d e	60.17	100.00	59.56	100.00
Westfield Independence Mall Limited Partnership	c d e	80.23	100.00	79.41	100.00
WFA Finance (Aust) Pty Limited	f	100.00	100.00	-	-
WEA Finance LLC	b	80.23	100.00	-	-
1801 Avenue of the Stars LP	c d e	80.23	100.00	-	-
Avenue of the Stars GP Inc	b d e	80.23	100.00	-	-

Name of Entity	Notes	Economic*	Equity Accounted	Economic*	Equity Accounted
Equity Accounted Joint Venture Entities					
Abbey Acquisition, LLC	b d e	34.73	43.29	34.38	43.29
DTA Holding LLC	b d e	34.73	43.29	34.38	43.29
Emporium Development LLC	b d e	40.11	50.00	39.71	50.00
Fashion Square Service TRS, Inc	b d e	30.09	37.50	-	-
GSP Service TRS, Inc	b d e	30.09	37.50	-	-
Mid Rivers Limited Partnership	c d e	26.74	33.33	26.47	33.33
Montgomery Mall LLC	b d e	40.11	50.00	39.71	50.00
Montgomery Mall Borrower LLC	b d e	40.11	50.00	39.71	50.00
Montgomery Mall Condo LLC	b d e	40.11	50.00	39.71	50.00
Montgomery Mall of Maryland LLC	b d e	40.11	50.00	39.71	50.00
Montgomery Service, Inc.	b d e	30.09	37.50	29.78	37.50
Northbridge Retail Company L.L.C	b d e	26.74	33.33	26.47	33.33
North Bridge Service TRS, Inc.	b d e	20.06	25.00	-	-
Plaza Camino Real	c d e	32.09	40.00	31.76	40.00
Plaza Camino Service, Inc.	b d e	24.07	30.00	23.82	30.00
RN 124/125 Company, L.L.C	b d e	26.74	33.33	26.47	33.33
RN 540 Hotel Company L.L.C	b d e	26.74	33.33	26.47	33.33
RN 120 Company, L.L.C	b d e	26.74	33.33	26.47	33.33
RN 116 Company, L.L.C	b d e	26.74	33.33	26.47	33.33
Sherman Oaks Fashion Associates, LP	c d e	40.11	50.00	39.63	49.90
Tri-Party Non-856 Assets LLC	b d e	34.73	43.29	34.38	43.29
Tri-Party Miscellaneous, LLC	b d e	34.73	43.29	34.38	43.29
University Towne Center LLC	b d e	40.11	50.00	39.71	50.00
Valencia Town Center Associates, LP	c d e	20.06	25.00	19.85	25.00
V F Mall LLC	b d e	40.11	50.00	39.71	50.00
Valley Fair UTC LLC	b d e	40.11	50.00	39.71	50.00
VF/UTC Service, Inc.	b d e	30.09	37.50	29.78	37.50
Westland Garden State Plaza Limited Partnership	c d e	40.11	50.00	-	-
Westfield Paramus 1, Inc.	b d e	40.11	50.00	-	-

28 DETAILS OF CONSOLIDATED SUBSIDIARIES AND EQUITY ACCOUNTED ENTITIES CONTINUED

Name of Entity	Notes	2004 INTEREST Economic* %	2004 INTEREST Equity Accounted %	2003 INTEREST Economic* %	2003 INTEREST Equity Accounted %
Equity Accounted Joint Venture Entities continued					
Westfield Paramus 2, Inc.	b d e	**40.11**	**50.00**	–	–
Westfield Paramus Holdings LLC 1	b d e	**40.11**	**50.00**	–	–
Westfield Paramus Holdings LLC 2	b d e	**40.11**	**50.00**	–	–

Notes
- a Trust.
- b Limited Liability Company or Corporation formed in the United States of America.
- c Partnership – formed in the United States of America.
- d Principal activity – property investment.
- e Business entity audited by affiliates of the auditors of the Parent Entity.
- f Proprietary company incorporated in Australia. Company was incorporated on 21 April 2004.
- * Economic interest in underlying controlled and equity accounted entities reflects WAT's economic ownership interest as determined under Australian generally accepted accounting principles excluding certain convertible redeemable preference shares issued by WEA which have been accounted for as borrowings in these financial statements. The prima facie interest of 80.23% (December 2003: 79.41%) exclusive of the convertible redeemable preference shares is equivalent to 77.31% (December 2003: 76.13%) inclusive of the convertible redeemable preference shares.
- ** These entities form part of the 89.7% beneficial interest in Westfield Shoppingtown Santa Anita.

	CONSOLIDATED 2004 $ Million	CONSOLIDATED 2003 $ Million	PARENT ENTITY 2004 $ Million	PARENT ENTITY 2003 $ Million
29 NOTES TO THE STATEMENT OF CASH FLOWS				
(a) Components of cash asets				
Cash assets	**158.5**	173.9	**15.7**	3.3
	158.5	173.9	**15.7**	3.3
(b) Reconciliation of profit from ordinary activities after withholding tax and before outside equity interests to net cash flows from operating activities				
Profit from ordinary activities after withholding tax and before outside equity interests	**836.3**	756.5	**1,155.6**	93.8
Loss/(Profit) from asset sales and Merger charges	**29.5**	(30.3)	**27.7**	–
Interest income	**(8.5)**	(3.5)	**(84.2)**	(1.8)
Bad debt provision	**(1.4)**	–	**–**	–
Borrowing costs	**376.6**	566.1	**0.7**	1.0
Revaluation on investments	**–**	–	**(469.1)**	469.1
Increase in other net assets attributable to operating activities	**(65.4)**	(39.2)	**(23.2)**	(18.1)
Net cash flows from operating activities	**1,167.1**	1,249.6	**607.5**	544.0

(c) Non cash financing and investing activities

On 18 May 2004, 25% of Garden State Plaza was disposed for US$193.8 million (A$262.1 million), comprising a cash consideration of US$64.2 million (A$ 86.8 million) and the assumption of debt of US$129.6 million (A$175.3 million).

	$ Million	$ Million
(d) Financing facilities		
Committed financing facilities available to the Economic Entity are as follows:		
Total financing facilities	**7,365.5**	7,607.9
Amounts utilised[(i)]	**(6,655.4)**	(6,841.1)
Available financing facilities	**710.1**	766.8
Cash assets (Refer Note 29(a))	**158.5**	173.9
Total available financing resources	**868.6**	940.7

(i) Amounts utilised include overdraft, borrowings and bank guarantees. Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

29 NOTES TO THE STATEMENT OF CASH FLOWS CONTINUED

These facilities comprise fixed and floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Economic Entity to comply with specific minimum financial requirements.

In addition to the above facilities and as a Member of the Westfield Group, certain subsidiaries of WAT are borrowers under a Global Syndicated Facility of US$4,000.0 million. The facility is a structured three and five year interest only unsecured multicurrency facility. At year end there was US$3,855.0 million undrawn under this facility.

	CONSOLIDATED	
	2004 $ Million	2003 $ Million
The maturity profile in respect of the above financing facilities:		
Due within one year	165.7	690.0
Due between one and five years	3,614.3	3,458.9
Due after five years	3,585.5	3,459.0
	7,365.5	7,607.9

30 IMPACTS OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Australian Accounting Standards Board ("AASB") has issued Australian equivalents to those IFRS that will be applicable for reporting periods commencing from 1 January 2005.

The key differences between Australian Generally Accepted Accounting principles ("AGAAP") and IFRS identified by management to date as potentially having significant effect on the financial position and financial performance of the Group are summarised below. The summary should not be taken as an exhaustive list of all the differences between AGAAP and IFRS.

The key differences between AGAAP and IFRS identified by management to date reflects the current interpretation of Australian equivalents to IFRS that were issued in July 2004 and that will be applicable from 1 January 2005.

Upon adoption of IFRS, the Group will be required to restate comparatives to reflect the new IFRS accounting policies. This will require initial adjustments to be made retrospectively to retained earnings at 1 January 2004.

Regulatory bodies that promulgate AGAAP and IFRS have significant ongoing projects that could affect the differences between AGAAP and IFRS described below. The Group's financial statements in the future could be materially impacted by these changes.

Changes expected to apply from 1 January 2004

(i) Investment Property Revaluation

Under AGAAP, changes in the fair value of shopping centres are reflected through the asset revaluation reserve. Decreases are also reflected through the asset revaluation reserve to the extent they reduce previously recognised increments and otherwise are charged to the operating result in the statement of financial performance.

Under IFRS, changes in the fair value of shopping centres are reflected through the operating result in the Statement of Financial Performance. On transition to IFRS the balance of the asset revaluation reserve will be transferred to retained earnings.

(ii) Foreign Currency Translation

Under AGAAP, where operations classified as self-sustaining have a functional currency that differs from the Australian parent, the Statement of Financial Position of the foreign operations must be translated to Australian dollars at year end rates and the Statement of Financial Performance at average rate with translation movements being recognised in the foreign currency translation reserve. Further, AGAAP requires the financial statements of Australian entities to be presented in Australian dollars.

Under IFRS, the assets, liabilities and operations of an entity are required to be measured using the functional currency of that entity. The functional currency can be Australian dollars or another currency. Further, under IFRS, an entity may present its financial statements in a currency other than its functional currency. Translation adjustments arising from the re-measurement of an entity's financial statements from functional to presentation currency are recorded in the foreign currency translation reserve.

30 IMPACTS OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") CONTINUED

Changes expected to apply from 1 January 2004 continued

(iii) Taxation

Under AGAAP, depreciation allowances for tax purposes and revaluation of investment properties does not have an impact on the tax expense in the Statement of Financial Performance. A liability is only recognised once there is an intention to sell the investment property and the sale would give rise to a tax obligation.

The introduction of IFRS will require a change to the deferred tax or balance sheet liability method of accounting for taxation. Deferred tax is the tax expected to be payable or recoverable, by the entity, on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. A deferred tax liability is recognised for depreciation allowances for tax purposes and revaluations of investment properties.

On implementation of IFRS, an opening adjustment to equity will be required, which will decrease net assets with annual deferred tax charges through the Statement of Financial Performance thereafter to reflect the increase/decrease in the difference between tax values and fair values of the investment properties held. The Group's liability for deferred tax is calculated using tax rates that are expected to apply when the liability is settled or the asset realised. The additional IFRS deferred tax liability at 31 December 2004 is between $950.0 million and $1,000.0 million including approximately $580 million brought forward at 1 January 2004 and approximately $395 million in respect of property revaluations, tax depreciation and currency movements during the period.

(iv) Leasehold Properties

Under AGAAP, ground rent obligations for leasehold land which meets the definition of an operating lease have not been recorded as an asset or liability in the Statement of Financial Position.

Under IFRS, it is expected that ground rent obligations for leasehold land that meets the definition of an investment property will be required to be treated as finance leases. This would result in an increase in investment properties and liabilities by an amount equal to the present value of the minimum future lease payments. At 31 December 2004 the Group's ground rent obligations for leasehold land is approximately $120 million.

Changes expected to apply from 1 January 2005

(i) Foreign Currency Derivatives

Under AGAAP, gains and losses on foreign currency derivatives are deferred and recorded with the underlying transactions being hedged:

(a) for hedges of foreign revenues, gains and losses are reflected in the Statement of Financial Performance as the underlying earnings are recognised; and
(b) for hedges of net investments in foreign operations, gains and losses are reflected in the foreign currency translation reserve.

Under IFRS, hedge accounting cannot be applied to derivatives entered into to hedge the foreign exchange exposure relating to revenues denominated in a foreign operation's functional currency. Accordingly, such derivatives are measured at fair value and gains and losses are reflected in the Statement of Financial Performance as they arise. The foreign exchange exposure on net investments in foreign operations can be hedged under IFRS provided that certain strict tests are met relating to hedge designation, documentation and effectiveness. If these tests are satisfied then the hedging derivative is measured at fair value and gains and losses reflected in the foreign currency translation reserve. However, to the extent that the hedge does not satisfy the above tests then a corresponding portion of the gain or loss is reflected in the Statement of Financial Performance immediately.

At 31 December 2004 all the Group's cross currency swaps as set out in note 24(b)(i) are considered to be effective under IFRS. At 31 December 2004 all of the Group's forward exchange contracts as set out in note 24(b)(ii) are considered to be ineffective under IFRS.

(ii) Interest Rate Derivatives

Under AGAAP, derivatives that are used to hedge exposure to fluctuations in floating interest rates are not measured at fair value. Instead payments and receipts on swaps are recognised in the Statement of Financial Performance as they arise and premiums paid on options are amortised over the period of the hedge.

Under IFRS, derivatives taken out to reduce exposures to fluctuations in floating interest rates may be accounted for as cash flow hedges provided that the hedge designation, documentation and effectiveness tests can be met. If these tests are satisfied then the hedging derivative is measured at fair value and gains or losses are reflected directly in equity until the hedged transaction occurs, when they are released to the Statement of Financial Performance. For fully effective hedges, this results in a profit and loss outcome similar to AGAAP. However, to the extent that the hedges do not satisfy the above tests then a corresponding portion of the gain or loss is reflected in the Statement of Financial Performance immediately.

At 31 December 2004, all of the Group's fixed rate debt as set out in Note 24(a) is considered to be effective under IFRS. At 31 December 2004 substantially all of the Economic Entity's interest rate derivatives, with an aggregate unrealised loss of $163.8 million, as set out in Note 24(a) are considered to be ineffective under IFRS.



30 IMPACTS OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") CONTINUED

Changes expected to apply from 1 January 2005 continued

(iii) Trust Units

Under AGAAP, units in fixed life property trusts are considered to be contributed equity of the unit trust. Under IFRS, the interpretation of AASB 132 Financial Instruments: Presentation and Disclosure in respect of the classification of units on issue for fixed life property trusts between liabilities and equity is currently under debate by the accounting profession. It is possible that fixed life property trusts will be required to classify units on issue as a financial liability rather than equity under AGAAP. This would result in the distributions to unit holders being classified as interest expense rather than as distributions to equity holders.

It should be noted that the possible classification of Trust units as a liability would not alter the underlying economic interest of the unit holders in the net assets and net profits attributable to unit holders of the stapled entity.

In March 2005 the AASB decided to advise the International Accounting Standards Board (IASB) of its tentative decision to issue guidance that the existence of a termination date for the life of a trust does not prevent units issued by fixed life listed property trusts from being classified as equity and that this interpretation of AASB 132 is IFRS compliant. The AASB plans to finalise its position on this matter at its April 2005 meeting.

It is expected that other less significant adjustments may also be identified.

Management of the transition to IFRS

The Group has commenced transitioning its accounting policies and financial reporting from current Australian Standards to the Australian Equivalent of IFRS by allocating internal resources and engaging expert consultants to conduct impact assessments to isolate key areas of the Group that will be impacted by the transition to IFRS. Priority has been given to finalising the preparation of the opening balance sheet in accordance with IFRS. This opening balance sheet will form the basis of accounting for IFRS in the future, and is required when the Group prepares its first fully compliant financial report for the year ended 31 December 2005. These approximations could change as further work is undertaken by the IFRS project team and other less significant adjustments are also expected to be identified.

31 DETAILS OF THE WESTFIELD GROUP MERGER

In July 2004, the Westfield Group was formed by the stapling of the securities of Westfield Holdings, WT and WAT ("Merger").

The Merger was implemented by way of a Court approved scheme of arrangement ("Share Scheme") of Westfield Holdings and amendments to the constitutions of each of Westfield Holdings, WAT and WT.

On 25 June 2004, Members of each of WAT, Westfield Holdings and WT approved the Merger. As a result of the Merger, Westfield Holdings is considered, for accounting purposes, to have gained control of WT and WAT and will consolidate WT and WAT from 2 July 2004, being the date an order made by the Supreme Court of New South Wales approving the Share Scheme was lodged with the Australian Securities & Investments Commission.

The Merger was implemented on 16 July 2004 ("Implementation Date"), being the date on which securities were issued to investors in each other entity and "stapled" such that the Westfield Group stapled securities trade as one security on the Australian Stock Exchange under the code WDC. The stapled security comprises one share in Westfield Holdings, one WT unit and one WAT unit. The following occurred on the Implementation Date:

- Members of WT holding units on 12 July 2004 ("Stapling Record Date") had their units converted into 0.28 restructured WT units and Members of WAT had their units converted into 0.15 restructured WAT units;
- a fully franked "stapling" dividend of $0.002 per share in Westfield Holdings was paid to Members of Westfield Holdings holding shares on the Stapling Record Date and applied to subscribe for one restructured WT unit for $0.001 and one restructured WAT unit for $0.001 for each share in Westfield Holdings held by that Member;
- a stapling distribution of $1.01 was paid to Members of WT holding units on the Stapling Record Date and applied to subscribe for one share in Westfield Holdings for $0.01 and one restructured WAT unit for $1.00 for each restructured WT unit held;
- a stapling distribution of $1.01 was paid to Members of WAT holding units on the Stapling Record Date and applied to subscribe for one share in Westfield Holdings for $0.01 and one restructured WT unit for $1.00 for each restructured WAT unit held;
- Members of Westfield Holdings holding shares on the Stapling Record Date received one stapled security for each share held;
- Members of each of WT and WAT received one stapled security for each restructured WT unit or restructured WAT unit (as the case may be) held on the Stapling Record Date.

31 WESTFIELD GROUP MERGER CONTINUED

The Merger ensures a common investor base in each of Westfield Holdings, WT and WAT other than a number of entities controlled by Westfield Holdings ("Cross Holders") holding units and options in WAT. The Cross Holders held 553.9 million units in WAT prior to the Merger. The Cross Holders participated in the consolidation of WAT units but did not participate in the issue of stapled securities or the stapling distribution. As a result of the consolidation, the Cross Holders currently hold 83,084,363 restructured units in WAT and will continue to receive distributions which are paid on WAT units. These units may not be transferred to third parties, except to other wholly owned subsidiaries of Westfield Holdings. The units held by the Cross Holders will remain for the life of WAT. The Cross Holders will continue to be able to vote at meetings of WAT.

As a result of the Merger, the Cross Holders' unit holdings in WAT has been reduced from 14.7% to 4.7% (on an undiluted basis).

The Cross Holders also hold a total of 27,661,209 Special Options in WAT.

Westfield Holdings and the Responsible Entities of WT and WAT entered into the Stapling Deed (effective 2 July 2004) which sets out the terms of the relationship between the entities with respect to the stapled securities. The Stapling Deed ensures that the entities must operate on a co-operative basis for the benefit of holders of Stapled Securities as a whole.

As a consequence of the Merger, Westfield Holdings, the Responsible Entities of WAT and WT and certain subsidiaries of each of them (each an "Obligor") have executed guarantee and negative pledge documentation in respect of financial accommodation provided for the benefit of the Westfield Group.

Under the guarantee documentation, each Obligor unconditionally and irrevocably grants a guarantee for the benefit of Westfield Group lenders in respect of the debts and monetary obligations of certain subsidiaries of Westfield Holdings, the Responsible Entity of WAT, or the Responsible Entity of WT.

The Master Negative Pledge Deed Poll given by Westfield Holdings, and the Responsible Entities of WAT and WT contains, amongst other things, certain undertakings, financial covenants, representations and warranties in respect of themselves and their controlled entities for the benefit of lenders to the Westfield Group. This document also sets out the basis upon which defaults or events of defaults may occur under the financing arrangements of Obligors and the acceleration rights of Westfield Group lenders in that event.

In order to implement the Merger, the Constitutions of each of Westfield Holdings, WT and WAT were amended. These amendments were approved by Members of each entity at the meetings held on 25 June 2004.

Under the amended Constitutions for each of WT and WAT, the responsible entities are entitled to be paid a management fee equal to the reasonable estimate of its costs in providing their services as responsible entity.

As a result of the Merger, Members of the Westfield Group will receive distributions from each component of the stapled security comprising dividends from Westfield Holdings and distributions from each of WT and WAT. The distribution policy of the Westfield Group is to distribute its reported after tax profit as presented on a AGAAP basis and adjusted for an amount equivalent to the project profits that the Group would have reflected in its statement of financial performance but for the Merger and other amounts which the Directors may determine to take into account in order to reflect the capital profits or losses and other items as considered appropriate. It is intended that the Westfield Group distributions be paid to Members half yearly and no later than two months after the end of each half year.

32 SUBSEQUENT EVENTS

Since the end of the financial year, the Group has acquired a 100% interest in the Chicago Ridge shopping centre in Chicago Ridge, Illinois for US$108.0 million; and increased its economic ownership of Valencia Town Center in Santa Clarita, California to 50% as a result of an acquisition for a net purchase price of US$69.2 million.

Directors' Declaration

The Directors of Westfield America Management Limited, the Responsible Entity of Westfield America Trust ("Trust"), declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable;

(b) in the Directors' opinion, the Financial Statements and notes thereto are in accordance with the Corporations Act 2001 (Cwlth), including sections 296 and 297; and

(c) they have been provided with the declarations required by section 295A of the Corporations Act 2001 (Cwlth).

Made on 30 March 2005 in accordance with a resolution of the Board of Directors.

FP Lowy, AC
Chairman

FG Hilmer, AO
Deputy Chairman

Westfield America Trust

Independent Audit Report

to the unitholders of Westfield America Trust

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Westfield America Trust (the Trust) and the consolidated entity, for the year ended 31 December 2004. The consolidated entity comprises both the Trust and the entities it controlled during that year.

The directors of the Westfield America Management Limited, the Responsible Entity of the Trust, are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Trust and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the unitholders of the Trust. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Trust and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Responsible Entity of the Trust.

Independence

We are independent of the Trust, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Westfield America Trust is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of Westfield America Trust and the consolidated entity at 31 December 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Meredith Scott

Meredith Scott
Partner

Sydney
30 March 2005

Directors' Report

for the financial year ended 31 December 2004

The Directors of Westfield America Management Limited (the "Responsible Entity"), the responsible entity of Westfield America Trust ("the Trust") submit the following Report for the year ended 31 December 2004 ("Financial Year").

Review of Operations and State of Affairs

The Trust reported a net profit after tax of $726.9 million (excluding the Westfield Group Merger costs and asset sales) for the year ended 31 December 2004, an increase of 26.9% over the same period last year. This result is in line with the forecast as disclosed in the Explanatory Memorandum in relation to the proposal to staple the shares of Westfield Holdings Limited and the units of Westfield Trust and Westfield America Trust dated 25 May 2004.

Distribution for the year ended 31 December 2004, excluding the special capital distribution of $34.0 million, is $765.5 million (compared to $573.6 million for the year ended 31 December 2003).

As a result of the stapling of the securities of the Trust, Westfield Trust and Westfield Holdings Limited, effective 2 July 2004 (the "Merger"), a one-off special capital distribution of $34.0 million was paid to ordinary unitholders of the Trust.

The strong result for the year reflects the intensive management of the Trust assets and the quality of the shopping centre portfolio.

As at 31 December 2004, the Trust's total assets were $17.1 billion, an increase of 16.9% in comparison to the position as at 31 December 2003.

Unitholders' funds attributable to Members of the Trust at year end was $7.8 billion up 56.1% from 31 December 2003.

Operational results

For the year ended 31 December 2004, specialty sales totalled US$6.7 billion which is a 5.3% increase for the period. On a comparable basis, specialty retail sales increased 6.1% per square foot for the year. As at 31 December 2004, the US portfolio was 94.2% leased which is slightly ahead of the occupancy rate a year ago of 94%.

Investment projects

Completed

During the year, the Trust completed the US$113 million redevelopment of Westfield Santa Anita, in Los Angeles, California, and the US$27 million development of Westfield Parkway, in San Diego, California. Both projects were completed in October 2004.

Under Construction

The US$130 million redevelopment of Westfield Wheaton, in Wheaton, Maryland is progressing on schedule and is expected to be completed in the second quarter of 2005. Completion is expected in the second quarter of 2005 on the US$117 million redevelopment of Westfield Franklin Park, at Toledo, Ohio, while the US$32 million upgrade of Westfield Gateway, at Lincoln, Nebraska is currently scheduled to be completed during the fourth quarter of 2005.

The first quarter of 2006 is expected to see the completion of the Trust's US$71 million development of Westfield Chesterfield, in St Louis, Missouri. Two major projects are expected to be finished in the second quarter of 2006 – the US$137 million redevelopment of Westfield Century City in Los Angeles, California and the US$119 million redevelopment of Connecticut Post in Milford, Connecticut. The US$420 million redevelopment of Westfield San Francisco, in California, is progressing well and is currently scheduled to be completed in the fourth quarter of 2006.

Property transactions

On 18 May 2004, Prudential plc's US affiliate increased its ownership in Garden State Plaza by 25%, bringing its total ownership interest in the property to 50%.

Since year end, the Trust has purchased Chicago Ridge in Chicago, Illinois for US$108 million and acquired a further 25% interest in Westfield Valencia of US$69 million, taking its interest to 50%.

At 31 December 2004, the Trust had interests in 66 retail properties in the United States with a value of US$12.4 billion, comprising 6.3 million square metres of retail space and 9,000 retailers.

There were no significant changes in the Trust's state of affairs during the Financial Year other than as noted above.

Outlook

The Directors confirm the forecasts for the Westfield Group, of which the Trust is a part of, contained in the Explanatory Memorandum for the distribution periods to 30 June 2006.

Principal Activities

The principal activities of the Trust during the Financial Year were the ownership and improvement of shopping centres in the United States, via its investment in Westfield America, Inc. There were no significant changes in the nature of those activities during the Financial Year.

Subsequent Events

Other than the matters noted in Note 32 of the financial report, no other matter or circumstance has arisen since the end of the Financial Year that has significantly affected, or may significantly affect:

(i) the Trust's operations in future financial years;
(ii) the results of those operations in future financial years; or
(iii) the Trust's state of affairs in future financial years.

Future Developments

The likely developments in the Trust's operations in future financial years and the expected results of those operations are described in the Review of Operations above.

Distributions

The following distributions were paid to Members during the Financial Year:

The distribution for the six months ended 31 December 2003, paid on 27 February 2004, was paid to Members as follows: ↗ for ordinary units issued on 29 August 2003 under the Trust's Distribution Reinvestment Plan – 5.64 cents per unit ↗ for all other ordinary units – 8.51 cents per unit	$310.1 million
A stapling distribution was paid to Members holding units on 12 July 2004 (Stapling Record Date) and applied to subscribe for one share in Westfield Holdings Limited for $0.01 and one restructured Westfield Trust unit for $1.00 for each restructured unit held as follows: ↗ $1.01 per restructured unit	$488.1 million
A special capital distribution was paid to Members holding units on 9 July 2004 (Distribution Record Date), to reduce the expected dilutive impact on distributions to members during the first 12 month period following implementation of the Westfield Group Merger, as follows: ↗ 0.9 cents per ordinary unit	$34.0 million
The distribution for the six months ended 30 June 2004, paid on 31 August 2004, was paid to Members as follows: ↗ for ordinary units issued on 27 February 2004 under the Trust's Distribution Reinvestment Plan – 5.23 cents per unit ↗ for all other ordinary units – 7.80 cents per unit	$291.8 million

The following distribution was declared for payment to Members with respect to the six months ended 31 December 2004, and paid on 28 February 2005:

26.82 cents per unit for the six months ended 31 December 2004, declared on 25 February 2005 and paid 28 February 2005[i]	$473.7 million

[i] A distribution of 52.03 cents per Westfield Group stapled security was paid on 28 February 2005. This distribution is an aggregate of a distribution from each of Westfield Trust and Westfield America Trust and a dividend from Westfield Holdings Limited. The figure reported here represents that component of the aggregate Westfield Group distribution attributable to the distribution of the Trust.



Westfield America Trust

Directors' Report

for the financial year ended 31 December 2004

The Directors

The names of the Directors of the Responsible Entity in office, and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report, are shown below. Ordinary units in the Trust were stapled to shares in Westfield Holdings Limited and units in Westfield Trust as part of the Merger. The stapled securities trade on the Australian Stock Exchange under the code WDC.

Director	Number of Stapled Securities
FP Lowy, AC DH Lowy, AM PS Lowy SM Lowy	166,664,514
RL Furman	-
DM Gonski, AO	149,212
FG Hilmer, AO	189.433
SP Johns	1,817,567
JB Studdy, AM	38,573
FT Vincent	-
GH Weiss	-
DR Wills, AO	20,000
CM Zampatti, AM	222,111

Note: None of the Directors holds options over any issued or unissued shares in the Trust.

The Board of the Responsible Entity was restructured following the Merger. The changes to the composition of the Board are as follows:

- Mr FP Lowy, AC, Mr PS Lowy, Mr SM Lowy, Mr RL Furman, Mr SP Johns, Mr JB Studdy, AM and Mr FT Vincent served on the Board for the entire Financial Year;
- On 13 July 2004, Ms JR Broadbent, AO, Mr H Huizinga and Mr RC Mansfield, AO resigned from the Board.
- On 13 July 2004, Mr DH Lowy, AM, Mr DM Gonski, AO, Mr FG Hilmer, AO, Dr GH Weiss, Mr DR Wills, AO and Ms CM Zampatti, AM were appointed to the Board.

Options

Details of the unissued ordinary units in the Trust under options as at the date of this Report are provided in Note 10 in the Notes to the Financial Statements (page 69).

Details of fully paid ordinary units in the Trust which were issued during or since the end of the Financial Year as a result of the exercise of options over unissued units are provided in Note 10 in the Notes to the Financial Statements (pages 68 and 69).

Indemnities and Insurance Premiums

No insurance premiums were paid during or since the end of the Financial Year out of the assets of the Trust in regards to insurance cover provided to the Responsible Entity or the auditor of the Trust. So long as the officers of the Responsible Entity act in accordance with the Constitution and the Corporations Act, they remain fully indemnified out of the assets of the Trust against any losses incurred while acting on behalf of the Trust. The auditors of the Trust are in no way indemnified out of the assets of the Trust.

Special rules for Registered Schemes

- $70.1 million in fees were paid and payable to the Responsible Entity and its associates out of the assets of the Trust during the Financial Year.
- No units in the Trust were held by the Responsible Entity at the end of the Financial Year. Associates of the Responsible Entity held 114,605,172 units as at the end of the Financial Year.
- Details of units issued in the Trust during the Financial Year are set out on Note 10 on page 68.
- No withdrawals were made from the scheme during the Financial Year.
- Details of the value of the Trust's assets as at the end of the Financial Year and the basis for the valuation are set out in Notes 1(g)(i), 4 and 5 on pages 61, 64 and 65, respectively.
- Details of the number of units in the Trust as at the end of the Financial Year are set out in Note 10 on page 68.

Directors' Report

for the financial year ended 31 December 2004

Audit and Compliance Committee

As at the date of this Report, the Responsible Entity had an Audit and Compliance Committee of the Board of Directors.

Reporting to Members

By an order dated 21 January 2005 made by the Australian Securities and Investments Commission, the Directors have been relieved from compliance with the requirement, for the Financial Year ended 31 December 2004, that the Trust report to its Members by 31 March 2005. For the Financial Year ended 31 December 2004, the Trust is permitted to report to its Members on or before 15 April 2005.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

FP Lowy, AC
Chairman

FG Hilmer, AO
Deputy Chairman

30 March 2005

Corporate Governance

The Corporate Governance statement for Westfield America Trust for the financial year ended 31 December 2004 has been incorporated into the Corporate Governance statement prepared for the stapled Westfield Group. This statement can be found in the 2004 Westfield Group Annual Report, after the Directors' Report.

Shareholding Information

as at 10 March 2005

Twenty Largest Holders of Stapled Securities in Westfield Group*

		Number of Securities	% of Issued Securities
1	JP Morgan Nominees Australia Limited	263,875,460	15.44
2	Westpac Custodian Nominees Limited	241,365,356	14.12
3	National Nominees Limited	169,963,072	9.95
4	Cordera Holdings Pty Limited	105,594,531	6.18
5	ANZ Nominees Limited	85,979,601	5.03
6	Citicorp Nominees Pty Limited	58,063,732	3.40
7	Cogent Nominees Pty Limited	47,498,133	2.78
8	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	40,031,560	2.34
9	AMP Life Limited	28,989,402	1.70
10	HSBC Custody Nominees (Australia) Limited	27,549,763	1.61
11	Cogent Nominees Pty Limited <SMP Accounts>	26,597,642	1.56
12	Queensland Investment Corporation	25,604,881	1.50
13	Westpac Financial Services Limited	17,123,541	1.00
14	Franley Holdings Pty Limited	15,617,400	0.91
15	Bond Street Custodians Limited <Property Securities A/C>	14,932,065	0.87
16	Victorian WorkCover Authority	14,022,510	0.82
17	Westfield C Fund Pty Limited	13,728,334	0.80
18	RBC Global Services Australia Nominees Pty Limited	13,321,111	0.78
19	Bond Street Custodians Limited <ENH Property Securities A/C>	11,630,641	0.68
20	Transport Accident Commission	11,196,292	0.66
		1,232,685,027	72.13

* Ordinary units in Westfield America Trust were stapled to units in Westfield Trust and shares in Westfield Holdings Limited as part of the Merger. The stapled securities trade on the Australian Stock Exchange under the code WDC.

Voting Rights

At a meeting of Members, on a show of hands, every person present who is a member or representative of a Member has one vote, and on a poll, every Member present in person or by proxy or attorney and every person who is a representative of a Member has one vote for each dollar value of the total interest they have in the Trust.

Distribution Schedule

Category	Number of options	Number of option holders	Number of stapled securities	Number of security holders	% of securities in each category	No. of units not stapled to WHL shares or WT units	Number of Unitholders
1–1,000	1,600	2	34,979,717	72,291	2.05	19	1
1,001–5,000	3,200	2	112,047,168	44,558	6.55	0	0
5,001–10,000	20,000	2	38,876,108	4,959	2.28	0	0
10,001–100,000	1,083,800	29	73,918,229	2,779	4.33	0	0
100,001 and over	1,266,215	4	1,449,016,793	268	84.79	83,084,344	4
Total	2,374,815*	39	1,708,838,015	124,855	100.00	83,084,363	5

As at 10 March 2005, 1,802 security holders hold less than a marketable parcel of quoted securities in Westfield Group.

* In addition, there are 27,681,209 options on issue to four subsidiaries of Westfield Holdings Limited. Due to the stapling structure of the Westfield Group, these options could not be exercised by these subsidiaries. The total number of options on issue at 10 March 2005 is 30,060,024.

Substantial Securityholders

The names of the Group's substantial security holders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Group, are as follows:

Members of the Lowy family and associates	166,450,338
National Australia Bank Limited	90,548,325
Commonwealth Bank of Australia	84,858,407

Directory

Westfield Group

Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office

12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office

Level 3
Corner Remuera Road & Nuffield Street
Newmarket, Auckland
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office

6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries

Maureen T McGrath
Simon J Tuxen

Auditors

Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information

Westfield Holdings Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 7045
Sydney NSW 2001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: computershare.com

Listing

Australian Stock Exchange – WDC

Website

westfield.com


Australia
New Zealand